As filed with the Securities and Exchange Commission on February 4, 2019.

Registration No. 333-228993

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CIBUS GLOBAL, LTD.
to be domesticated as described herein to a corporation named

CIBUS CORP.
(Exact name of registrant as specified in its charter)

British Virgin Islands (prior to domestication)
Delaware (after domestication)	2836	98-0603843
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Cibus Global, Ltd.
6455 Nancy Ridge Drive
San Diego, California 92121
(858)-450-0008
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jim Hinrichs
Chief Financial Officer
Cibus Global, Ltd.
6455 Nancy Ridge Drive
San Diego, California 92121
(858) 450-0008
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kenneth Polin Boris Dolgonos Peter E. Devlin Jones Day 250 Vesey Street New York, New York 10281 (212) 326-3939	Richard D. Truesdell, Jr. Derek Dostal Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)(2)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A common stock, par value $0.00001 per share	7,666,667	$16.00	$122,666,672	$14,868

(1)	Includes the offering price of shares of Class A common stock that may be sold if the option to purchase additional shares granted to the underwriters is exercised.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.
(3)	Of this amount, $12,120 was previously paid in connection with the prior filing of this registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Cibus Global, Ltd., the registrant whose name appears on the cover of this registration statement, is a British Virgin Islands business company. In connection with and prior to the closing of this offering, Cibus Global, Ltd. will domesticate into a Delaware corporation pursuant to a statutory domestication under Section 388 of the Delaware General Corporation Law and will change its name to Cibus Corp. Shares of Class A common stock, par value $0.00001 per share, of Cibus Corp. are being offered by the prospectus that forms a part of this registration statement.

The information in this preliminary prospectus is not complete and may be changed. We may not offer these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 4, 2019

PRELIMINARY PROSPECTUS

6,666,667 Shares

Class A Common Stock

This is our initial public offering. We are offering 6,666,667 shares of our Class A common stock.

Prior to this offering, there has been no public market for our Class A common stock. We have applied to list our Class A common stock on the Nasdaq Global Market under the symbol “CBUS.” We anticipate that the initial public offering price will be between $14.00 and $16.00 per share.

Upon completion of this offering, we will have two classes of common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except that the Class B common stock are subject to a reduction in distributions payable upon liquidation and are subject to conversion and repurchase provisions, each as described under “Description of Capital Stock.” References to our “common stock” refer to our Class A common stock and our Class B common stock, taken together.

We are an “emerging growth company” as that term is defined in the Jumpstart Our Business Startups (JOBS) Act of 2012 and a “smaller reporting company” as that term is defined in Regulation S-K under the Securities Act of 1933, as amended, and as such, will be subject to certain reduced public company reporting requirements. See “Summary—Implications of Being an Emerging Growth Company.”

Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” beginning on page 18.

	Per Share	Total
Public offering price	$	$
Underwriting discounts	$	$
Proceeds to us before expenses	$	$

The underwriters have the option to purchase up to 1,000,000 additional shares of our Class A common stock from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares of Class A common stock to purchasers on or about          , 2019 through the book-entry facilities of The Depository Trust Company.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Morgan Stanley	BofA Merrill Lynch
Piper Jaffray

BMO Capital Markets

The date of this prospectus is            , 2019

CIBUS™

Inspired by Nature

Our Vision

To be leaders in the responsible development of sustainable, nature identical plants to help feed the world

Our Technology

Our Rapid Trait Development System (RTDS) accelerates plant breeding through precision gene-editing

Our proprietary technologies allow us to customize plants and microorganisms with value-enhancing traits

Our Progress

We have established crop platforms in canola, rice, flax, potato, and are now developing platforms in wheat, corn, soybean and peanut

Our commercial product, Falco, is a non-transgenic herbicide-tolerant canola seed, providing an alternative weed control option that offers farmers higher profits from non-GMO premiums

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of Class A common stock.

For investors outside the United States: Neither we nor any of the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourself about, and to observe any restrictions relating to, this offering and the distribution of this prospectus.

i

As used in this prospectus, unless otherwise noted or the context requires otherwise:

•	“We,” “us,” “our,” “Cibus,” the “Company,” and similar references refer: (i) following the consummation of the Corporate Conversion to Cibus Corp., a Delaware corporation, and, unless otherwise stated, all of its subsidiaries and (ii) prior to the consummation of the Corporate Conversion to Cibus Global, Ltd. (“Cibus Global”), a British Virgin Islands business company, and, unless otherwise stated, all of its subsidiaries;
•	“Corporate Conversion” refers to the domestication consummated in connection with and prior to the closing of this offering, as described under “Our Reorganization and Corporate Conversion—The Corporate Conversion;”
•	“Product candidates” means (i) with respect to canola crops in North America, additional canola traits incorporated from time to time in our proprietary branded canola seed products and (ii) our traits that we intend to license globally to third-party seed companies, as described under “Business—Commercial Approach and Product Portfolio;”
•	“Original Cibus Global Equity Owners” refers to the owners of all issued and outstanding common and preferred equity interests in Cibus Global and outstanding warrants to purchase such equity intersts, in each case prior to the Reorganization Transactions; and
•	“Reorganization Transactions” refers to the transactions undertaken in connection with our internal reorganization, as described under “Our Reorganization and Corporate Conversion—The Reorganization Transactions.”

In connection with and prior to the closing of this offering, we intend to change our domicile from a British Virgin Islands business company to a Delaware corporation by means of a domestication under Section 388 of the Delaware General Corporation Law (the “DGCL”) and Section 184 of the BVI Business Companies Act, 2004 (the “BCA”) and change our name from Cibus Global, Ltd. to Cibus Corp.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

Currency amounts in this prospectus are stated in U.S. dollars, unless otherwise indicated.

This prospectus includes industry and market data that we obtained from industry publications, third-party studies and surveys, filings of public companies in our industry, and related industries and internal company surveys. These sources include government and industry sources, which generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. We do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein. Assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements.”

Throughout this prospectus, we refer to the following technical terms:

•	“aflatoxin” is a known liver carcinogen produced by certain fungi when they grow on foods such as peanut, corn and sorghum.
•	“cell culture” refers to the process by which cells, tissues or organs are grown or maintained under controlled sterile conditions on a nutrient culture medium of known composition, generally outside of their natural environment.

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•	“crop platform,” as used with respect to our business, refers to a fundamental understanding of the relevant crop and the development of a crop-specific predictable, reproducible process for isolating single plant cells, making the desired genetic edit(s) in those cells, and regenerating edited cells into whole plants possessing the desired traits.
•	“DNA,” or deoxyribonucleic acid, is a molecule that carries the genetic code comprising four chemical bases: adenine (A), guanine (G), cytosine (C) and thymine (T), the sequence of which determines the information available for building and maintaining an organism.
•	“elite” refers to a plant that expresses well-documented and consistent observable characteristics (phenotypes).
•	“genome” refers to the genetic material of an organism.
•	“genomics” refers to the study of the structure, function, evolution, mapping and editing of genomes.
•	“genotype” refers to the genetic constitution of an individual organism.
•	“germplasm” refers to living plant tissue from which new plants can be grown, which most commonly refers to seeds, but may also include other parts of a plant.
•	“glyphosate” is a specific broad-spectrum systemic herbicide that inhibits aromatic amino acid biosynthesis, eventually leading to the plant’s death.
•	“high-oleic oil” refers to oil that is high in oleic acid, which is a monounsaturated fatty acid, and low in linoleic acid, which is a polyunsaturated acid. Monounsaturated fats, such as oleic acid, can help reduce bad low-density lipoprotein (LDL) cholesterol, which can lower risk of cardiovascular disease. Polyunsaturated fats, such as linoleic acid, have poor stability against oxidation, whereas, monounsaturated fats are highly resistant to heat and show good stability under frying conditions.
•	“hybrid” refers to a plant that results from cross pollinating two different plant varieties and carries a combination of traits from the respective parent plants.
•	“mutagen” refers to an agent that causes genetic change (mutation) in a cell.
•	“mutagenesis” is a method of plant breeding involving the induction of mutations in plants by exposing whole plants, seeds or plant tissue to chemicals or radiation as a means of purposely damaging genetic material, thereby creating greater genetic variation.
•	“oligonucleotide-directed mutagenesis,” or “ODM,” refers to a gene-editing technique in which chemically-synthesized nucleic acid sequences, referred to as oligonucleotides, act as a mutagen and DNA template in conferring a desired mutation without undergoing recombination.
•	“parent seed” refers to seed that possesses desired traits and can be the male and female germplasm used for breeding hybrids.
•	“sulfonylurea herbicides” are a specific broad-spectrum systemic herbicide employing sulfonylurea organic compounds inhibiting branched chain amino acid biosynthesis, eventually leading to the plant’s death.
•	“transgenic” refers to an organism into which foreign genetic material has been incorporated.
•	“transgenic process” refers to a process in which foreign genetic material is integrated, temporarily or permanently, into an organism’s genetic code as a byproduct or end result of such process.

“Cibus,” “RTDS,” “Falco,” “SU Canola,” “Nucelis,” “ASAP,” “Trait Machine,” the Cibus logo and other trademarks or service marks of Cibus appearing in this prospectus are the property of Cibus. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders and do not imply a relationship with, or endorsement or sponsorship of us, by these other companies. Solely for convenience, trademarks and trade names in this prospectus may be referred to without the ™ and ® symbols, but such references, or their failure to appear, should not be construed as any indicator that their respective owners will not assert their rights with respect thereto.

In anticipation of future traits being launched in our branded canola seeds we relaunched our branded canola seeds in September 2018 under the brand name, Falco. Currently, sulfonylurea-tolerant canola seeds are the only product being sold under the Falco brand name, and as such, the SU Canola and Falco brand names are used interchangeably in this prospectus.

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SUMMARY

This summary highlights information included elsewhere in this prospectus and does not contain all of the information you should consider in making an investment decision. You should read this entire prospectus carefully, including the sections entitled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Selected Historical and Pro Forma Consolidated Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto before making an investment decision regarding our Class A common stock.

Our Company

Business Overview

We are a biotechnology company using advanced technologies to develop desirable plant traits for the global seed industry. Founded in 2001, we have developed and are commercializing a proprietary and highly differentiated gene-editing technology, which we refer to as the Rapid Trait Development System (“RTDS”). RTDS enables us to efficiently introduce customizable, specific and predictable value-enhancing traits into plants and microorganisms. This ability to precisely edit plant genes without the integration of foreign genetic material, or recombinant DNA, establishes our technology as truly non-transgenic, both in process and product, and distinguishes us from competitors. Our gene-editing approach accelerates the processes that underlie natural breeding and provides a versatile and low-cost means to increase crop yields for farmers, to develop healthier food for consumers, and to reduce waste for a sustainable agricultural ecosystem. We have taken care to responsibly improve characteristics in plants as our trait products are indistinguishable from those that could occur in nature. We believe RTDS can transform the global seed industry by applying advanced trait development to a broader range of crops and geographies than has previously been targeted, enabling us to meet demands across the agricultural value chain—from farmers seeking weed control and disease tolerance options for greater crop yields, to processors looking to improve ease of handling and to minimize waste, to retail consumers increasingly demanding foods that are healthier, more nutritious and safer (e.g., non-allergenic).

Historically, large agricultural chemical companies have introduced desirable traits by employing transgenic processes, in which foreign genetic material is integrated into the plant’s genetic code. The integration of this recombinant DNA typically results in seeds being classified as genetically engineered, or bioengineered (“BE”), or genetically modified organisms (“GMO”), and therefore subject to strict regulation in many countries. With transgenic techniques, it can take more than a decade and cost up to an estimated $135 million to develop a single plant trait, assess it for safety and receive regulatory approval prior to commercialization. In contrast, RTDS can be used to develop a desirable plant trait, such as disease tolerance, and introduce it into multiple crops within months, enabling trait commercialization within five years and at a significantly lower cost than transgenic techniques. Our target market is the $39 billion global seed industry. As seeds with traits developed through RTDS are non-transgenic and not subject to heightened GMO regulation in certain of our key agricultural markets, we are able to develop traits that can compete across the seed market—in the $17 billion conventional seed market (non-GMO), and also in the $21 billion biotech seed market (comprising seeds with traits developed through biotechnology). We believe value in this sector can be captured by engineered seeds that improve yields, sustainability and consumer appeal. We believe our technology, commercial relationships and reputation within the global seed industry position us well to accelerate growth in the already fast-growing biotech seed market by providing competitive, non-transgenic options as well as to share in growth of the non-GMO conventional seed market through the non-transgenic introduction of desirable traits. For example, by developing disease-resistance traits that protect against key diseases while reducing the volume and frequency of fungicide applications, we believe we can capture additional value from the global market for fungicide, valued at over $15 billion, which is used to protect crops against fungal plant diseases.

Our commercial strategy has two pillars. First, in North America, we have launched our proprietary branded canola seed product in the $1.4 billion North American canola seed market. The launch of our first commercial product, SU Canola (canola tolerant to specific sulfonylurea herbicides), has enabled us to establish our brand, build market confidence in our technology and demonstrate the power and commercial viability of our non-transgenic gene-editing process. In anticipation of future traits being launched in our branded canola seeds we relaunched our branded canola seeds in September 2018 under the brand name, Falco. Currently, sulfonylurea-tolerant canola seeds are the only product being sold under the Falco brand name. The high-value North American canola seed market has grown by 133% from $600 million (17 million acres) in 2008 to $1.4 billion (25 million acres) in 2017. Since we first launched SU Canola in the United States in the

2016 growing season, it has attained an approximately 4% share (measured by acres planted) in the U.S. canola market. Following our limited pre-launch in the Canadian provinces of Manitoba and Saskatchewan this year, we intend to fully launch SU Canola more broadly in those provinces in the 2019 growing season. SU Canola’s non-transgenic nature is recognized in key target canola/oilseed rape markets, and neither the regulatory authorities in the United States nor Canada consider SU Canola to be a product of genetic engineering. In response to market demand for non-GMO products, we have established important industry partnerships to incentivize the cultivation of our SU Canola product. For example, large agribusiness companies, such as Cargill Inc. (“Cargill”) and Bunge Ltd. (“Bunge”), have established agreements to provide farmers non-GMO premiums when they deliver grain produced from our SU Canola seed to their crushing facilities. Building on our success with SU Canola, our canola product candidates for the North American market include additional herbicide tolerances, yield protection and disease tolerance traits. In the North American canola market, our goal is to produce and sell seeds that enable farmers to grow the highest yielding, most profitable canola crops. We expect to launch up to three next-generation canola hybrids in 2019 and each of our yield protection trait (pod shatter reduction) and our disease tolerance trait between 2020 and 2023.

The second pillar of our commercial strategy, outside of the North American canola seed market, is to develop and license our RTDS-developed crop traits to leading seed companies. We have developed desirable traits in crops that are positioned to be grown and sold in key target agricultural markets, such as the United States, Canada, Argentina, China and potentially other markets over time. Licensing traits gives us the greatest opportunity to penetrate these markets efficiently, while leveraging our licensing partners’ breeding and commercialization expertise. Having proven the capabilities of RTDS in canola, we expect to launch and license our first herbicide tolerant rice product between 2020 and 2023. We estimate the addressable rice market to be a $1.9 billion market opportunity. Further, as part of our initial focus we have established additional customizable “crop platforms” for trait development in flax, potato and cassava, and we are developing crop platforms for trait development in peanut, wheat and corn. We also intend to develop a crop platform in soybean with the potential to expand to all other major crops. Including our yield protection and disease tolerance canola traits and our herbicide tolerance rice traits, described above, we expect to launch six traits in three crops within the next five years, each of which we believe addresses a significant market opportunity. To date, the transgenic development of crop traits by large agricultural chemical companies has been mostly limited to herbicide tolerance and insect resistance traits in corn and soybean, and, to a lesser extent, cotton and canola. RTDS is able to address important trait needs, such as disease tolerance and pod shatter reduction, which have not historically been focused on by the large agricultural chemical companies. The non-transgenic development of these under-addressed traits in major crops is a key component of the licensing pillar of our commercial strategy.

For the nine months ended September 30, 2018 and the year ended December 31, 2017, we generated $2.6 million and $2.7 million in revenue and our net loss was $30.1 million and $40.9 million, respectively. These results reflect that we currently have only one commercialized product, SU Canola, which is available in the United States and, on a limited basis, in Canada.

Our Proprietary Technologies

We are pioneering a new technological era in agriculture that leverages our expertise in genomics, gene editing and cell culture. Desirable plant traits can take decades to successfully develop and commercialize through conventional and transgenic techniques. RTDS can achieve the results of these processes on a non-transgenic basis, introducing into plants customizable, specific and predictable combinations of value-enhancing traits that can be commercialized in less than five years. RTDS functions effectively as a “trait machine” that enables us to isolate a single plant cell, make the desired genetic edits in that cell, and regenerate that cell into an entire plant. We have developed the know-how to design traits that meet specific customer demands. In this regard, RTDS is capable of delivering multiple desirable traits (or “stacked” traits) within the same plant. For example, starting with our elite, herbicide-tolerant canola parent seed, we have developed traits such as pod shatter reduction, which increases yields realized by farmers, and improved oil quality, which appeals to consumers.

The trait machine enables us to provide customized plant products with tailored traits to our seed company licensing partners, based upon such company’s specific needs, tailored for the demands and geographic location of their farmer customers, as illustrated in the following graphic:

Parental or Elite Genetics
Choose Starting Germplasm / Variety
Elite Germplasm 1
Elite Germplasm 2
Elite Germplasm 3
Herbicide Tolerant Traits
Choose Herbicide Tolerance(s)
None
Mode of Action 1
Mode of Action 2
Other Grower Traits
Select all that apply
Pod Shatter Reduction
Maturity – Days from Seeding to Harvest (early, mid, or late)
Other Biotic Stress Tolerances
Select all that apply
Pest Control 1
Resistance to Disease 1
Resistance to Disease 2
Abiotic Stress Tolerances
Select all that apply
Drought Resistance
Heat Tolerance
Consumer Traits
Select all that apply
Healthier Oil
Allergen Free
Healthier Starches

We have developed extensive genomics and computational biology expertise, which enables us to determine what to edit based upon a deep understanding, at a molecular level, of which genes or edits to those genes contribute to specific characteristics of a plant. Our proprietary process begins by isolating single plant cells for editing. We harness the cell’s intrinsic DNA repair system to edit specific targeted bases within the genome, which can include using a gene repair oligonucleotide, or “GRON.” The GRON acts as a “DNA template,” guiding the cell’s innate repair machinery to make specific edits to the DNA’s targeted base pairs. In some cases, we use DNA-breaking reagents, such as CRISPR-Cas9, which act as “molecular scissors,” to make site-specific cuts in the DNA of the plant cell. Once the repair process is complete, any editing reagents are entirely degraded by the cell’s natural processes. At this point we have precisely edited a single plant cell. This genetically edited cell does not contain any foreign genetic material, establishing our technology as truly non-transgenic, both in process and product. This aspect of our technology distinguishes us from competitors who deploy transgenic gene-editing processes. Once the presence of the new trait is confirmed, we apply our proprietary, industry-leading cell culture expertise to regenerate and grow an entire plant with the desired traits introduced by our targeted edits. Our product is nature-identical, whereby it mirrors a desirable plant trait that could occur in plants through randomly occurring mutations in nature or through conventional plant breeding.

Our proprietary technologies and traits are protected by more than 300 patents and patent applications worldwide across 16 patent families. We hold key patents and patent applications with respect to RTDS gene-editing methods, oligonucleotide-directed mutagenesis (“ODM”) molecules, delivery methods for our ODM molecules, and applications of our RTDS technologies. We believe our patent portfolio provides us with a significant competitive advantage and creates a barrier to entry for potential competitors.

Market and Industry Overview

As the global human population rises and arable land and water become increasingly scarce, agricultural inputs are the primary means of increasing crop yields. According to Phillips McDougall, three of the largest agricultural input markets in 2017 by global sales were fertilizers, crop protection chemicals and seeds. Within the $39 billion global seed industry, seeds with traits developed through biotechnology, or biotech seeds, account for $21 billion and represent the most profitable and highest growth component of these input markets. Further, as trait development technologies continue to advance, the size of the global seed industry is expected to grow.

More than 20 years ago, new seed breeding technologies transformed the global seed industry, leading to rapid improvements in crop yields and nutritional content. One critical advance was genetic engineering—the ability to alter genes to produce a plant with a specific, desired trait, such as herbicide tolerance, insect resistance or drought tolerance. Historically, these advancements have relied upon transgenic modification, which is the integration of recombinant DNA from other species to develop a non-native characteristic. Crops developed through transgenic modification are developed by integrating foreign DNA, encoding the desired trait randomly into a plant cell’s DNA, typically disrupting an existing gene’s function. The random nature of this technique means that it typically takes thousands of integrations and subsequent evaluations before a desired trait is successfully expressed in the target crop. Further, after several generations of propagation, the modified gene may not continue to properly express the desired trait. Despite these technological challenges, in the United States, nearly 100% of planted acres in certain large crop markets, including cotton and soybean, are crops developed through transgenic modification.

Adoption of Genetically Engineered Crops in the US, 1996 - 2018

% of Planted Acres
100%
80%
60%
40%
20%
0%
1996
1998
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
Soybean
Cotton

Source: USDA

More recently, biotechnology companies have deployed gene-editing technologies for crop trait development. Most gene-editing techniques make use of site-directed DNA-breaking nucleases that can make breaks in both strands of DNA at specific locations. The subsequent repair of these DNA breaks can then modify the plant’s genes. The processes employed in modern gene-editing techniques, and the resulting products, can either be transgenic or non-transgenic. Non-transgenic gene editing has a number of advantages over transgenic modification, including precision, faster trait development, potential to identify new gene functions, high specificity and ability to stack traits in novel ways. The combined speed, accuracy and lower cost of non-transgenic gene editing enables the commercially viable development of seeds for a broader range of crops than transgenic modification. Because modern gene editing is either mostly, or in the case of our RTDS, completely non-transgenic, it has the potential to bring the benefits of biotech seeds to more markets over time.

Trait Development Technology	Anticipated Speed to Market & Cost	Precisely Customize Traits[2]	Rapidly Stack Customized Traits[3,4]	Excludes Recombinant DNA in both Process and Product
		Demonstrated[1]		
CIBUS RTDS™	< 5 Years < $10MM	✓+	✓+	✓+
CRISPR & TALEN (DNA Cutters)	< 5 years ~$10MM	✗	✗	Gene Knock in ✗ Gene Knock out[5] ✓−
Transgenic (Genetic Modified Organisms – GMOs)	~13 Years $135MM	✗	✗	✗
Chemical Mutagenesis (Traditional chemical or irradiation)	10+ Years	✗	N/A	✓
Classical Breeding	Decades	✗	N/A	✓

1. Based on management's survey of academic literature and other publicly available information.
2. Demonstrated ability to make a directed nucleotide change(s) in an endogenous gene target of a host plant's DNA to develop a desired trait.
3. Rapidly is defined as less than 10 years.
4. Demonstrated ability to make a directed nucleotide change(s) in multiple independent endogenous gene targets of a host plant's DNA to develop desired traits.
5. Only a few cases where a gene knockout Includes the practice of NOT integrating the site-directed nuclease as a transgene.

The Canola Seed Market

We are currently marketing seed traits for canola through our own branded seed, SU Canola. In September 2018, in anticipation of our launch of future traits in our branded canola seeds, we relaunched our branded canola seeds under the brand name, Falco.

Canola, a cultivar of rapeseed, is an important source of healthy vegetable oil. In the 1970s, canola was developed by researchers at the University of Manitoba in Canada by breeding rapeseed to be more suitable for human and animal consumption. Globally, nearly 90 million acres of canola and oilseed rape are planted each year of which approximately 25 million acres, with a seed market value of approximately $1.4 billion, are planted in North America. Approximately 90% of North American canola acreage is in Canada.

One of the most efficient oil-producing crops, canola seed contains more than 40% oil with low levels of saturated fats. Canola is highly valued for its versatile applications in the food, feed and biodiesel fuel markets. Further, canola is a high-growth crop. According to the U.S. Department of Agriculture (the “USDA”) and the Canola Council of Canada, Canadian canola production has grown at a compound annual growth rate of 5.9% between 1995 and 2017 as during that period the total planted acreage has nearly doubled from approximately 13 million to 23 million acres.

Our decision to initially focus on canola was driven by the early interest in our technology from canola farmers and producers. Compared to larger crop markets, such as corn and soybean, we believe canola has been underserved by global agriculture conglomerates and chemical producers, as evidenced by their relatively insignificant investment in canola research and development and their failure to introduce new transgenic traits in canola over the last decade. Our technology has demonstrated our ability to cost-effectively develop canola traits that increase value and yield for our canola farmer customers.

Our first canola product, SU Canola, is a non-transgenic sulfonylurea (SU) herbicide tolerant canola. We offer SU Canola as a weed control alternative that promotes sound resistance management options to help control glyphosate-resistant weeds, and it is a logical rotation partner to glyphosate-resistant crops such as Roundup Ready soybeans. Additionally, SU Canola’s status as non-GMO/non-BE in the United States under the USDA’s standards and non-genetically engineered in Canada allows our North American farmer customers to capitalize on premiums offered when selling their non-GMO canola grain. According to Agribusiness Intelligence, total North American production of non-GMO canola oil is projected to increase by 91% from 2017 to 2027, at a compound annual growth rate of 7%. Since being launched in the United States two years ago, SU Canola has attained approximately a 4% share in the U.S. canola market, and we are preparing for a full launch of the product in Canada in the provinces of Manitoba and Saskatchewan in the 2019 growing season.

Our Value Proposition to Farmers and the Commercial Opportunity it Creates

Farmers’ profit is generally determined by taking the revenue generated when they sell their crop and deducting the cost of their inputs and labor. Our seeds and traits are designed to add value on both sides of this equation.

Farmers’ Revenue

A farmer’s revenue from the sale of crops is a factor of volume and price. Given a fixed amount of farmable land, volume is primarily driven by yield, which is the amount of sellable output per acre of land. Yield is impacted by many factors, including seed, weather, disease, pests and other stresses, both external and internal to the crop being grown. We have traits in development for reduced pod shatter in canola and for disease tolerance in multiple crops. Because these traits have the potential to significantly increase crop yield, they have the corresponding potential to increase a farmer’s revenue.

With respect to price, a crop with a desirable trait typically results in a premium paid to farmers for their output. For example, due to strong demand for non-GMO canola oil and meal, both Cargill and Bunge, two of the largest processors in North America, offer premiums to farmers who deliver grain produced from our SU Canola seed to their crushing facilities. As a result, a farmer who delivers one metric ton of grain produced from our SU Canola would receive $35 in additional revenue for that growing season compared to a farmer who delivers an equivalent amount of grain that is not eligible for the Cargill or Bunge non-GMO premium.

Other traits that we are developing, such as high-oleic oil, also have the potential to command premiums in the marketplace for our farmer customers.

Farmers’ Input Costs

Farmers need four primary crop inputs: seed, fertilizer, crop protection and labor.

Planted seeds require fertilizer to augment yields when soil nutrition is a limiting factor, and crop protection products are applied to protect yield by killing weeds (herbicides) that compete with the crop for resources and by controlling disease and pests (fungicides and insecticides) that might kill or damage the crop. The objective of seed and fertilizer inputs is to increase yield; in contrast, the focus of crop protection inputs is to preserve destruction of existing yield capacity.

Additionally, labor and associated costs (equipment, fuel, etc.) are used to plant the crop, apply the other inputs and facilitate harvest.

Over the past several decades, seed technology, primarily transgenic trait development, has transferred some of the value from the other input categories into the seeds. For example, herbicide resistant seeds have reduced the volume and frequency of herbicide application for a farmer, providing herbicide cost savings and reduced herbicide application labor costs. Likewise, disease resistant seeds are anticipated to reduce the volume and frequency of fungicide applications. Any net reduction in these input costs has the ability to directly improve the farmer’s profitability, and lower herbicide and fungicide use to produce the crop is likely to appeal to consumers and the environment, thereby reducing the impact of high efficiency agriculture production.

The Commercial Opportunity

Historically, given the potential for higher profitability, farmers have been willing to pay for the incremental value created by the increased yield and/or reduced input and labor costs of higher technology seed. For example, as new herbicide resistance and yield enhancing traits were introduced into the North American canola market, the average price per bag of seed rose significantly. Since 2008, the average price of a 50-pound (10-acre) bag of canola seed has almost doubled from approximately $395 to $700, according to AGDATA. At a macro level, this seed technology value creation is evidenced by the increase in total value of the principal seed markets into which significant new traits have been introduced—corn and soybean, and, to a lesser extent, cotton and canola. Heavy investment by large agricultural chemical companies in traits for corn and soybean, which represent over 60% of the seed industry’s $39 billion market value, has driven yield and hybrid performance, generating value for the farmer and for the trait development/seed companies.

With estimated costs of up to $135 million and the approximately 10 to 13 years required to develop and commercialize a new trait, large market participants have not focused on developing transgenic traits beyond corn, soybean, cotton and canola—with cotton and canola being underserved relative to corn and soybean. Transgenic crops only represent approximately 13% of global arable land use. Our RTDS technologies allow for non-transgenic trait development and commercialization in less than five years at a cost of less than $10 million, allowing us to also pursue trait development and commercialization in alternative crops, such as flax, potato and other underserved crops. The lower cost and increased speed of RTDS allow for trait development, and the creation of higher value seeds, in a wide range of less mature crop markets, creating “white space opportunities.” These trait development white space opportunities represent new value that can be shared with farmers, much like those in corn and soybean. For example, rice and potato—crops with a combined accessible market of $4.2 billion globally—are crops with little or no historical trait development, creating white space opportunities for the development of herbicide and disease resistance.

Crop Platform —Trait Products by Anticipated Launch Year

***Bold** = Novel trait to industry / white space opportunity* ***MOA** = Mode of Action for Herbicide Tolerance*

	Today	2020 – 2023	2023+	White Space Trait Opportunities	Total Addressable Market (MM Acres/$Bn)[(1)(2)]
Canola*	• Cell Model Complete • MOA 1	• **MOA 2** • Pod Shatter Reduction • Oil Quality • **Disease Resistance**	• **MOA 3**	• Novel disease traits to displace fungicide applications • MOA2 to control weeds resistant to current herbicides • Potential market growth from non-GMO grain demand	**87/~$1.7**
Rice*	• Cell Model Complete	• **MOA 1** • **MOA 2**	• **Disease Resistance**	• Novel disease traits to displace fungicide applications • Weed control - MOA1 and MOA2 to control weeds resistant to current herbicides	**369/~$2.1**
Flax*	• Cell Model Complete	• **MOA 1**		• Introduction of novel traits, such as weed control MOA 1 - there are none today	**6/~$0.02**
Potato	• Cell Model Complete		• **Disease Resistance** • **MOA 1**	• Market introduction of novel quality and weed control traits • Novel disease traits to displace fungicide applications	**37/~$2.1**
Corn		• Cell Model Complete	• MOA 1 • MOA 2 • **Disease Resistance**	• Potential market growth or displacement from non-GMO grain demand • Resistance to MOA1 and MOA2 to control weeds resistant to current herbicides • Novel disease traits to displace fungicide applications	**395/~$16.4**
Wheat*		• Cell Model Complete	• MOA 1 • MOA 2 • **Disease Resistance**	• Novel, non-transgenic traits in wheat in EU for weed control • Novel disease traits to displace fungicide applications	**482/~$1.4**
Peanut		• Cell Model Complete	• **Peanut Aflatoxin**	• Novel quality trait for consumer benefit	**68/~$0.1**
Soybean			• Cell Model Complete • **Disease Resistance**	• Novel disease traits to displace fungicide application	**300/~$8.4**

* Cibus's initial focus crops.

(1) Phillips McDougall, 2017; Flax Council of Canada, 2017; North Dakota Foundation Seedstocks, 2017; USDA, 2018.

(2) Total addressable market figures are presented on a global basis, except that ~$0.02 billion total addressable market for Flax in dollars represents only the U.S. and Canada and ~$0.1 billion total addressable market for Peanut in dollars represents only the U.S.

Our Competitive Strengths

We believe that we are strategically well-positioned to develop innovative traits and products with high-value commercial applications. Our competitive strengths include:

•	Proprietary, non-transgenic gene-editing technology and significant cell culture expertise and know-how that distinguishes us from competitors. Our patent-protected RTDS can deliver multiple desirable traits within the same plant without the integration of foreign genetic material. Our technology sets us apart from other gene-editing companies as a result of its non-transgenic foundation, in both process and product. Furthermore, over our 17-year history, we have developed a cell culture technology that enables us to design and transfer a plant in the greenhouse with desirable traits within just a few months.
•	Focus on delivering novel solutions that make farmers more profitable. We are strategically focused on developing novel solutions that drive value for farmers in crops, particularly crops which have been underserved due to limitations in existing technology and cost from development to commercialization. While there has historically been significant investment for transgenic trait development in crops such as corn and soybean and, to a lesser extent, cotton and canola, we are now able to introduce new, non-transgenic traits for crops such as rice, flax, cassava and potato in an efficient and low-cost manner. These crops have been neglected by large market participants and have little or no historical trait development, providing us access to significant market opportunities with limited competition from transgenic crops. We believe our ability to increase the value of crops by introducing alternative and novel traits will be a significant demand driver as farmers search for solutions that can increase their profitability.
•	Ability to stack traits and develop customized seed products that benefit farmers, processors and consumers. Through RTDS, we have established a reproducible, automated process whereby we can develop customized plant products with multiple desirable traits specifically chosen to meet needs across the agricultural value chain. As a result, we can offer products that, for example, enhance crop yields for farmers while producing healthier and more nutritious foods for consumers. This demonstrated ability to stack multiple, desirable traits in plants distinguishes us from other agricultural gene-editing companies. We expect our first stacked products, SU Canola with each of our yield protection (pod shatter reduction) and/or disease tolerance trait, to be launched between 2020 and 2023. With RTDS, we are developing a trait portfolio across major crops that addresses significant market opportunities. SU Canola and our near-term portfolio of canola traits validates the power of RTDS and demonstrates to potential licensing customers the commercial viability of our non-transgenic gene-editing process.
•	Recognized as non-transgenic in key target markets due to our unique process and products. Numerous regulatory agencies in the Americas, including the United States, Canada and Argentina, have confirmed that our RTDS-developed trait products are non-transgenic and are not subject to heightened GMO regulation in these markets. The non-transgenic categorization of our trait products in these key target markets provides us with significant advantages. First, we are able to bring our seeds to market quickly and at a low cost, in part because our products are not subject to the time-consuming regulatory hurdles that apply to transgenic products. Further, we are well-positioned to capitalize on increasing consumer demand for non-GMO products in these target markets.
•	Capital-efficient and highly scalable business model. We have a capital-efficient, low-cost and highly-scalable business model. Our trait licensing strategy is based on our core strengths in research and development and trait development. We will continue to focus on advancing our gene-editing technologies toward developing plants with desired characteristics and intend to largely partner and license our traits to leading seed companies who will manage plant breeding and commercialization. Focusing on trait development while leveraging our licensing partners’ breeding and commercialization expertise, market presence and geographic reach will reduce our expenses and allow us to pursue diversified growth across multiple revenue streams and invest across the agricultural value chain to commercialize products.
•	Premier management team with broad expertise. Our management and senior leadership team has more than 300 years of cumulative industry experience and brings broad knowledge across key areas of our business, including research and development, seed marketing, patent royalty management and regulatory compliance and oversight. Our Chief Executive Officer, Dr. Peter Beetham, and our Chief Scientific Officer, Dr. Greg Gocal, are founding members of the management team and each played a key role in developing our RTDS. Our leadership has a significant track record of scientific breakthroughs and product development at prestigious academic and research institutions and well-known agri-business companies, including the Boyce Thompson Institute at Cornell University, the Salk Institute for Biological Studies, Chemtura Corp., Monsanto Company, Dow AgroSciences LLC, Mycogen Seeds and DeKalb Genetics Corp. with memberships in the American Seed Trade Association, Canadian Seed Trade Association and European Seed Association.

Our Growth Strategy

Our objective is to be the leading provider of non-transgenic traits to market participants across the agricultural value chain in a broad variety of crop markets. We believe that there are significant opportunities to grow our business on a global basis by executing on the following key elements of our strategy:

•	Commercialize a full line of our own branded canola seed in North America. Our first commercial product, SU Canola in North America, has sold out its inventory in each of its first three years on the market as demand from existing and new customers has exceeded our annual supply each year, subject to returns pursuant to our return policy. We will continue to expand our distribution networks and work with our processor business partners, such as Cargill and Bunge, to take advantage of this market momentum and continue to gain market share with new, innovative canola products. Expanding beyond SU Canola, we expect to launch up to three next-generation canola hybrids in 2019 and each of our yield protection trait (pod shatter reduction) and our disease tolerance trait between 2020 and 2023, which we believe positions us to be able to offer the best performing product in the $1.4 billion North American canola seed market.
•	Pursue trait-licensing collaborations with market-leading seed companies in canola (oilseed rape) and other crops and geographies. In addition to commercializing our canola seed products in North America, we intend to license our RTDS-developed desirable plant traits to third-party seed companies. We are well positioned to develop multiple traits in parental lines for our licensing partners’ most elite hybrids. We believe that combining our traits with their leading regional germplasm and market presence is cost efficient and can lead to the rapid adoption and market acceptance of our technologies.
•	Advance our research and development capabilities to remain at the forefront of non-transgenic gene editing and advanced plant breeding. We believe RTDS comprises the leading non-transgenic gene-editing technologies and advanced plant breeding techniques. We will continue to invest in, and improve upon, our core strengths in research and development to maintain this leadership position. For example, in addition to our established customizable crop platforms in canola, rice, flax, potato and cassava, we are using RTDS to develop crop platforms in peanut, wheat and corn. We also intend to develop a crop platform in soybean, with the potential to expand to all other major crops. We intend to develop multiple plant traits, including herbicide modes of action, key disease tolerances and yield enhancements in canola, rice, flax, potato, peanut, wheat, corn and soybean. Our goal is to launch six traits in three crops within the next five years, each of which we believe addresses a significant market opportunity by creating value for farmers, processors and consumers. We also have opportunities to extend our gene-editing expertise to other applications, including through our Nucelis team, who is deploying RTDS for non-transgenic trait development in microorganisms, principally yeast, bacteria and algae.
•	Continue to engage with regulatory agencies as policies evolve, and gain market share as global markets open to non-transgenic gene-edited crops. Regulatory authorities around the world have been working for many years to interpret or adapt existing regulations in relation to gene-editing technologies such as those deployed within RTDS. Some authorities, such as those in the United States, Canada, Argentina, Brazil and Chile, have established regulatory procedures that identify crops developed through non-transgenic breeding technologies as non-GMO or not subject to heightened GMO regulation. As a result, it is anticipated that non-transgenic, nature-identical crops developed through RTDS will not be subject to GMO regulation in these territories. In other jurisdictions, regulatory authorities and policy-makers are at various stages of internal review or expert and public consultation, and we will follow such developments closely. A growing number of national governments recognize the potential of gene editing and are encouraging innovation to help address the challenges faced by sustainable food production worldwide. These governments are seeking consistent and proportional regulatory policies for gene-edited crops in order to promote much-needed innovation and to facilitate global trade. Working within a developing regulatory framework we will continue to work closely with regulatory agencies and policy-makers to ensure we meet their requirements to facilitate regulatory approval of our products.

Risk Factors

There are a number of risks that you should understand before making an investment decision regarding this offering. These risks are discussed more fully in the section entitled “Risk Factors” following this prospectus summary.

The Reorganization Transactions

In connection with and prior to the closing of this offering, we will consummate the following reorganizational transactions:

•	We will amend the organizational documents of Cibus Global to provide, among other things, for the conversion of all issued and outstanding common shares and preferred shares in Cibus Global (“Equity Interests”) into a single class of common stock of Cibus Global (the “Cibus Global Common Stock”).
•	Prior to the Corporate Conversion (as described below), all of the issued and outstanding Equity Interests will be converted on a one-for-one basis into Cibus Global Common Stock, provided that restricted Equity Interests that are subject to contractual threshold values and vesting dates (“Restricted Equity Interests”) will be converted into restricted Cibus Global Common Stock, subject to the same contractual threshold values and vesting dates (“Restricted Cibus Global Common Stock”). All of the issued and outstanding warrants (“Warrants”) that were exercisable for preferred shares will remain outstanding, but will become exercisable in accordance with their terms for shares of Cibus Global Common Stock.
•	Following completion of the conversion of the Equity Interests into Cibus Global Common Stock, Cibus Global will undertake a 1-for-9.1908 reverse stock split (consolidation). After the reverse stock split and prior to the Corporate Conversion, a total of 17,157,971 shares of Cibus Global Common Stock will be outstanding in Cibus Global.
•	Following the consummation of the reverse stock split, we will undertake the Corporate Conversion, as described below.

The Corporate Conversion

We are currently a British Virgin Islands business company operating under the name of Cibus Global, Ltd. In connection with and prior to the closing of this offering, we will domesticate into a Delaware corporation by means of a statutory domestication under Section 388 of the DGCL and Section 184 of the BCA and change our name to Cibus Corp. Our principal executive offices are located at 6455 Nancy Ridge Drive, San Diego, California 92121, and our telephone number is +1 (858) 450-0008. We also maintain a website at www.cibus.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

Pursuant to the Corporate Conversion, all outstanding shares of Cibus Global Common Stock will be converted into shares of Class A common stock of Cibus Corp., as follows:

•	Shares of unrestricted Cibus Global Common Stock will be converted into shares of Class A common stock on a one-for-one basis.
•	For holders of shares of Restricted Cibus Global Common Stock, we will determine the aggregate fair market value of such Restricted Cibus Global Common Stock (the “Restricted Shares FMV”), taking into account the threshold values of such shares and the public offering price per share in this offering, using the Black-Scholes Merton option pricing model. Such shares of Restricted Cibus Global Common Stock will be converted into a number of shares of Class A common stock equal to (i) the Restricted

Shares FMV divided by (ii) the public offering price per share in this offering. Following such conversion, the resulting shares of Class A common stock shall remain subject to the same vesting conditions applicable to the shares of Restricted Cibus Global Common Stock, but will no longer be subject to any threshold value.

For holders of outstanding Warrants (other than the Riggs Warrants (as defined below)), we will determine the aggregate fair market value of such Warrants (the “Warrants FMV”), taking into account the exercise price of such Warrants and the public offering price per share in this offering, using the Black-Scholes Merton option pricing model. We will offer to acquire all of such outstanding Warrants for a number of shares of Class A common stock equal to (i) the Warrants FMV divided by (ii) the public offering price per share in this offering. For holders of Warrants (other than the Riggs Warrants) that elect to retain their Warrants, such Warrants will remain exercisable, in accordance with their terms, for shares of Class A common stock.

Concurrent with our Corporate Conversion, a member of our Board of Directors, Rory Riggs, will transfer all of his outstanding Warrants (the “Riggs Warrants”), exercisable to purchase 10,480,992 shares of Cibus Global Common Stock (before giving effect to the reverse stock split) at a weighted average exercise price of $2.02 per share, to Cibus Corp. Pursuant to the terms of the Riggs Warrants, in exchange for such Riggs Warrants, Cibus Corp. will deliver to Mr. Riggs 1,140,379 shares of Class B common stock (after giving effect to the reverse stock split) (the “Riggs Warrant Exchange”). The shares of Class B common stock held by Mr. Riggs will be convertible into shares of Class A common stock, subject to a weighted average exercise price of $18.53 per share.

Assuming an initial public offering price of $15.00 per share (the midpoint of the range set forth on the cover page of this prospectus) and assuming that all Warrants (other than the Riggs Warrants and the JPL Warrants (as defined below)), elect to exchange their Warrants for Class A common stock, following the Reorganization Transactions and the Corporate Conversion, Original Cibus Global Equity Owners will hold an aggregate of 16,666,676 shares of Class A common stock of Cibus Corp. Upon completion of the Riggs Warrant Exchange, Mr. Riggs will be the sole holder of shares of Class B common stock of Cibus Corp. and will hold an aggregate of 1,140,379 Class B shares (which will be convertible into shares of Class A common stock, subject to a weighted average exercise price of $18.53 per share). In addition, following completion of this offering, Mr. Riggs will hold 1,359,734 shares of Class A common stock, which are included in the aggregate number of Class A shares presented above.

For an analysis of how the foregoing information would change if the initial public offering price is not equal to the midpoint of the estimated range, see “Pricing Sensitivity Analysis.”

Through the Corporate Conversion, certain Delaware limited liability companies, or Blockers, that are part of our corporate structure, will hold shares of Class A common stock of Cibus Corp. Immediately following the consummation of the Corporate Conversion, we will cause the Blockers to be merged with and into Cibus Corp. with Cibus Corp. continuing as the surviving entity or to become wholly-owned subsidiaries of Cibus Corp. In connection with these reorganization transactions, the former equity owners of each Blocker will be issued a number of shares of Class A common stock equal to the number of shares of Class A common stock of Cibus Corp. held by each such Blocker, respectively.

The foregoing transactions are discussed in further detail under “Our Reorganization and Corporate Conversion.”

Corporate Information

We were originally incorporated on September 11, 2008 as Cibus Global, Ltd., a British Virgin Islands business company. As discussed above, we will change our domicile and continue as a Delaware corporation, in addition to changing our name to Cibus Corp., in connection with and prior to the closing of this offering.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups (JOBS) Act of 2012 (the “JOBS Act”). As an emerging growth company, we may take advantage of certain reduced disclosure and other requirements that are otherwise applicable generally to public companies. Pursuant to these provisions:

•	we are not required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•	we are required to have only two years of audited financial statements, and correspondingly only two years of related disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations; and
•	we have (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirements of holding a non-binding advisory vote on executive compensation, including golden parachute compensation.

We may take advantage of these provisions for up to five years or until such earlier time that we are no longer an emerging growth company.

We would cease to be an emerging growth company upon the earliest to occur of (1) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities; (3) the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities held by non-affiliates; and (4) the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the exemptions discussed above. Accordingly, the information contained herein may be different than the information you receive from other public companies.

We are also a “smaller reporting company” as defined in Regulation S-K under the Securities Act and have elected to take advantage of certain of the scaled disclosures available to smaller reporting companies. We may be a smaller reporting company even after we are no longer an emerging growth company.

THE OFFERING

Issuer in this offering
Cibus Corp.
Class A common stock offered by us
6,666,667 shares.
Underwriters’ option to purchase additional shares of Class A common stock
The underwriters have a 30-day option to purchase up to 1,000,000 additional shares from us as described under the heading “Underwriting.”
Total number of shares of Class A common stock to be outstanding after this offering
23,333,343 shares (24,333,343 shares if the underwriters exercise their option in full), assuming an initial public offering price of $15.00 per share (the midpoint of the range set forth on the cover page of this prospectus).
Total number of shares of Class B common stock to be outstanding after this offering
1,140,379 shares, which will be convertible into shares of Class A common stock, subject to a weighted average exercise price of $18.53 per share.
Total number of shares of common stock to be outstanding after this offering, assuming conversion of all shares of Class B common stock to Class A common stock and an initial public offering price of $15.00 per share (the midpoint of the range set forth on the cover page of this prospectus)
23,333,343 shares (24,333,343 shares if the underwriters exercise their option in full).
Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $89.8 million, or approximately $103.8 million if the underwriters exercise in full their option to purchase additional shares, assuming an initial public offering price of $15.00 per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses.

We intend to use the proceeds from this offering to fund research and development, to build our commercial capabilities and for working capital and general corporate purposes, as described in greater detail under “Use of Proceeds.”

Voting Rights
Shares of Class A common stock and shares of Class B common stock are each entitled to one vote per share.

Holders of our Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law. See “Description of Capital Stock.”

Directed share program
The underwriters have reserved for sale at the initial public offering price up to approximately 5% of the shares of Class A common stock being offered by this prospectus for sale to our directors, officers and certain employees and other parties with a connection to the Company. We will offer these shares to the extent permitted under applicable regulations. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares.

Risk factors
Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” beginning on page 18 of this prospectus for a discussion of factors you should carefully consider before investing in our Class A common stock.
Nasdaq Global Market symbol
“CBUS”

The number of shares of our Class A common stock to be outstanding after this offering is based on 16,666,676 shares outstanding as of September 30, 2018, which includes 1,108,437 shares of issued but unvested Class A common stock, after giving effect to the Reorganization Transactions and the Corporate Conversion described in this prospectus (see “Our Reorganization and Corporate Conversion”), assuming (i) an initial public offering price of $15.00 per share (the midpoint of the range set forth on the cover page of this prospectus) and (ii) that all Warrants (other than the Riggs Warrants and the JPL Warrants (as defined below)) elect to exchange their Warrants for Class A common stock in connection with the Corporate Conversion, and excludes:

•	842,238 shares of Class A common stock issuable pursuant to outstanding Warrants with a weighted average exercise price of $18.70 per share (the “JPL Warrants”);
•	Shares of Class A common stock issuable upon conversion of 1,140,379 shares of Class B common stock (issued in exchange for the Riggs Warrants), subject to a weighted average exercise price of $18.53 per share;
•	Shares of Class A common stock reserved for issuance under our 2019 Incentive Compensation Plan (as defined and described in “Executive Compensation—Equity-Based Awards—2019 Equity and Incentive Compensation Plan”), consisting of (i) 204,072 shares of Class A common stock issuable upon the exercise and/or vesting of awards granted on or following the date of this prospectus to our directors and certain employees, including the named executive officers, in connection with this offering and (ii) 2,129,262 additional shares of Class A common stock reserved for future issuance; and
•	233,333 shares of Class A common stock reserved for issuance under the 2019 Employee Stock Purchase Plan (as defined and described in “Executive Compensation—Equity-Based Awards—2019 Employee Stock Purchase Plan”).

The number of shares of our Class B common stock to be outstanding after this offering, after giving effect to the Reorganization Transactions and the Corporate Conversion described in this prospectus, is 1,140,379, which shall be convertible into shares of Class A common stock, subject to a weighted average exercise price of $18.53 per share.

The aggregate number of shares of Class A common stock to be issued (i) upon conversion of Restricted Cibus Global Common Stock and (ii) in exchange for outstanding Warrants (other than the Riggs Warrants and the JPL Warrants), assuming that all such Warrants are exchanged for Class A common stock in connection with the Corporate Conversion, will vary depending upon the initial public offering price. Accordingly, the number of shares of our Class A common stock to be issued in connection with the Corporate Conversion will vary and will impact the total number of our shares of Class A common stock outstanding upon completion of this offering. For an analysis of how the foregoing information would change if the initial public offering price is not equal to the midpoint of the estimated price range, see “Pricing Sensitivity Analysis.”

Unless we specifically state otherwise, or the context otherwise requires, the information in this prospectus assumes:

•	an initial public offering price of $15.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus;
•	no exercise of the underwriters’ option to purchase up to an additional 1,000,000 shares of our Class A common stock; and
•	the consummation of the Reorganization Transactions, including the 1-for-9.1908 reverse stock split (consolidation) of the Cibus Global Common Stock, and the Corporate Conversion.

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

The following table presents the summary historical and pro forma consolidated financial data for Cibus Global and its subsidiaries. The summary historical consolidated financial data for Cibus Global and its subsidiaries is presented prior to giving effect to the completion of the Reorganization Transactions, the Corporate Conversion and the Riggs Warrant Exchange. The summary consolidated statements of operations data for each of the years ended December 31, 2017 and 2016, and the summary consolidated balance sheets data as of December 31, 2017 and 2016 are derived from Cibus Global’s audited consolidated financial statements, included elsewhere in this prospectus. The summary consolidated statements of operation data for each of the nine months ended September 30, 2018 and 2017, and the summary consolidated balance sheet data as of September 30, 2018 are derived from Cibus Global’s unaudited consolidated financial statements, included elsewhere in this prospectus. The results for the nine months ended September 30, 2018 are not necessarily indicative of the results that may be expected for the full year.

The summary financial information below should be read together with “Selected Historical and Pro Forma Consolidated Financial Data,” “Pricing Sensitivity Analysis” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in conjunction with the consolidated financial statements, related notes and other information included elsewhere in this prospectus.

The historical results are not necessarily indicative of future results. The summary financial information below does not contain all the information included in our financial statements.

Unaudited pro forma net loss per share attributable to common stockholders for the year ended December 31, 2017 and for the nine months ended September 30, 2018, assumes the Reorganization Transactions were completed on January 1, 2017. The summary unaudited pro forma as adjusted consolidated balance sheet as of September 30, 2018 assumes the Reorganization Transactions, the Corporate Conversion, the Riggs Warrant Exchange and this offering were completed on September 30, 2018. The unaudited pro forma financial information includes various estimates which are subject to material changes and may not be indicative of what our operations or financial position would have been, had this offering and related transactions taken place on the date indicated, or that may be expected to occur in the future.

	Nine Months Ended September 30,		Year Ended December 31,
	2018	2017	2017	2016
Revenue:	(In thousands)
Product sales, net	$2,372	$1,839	$1,839	$597
Collaboration and research	253	705	848	1,196
Collaboration and research - related party	—	—	—	440
Total revenue	2,625	2,544	2,687	2,233

Operating expenses:
Cost of product sales	1,853	1,060	1,060	1,007
Selling, general and administrative	12,457	9,824	13,752	13,052
Research and development	13,475	13,092	17,111	19,854
Total operating expenses	27,785	23,976	31,923	33,913
Loss from operations	(25,160)	(21,432)	(29,236)	(31,680)

Other (income) expense, net:
Interest income	$(81)	$—	$—	$(6)
Interest expense	56	177	78	57
Interest expense - related parties	—	6,045	6,179	61
Interest expense, royalty obligation - related parties	4,867	3,796	5,259	4,225
Other expense, net	123	49	144	22
Total other (income) expense, net	4,965	10,067	11,660	4,359
Loss on equity method investment	—	—	—	(100)
Net loss	$(30,125)	$(31,499)	$(40,896)	$(36,139)
Less: Deemed distribution to preferred stockholders	—	(5,314)	(5,314)	—
Net loss attributable to common stockholders	$(30,125)	$(36,813)	$(46,210)	$(36,139)
Net loss per share attributable to common stockholders, basic and diluted(1)	$(18.73)	$(25.77)	$(31.25)	$(32.58)
Pro forma information (unaudited):(2)
Pro forma net loss per share attributable to common stockholders, basic and diluted	$(2.09)		$(3.52)

	Historical			Pro Forma As Adjusted(3)
	As of September 30, 2018	As of December 31,		As of September 30, 2018
Consolidated Balance Sheets Data:		2017	2016
	(In thousands)
Cash and cash equivalents	$25,502	$6,549	$7,173	$115,302
Total assets	34,156	13,128	13,190	123,956
Total liabilities	35,974	30,598	22,115	35,974
Accumulated deficit	(224,257)	(194,132)	(153,236)	(224,257)
Total stockholders’ deficit	(1,818)	(17,470)	(8,925)	87,982
(1)	See Note 2 to Cibus Global’s audited consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the historical net loss per share attributable to common stockholders, basic and diluted, and the number of shares used in the computation of the per share amounts.
(2)	Unaudited pro forma net loss per share attributable to common stockholders, basic and diluted, for the nine months ended September 30, 2018 and the year ended December 31, 2017 is computed using weighted-average shares of 14,441,075 and 11,605,504, respectively. Unaudited pro forma net loss per share attributable to common stockholders, basic and diluted, does not give effect to the Corporate Conversion or the Riggs Warrant Exchange. Since Cibus Global had a net loss in each of the periods presented, basic and diluted net loss per common share are the same. Because unaudited pro forma net loss per share attributable to common stockholders for the year ended December 31, 2017 assumes that the Reorganization Transactions were completed on January 1, 2017, pro forma net loss for this period excludes $5.3 million of deemed distribution to preferred stockholders during the year ended December 31, 2017.
(3)	Pro forma as adjusted information gives effect to (i) the issuance and sale by us of shares of Class A common stock in this offering, assuming an initial public offering price of $15.00 per share, which is the midpoint of the price range on the cover page of this prospectus, and (ii) the assumption that the net proceeds from this offering are held as cash and cash equivalents. The Reorganization Transactions, the Corporate Conversion and the Riggs Warrant Exchange have no impact on the line items presented.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should consider carefully the following risks, together with all the other information in this prospectus, including the financial statements and notes thereto, before you invest in our Class A common stock. If any of the following risks actually materializes, our operating results, financial condition and liquidity could be materially adversely affected. As a result, the trading price of our Class A common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business and Operations

We have a limited operating history, which makes it difficult to evaluate our current business and future prospects.

We have a limited operating history that to date has been focused primarily on research and development, conducting field trials and commercializing our initial product, SU Canola. While we are developing numerous product candidates, we currently have only one commercialized product, SU Canola, which is only available in the United States and, on a limited basis, in Canada. Consequently, we have generated only limited revenue, substantially all of which is attributable to U.S. sales of SU Canola.

Our limited operating history may make it difficult to evaluate our current business and our future prospects. We have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in the rapidly developing biotechnology and gene-editing industries. These risks and difficulties include challenges in determining appropriate investments of our limited resources, gaining market acceptance of the products and traits developed using RTDS, managing a complex regulatory landscape, developing new product candidates and competing against other companies operating in the biotechnology and gene-editing spaces. We may also face challenges in scaling our supply chain in a cost-effective manner, as we will rely on contracting with seed production companies, seed distributors, farmers, chemical herbicide companies and crushers / crop processors in connection with the commercialization of our products.

We may not be able to fully implement or execute on our commercial strategy or realize, in whole or in part within our expected time frames, the anticipated benefits of our growth strategies. You should consider our business and prospects in light of the risks and difficulties we face as a growing company focused on developing biotechnology products and trait product candidates.

We have incurred significant losses and anticipate that we will continue to incur significant losses for the foreseeable future.

Our net loss for the nine months ended September 30, 2018 and for the years ended December 31, 2017 and 2016 was $30.1 million, $40.9 million and $36.1 million, respectively. As of September 30, 2018, we had an accumulated deficit of $224.3 million. The amount of our future net losses will depend, in part, on the amount of our future operating expenses and the pace at which they are incurred, the satisfaction of our Royalty Obligation (as defined herein) and our interest expense related thereto, and our ability to obtain funding through our commercialization activities, through equity or debt financings or through grants or partnerships.

With respect to our Royalty Obligation, we expect the liability balance to continue to increase each year until 2035, as the accretion of interest expense will outpace the cash payments for royalties due, and the related non-cash interest expense recorded to increase in conjunction with the underlying liability balance. We have only one commercialized product—our proprietary branded SU Canola seed—which is only available in the United States and, on a limited basis, in Canada. As a result of our limited commercial activities, we expect to continue to incur significant expenses and operating losses for the foreseeable future. We anticipate that such expenses will increase substantially if and as we, directly or through partners:

•	grow and develop our sales, marketing and distribution infrastructure, including relationships across our supply chain, to support the commercialization of our branded canola seed products in the United States and Canada, and the negotiation of license arrangements for our crop traits, in each case, once they have completed the applicable development process;
•	conduct additional field trials of our current and future product candidates;
•	secure manufacturing arrangements for commercial seed production for our branded canola seed products;

•	continue to advance the research and development of our current and future product candidates, develop additional crop platforms and pursue the automation of our trait machine;
•	seek to identify and validate additional product candidates;
•	acquire or in-license other technologies, germplasm or biological material;
•	seek regulatory and marketing approvals (including non-GMO certification) for our product candidates;
•	make royalty and other payments under any in-license agreements;
•	maintain, protect, expand and defend our intellectual property portfolio;
•	seek to attract and retain new and existing skilled personnel;
•	extend for longer periods than originally expected sales incentives (e.g., rebates and customer rewards) that we offer to farmers in order to grow market share and gain market acceptance; and
•	experience any delays or encounter issues with any of the above.

The net losses we incur may fluctuate significantly from year-to-year and quarter-to-quarter, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. In any particular period or periods, our operating results could be below the expectations of securities analysts or investors, which could cause the price of our Class A common stock to decline.

We face significant competition and many of our competitors have substantially greater financial, technical and other resources than we do.

The markets for agricultural biotechnology seeds and traits are highly competitive, and we face significant competition in both our branded canola seed and trait licensing businesses. Competition for improving plant genetics comes from conventional and advanced plant breeding techniques, as well as from the development of desirable plant traits through gene-editing techniques. Competition for the discovery of new desirable traits based on biotechnology is likely to come from a relatively small number of major global agricultural chemical companies, smaller biotechnology research companies and institutions, and academic institutions. For improving crop yields, our traits compete as a system with other practices, including the application of crop protection chemicals, fertilizer formulations, farm mechanization, other biotechnology, and information management. Programs to improve genetics and chemistry are generally concentrated within a relatively small number of large companies, while non-genetic approaches are underway with a broader set of companies. Future mergers and acquisitions may result in even greater concentration of resources among a smaller number of competitors.

Many of our current or potential competitors, either alone or with their research and development or collaboration partners, have significantly greater financial resources and expertise in research and development, manufacturing, testing and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through research and development and collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel, as well as in acquiring technologies complementary to, or necessary for, our programs.

Our ability to compete effectively depends, in part, on our ability to successfully: evaluate crop trait needs and market demand; control costs; price and market our product candidates; develop a commercialization channel; develop new crop trait product candidates that are attractive to participants across the agricultural value chain; navigate regulatory requirements; and commercialize product candidates in a timely and cost-efficient manner. We may not be successful in developing these capabilities and any such failure may adversely affect our business, results of operations and financial condition.

Many of our existing competitors invest substantial resources in ongoing research and development, and we also anticipate increased competition as new companies enter the market. To the extent that our competitors introduce new technologies, particularly in the area of gene editing, such developments could render our products or technology obsolete, less competitive or uneconomical. In this case, such technological advances or new approaches to trait development could prevent or limit our ability to generate revenue from the commercialization of our product candidates.

We rely on gene-editing technologies that may become obsolete in the future.

We rely on our proprietary RTDS technologies, such as the GRON, to develop our product candidates. If our competitors are able to refine existing gene-editing technologies to be, or develop new gene-editing technologies that are superior to our RTDS technologies, we may face reputational damage and a decline in the demand for our products. Our technologies may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of our competitors that are more effective than RTDS or that enable them to develop and commercialize products more quickly or with lower expense than we are able to do. If for any reason our technology becomes obsolete or uneconomical relative to our competitors’ technologies, this would prevent or limit our ability to generate revenues from the commercialization of our products.

Our business activities are currently conducted at a limited number of locations, and damage or business disruptions at these locations would have an adverse effect on our business.

Our current headquarters is located in San Diego, California. Substantially all of our research and development operations and early breeding processes, during which we create genotypic variability and genetic combinations to test, are conducted at our headquarters location. Our first generation parent seed is also created by Cibus staff near our headquarters in greenhouses or fields. All hybrids designated for testing are developed using several different cooperators primarily in Chile. Warehousing for key germplasm seed assets is replicated at least twice within the United States. In addition, later generation parental seed for pre-commercial and commercial hybrids is multiplied by third-party contractors which, along with the derived hybrid seed, is produced and located in the United States and Chile. We use a limited number of seed conditioning and packaging partners, whose facilities are located in the same geographies or close to the market. We take precautions to safeguard our facilities, including maintaining customary insurance coverage, and implementing safety protocols, and keeping critical research results and computer data backed-up on off-site storage networks. However, damage to, or destruction of, critical facilities, equipment, inventory or development projects, or any business disruptions at our critical locations, whether due to natural disasters, acts of vandalism or otherwise, could cause substantial reduction in sales revenues, delays in our operations and could cause us to incur additional expenses.

Loss of or damage to our germplasm libraries would significantly slow our product development efforts.

We have a comprehensive collection of our own proprietary germplasm in which we are developing traits for our branded canola seed products. In addition, we will partner with seed companies to develop our product candidates in their germplasm. Germplasm comprises genetic material covering the diversity of a crop, the attributes of which are inherited from generation to generation. Germplasm is a key strategic asset since it forms the basis of plant breeding programs. To the extent that we lose access to germplasm because of the termination or breach of our licensing agreements, or as a result of insufficient quantities of germplasm for testing, breeding and commercial use in relevant geographies, our product development capabilities could be negatively impacted. In addition, loss of or damage to our germplasm would significantly impair our research and development activities. Although we restrict access to our germplasm at our facilities to protect this valuable resource, we cannot guarantee that our efforts to protect our germplasm will be successful. The destruction or theft of a significant portion of our germplasm collection would adversely affect our business and results of operations.

Our product candidate development efforts may not be successful, and the rate of product candidate development may be slower than expected.

Investment in our product candidate development is a highly speculative endeavor that entails substantial research and development efforts using complex technology platforms, such as our RTDS. These product candidate development efforts require significant investments, including expenses relating to laboratory, greenhouse and field testing. For the nine months ended September 30, 2018 and for the years ended December 31, 2017 and 2016, we incurred $13.5 million, $17.1 million and $19.9 million, respectively, on research and development expenses. We intend to continue to invest in research and development to develop and validate our product candidates. Notwithstanding our investments in research and development, there is significant risk that we will not be able to achieve our product candidate development goals in the desired timeframe or at all, and we may not realize significant product revenue in the near term, if ever.

Moreover, the application of gene-editing technologies can be unpredictable, and may prove to be unsuccessful when attempting to achieve desired traits in different crops and plants. For example, our traits that perform in the greenhouse may not achieve similar performance levels in the field, or may achieve varying performance levels as a result of environmental and geographic conditions. Any such variations could substantially harm our ability to commercialize the relevant product candidate.

The development of crop trait product candidates using innovative and complex technologies, such as our RTDS, is subject to the risks that, among other things:

•	our product candidates fail to perform as expected in the field;
•	we are unable to regenerate and grow a plant with a desired trait introduced through targeted edits to a single plant cell using our RTDS;
•	our product candidates do not receive necessary regulatory approvals and governmental clearances in our targeted markets;
•	our products exhibit unanticipated undesirable agronomic performance or other unanticipated effects;
•	our products are viewed as too expensive by farmers or other market participants in the agricultural value chain;
•	our product candidates are difficult to produce on a large scale; and
•	we are unable to fully develop or commercialize our products in a timely manner or at all.

Lastly, the field of gene editing, particularly in plants, is still in its early stages. Unexpected or negative developments from the use of RTDS, including with respect to the exhibition of unanticipated undesirable traits, could adversely affect the commercial value of our products and harm our reputation. In addition, negative developments arising from our competitors’ use of transgenic and non-transgenic gene-editing technology could harm the reputation of gene-editing technology, generally.

We may direct our limited resources toward product candidates that prove to be less profitable or successful than others that we did not pursue.

We have limited financial and managerial resources, which we must expend on the basis of our expectations about, and forecasts of, market demand. As a result, we may forego or delay the pursuit of opportunities with certain product candidates that later prove to have greater commercial potential than those that we do choose to develop. Our resource allocation decisions may lead us to fail to capitalize on commercially viable product candidates or profitable market opportunities. Our spending on current and future research and development programs and product candidates may never yield commercially viable products sufficient to sustain our business and operations.

We intend to license the traits we develop to third parties for sale in their brands, and will be dependent on them to successfully commercialize our traits and generate royalties.

In addition to our commercialization of our branded canola seed products in North America, we intend to license substantially all of the traits we develop to third parties for sale in their brands. Our trait licensee customers will primarily be commercial seed companies, but may also include other biotechnology companies, germplasm providers and growers. Once we license a trait to a customer, they will typically oversee its development and commercialization. In such cases, our ability to achieve milestone payments or generate royalties is not within our direct control.

If our licensees are delayed or unsuccessful in introducing our traits into their products or conducting field trials, or if their field trials fail to produce sufficient conclusory data, or if they fail to devote sufficient time and resources to support the marketing and selling efforts of those products, we may not receive royalty payments as expected and our financial results could be harmed. Further, if these licensee customers fail to market products incorporating our traits at prices that will achieve or sustain market acceptance for those products, our royalty revenues could be further harmed.

Any partnerships that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our product candidates.

We may seek research and development partnerships or joint venture arrangements with third parties for the development or commercialization of certain product candidates. To the extent that we pursue such arrangements, we will face significant competition in seeking appropriate partners. Moreover, such arrangements are complex and time-consuming to negotiate, document, implement and maintain. We may not be successful in establishing or implementing such arrangements. The terms of any partnerships, joint ventures or other arrangements that we may establish may not be favorable to us.

The success of any future partnerships or joint ventures is uncertain, and will depend heavily on the efforts and activities of our partners. Such arrangements are subject to numerous risks, including the risks that:

•	our partners may have significant discretion in determining the efforts and resources that they will apply to the arrangement;
•	our partners may not pursue the development and commercialization of our product candidates based on trial results, changes in their strategic focus, competing priorities, availability of funding, or other external factors;
•	our partners may delay or abandon field trials, fail to conduct field trials that produce sufficient conclusory data, provide insufficient funding for field trials, or repeat or conduct new field trials;
•	our partners could develop, independently or with third parties, products that compete with our products;
•	partners who have marketing, manufacturing and distribution rights with respect to a product may not commit sufficient resources to, or otherwise not perform satisfactorily in carrying out, these activities;
•	to the extent that such arrangements provide for exclusive rights, we may be precluded from collaborating with others;
•	our partners may not properly maintain or defend our intellectual property rights, or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;
•	disputes may arise between us and a partner that causes the delay or termination of the research, development or commercialization of our current or future products, or that results in costly litigation or arbitration that diverts management attention and resources;
•	such arrangements may be terminated, and, if terminated, may result in a need for additional capital for our independent pursuit of matters previously covered by such arrangement;
•	our partners may own or co-own intellectual property that results from our arrangement; and
•	a partner’s sales and marketing activities or other operations may not be in compliance with applicable laws resulting in civil or criminal proceedings.

If ongoing or future field trials are unsuccessful, we may be unable to complete the development of trait product candidates on a timely basis or at all.

We rely on field trials to demonstrate the efficacy of the traits that we have developed and evaluated in greenhouse conditions. Field trials allow us to test the traits that we have developed in the field as well as to increase seed production, and to measure performance across multiple geographies and conditions. The successful completion of field trials is critical to the success of our product development efforts, supports the marketing efforts for our branded canola seed products and will be used to support our licensing efforts with respect to our product candidates. If our ongoing or future field trials are unsuccessful or produce inconsistent results or unanticipated adverse effects on the agronomic performance of our crops, or if the field trials do not produce reliable data, our product development efforts could be delayed, subject to additional regulatory review or abandoned entirely. In addition, in order to support our marketing and licensing efforts, it is necessary to collect data across multiple growing seasons and from different geographies. Even in cases where initial field trials are successful, we cannot be certain that additional field trials conducted on a greater number of acres or in different geographies will also be successful. Many factors that are beyond our control may adversely affect the success of these field trials, including unique geographic conditions, weather and climatic variations, disease or pests, or acts of protest or vandalism. Field trials, which may take up to 2–3 years, are costly, and any field trial failures that we may experience may not be covered by insurance and, therefore, could result in increased costs, which may negatively impact our business and results of operations.

We rely on third parties to conduct, monitor, support and oversee field trials, and any performance issues by them may impact our ability to successfully commercialize products or license traits.

We currently rely on third parties, such as growers, consultants, contractors, and universities, to conduct, monitor, support and oversee our field trials. Because field trials are conducted in multiple geographies, it is often difficult for us to monitor the daily activity of the work being conducted by such third parties that we engage. Although we provide our third parties with extensive protocols regarding the establishment, management, data collection, harvest, transportation and storage of our product candidates, we have limited control over the execution of field trials. Poor field trial execution or data collection, failure to follow required agronomic practices, protocols or regulatory requirements, or mishandling of product candidates by these third parties could impair the success of our field trials. Any such failures may result in delays in the development of our product candidates or the incurrence of additional costs. Ultimately, we remain responsible for ensuring that each of our field trials is conducted in accordance with the applicable protocol, legal and regulatory and agronomic standards, and our reliance on third parties does not relieve us of our responsibilities. Should such third parties fail to comply with these standards, our ability to develop our product candidates for licensing or commercialization could be adversely impacted, and we may be forced to incur additional costs in regaining compliance.

Additionally, if we are unable to enter into, or maintain, agreements with such third parties on acceptable terms, or if any such engagement is terminated prematurely, we may be unable to conduct or complete our field trials in the manner we anticipate. If our relationship with any of these third parties is terminated, we may be unable to enter into arrangements with alternative third parties on commercially reasonable terms, or at all. Switching or adding third parties can involve substantial cost and require extensive management time and focus. In addition, there is a natural transition period when any new third party commences field trial work. As a result, delays may occur, which could materially impact our ability to meet our desired development timelines.

We may lack the necessary expertise, personnel and resources to successfully commercialize our branded canola products or to effectively license our traits.

To foster the commercial success of our North American branded canola products and to assist our licensee customers in effectively marketing and commercializing products containing our licensed traits, we will need to develop and build-out our own sales and marketing capabilities and, in the case of our branded canola seed products, our supply and distribution capabilities. Factors that may affect our ability to effectively contribute to such commercialization efforts include our ability to: recruit and retain adequate numbers of effective sales and marketing personnel, effectively develop relationships with commercial seed companies and distributors, secure trait license agreements with seed companies requiring them to undertake specific commercialization activities, and persuade farmers to purchase and use seeds with our traits, whether through our own branded canola seed or traits licensed to third-party seed companies. Developing and maintaining such commercialization capabilities and infrastructure requires significant investment, is time-consuming and could delay the launch of our product candidates. Further, in certain target markets we may not be able to build or maintain an effective commercialization infrastructure. If we are unable to find suitable partners in the jurisdictions in which we seek to license our traits or sell our branded canola seed products, we may have difficulties generating revenue from them.

The commercial success of our branded canola seed products depends on our ability to produce high-quality seeds cost-effectively on a large scale and to accurately forecast demand.

We intend to continue to offer our canola products in North America under our own branded canola seed. The production of commercial-scale quantities of parent and hybrid seeds requires the multiplication of plants and collection of seeds through a succession of plantings and seed harvests. The cost-effective production of high-quality, high-volume quantities of seeds depends on our ability to scale our production processes to produce plants and seeds in sufficient quantity to meet demand. We cannot assure that our existing or future seed production techniques will enable us to meet our large-scale production goals cost-effectively for our SU Canola hybrids, or for any of the new, innovative canola products that we launch. If we are unable to maintain or enhance the quality of our canola plants and parent and hybrid seeds as we increase our production capacity, we may experience reductions in farmer demand, higher costs and increased inventory write-offs.

In addition, because of the length of time it takes to produce commercial quantities of marketable seeds, we will need to make seed production decisions well in advance of product sales. Our ability to accurately forecast demand for SU Canola can be adversely affected by a number of factors outside of our control, including changes in market conditions, environmental factors, such as pests and diseases, and adverse weather conditions. As we continue to offer additional branded canola seed products, the demand forecast analysis will become more complex. A shortfall in the supply of our SU Canola product may reduce product revenue, damage our reputation in the market and adversely affect relationships. Any surplus in the amount of SU Canola we have on hand may negatively impact cash flows, reduce the quality of our inventory, and ultimately result in write-offs of inventory. Our estimates regarding the potential size of our target markets for our canola products have not been independently verified and are based on certain assumptions that may not prove to be accurate. As a result, these estimates could differ materially from actual market sizes, which could result in decreased demand for our branded canola seed products and therefore adversely impact our future business prospects, results of operation and financial condition.

Additionally, given that we will have to keep the inventory marked to market on our balance sheet, we will take financial risk in our inventory as a result of fluctuations in seed prices due to market factors, including the spot price of crops containing our canola traits. Any failure on our part to produce sufficient inventory, or overproduction of SU Canola, could harm our business, results of operations and financial condition.

Interruptions in the production or transportation of our parent and hybrid seeds could adversely affect our operations and profitability.

In some cases, we may produce parent seed containing our traits for both our own branded canola products in North America as well as for our licensee customers who will license our traits for incorporation into their own parent lines. While we will be responsible for the production of our own hybrid seed for our branded canola products, our licensee customers will utilize parent seed containing our traits to produce their own hybrids.

We will rely on contract seed producers for our seed production. Poor execution, failure to follow required agronomic practices, protocols or regulatory requirements, or mishandling of product candidates by these contract seed producers could adversely affect our products. Any such failures may result in delays in our ability to deliver parent seed to our licensee customers or for our own hybrid seed production needs in a timely manner. Such delays could adversely affect the ability of our licensee customers or, in the case of our branded canola product, Cibus to deliver hybrid seed products to farmers to meet their planting window. Our dependency upon timely seed deliveries means that interruptions or stoppages in such deliveries, or delays or limitations with respect to seed production, could adversely affect our operations until alternative arrangements could be made. Such a delay would adversely affect our, and our licensee customers’, reputations and revenues and could result in write-offs of inventory. If we were unable to produce the necessary seed for an extended period of time for any reason, our business, customer relations, and operating results could suffer.

We may not be able to identify suitable seed producers to meet our production needs. If we do identify suitable seed producers, we may not be able to enter into cost effective agreements on acceptable terms. If any contract seed producers whom we engage fail to perform their obligations as expected or breach or terminate their agreements with us, or if we are unable to secure the services of such third parties when and as needed, we may lose opportunities to generate revenue from product sales.

Our third-party distributors and retailers may not effectively market and sell our branded canola seed products.

We depend in part on third-party distributors and retailers for the marketing and selling of our branded canola seed products in North America. We are unable to control their efforts completely. If our distributors and/or retailers fail to effectively market and sell our branded canola seed products, or to do so in full compliance with all applicable laws, our operating results and business may suffer.

The unintended presence of our traits in other products or plants, or of transgenes in our products, may negatively affect us.

Trace amounts of our traits may unintentionally be found outside our containment area in the products of third parties, which may result in negative publicity and claims of liability brought by such third parties against us. Furthermore, in the event of an unintended dissemination of our gene-edited germplasm into the environment, or the presence of unintended trace amounts of our traits in conventional seed, or in the grain or products produced from conventional crops, we could be subject to claims by multiple parties, including environmental advocacy groups, as well as governmental actions such as mandated crop destruction, product recalls, or additional stewardship practices and environmental cleanup or monitoring.

In addition, as a result of the greater use of transgenic seeds by farmers in the regions in which our seed is produced, the adventitious presence of transgenes in the seeds we produce may occur due to unintended cross pollination. We regularly test for the adventitious presence of transgenes in our seed products and product candidates. The adventitious presence of transgenes in our seed products and product candidates would adversely affect our ability to sell that seed and could require crop or seed destructions, reducing our inventory of saleable product which could adversely affect our business, customer relations, and operating results.

Our trait products are new, and if farmers are unable to work effectively with crops containing our traits, our various relationships, our reputation and our results of operations will be harmed.

We provide farmers purchasing our SU Canola, and we intend to work with customers who license our traits for incorporation into their own products to provide to their farmer customers, with information and protocols regarding the establishment, management, harvest, transportation and storage of crops containing our traits. These crop management recommendations may include equipment selection, planting and harvest timing, application of crop protection chemicals such as herbicides and storage systems and protocols. Further, these recommended protocols may require a change in current planting, rotation or agronomic practices, which may be difficult to implement or may discourage the use of our products by agricultural producers. Our general or specific protocols may not apply in all circumstances, may be improperly implemented, may not be sufficient, or may be incorrect, leading to reduced yields, crop failures or other production problems or losses. If farmers purchase seed with our traits on the basis of yield expectations that are not realized, or if crushers or other processors are unable to accept or effectively process crops containing our traits, we will experience damage to our relationships and reputation and the ability to achieve commercial success for our branded and licensed products, notwithstanding the cause for such failures. In addition, if farmers assert that deficiencies in crop yield or quality result from inherent product features rather than external factors, we may seek to offer such farmers financial, or other, incentives to preserve our customer relationships. For instance, some farmers who planted our prior-generation products have sought redress for yield shortfalls in the last growing season. While these grain loss claims relate to a small percentage of the SU Canola acres planted with these prior-generation products (approximately $0.3 million in revenue), we expect that the asserted claims by such farmers will significantly exceed the total revenues realized by us from these products. However, these grain loss claims are currently being resolved by our seedsmen’s errors and omissions insurance, which we expect to cover substantially all such claims. In the future we may in some circumstances make payments to our customers even in the absence of insurance coverage for specific claims. In any event, statements by customers about negative experiences, or negative outcomes with products containing our traits, could harm our reputation, and the decision by these customers or other potential customers not to proceed with large-scale seed purchases could harm our business, revenue and ability to achieve profitability.

Our products may not achieve commercial success quickly or at all.

In addition to the commercialization of our branded canola seed products in North America, we intend to license our RTDS-developed plant traits to third-parties—primarily, seed companies. Although our SU Canola product is commercially available in the United States and, on a limited basis, in Canada, our branded canola seed remains relatively new to the market. Beyond SU Canola, our traits are in various stages of development, and there are no established channels to market for their commercialization by potential licensee customers.

If we are unable to commercially license our traits on a significant scale or if we are unable to achieve the targeted market penetration of our SU Canola product, then we may not be successful in building a sustainable or profitable business. Moreover, we have priced our SU Canola and expect to price our trait licenses based on our assessment of the value that we believe they will provide within the agricultural value chain, rather than on the cost of production. If seed company licensees, farmers or other market participants attribute a lower value to our traits or branded canola seed products than we do, they may not be willing to pay the premiums that we expect to charge. Pricing levels may also be negatively affected if our traits are unsuccessful or suboptimal in enhancing the yields or exhibiting the characteristics that we expect.

Market participants, including commercial seed companies and farmers, may also be cautious in their adoption of seeds containing our traits, with conservative initial purchases and proof of crop success required prior to widespread deployment. It may take several growing seasons for farmers to adopt seeds containing our traits, whether in our branded canola seeds or through brands of third parties, on a large scale. In order to induce farmers to purchase our SU Canola branded seed product, we have offered various rebates and commercial incentives. We may need to extend such branded canola seed sales incentives, or create new sales or licensing incentives for other product candidates, in order to grow market share and gain market acceptance, for longer periods than originally expected, which would reduce our profits.

Public understanding of our RTDS technologies and public perception and acceptance of gene-editing technologies, including our RTDS technologies, could affect our sales and results of operations and impact government regulation of our products.

The success of our branded canola products and the ability of our licensee customers to successfully commercialize products containing our traits depends, in part, on public understanding and acceptance of plant gene editing. Farmers, seed companies and end-product consumers may not understand the nature of our RTDS technologies or the scientific distinction between our non-transgenic products and processes and transgenic products and processes of competitors. As a result, these parties may transfer negative perceptions and attitudes regarding transgenic products to our products and product candidates. A lack of understanding of our RTDS technologies may also make consumers more susceptible to the influence of negative information provided by opponents of biotechnology. Some opponents of biotechnology actively seek to raise public concern about gene editing, whether transgenic or non-transgenic, by claiming that plant products developed using biotechnology are unsafe for consumption or use, pose risks of damage to the environment, or create legal, social and ethical dilemmas. The commercial success of our products and product candidates may be adversely affected by such claims, even if unsubstantiated. In addition, extreme opponents of biotechnology have vandalized the fields of farmers planting biotech seeds and facilities used by biotechnology companies. Any such acts of vandalism targeting the fields of our farmer customers, our field testing sites or our research, production or other facilities, could adversely affect our sales and our costs.

Negative public perceptions about gene editing can also affect the regulatory environment in the jurisdictions in which we are targeting the sale of our products and the commercialization of our product candidates. Any increase in such negative perceptions or any restrictive government regulations in response thereto, could have a negative effect on our business and may delay or impair the sale of our products or the development or commercialization of our product candidates. Even following receipt of regulatory approvals or confirmation of non-regulated status in a jurisdiction, public pressure in that jurisdiction may lead to increased regulation of products produced using biotechnology, further legislation regarding novel trait development technologies, or administrative litigation concerning prior regulatory approvals, each of which could adversely affect our ability to sell our product or commercialize our product candidates. In addition, labeling requirements in effect from time to time could heighten public concerns and make consumers less likely to purchase food products containing gene-edited ingredients.

Negative public perception could have adverse impacts throughout the agricultural value chain, leading farmers, processors and other market participants to limit purchases of our products or to reduce the premium that they are willing to pay for our products. If we are not able to overcome these concerns, our traits and products containing our traits may not achieve market acceptance.

Products produced from crops containing our traits may fail to meet standards established by third-party non-GMO verification organizations, which could reduce the value of our traits to customers.

Certain third-party organizations offer verification programs that seek to make non-GMO products easily identifiable for consumers. These organizations verify the non-GMO status of products (such as foods, beverages and vitamins) based on independently developed standards, and often authorize the display of specific markers or labels illustrating such status on the verified product’s packaging. Although the verification programs seek to identify finished products as non-GMO verified, the processes that they employ typically examine the individual ingredients and precursors, rather than the finished products.

Standards established by such third-party organizations for the verification of non-GMO status may differ from applicable regulatory legal standards governing non-GMO classification in the United States, Canada or other of our target markets. As a result, notwithstanding a regulatory determination as to the non-GMO status of our RTDS technologies, products or product candidates in a particular jurisdiction, products containing our traits may fail to meet more restrictive or non-scientific standards imposed by these independent verification organizations. For example, a third-party verification organization could determine that it will withhold its non-GMO verification from any product developed using biotechnology, whether it is transgenic or not.

If third-party verification organizations were to determine that any products containing our traits, or gene-edited products generally, did not meet their non-GMO verification standards, and certified non-GMO seals or labels were not available for such products, our reputation could be harmed, these products may be unable to demand non-GMO premiums, which could reduce the value of our traits to farmer customers, and our operating results could be adversely affected.

Our insurance coverage may be inadequate to cover all the liabilities we may incur.

We face the risk of exposure to liability claims if any of our seed is defective and if any product that we develop or any product that uses our technologies or incorporates any of our traits causes injury. Although we carry insurance at levels customary for companies in our industry, such coverage may become unavailable or be inadequate to cover all liabilities we may incur. There can be no assurance that we will be able to continue to maintain such insurance, or obtain comparable insurance at a reasonable cost, if at all. If we are unable to obtain sufficient insurance coverage at an acceptable cost or otherwise, or if the amount of any claim against us exceeds the coverage under our policies, we may face significant expenses.

We expect to derive a meaningful portion of our future revenues from commercial products sold outside the United States, which subjects us to additional business risks.

Our SU Canola product is in the process of being fully launched in Canada, and a meaningful number of our product candidates are under development for licensing and commercialization in markets outside the United States. Commercialization in jurisdictions outside of the United States is subject to a variety of risks, including different regulatory requirements, uncertainty of contract and intellectual property rights, unstable political and regulatory environments, economic and fiscal instability, tariffs and other import and trade restrictions, restrictions on the ability to repatriate funds, business cultures accepting various levels of corruption and the impact of anti-corruption laws. These risks could result in additional cost, loss of materials and delays in our commercialization timeline in international markets and have a negative effect on our operating results.

Revenues generated outside the United States could also be subject to increased difficulty in collecting delinquent or unpaid accounts receivable, adverse tax consequences, currency and exchange rate fluctuations, relatively high inflation, exchange control regulations and governmental pricing directives. Acts of terror or war may impair our ability to commercialize products in particular countries or regions and may impede the flow of goods and services between countries. Customers in these and other markets may be unable to purchase our products if their economies deteriorate, or it could become more expensive for them to purchase imported products in their local currency or sell their commodities at prevailing international prices, and we may be unable to collect receivables from such customers. If any of these risks materialize, our results of operations and profitability could be harmed.

We have identified material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or if we experience additional material weaknesses in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our Class A common stock.

In connection with the audit of the consolidated financial statements of Cibus Global as of and for the year ended December 31, 2017, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses we identified were as follows:

We did not design and maintain an effective control environment commensurate with our financial reporting requirements. Specifically, we lacked a sufficient complement of professionals with the level of accounting knowledge, training and experience to design and maintain the underlying controls to analyze, record and disclose accounting matters timely and accurately. This material weakness contributed to the two material weaknesses below.

We did not design and maintain effective controls over the identification of, accounting for and disclosure of related party transactions. Specifically, we did not design and maintain effective controls and procedures to identify a complete population of related parties, to monitor changes in that population, nor to properly account for and disclose transactions with related parties.

We did not design and maintain effective controls over segregation of duties related to manual journal entries. Specifically, certain personnel had the ability to both prepare and post manual journal entries without an independent review by someone without the ability to prepare and post journal entries.

The material weakness relating to the identification of, accounting for and disclosure of related party transactions contributed to adjustments recorded in our consolidated financial statements as of and for the year ended December 31, 2017 and the revision of our consolidated financial statements as of and for the year ended December 31, 2016, as described in Note 17 to the consolidated financial statements, related to our accounting for research and development services obligations with a related party. That material weakness also resulted in a material audit adjustment being made to our consolidated financial statements as of and for the year ended December 31, 2017 related to our accounting for warrants to purchase Series C convertible preferred shares issued to related parties which decreased additional paid in capital and increased interest expense with related parties. The material weakness related to manual journal entries did not result in a misstatement to our consolidated financial statements. Additionally, each of these control deficiencies could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected, and accordingly, we determined these control deficiencies constitute material weaknesses.

We have initiated remediation efforts focused on improving our internal control over financial reporting and to specifically address the control deficiencies that led to our material weaknesses. These efforts include the following:

•	Hiring of our chief financial officer in April 2018.
•	Hiring of a corporate controller in May 2018.
•	Retaining a technical accounting consulting firm in August 2018 to provide additional depth and breadth in our technical accounting and financial reporting capabilities. We intend to continue this arrangement until permanent technical accounting resources are identified and hired.
•	Continuing our investment in the design and implementation of our financial control environment, including policies and procedures, controls, reporting and analysis, and training.

We cannot be assured that the measures we have taken to date, and are continuing to implement, will be sufficient to remediate the material weaknesses we have identified or avoid potential future material weaknesses. If the steps we take do not remediate the material weaknesses in a timely manner, we will be unable to conclude that we maintain effective disclosure controls and procedures or effective internal control over financial reporting. Additionally, these material weaknesses could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected.

As a public company, we will be required to maintain adequate internal control over financial reporting and to report any material weaknesses in our internal control over financial reporting. SEC Regulation S-K requires that we evaluate and determine the effectiveness of our internal control over financial reporting and, beginning with our second annual report following this offering, which will be for our fiscal year ending December 31, 2019, provide a management report on internal control over financial reporting. Regulation S-K also requires that our management report on internal control over financial reporting be attested to by our independent registered public accounting firm, to the extent we are no longer an emerging growth company. We do not expect our independent registered public accounting firm to attest to our management report on internal control over financial reporting while we are an emerging growth company.

We are in the process of evaluating our internal control over financial reporting required to comply with this obligation, and this process will be time consuming, costly and complicated. If we identify any additional material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Regulation S-K in a timely manner, if we are unable to assert that our internal control over financial reporting is effective, or when required in the future, if our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in our financial reports and the market price of our Class A common stock could be adversely affected.

Our Royalty Obligation may contribute to net losses and cause the market price for our Class A common stock to fluctuate.

Pursuant to our Royalty Obligation, we are required to make quarterly royalty payments equal to 10% of all revenue attributable to our RTDS technologies, subject to certain exceptions, to investors who are party to the Warrant Exchange Agreement, including members of our Board of Directors and officers. The financial interest of certain of our directors and officers under the Royalty Obligation may create real or perceived conflicts of interest between stockholders’ interests and those of such affiliates.

The requirement to make quarterly payments pursuant to the Royalty Obligation commences with the first quarter in which the aggregate revenue attributable to our RTDS technologies during any consecutive 12-month period equals or exceeds $50 million. At commencement, we will be required to pay all aggregated but unpaid royalty payment amounts. Our Royalty Obligation has an initial term of 30 years following the date on which the first royalty payment becomes due and payable, subject to a subsequent 30-year extension, at the option of the holders, for a payment of $100. Our payments under, and performance of, the Royalty Obligation are secured by a security interest in substantially all of our intellectual property. The satisfaction of our Royalty Obligation and our interest expense related thereto may adversely affect the cash flow available for our operations, particularly in connection with the initial payment of aggregated, but unpaid, royalty payment amounts.

We recorded a Royalty Obligation liability of $9.9 million, which represented the aggregate fair value of the warrants exchanged pursuant to our Warrant Exchange Agreement, on our consolidated balance sheet as of each of December 31, 2015 and 2014. Changes in expected royalty payments, as a result of changes to estimates of the underlying revenues, are accreted to interest expense using the effective interest method. As royalties are paid over the life of the arrangement, we estimate the total amount of future royalty payments over the life of the Royalty Obligation that will be required to be paid to holders of royalty rights. We reassess these estimated royalty payments periodically and, if the amount or timing of royalty payments differs materially from our prior estimates, we will prospectively adjust the accretion of the effective interest expense. As of September 30, 2018, and December 31, 2017, we reported a $25.8 million and $20.9 million Royalty Obligation liability, respectively. Fluctuations in the liability balance of our Royalty Obligation due to changes in our business model and anticipated revenues from product candidates in development may cause the market price of our Class A common stock to fluctuate.

We may need to raise additional funding, which may not be available on acceptable terms or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

The process of developing product candidates is expensive, lengthy and risky. The commercialization of our own branded canola products in North America results in even greater expenditures of time and resources, and exposes us to additional risks. We expect our research and development expenses to increase substantially as we continue to develop our existing product candidates and identify new product candidates for development. Further, as a result of our increasing commercialization efforts with respect to SU Canola and any future branded canola products in North America, as well as our efforts with respect to licensing of our product candidates currently under development, our selling, general and administrative expense may increase significantly in the next several years.

As of September 30, 2018, we had cash and cash equivalents of approximately $25.5 million. We believe our cash and cash equivalents, together with the net proceeds from this offering, will be sufficient to fund our operations in excess of two years. However, in order to continue our ongoing research and development process, pursue regulatory approval, where applicable, and pursue our licensing and commercialization efforts, as applicable, we expect to require additional funding. Also, our operating plan, including our product candidate development plans, may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other strategic alliances and licensing arrangements, or a combination of these approaches.

To the extent that we raise additional capital through the sale of additional equity or convertible securities, your ownership interest may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a stockholder. Debt financing, if available, would result in increased fixed payment obligations and a portion of our operating cash flows, if any, being dedicated to the payment of principal and interest on such indebtedness. In addition, debt financing may involve agreements that include restrictive covenants that impose operating restrictions, such as restrictions on the incurrence of additional debt, the making of certain capital expenditures or the declaration of dividends. To the extent that we raise additional funds through arrangements with research and development partners or otherwise, we may be required to relinquish some of our technologies, product candidates or revenue streams, license our technologies or product candidates on unfavorable terms, or otherwise agree to terms unfavorable to us. Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or in light of specific strategic considerations.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or product candidate development programs or the commercialization of any product candidate or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, operating results and prospects and cause the price of our Class A common stock to decline.

Risks Related to Our Industry

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and our business could fail to achieve the same growth rates as others in the biotech seeds market.

Market opportunity estimates and market growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts included in this prospectus relating to the size and expected growth of the global seed industry and the biotech seeds market, and the estimated ranges of incremental value increase that a novel, newly developed crop trait may produce, may prove to be inaccurate. Even if the markets in which we compete achieve these opportunity estimates and market growth forecasts, our business could fail to grow at similar rates, if at all.

The overall agricultural industry is susceptible to commodity and raw material price changes.

Prices for agricultural commodities, including canola, and their byproducts are often volatile and sensitive to local and international changes in supply and demand caused by a variety of factors, including general economic conditions, farmer planting and selling decisions, government agriculture programs and policies, global and local inventory levels, demand for biofuels, weather and crop conditions, food safety concerns, government regulations, and demand for and supply of, competing commodities and substitutes. As a result, we may not be able to anticipate or react to changing costs by adjusting our practices, which could cause our operating results to deteriorate. We do not engage in hedging or speculative financial transactions nor do we hold or issue financial instruments for trading purposes.

The successful commercialization of our SU Canola as well as the commercialization of our trait licensing product candidates may also be adversely affected by fluctuations in the prices of agricultural commodities and agricultural inputs, such as fertilizer, energy, labor and water, in each case caused by market factors beyond our control. Changes in the prices of certain raw materials used by farmers in growing our crops could result in higher overall costs along the agricultural supply chain. Depending on the nature of such price changes, the cultivation of certain crops could be impacted to a greater extent than others. Increases in fertilizer or herbicide prices due to higher raw material costs could adversely affect demand for our products or product candidates. As a result of competitive conditions, we may not be able to recoup increases in costs through increases in sales prices for our products.

Adverse weather and environmental conditions and natural disasters can cause significant costs and losses.

The ability to grow crops is vulnerable to adverse weather and environmental conditions, including windstorms, floods, drought and temperature extremes, which are quite common but difficult to predict. The severity and frequency of such conditions are also influenced by ongoing global climate change. Unfavorable growing conditions can reduce both crop size and crop quality. This risk is particularly acute with respect to regions or countries in which we plan to focus our commercial efforts, such as the North American canola market. In extreme cases, entire harvests may be lost in some geographic areas as a result of weather and environmental conditions.

The ability to grow crops is also vulnerable to crop disease and to pests, which may vary in severity and effect, depending on the stage of crop production at the time of infection or infestation, the type of treatment applied and climatic conditions. The costs to control disease and pest infestations vary depending on the severity of the damage and the extent of the plantings affected, and the availability of technologies capable of effectively controlling the applicable disease or infestation.

Adverse weather and environmental conditions and natural disasters can increase costs, decrease revenues and lead to additional charges to earnings, which may have a material adverse effect on our business, financial position and results of operations.

The agricultural industry is highly seasonal, which may cause our sales and operating results to fluctuate significantly.

The sale of plant and seed products is dependent upon growing and harvesting seasons, which vary from year to year and across geographies as a result of weather-related shifts in planting schedules and purchase patterns of farmers. Seasonality in our industry is expected to result in both highly seasonal patterns and substantial fluctuations in quarterly sales and profitability for our business.

Seasonality also relates to the limited windows of opportunity that farmer customers have to complete required tasks at each stage of crop cultivation. Weather and environmental conditions and natural disasters, such as heavy rains, hurricanes, hail, floods, tornadoes, freezing conditions, excessively hot or cold weather, drought or fire, affect decisions by farmers about the types and amounts of seeds to plant and the timing of harvesting and planting such seeds. Should adverse conditions occur during key growing and harvesting seasons, such conditions could substantially impact demand for agricultural inputs, including seeds. Any delayed or cancelled orders as a result of such conditions would negatively affect the quarter in which they occur and cause fluctuations in our operating results.

Risks Related to Regulatory and Legal Matters

Regulatory requirements for gene-edited products are uncertain and evolving. Adverse changes in the current application of these laws would have a significant negative impact on our ability to develop and commercialize our product candidates.

Changes in regulatory requirements applicable to our products or product candidates could result in a substantial increase in the time and costs associated with developing our product candidates and negatively impact our operating results. The United States is deemed a self-regulatory jurisdiction, wherein it is industry’s responsibility to comport with applicable rules in the first instance, subject to appropriate regulatory oversight by government agencies. Currently, transgenic technologies used in agriculture are overseen by the USDA’s Animal and Plant Health Inspection Service (“APHIS”). The USDA has authority to regulate plant pests under the Plant Protection Act (the “PPA”). The USDA regulates, among other things, the introduction (including the importation, interstate movement, or release into the environment—such as field testing) of genetically engineered organisms that are plant pests or that there is reason to believe may become plant pests. Such organisms and products are considered “regulated articles.” A genetically engineered organism is no longer subject to the plant pest provisions of the PPA when the USDA determines it is unlikely to pose a plant pest risk.

A petitioner may submit a request to the USDA for a determination of “non-regulated status” for a particular article. A petition for determination of non-regulated status is a comprehensive package of data and detailed information, including relevant experimental data and publications, among other things. In 2004, APHIS informed us in writing that products developed using our RTDS (specifically where we used the GRON in an early version of our technologies under the RTDS umbrella) are not subject to regulation under the PPA. Therefore, it is not necessary under current USDA and APHIS regulations to file a notification to conduct a field trial or seek permission to commercialize a product created using those technologies. There can be no guarantee that these governing regulations will not change.

In the event that any of our products or product candidates are found to contain inserted genetic material or otherwise differ from the descriptions we have provided to the USDA, the USDA could determine that such products or product candidates are regulated articles, which would require us to comply with the permit and notification requirements of the PPA. The USDA’s regulations require that companies obtain a permit or file a notification before engaging in the introduction (including the importation, interstate movement, or release into the environment—such as field testing) of “regulated articles.” We cannot predict whether the USDA or advocacy groups will challenge our interpretation of the application of the USDA’s regulations to our products or product candidates, or whether the USDA will alter the manner in which it interprets its own regulations or institutes new regulations, or otherwise modify regulations, or whether additional laws will come into effect, in a way that will subject our products or product candidates to more burdensome standards, thereby substantially increasing the time and costs associated with developing our product candidates. Moreover, we cannot assure you that the USDA will analyze any of our future product candidates in a manner consistent with its analysis of our products or product candidates to date. Complying with the USDA’s plant pest regulations, including permitting requirements, is a costly, time-consuming process and could substantially delay or prevent the commercialization of our products.

Some of our products may be subject to Food and Drug Administration (“FDA”) food product regulations or Environmental Protection Agency (“EPA”) environmental impact regulations. Under sections 201(s) and 409 of the Federal Food, Drug, and Cosmetic Act (the “FDCA”), any substance that is reasonably expected to become a component of food is a food additive, and is therefore subject to FDA premarket review and approval, unless the substance is generally recognized, among qualified experts, as having been adequately shown to be safe under the conditions of its intended use (generally recognized as safe, or “GRAS”), or unless the use of the substance is otherwise excluded from the definition of a food additive. Any food that contains a food additive that is deemed to be unsafe is considered adulterated under section 402(a)(2)(C) of the FDCA. The FDA may classify some or all of our product candidates as containing a food additive that is not GRAS, or otherwise determine that our products contain significant compositional differences from existing plant products that require further review. Such classification would cause these product candidates to require premarket approval, which could delay the commercialization of these product candidates.

The FDA’s thinking on the use of genome editing techniques to produce new plant varieties that are used for human or animal food continues to evolve. To that end, in January 2017, the FDA announced a Request for Comments (“RFC”), seeking public input to help inform its thinking about human and animal foods derived from new plant varieties produced using genome editing techniques. Among other things, the RFC asks for data and information in response to questions about the safety of foods from gene-edited plants, such as whether categories of gene-edited plants present food safety risks different from other plants produced through traditional plant breeding. If the FDA enacts new regulations or policies with respect to gene-edited plants, such policies could result in additional compliance costs and/or delay the commercialization of our product candidates, which could adversely affect our profitability. Any delay in the regulatory consultation process, or a determination by the FDA that our product candidates do not meet regulatory approval standards, could cause a delay in the commercialization of our product candidates, which may lead to reduced acceptance by farmers, processors or public consumers.

In addition, it is also possible that some products, where we introduce novel herbicide tolerances, will be subject to EPA regulation. If the specific novel trait is deemed to be a possible pest or the novel herbicide is part of a new registration, the EPA will regulate the distribution, sale or use. The Biopesticides and Pollution Prevention Division of the office of Pesticide Programs under the Federal Insecticide, Fungicide and Rodenticide Act (“FIFRA”) administers such regulatory oversight. This evaluation will determine the reasonable certainty that no harm from pesticide residues occurs in food and feed. Exemptions and tolerances are set by the FDCA.

In Canada, the sale of new plant traits, or foods derived from genetically modified plants, is initially regulated through a pre-market notification requirement as “novel foods.” Novel foods, defined in the Canadian Food and Drugs Regulations, include foods derived from a plant that has been genetically modified such that (i) the plant exhibits characteristics that were not previously observed in that plant, (ii) the plant no longer exhibits characteristics that were previously observed in that plant or (iii) one or more characteristics of the plant no longer fall within the anticipated range for that plant. Under Canadian Food and Drugs Regulations, “genetically modify” is broadly defined to mean “to change the heritable traits of a plant, animal or microorganism by means of intentional manipulation,” which encompasses both traditional breeding and newer gene-editing technologies. The Canadian Food Inspection Agency (“CFIA”) and Health Canada (“HC”) make a “novelty” determination of such trait or food, potentially triggering the need for regulatory approval. The CFIA reviews and inspects plants with novel traits (“PNTs”), while HC reviews and inspects novel foods. As defined in legislation PNTs are (i) plants into which a trait or traits have been intentionally introduced and (ii) where the trait is new in Canada and has the potential to impact the environment. Approval of a PNT or a novel food product does not take into account the method with which such product was produced. Rather, Canada employs a product-based (as opposed to a process-based) approach to its regulatory practice. While the CFIA and HC have approved our SU Canola product for commercialization in Canada, we cannot predict whether the CFIA or HC will apply a similar analysis to, or grant such approval of, any of our other product candidates in development. In addition, if traits are generated to provide a crop with herbicide tolerance there is a requirement to seek approval from the Pest Management Regulatory Agency (“PMRA”), a branch of HC. PMRA is responsible for herbicide regulation in Canada and is under the authority of the Pest Control Products Act. Pesticides are stringently regulated in Canada to ensure they pose minimal risk to human health and the environment. Complying with the Canadian regulations, including the product pre-market notification requirement, is a costly, time-consuming process and could substantially delay or prevent the commercialization of our products in North America. In addition, crops grown in Canada using our branded canola seed must comply with Canadian export requirements, including trait clearance for export trade into certain regions and countries.

In the European Union (the “EU”), GMOs and genetically modified food and feed products can only be sold in the market once they have been properly authorized. The procedures for evaluation and authorization of GMOs and genetically modified food and feed products are established by Regulation (EC) 1829/2003 on genetically modified food and feed (“Regulation (EC) 1829/2003”) and Directive 2001/18/EC on the release of GMOs into the environment (“Directive 2001/18/EC”). An application for authorization must be submitted under Directive 2001/18/EC if a company seeks to release GMOs for experimental purposes (e.g., field tests) and/or to sell GMOs, as such or in products, in the market (e.g., cultivation, importation or processing). In turn, an application for authorization must be submitted under Regulation (EC) 1829/2003 if a company seeks to sell GMOs in the market for food and feed use and/or food and feed products containing or produced from GMOs. At the national level, EU member states have the ability to restrict or prohibit GMO cultivation in their territories by invoking grounds such as environmental or agricultural policy objectives, town and country-planning, land use, coexistence, socio-economic impacts or public policy.

In addition, Directive 2001/18/EC, Regulation (EC) 1829/2003 and Regulation (EC) 1830/2003 establish specific labeling and traceability requirements for GMOs and products that contain or are produced from GMOs. Finally, Directives 2002/53/EC and 2002/55/EC require genetically modified varieties to be authorized in accordance with Directive 2001/18/EC and/or Regulation (EC) 1829/2003, as applicable, before they can be included in a “Common Catalogue of Varieties,” which would permit the seeds of such genetically modified varieties to be marketed in the EU.

A recent ruling of the European Court of Justice (“ECJ”) in July 2018 concluded that organisms obtained by modern mutagenesis plant breeding techniques, including ODM technologies, are GMOs and fall, in principle, under Directive 2001/18/EC described above. Complying with such EU regulations, including the pre-market risk assessment and product authorization requirements, is costly and time-consuming, and has no guarantee of success and could therefore substantially delay or totally prevent the commercialization of our products in the EU. See “Business—Government Regulation and Product Approval.”

The regulatory environment varies greatly from region to region and in many countries is less developed than in the United States and the EU.

Outside of the United States and the EU, the regulatory environment around gene editing in plants for food ingredients is uncertain and varies greatly from jurisdiction to jurisdiction. Each jurisdiction may have its own regulatory framework regarding genetically modified foods, which may include restrictions and regulations on planting and growing genetically modified plants and in the consumption and labeling of genetically modified foods, which may encapsulate our products. The two leading jurisdictions, the United States and the EU, have distinctly different regulatory regimes. We cannot predict how the global regulatory landscape regarding gene editing in plants for food ingredients will evolve and if we may incur increased regulatory costs as regulations change in the jurisdictions in which we operate.

We cannot predict whether or when any jurisdiction will change its regulations with respect to our products or product candidates. Advocacy groups have engaged in publicity campaigns and filed lawsuits in various countries against companies and regulatory authorities, seeking to halt regulatory approval activities or influence public opinion against genetically engineered products. In addition, governmental reaction to negative publicity concerning our products could result in greater regulation of genetic research and derivative products or regulatory costs that render our product development and commercialization cost prohibitive.

The scale of the commodity food industry may make it difficult to monitor and control the distribution of our products. As a result, our products may be sold inadvertently within jurisdictions where they are not approved for distribution. Such sales may lead to regulatory challenges or lawsuits against us, which could result in significant expenses and management attention.

Government policies and regulations, particularly those affecting the agricultural sector and related industries, could adversely affect our operations and profitability.

Agricultural production and trade flows are subject to government policies and regulations. Governmental policies and approvals of technologies affecting the agricultural industry, such as taxes, tariffs, duties, subsidies, incentives and import and export restrictions on agricultural commodities and commodity products can influence the planting of certain crops, the location and size of crop production, and the volume and types of imports and exports. Future government policies in the United States, Canada or in other countries could discourage farmers from using our products or food processors from purchasing harvested crops containing our traits or could encourage the use of our competitors’ products, which would put us at a commercial disadvantage and could negatively impact our future revenues and results of operations.

We use hazardous chemicals and biological materials in our business. Compliance with environmental, health and safety laws and regulations and any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.

We are subject to federal, state, local and foreign environmental, health and safety laws and regulations, including those governing laboratory procedures, the handling, use, storage, treatment, manufacture and disposal of hazardous materials and wastes, discharge of pollutants into the environment and human health and safety matters. Our research and development processes may involve the controlled use of hazardous materials, including chemicals and biological materials. We cannot eliminate the risk of contamination or discharge and any resultant injury from these materials. We may be sued for any injury or contamination that results from our use or the use by third parties of these materials, or may otherwise be required to remediate such contamination, and our liability with respect to such claims may exceed any insurance coverage that we maintain or the value of our total assets. Compliance with environmental, health and safety laws and regulations is time consuming and expensive. If we fail to comply with these requirements, we could incur substantial costs and liabilities, including civil or criminal fines and penalties, clean-up costs or capital expenditures for control equipment or operational changes necessary to achieve and maintain compliance. In addition, we cannot predict the impact on our business of new or amended environmental, health and safety laws or regulations or any changes in the way existing and future laws and regulations are interpreted and enforced. These current or future laws and regulations may impair our research, development or production efforts.

Adverse outcomes in future legal proceedings could subject us to substantial damages, adversely affect our results of operations, harm our reputation and result in governmental actions.

We may become party to legal proceedings, including matters involving personnel and employment issues, personal injury, product liability, environmental matters, intellectual property disputes and other proceedings. We may be held liable if our traits do not perform as anticipated by our customers, or if any product that we develop or any product that uses our technologies or incorporates any of our traits causes injury or is found otherwise unsuitable during marketing, sale or consumption. Courts could levy substantial damages against us in connection with claims for injuries allegedly caused by use of our products.

The detection of unintended traits in our seeds could result in governmental actions such as mandated crop destruction, product recalls or environmental cleanup or monitoring. Concerns about seed quality could also lead to additional regulations being imposed on our business, such as regulations related to testing procedures, mandatory governmental reviews of biotechnology advances, or the integrity of the food supply chain from the farm to the finished product.

Depending on their nature, certain future legal proceedings could result in substantial damages or payment awards that exceed our insurance coverage. We will estimate our exposure to any future legal proceedings and establish provisions for the estimated liabilities where it is reasonably possible to estimate and where an adverse outcome is probable. Assessing and predicting the outcome of these matters will involve substantial uncertainties. Furthermore, even if the outcome is ultimately in our favor, our costs associated with such litigation may be material. Adverse outcomes in future legal proceedings or the costs and expenses associated therewith could damage our market reputation and have an adverse effect on our results of operations.

We are subject to governmental export and import controls that could impair our ability to compete in international markets due to licensing requirements and subject us to liability if we are not in compliance with applicable laws.

Our products and product candidates are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanction regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. Exports of our products and technologies must be made in compliance with these laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges; fines, which may be imposed on us and the responsible employees or managers; and, in extreme cases, the incarceration of the responsible employees or managers.

In addition, changes in our products or changes in applicable export or import laws and regulations may create delays in the introduction and sale of our products in international markets, prevent our customers from deploying our products or, in some cases, prevent the export or import of our products to certain countries, governments or persons altogether. Any change in export or import laws and regulations, shift in the enforcement or scope of existing laws and regulations, or change in the countries, governments, persons or technologies targeted by such laws and regulations, could also result in decreased use of our products, or in our decreased ability to export or sell our products to existing or potential customers. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business, financial condition and results of operations.

We are subject to anti-corruption and anti-money laundering laws with respect to both our domestic and international operations, and non-compliance with such laws can subject us to criminal and civil liability and harm our business.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and possibly other anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit us from authorizing, offering, or directly or indirectly providing improper payments or benefits to recipients in the public or private sector. We may have direct and indirect interactions with government agencies and state affiliated entities and universities in the course of our business. We may also have certain matters come before public international organizations such as the United Nations. We use third-party contractors, strategic commercial partners, law firms, and other representatives for certain aspects of regulatory compliance, patent registration, lobbying, deregulation advocacy, field testing, and other purposes in a variety of countries. We can be held liable for the corrupt or other illegal activities of these third-parties, our employees, representatives, contractors and agents, even if we do not explicitly authorize such activities. In addition, although we have implemented policies and procedures to ensure compliance with anti-corruption and related laws, there can be no assurance that all of our employees, representatives, contractors, partners, or agents will comply with these laws at all times. Noncompliance with these laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and debarment from contracting with certain governments or other persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management's attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, results of operations and financial condition.

Changes in tax laws, treaties or regulations or adverse outcomes resulting from examination of our tax returns, and/or inability to qualify for tax treaty benefits, could adversely affect our financial results.

Our future effective global tax rates could be adversely affected by changes in tax laws, treaties and regulations, both in the United States and internationally. Tax laws, treaties and regulations are highly complex and subject to interpretations. Consequently, we are subject to changing tax laws, treaties and regulations in and between countries in which we operate or are resident. Our income tax expense is based upon the interpretation of the tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings. If any country successfully challenges our income tax filings based on our structure, or if we otherwise lose a material tax dispute, our effective tax rate on worldwide earnings could increase substantially and our financial result could be materially adversely affected.

In addition, our overall global effective tax rate will be impacted by the extent to which our non-U.S. subsidiaries (and non-U.S. operations) qualify for the benefits of various international tax treaties. Our ability to qualify for the benefits of international tax treaties will require our non-U.S. subsidiaries (and non-U.S. operations) to satisfy various requirements, including those relating to ownership and/or residency. We cannot make assurances as to the extent to which we may be able to satisfy all of these requirements at all times. If any of our non-U.S. subsidiaries (or non-U.S. operations) are not eligible for international tax treaty benefits, such subsidiaries (or operations) may be subject to additional U.S. and/or international income taxation, which, in turn, would adversely impact our pro forma financial expectations for our operations.

Risks Related to Intellectual Property

Our ability to compete may decline if we do not adequately protect our intellectual property proprietary rights.

Our commercial success depends, in part, on obtaining and maintaining proprietary rights to our and our licensors’ intellectual property as well as successfully defending these rights against third party challenges. We will only be able to protect our products, product candidates, processes and technologies from unauthorized use by third parties to the extent that valid and enforceable patents, or effectively protected trade secrets, cover them. Our ability to obtain patent protection for our products, product candidates, processes and technologies is uncertain due to a number of factors, including:

•	we or our licensors may not have been the first to invent the technology covered by our or their pending patent applications or issued patents;
•	we cannot be certain that we or our licensors were the first to file patent applications covering our products, product candidates, processes or technologies, as patent applications in the United States and most other countries are confidential for a period of time after filing;
•	others may independently develop identical, similar or alternative products, product candidates, processes and technologies;
•	the disclosures in our or our licensors’ patent applications may not be sufficient to meet the statutory requirements for patentability;
•	any or all of our or our licensors’ pending patent applications may not result in issued patents;
•	we or our licensors may not seek or obtain patent protection in countries or jurisdictions that may eventually provide us a significant business opportunity;
•	any patents issued to us or our licensors may not provide a basis for commercially viable products, may not provide any competitive advantages, or may be successfully challenged by third parties, which may result in our or our licensors’ patent claims being narrowed, invalidated or held unenforceable;

•	our products, product candidates, processes and technologies may not be patentable;
•	others may design around our or our licensors’ patent claims to produce competitive products, product candidates, processes and technologies that fall outside of the scope of our or our licensors’ patents; and
•	others may identify prior art or other bases upon which to challenge and ultimately invalidate our or our licensors’ patents or otherwise render them unenforceable.

Even if we own, obtain or in-license patents covering our products, product candidates, processes and technologies, we may still be barred from making, using and selling our products, product candidates, processes and technologies because of the patent rights or intellectual property rights of others. Others may have filed, and in the future may file, patent applications covering products, product candidates, processes or technologies that are similar or identical to ours, which could materially affect our ability to successfully develop and commercialize our products and product candidates. In addition, because patent applications can take many years to issue, there may be currently pending applications unknown to us that may later result in issued patents that our products, product candidates, processes or technologies may infringe. These patent applications may have priority over patent applications filed by us or our licensors.

Obtaining and maintaining a patent portfolio entails significant expense of resources. Part of such expense includes periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications due over the course of several stages of prosecuting patent applications, and over the lifetime of maintaining and enforcing issued patents. We or our licensors may or may not choose to pursue or maintain protection for particular intellectual property in our or our licensors’ portfolio. If we or our licensors choose to forgo patent protection or to allow a patent application or patent to lapse purposefully or inadvertently, our competitive position could suffer. Furthermore, we and our licensors employ reputable law firms and other professionals to help comply with the various procedural, documentary, fee payment and other similar provisions we and they are subject to and, in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which failure to make certain payments or noncompliance with certain requirements in the patent prosecution and maintenance process can result in abandonment or lapse of a patent or patent application, resulting in a partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business.

Legal action that may be required to enforce our patent rights can be expensive and may involve the diversion of significant management time. In addition, these legal actions could be unsuccessful and could also result in the invalidation of our or our licensors’ patents or a finding that they are unenforceable. We or our licensors may or may not choose to pursue litigation or other actions against those that have infringed on our or their patents, or have used them without authorization, due to the associated expense and time commitment of monitoring these activities. In some cases, the enforcement and defense of patents we in-license is controlled by the applicable licensor. If such licensor fails to actively enforce and defend such patents, any competitive advantage afforded by such patents could be materially impaired. In addition, some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we or our licensors can because of their greater financial resources and more mature and developed intellectual property portfolios. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating or from successfully challenging our intellectual property rights. If we fail to protect or to enforce our intellectual property rights successfully, our competitive position could suffer, which could harm our results of operations.

In addition to patent protection, because we operate in the highly technical field of biotechnology, we rely in part on trade secret protection in order to protect our proprietary technology and processes. However, trade secrets are difficult to protect. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. We cannot guarantee that our trade secrets and other proprietary and confidential information will not be disclosed or that competitors will not otherwise gain access to our trade secrets. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. We enter into confidentiality and intellectual property assignment agreements with our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors. These agreements generally require that the other party keep confidential and not disclose to third parties all confidential information developed by the party or made known to the party by us during the course of the party’s relationship with us. These agreements also generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, these agreements may be breached or held unenforceable and may not effectively assign intellectual property rights to us.

In addition to contractual measures, we try to protect the confidential nature of our proprietary information using physical and technological security measures. Such measures may not provide adequate protection for our proprietary information. For example, our security measures may not prevent an employee or consultant with authorized access from misappropriating our trade secrets and providing them to a competitor, and the recourse we have available against such misconduct may not provide an adequate remedy to protect our interests fully. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. Furthermore, our proprietary information may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, including our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our competitive position could be harmed and our business could be materially and adversely affected.

Patents and patent applications involve highly complex legal and factual questions, which, if determined adversely to us, could negatively impact our competitive position.

The patent positions of biotechnology companies and other actors in our fields of business can be highly uncertain and typically involve complex scientific, legal and factual analyses. In particular, the interpretation and breadth of claims allowed in some patents covering biological compositions may be uncertain and difficult to determine, and are often affected materially by the facts and circumstances that pertain to the patented compositions and the related patent claims. The standards of the United States Patent and Trademark Office (the “USPTO”) and foreign patent offices are sometimes uncertain and could change in the future. Consequently, the issuance and scope of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated, narrowed or circumvented. U.S. patents and patent applications may also be subject to interference proceedings, and U.S. patents may be subject to reexamination proceedings, post-grant review, inter partes review, or other administrative proceedings in the USPTO. Foreign patents as well may be subject to opposition or comparable proceedings in corresponding foreign patent offices. Challenges to our or our licensors’ patents and patent applications, if successful, may result in the denial of our or our licensors’ patent applications or the loss or reduction in their scope. In addition, such interference, reexamination, post-grant review, inter partes review, opposition proceedings and other administrative proceedings may be costly and involve the diversion of significant management time. Accordingly, rights under any of our or our licensors’ patents may not provide us with sufficient protection against competitive products or processes and any loss, denial or reduction in scope of any of such patents and patent applications may have a material adverse effect on our business.

Furthermore, even if not challenged, our or our licensors’ patents and patent applications may not adequately protect our products, product candidates, processes or technologies or prevent others from designing their products or technology to avoid being covered by our or our licensors’ patent claims. If the breadth or strength of protection provided by the patents we own or license with respect to our products, product candidates, processes or technologies is threatened, it could dissuade companies from partnering with us to develop, and could threaten our ability to successfully commercialize, our products and product candidates. Furthermore, for U.S. patent applications in which claims are entitled to a priority date before March 16, 2013, an interference proceeding can be provoked by a third party or instituted by the USPTO in order to determine who was the first to invent any of the subject matter covered by such patent claims.

In addition, changes in, or different interpretations of, patent laws in the United States and other countries may permit others to use our discoveries or to develop and commercialize our technology and products without providing any notice or compensation to us, or may limit the scope of patent protection that we or our licensors are able to obtain. The laws of some countries do not protect intellectual property rights to the same extent as U.S. laws and those countries may lack adequate rules and procedures for defending our intellectual property rights.

If we or our licensors fail to obtain and maintain patent protection and trade secret protection of our products, product candidates, processes and technologies, we could lose our competitive advantage and competition we face would increase, potentially reducing revenues and having a material adverse effect on our business.

The lives of our patents may not be sufficient to effectively protect our products and business.

Patents have a limited lifespan. Individual patent terms extend for varying periods of time, depending upon the date of filing of the patent application, the date of patent issuance, and the legal term of patents in the countries in which they are obtained. In the United States, the natural expiration of a patent is generally 20 years after its first effective filing date. Although various extensions may be available, the life of a patent, and the protection it affords, is limited. In addition, although a U.S. patent’s life can be increased based on certain delays caused by the USPTO, this increase can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. However, the actual protection afforded by a patent varies on a product-by-product basis, from country-to-country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of legal remedies in a particular country, and the validity and enforceability of the patent. If we or our licensors do not have sufficient patent life to protect our products, product candidates, processes and technologies, our business and results of operations will be adversely affected.

We will not seek to protect our intellectual property rights in all jurisdictions throughout the world and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we seek protection.

Filing, prosecuting and defending patents on our products, product candidates, processes and technologies in all countries and jurisdictions throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States could be less extensive than those in the United States, assuming that rights are obtained in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions.

Competitors may use our technologies in jurisdictions where we or our licensors do not pursue and obtain patent protection to develop their own products and further, may export otherwise infringing products to territories where we or our licensors have patent protection, but where the ability to enforce our or our licensors’ patent rights is not as strong as in the United States. These products may compete with our products and our intellectual property rights and such rights may not be effective or sufficient to prevent such competition.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Patent protection must be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we and our licensors may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries. In addition, the legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to biotechnologies, and the requirements for patentability differ, in varying degrees, from country to country, and the laws of some foreign countries do not protect intellectual property rights, including trade secrets, to the same extent as federal and state laws of the United States. As a result, many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. Such issues may make it difficult for us to stop the infringement, misappropriation or other violation of our intellectual property rights. For example, many foreign countries, including the EU countries, have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. In those countries, we and our licensors may have limited remedies if patents are infringed or if we or our licensors are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our and our licensors’ efforts to enforce intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own or license. Similarly, if our trade secrets are disclosed in a foreign jurisdiction, competitors worldwide could have access to our proprietary information and we may be without satisfactory recourse. Such disclosure could have a material adverse effect on our business. Moreover, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws.

Furthermore, proceedings to enforce our licensors’ and our patent rights and other intellectual property rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our or our licensors’ patents at risk of being invalidated or interpreted narrowly, could put our or our licensors’ patent applications at risk of not issuing and could provoke third parties to assert claims against us or our licensors. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded to us, if any, may not be commercially meaningful, while the damages and other remedies we may be ordered to pay such third parties may be significant. Accordingly, our licensors’ and our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Third parties may assert rights to inventions we develop or otherwise regard as our own.

Third parties may in the future make claims challenging the inventorship or ownership of our or our licensors’ intellectual property. We have written agreements with research and development partners that provide for the ownership of intellectual property arising from our strategic alliances. These agreements provide that we must negotiate certain commercial rights with such partners with respect to joint inventions or inventions made by our partners that arise from the results of the strategic alliance. In some instances, there may not be adequate written provisions to address clearly the allocation of intellectual property rights that may arise from the respective alliance. If we cannot successfully negotiate sufficient ownership and commercial rights to the inventions that result from our use of a third-party partner’s materials when required, or if disputes otherwise arise with respect to the intellectual property developed through the use of a partner’s samples, we may be limited in our ability to capitalize on the full market potential of these inventions. In addition, we may face claims by third parties that our agreements with employees, contractors or consultants obligating them to assign intellectual property to us are ineffective, or are in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and could interfere with our ability to capture the full commercial value of such inventions. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property and associated products, processes and technologies, or may lose our rights in that intellectual property. Either outcome could have a material adverse effect on our business.

We may not identify relevant third party patents or may incorrectly interpret the relevance, scope or expiration of a third party patent which might adversely affect our ability to develop and market our products or product candidates.

We cannot guarantee that any of our patent searches or analyses, including but not limited to the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of our products or product candidates in any jurisdiction.

The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our products. We may incorrectly determine that our products are not covered by a third party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our products or product candidates. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our products or product candidates.

Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

We currently employ, and in the future may employ, individuals who were previously employed at universities or other biotechnology companies, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel or damage our reputation. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Any infringement, misappropriation or other violation by us of intellectual property rights of others may prevent or delay our product development efforts and may prevent or increase the costs of our successfully commercializing our products or product candidates, if approved.

The biotechnology industry is characterized by extensive litigation regarding patents and other intellectual property rights. Our success will depend in part on our ability to operate without infringing, misappropriating or otherwise violating the intellectual property and proprietary rights of third parties. We cannot assure you that our business operations, products, product candidates and methods and the business operations, products, product candidates and methods of our partners do not or will not infringe, misappropriate or otherwise violate the patents or other intellectual property rights of third parties. We may, from time to time, utilize techniques or compounds for which we have determined a license is not required. For example, in some cases, we use DNA-breaking reagents, such as CRISPR-Cas9, to make site-specific cuts in the DNA of a plant cell. In cases where we have determined a license is not required, other parties may allege that the use of such techniques or compounds infringes, misappropriates or otherwise violates patent claims or other intellectual property rights held by them or that we are employing their proprietary technology without authorization.

Other parties may allege that our products, product candidates, processes or technologies infringe, misappropriate or otherwise violate patent claims or other intellectual property rights held by them or that we are employing their proprietary technology without authorization. Patent and other types of intellectual property litigation can involve complex factual and legal questions, and their outcome is uncertain. Any claim relating to intellectual property infringement that is successfully asserted against us may require us to pay substantial damages, including treble damages and attorneys’ fees if we or our partners are found to be willfully infringing another party’s patents, for past use of the asserted intellectual property and royalties and other consideration going forward if we are forced to take a license. Such a license may not be available on commercially reasonable terms, or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same intellectual property rights or technologies licensed to us. In addition, if any such claim were successfully asserted against us and we could not obtain a license, we or our partners may be forced to stop or delay developing, manufacturing, selling or otherwise commercializing our products, product candidates or other infringing technology, or those we develop with our research and development partners.

Even if we are successful in these proceedings, we may incur substantial costs and divert management time and attention pursuing these proceedings, which could have a material adverse effect on us. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our Class A common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court, or redesign our products. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, intellectual property litigation or claims could force us to do one or more of the following:

•	cease developing, selling or otherwise commercializing our products or product candidates;
•	pay substantial damages for past use of the asserted intellectual property;
•	obtain a license from the holder of the asserted intellectual property, which license may not be available on reasonable terms, if at all; and

•	in the case of trademark claims, redesign, or rename trademarks we may own, to avoid infringing the intellectual property rights of third parties, which may not be possible and, even if possible, could be costly and time-consuming.

Any of these risks coming to fruition could have a material adverse effect on our business, results of operations, financial condition and prospects.

We may be unsuccessful in licensing or acquiring intellectual property from third parties that may be required to develop and commercialize our products or product candidates.

Because our programs may involve the use of intellectual property or proprietary rights held by third parties, the growth of our business will likely depend in part on our ability to acquire, in-license or use these intellectual property and proprietary rights. For example, if we determined to use a technology to perform our gene editing, we may need one or more licenses to use that technology. However, we may be unable to acquire or in-license any third-party intellectual property or proprietary rights. Even if we are able to acquire or in-license such rights, we may be unable to do so on commercially reasonable terms. The licensing and acquisition of third party intellectual property and proprietary rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third party intellectual property and proprietary rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and agricultural development and commercialization capabilities.

We sometimes partner with academic institutions to accelerate our research and development under written agreements with these institutions. Typically, these institutions provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the strategic alliance. Regardless of such option, we may be unable to negotiate a license within the specified time frame or under terms that are acceptable to us, and the institution may license such intellectual property rights to third parties, potentially blocking our ability to pursue our development and commercialization plans.

In addition, companies that perceive us to be a competitor may be unwilling to assign or license intellectual property and proprietary rights to us. We also may be unable to license or acquire third party intellectual property and proprietary rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to successfully acquire or in-license rights to required third party intellectual property and proprietary rights or maintain the existing intellectual property and proprietary rights we have, we may have to cease development of the relevant program, product or product candidate, which could have a material adverse effect on our business.

If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

We are a party to a number of intellectual property license agreements that are important to our business and expect to enter into additional license agreements in the future. Our existing license agreements impose, and we expect that future license agreements will impose, various diligence, royalty and other obligations on us. If we fail to comply with our obligations under these agreements, or we are subject to a bankruptcy, our licensors may have the right to terminate the license, in which event we would not be able to market products or product candidates covered by the license.

In addition, disputes may arise regarding the payment of the royalties or other considerations due to licensors in connection with our exploitation of the rights we license from them. Licensors may contest the basis of payments we retained and claim that we are obligated to make payments under a broader basis. In addition to the costs of any litigation we may face as a result, any legal action against us could increase our payment obligations under the respective agreement and require us to pay interest and potentially damages to such licensors.

In some cases, patent prosecution of our licensed technology is controlled solely by the licensor. If such licensor fails to obtain and maintain patent or other protection for the proprietary intellectual property we license from such licensor, we could lose our rights to such intellectual property or the exclusivity of such rights, and our competitors could market competing products using such intellectual property. In addition, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

In that event, we may be required to expend significant time and resources to develop or license replacement technology. If we are unable to do so, we may be unable to develop or commercialize the affected products and product candidates, which could harm our business significantly. In other cases, we control the prosecution of patents resulting from licensed technology. In the event we breach any of our obligations related to such prosecution, we may incur significant liability to our licensing partners. We may also require the cooperation of our licensors to enforce any licensed patent rights, and such cooperation may not be provided. Moreover, we have obligations under these license agreements, and any failure to satisfy those obligations could give our licensor the right to terminate the agreement. Termination of a necessary license agreement could have a material adverse impact on our business.

Licensing of intellectual property is of critical importance to our business and involves complex legal, business and scientific issues and is complicated by the rapid pace of scientific discovery in our industry. Disputes may arise regarding intellectual property subject to a licensing agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;
•	the basis of royalties and other consideration due to our licensors;
•	the extent to which our products, product candidates, technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;
•	the sublicensing of patent and other rights under our development relationships;
•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;
•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and
•	the priority of invention of patented technology.

If disputes over intellectual property that we have licensed from third parties prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected products or product candidates, which could have a material adverse effect on our business.

Some of the licenses we may grant to our licensing partners to use our proprietary genes in certain crops may be exclusive within certain jurisdictions, which could limit our licensing opportunities.

Some of the licenses we may grant our licensing partners to use our proprietary traits in certain crops may be exclusive within specified jurisdictions, so long as our licensing partners comply with certain diligence requirements. That means that once traits are licensed to a licensing partner in a specified crop or crops, we may be generally prohibited from licensing those traits to any third party. The limitations imposed by such exclusive licenses could prevent us from expanding our business and increasing our product development initiatives with new licensing partners, both of which could adversely affect our business and results of operations.

Our results of operations will be affected by the level of royalty payments that we are required to pay to third parties.

We are, or may become, party to agreements, including licensing agreements and our Warrant Exchange Agreement (as defined herein), that require us to remit royalty payments and other payments related to our owned or licensed intellectual property.

Under our in-license agreements, we may pay up-front fees and milestone payments and be subject to future royalties. We cannot precisely predict the amount, if any, of royalties we will owe in the future, and if our calculations of royalty payments are incorrect, we may owe additional royalties, which could negatively affect our results of operations. As our product sales increase, we may, from time to time, disagree with our third-party collaborators as to the appropriate royalties owed and the resolution of such disputes may be costly and may consume management’s time. Furthermore, we may enter into additional license agreements in the future, which may also include royalty, milestone and other payments.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names and trademarks, which we need for name recognition by potential partners or farmers or processors in our markets of interest. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

Risks Related to Our Organization and Operation

We will need to develop and expand our company, and we may encounter difficulties in managing this development and expansion, which could disrupt our operations.

As of December 31, 2018, we had 134 full-time employees and we expect to increase our number of employees and the scope and location of our operations. To manage our anticipated development and expansion, including the development and the commercialization of our products and licensing of our product candidates, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Members of our management team may need to divert a disproportionate amount of their attention away from their day-to-day activities and devote a substantial amount of time to managing these development activities. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of our product candidates. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our products and product candidates and compete effectively will depend, in part, on our ability to effectively manage the future development and expansion of our company.

We depend on key management personnel and attracting and retaining other qualified personnel, and our business could be harmed if we lose key management personnel or cannot attract and retain other qualified personnel.

Our success depends to a significant degree upon the technical skills and continued service of certain members of our management team, particularly Peter Beetham, Ph.D., our President and Chief Executive Officer, and Greg Gocal, Ph.D., our Chief Scientific Officer. The loss of the services of one or both of these key executive officers could have a material adverse effect on us. We do not maintain “key man” insurance policies on the lives of any of our employees.

Our success will also depend upon our ability to attract and retain additional qualified management, regulatory, technical, and sales and marketing executives and personnel. The failure to attract, integrate, motivate, and retain additional skilled and qualified personnel could have a material adverse effect on our business. We compete for such personnel against numerous companies, including larger, more established companies with significantly greater financial resources than we possess. In addition, failure to succeed in our product candidates’ development may make it more challenging to recruit and retain qualified personnel. There can be no assurance that we will be successful in attracting or retaining such personnel and the failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Our internal computer systems, or those of our third-party contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our operations.

Despite the implementation of security measures, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. While we do not believe that we have experienced any such system failure, accident, or security breach to date, if such an event were to occur and cause interruptions in our systems, it could result in a material disruption of our operations. For example, the loss of field trial data for our product candidates could result in delays in our commercialization efforts and significantly increase our costs to recover or reproduce the data. Additionally, there have been reported cases in the industry where product candidates have been stolen from the field during field trials. To the extent that any disruption or security breach results in a loss of or damage to our data or applications or other data or applications relating to our technology or product candidates, or inappropriate disclosure of confidential or proprietary information, we could incur liabilities, damage to our reputation, and the further development of our product candidates could be delayed.

Risks Related to Ownership of Our Class A Common Stock

Our management will have broad discretion over the use of the proceeds from this offering and may not apply the proceeds of this offering in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds we receive from this offering and you will be relying on its judgment regarding the application of these proceeds. We expect to use the net proceeds from this offering as described under the heading “Use of Proceeds.” However, management may not apply the net proceeds of this offering in ways that increase the value of your investment.

Our bylaws (our “Bylaws”) provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our Bylaws, to be effective upon closing of this offering, provide that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our Board of Directors, officers and employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our certificate of incorporation to be effective upon the closing of this offering (our “Certificate of Incorporation”) or our Bylaws, or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our Board of Directors and officers. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our Bylaws. These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provisions contained in our Bylaws to be inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

Being a U.S. public company requires significant resources and management attention and may affect our ability to attract and retain executive management and qualified Board members.

As a U.S. public company following this offering, we will incur legal, accounting and other expenses that we did not previously incur. We will be subject to the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), including the reporting requirements thereunder, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Nasdaq listing requirements and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an emerging growth company.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we will be required to furnish a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include this attestation report on internal control over financial reporting issued by our independent registered public accounting firm. When our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of complying with Section 404 will significantly increase and management’s attention may be diverted from other business concerns, which could adversely affect our business and results of operations. We may need to hire more employees in the future or engage outside consultants to comply with these requirements, which will further increase our costs and expenses. If we fail to implement the requirements of Section 404 in the required timeframe, we may be subject to sanctions or investigations by regulatory authorities, including the Securities and Exchange Commission (the “SEC”) and Nasdaq. Furthermore, if we are unable to conclude that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our Class A common stock could decline, and we could be subject to sanctions or investigations by regulatory authorities. Failure to implement or maintain effective internal control systems required of public companies could also restrict our future access to the capital markets. In addition, enhanced legal and regulatory regimes and heightened standards relating to corporate governance and disclosure for public companies result in increased legal and financial compliance costs and make some activities more time consuming.

An active trading market for our Class A common stock may not develop, and the market price for our Class A common stock may be volatile or may decline regardless of our operating performance.

Prior to the completion of this offering, there has been no public market for our Class A common stock. An active trading market for our Class A common stock may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your Class A common stock at an attractive price, or at all. The price for our Class A common stock in this offering will be determined by negotiations among us and representatives of the underwriters, and it may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your Class A common stock at or above the initial public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our Class A common stock, and it may impair our ability to attract and motivate our employees through equity incentive awards and our ability to acquire other companies, products or technologies by using our Class A common stock as consideration.

The price of our Class A common stock may fluctuate substantially.

You should consider an investment in our Class A common stock to be risky, and you should invest in our Class A common stock only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Some factors that may cause the market price of our Class A common stock to fluctuate, in addition to the other risks mentioned in this section of the prospectus, are:

•	actual or anticipated fluctuations in our financial condition and operating results;
•	our failure to develop and commercialize our product candidates;
•	fluctuations in the liability balance of our Royalty Obligation due to changes in our business model and anticipated revenues from product candidates in development;
•	actual or anticipated changes in our growth rate relative to our competitors;
•	competition from existing products or new products that may emerge;
•	announcements by us, our research and development partners or our competitors of significant acquisitions, strategic partnerships, joint ventures, strategic alliances or capital commitments;
•	the imposition of regulatory requirements on any of our products or product candidates;
•	the inability to establish additional strategic alliances;
•	unanticipated serious safety concerns related to the use of any of our products once commercialized;
•	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;
•	issuance of new or updated research or reports by securities analysts;
•	fluctuations in the valuation of companies perceived by investors to be comparable to us, or other developments with respect to such companies;

•	inconsistent trading volume levels of our Class A common stock;
•	additions or departures of key management or scientific personnel;
•	disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;
•	announcement or expectation of additional equity or debt financing efforts;
•	sales of Class A common stock by us, our insiders or our other stockholders; and
•	general economic and market conditions.

These and other market and industry factors may cause the market price and demand for our Class A common stock to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their Class A common stock and may otherwise negatively affect the liquidity of our Class A common stock. In addition, the stock market in general, and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies.

If you purchase Class A common stock in this offering, you will experience substantial and immediate dilution.

If you purchase Class A common stock in this offering, assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock, you will experience substantial and immediate dilution of $11.23 per share in the net tangible book value after giving effect to the offering at an assumed initial public offering price of $15.00 per share (the midpoint of the price range on the cover of this prospectus) because the price that you pay will be substantially greater than the net tangible book value per share that you acquire. For a further description of the dilution that you will experience immediately after this offering, see the section of this prospectus titled “Dilution.”

Sales of our Class A common stock into the market in the future, or the perception that these sales may occur, could cause the market price of our Class A common stock to drop significantly.

All of our officers and directors and substantially all holders of our outstanding shares will be subject to certain restrictions on the sale of their common stock for 180 days after the date of this prospectus; however, after such period, and subject to compliance with the Securities Act or exemptions therefrom, these employees may sell such shares into the public market. Please read “Shares Eligible for Future Sale.”

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of 2,333,334 shares of our Class A common stock issued or reserved for issuance under our 2019 Incentive Compensation Plan. Subject to the satisfaction of vesting conditions and the expiration of lock-up periods, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our Class A common stock or securities convertible into Class A common stock or the effect, if any, that future issuances and sales of Class A common stock will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common stock.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the price of our Class A common stock and trading volume could decline.

The trading market for our Class A common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If few or no securities or industry analysts cover us, the trading price for our Class A common stock would be negatively impacted. If one or more of the analysts who cover us downgrades our Class A common stock or publishes incorrect or unfavorable research about our business, the price of our Class A common stock would likely decline. If one or more of these analysts ceases coverage of our company, fails to publish reports on us regularly, or downgrades our Class A common stock, our visibility in the financial markets or demand for our Class A common stock could decrease, which could cause the price of our Class A common stock or trading volume to decline.

We do not currently intend to pay dividends on our common stock.

We do not intend to pay any dividends to holders of our common stock for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future, and the success of an investment in our Class A common stock will depend upon any future appreciation in its value. Consequently, investors may need to sell all or part of their holdings of our Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that our Class A common stock will appreciate in value or even maintain the price at which our stockholders have purchased our Class A common stock. Investors seeking cash dividends should not purchase our Class A common stock.

Provisions in our Certificate of Incorporation and our Bylaws, each to be effective upon closing of this offering may prevent or delay an acquisition of us, which could decrease the trading price of our Class A common stock.

Our Certificate of Incorporation and Bylaws will contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids and to encourage prospective acquirers to negotiate with our Board of Directors rather than to attempt a hostile takeover. These include the following provisions:

•	a Board of Directors that is divided into three classes with staggered terms;
•	rules regarding how our stockholders may present proposals or nominate directors for election at stockholder meetings;
•	66 2/3% stockholder approval requirement for a change of control, subject to expire after 10 years;
•	the right of our Board of Directors to issue preferred shares without stockholder approval;
•	restrictions on the right of stockholders to call special meetings and act by written consent;
•	a majority or 66 2/3% vote by stockholders or our Board of Directors, as applicable, to amend our Certificate of Incorporation and Bylaws; and
•	the exclusive jurisdiction of the Court of Chancery, absent our written consent to an alternative forum, for certain actions against us.

These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many stockholders. As a result, stockholders may be limited in their ability to obtain a premium for their shares. See “Description of Capital Stock” for a discussion of these provisions.

We are an emerging growth company, and a smaller reporting company and we cannot be certain if the reduced disclosure requirements applicable to us will make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and a “smaller reporting company,” as defined in Rule 405 under the Securities Act. As an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. Similarly, as a smaller reporting company, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “smaller reporting companies,” including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

We cannot predict if investors will find our Class A common stock less attractive if we rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our share price may be more volatile.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

We have made statements under the captions “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and in other sections of this prospectus that are “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act and Section 21E of the Exchange Act. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements.

There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, without limitation, factors relating to:

•	our limited operating history;
•	our reliance on contractual counterparties;
•	significant competition from competitors with substantially greater resources than us;
•	public perceptions of products of biotechnology and ethical, legal, environmental, health and social concerns;
•	uncertain and evolving regulatory requirements;
•	the state of, and variations in, regulatory environments outside the United States;
•	government policies and regulations affecting the agricultural sector and related industries;
•	commodity price and other market risks facing the agricultural sector;
•	the time and resources required for product development that relies upon a complex integrated technology platform;
•	our reliance on gene-editing technologies that may become obsolete in the future;
•	our need to raise additional funding and the availability of additional capital or capital on acceptable terms;
•	our reliance on third parties in connection with our field trials and research services;
•	the recognition of value in our products by farmers, and the ability of farmers and processors to work effectively with crops containing our traits;
•	our ability to produce high-quality plants and seeds cost effectively on a large scale;
•	our ability to accurately forecast demand for our products;
•	adverse natural conditions and the highly seasonal and weather sensitive nature of our business;
•	our exposure to product liability claims;
•	the adequacy of our patents and patent applications;
•	uncertainty relating to our patent positions that involve complex scientific, legal and factual analysis;
•	the limited lifespan of our patents and limitations in intellectual property protection in some countries outside the United States;
•	developments in patent law;
•	our ability to identify relevant third party patents and to interpret the relevance, scope and expiration of third party patents;

•	potential assertions of infringement, misappropriation or other violations of intellectual property rights, including licensing agreements;
•	loss of damage to our germplasm libraries;
•	our status as an emerging growth company; and
•	those factors discussed under the caption entitled “Risk Factors.”

While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on our consolidated financial condition, results of operations, credit rating or liquidity. Therefore, you should not rely on any of these forward-looking statements.

Any forward-looking statement made by us in this prospectus is based only on information currently available to us and speaks only as of the date hereof. We do not assume any obligation to publicly provide revisions or updates to any forward-looking statements after the date of this prospectus, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate is based on information from various sources, including independent industry publications. In presenting this information, we have also made assumptions based on such data and other similar sources, and on our knowledge of, and our experience to date in, the potential markets for our products. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

OUR REORGANIZATION AND CORPORATE CONVERSION

We are currently a British Virgin Islands business company operating under the name of Cibus Global, Ltd. Currently, the Original Cibus Global Equity Owners include eight separate U.S. limited liability companies (each, a “Blocker” and collectively, the “Blockers”). Each Blocker is a special purpose entity owned by an entity advised or sub-advised by Fidelity Management & Research Company or New Ventures Funds (each, a “Blocker Owner” and collectively, the “Blocker Owners”) that was newly formed in connection with the Blocker Owners’ investment in Cibus Global’s Series C Preferred Shares. Each Blocker has elected to be treated as a corporation for U.S. federal income tax purposes. The sole assets of each of the Blockers are shares of Cibus Global owned by the respective Blocker Owner.

The Reorganization Transactions

In connection with and prior to the closing of this offering, we will consummate the following reorganizational transactions:

•	We will amend the organizational documents of Cibus Global to provide, among other things, for the conversion of all issued and outstanding common shares and preferred shares in Cibus Global (“Equity Interests”) into a single class of common stock of Cibus Global—the Cibus Global Common Stock.
•	Prior to the Corporate Conversion, all of the issued and outstanding Equity Interests will be converted on a one-for-one basis into Cibus Global Common Stock, provided that restricted Equity Interests that are subject to contractual threshold values and vesting dates (“Restricted Equity Interests”) will be converted into restricted Cibus Global Common Stock, subject to the same contractual threshold values and vesting dates (“Restricted Cibus Global Common Stock”). All of the issued and outstanding warrants (“Warrants”) that were exercisable for preferred shares will remain outstanding, but will become exercisable in accordance with their terms for Cibus Global Common Stock.
•	Following completion of the conversion of the Equity Interests into Cibus Global Common Stock, Cibus Global will undertake a 1-for-9.1908 reverse stock split (consolidation). After the reverse stock split and prior to the Corporate Conversion, a total of 17,157,971 shares of Cibus Global Common Stock will be outstanding in Cibus Global.
•	Following the consummation of the reverse stock split, we will undertake the Corporate Conversion, as described below.

The Corporate Conversion

In connection with and prior to the closing of this offering, we will domesticate into a Delaware corporation by means of a statutory domestication under Section 388 of the DGCL and Section 184 of the BCA and change our name to Cibus Corp. Pursuant to the Corporate Conversion, all outstanding shares of Cibus Global Common Stock will be converted into shares of Class A common stock of Cibus Corp., as follows:

•	Shares of unrestricted Cibus Global Common Stock will be converted into shares of Class A common stock on a one-for-one basis.
•	For holders of shares of Restricted Cibus Global Common Stock, we will determine the aggregate fair market value of such Restricted Cibus Global Common Stock (the “Restricted Shares FMV”), taking into account the threshold values of such shares and the public offering price per share in this offering, using the Black-Scholes Merton option pricing model. Such shares of Restricted Cibus Global Common Stock will be converted into a number of shares of Class A common stock equal to (i) the Restricted Shares FMV divided by (ii) the public offering price per share in this offering. Following such conversion, the resulting shares of Class A common stock shall remain subject to the same vesting conditions applicable to the shares of Restricted Cibus Global Common Stock, but will no longer be subject to any threshold value.

For holders of outstanding Warrants (other than the Riggs Warrants (as defined below)), we will determine the aggregate fair market value of such Warrants (the “Warrants FMV”), taking into account the exercise price of such Warrants and the public offering price per share in this offering, using the Black-Scholes Merton option pricing model. We will offer to acquire all of such outstanding Warrants for a number of shares of Class A common stock equal to (i) the Warrants FMV divided by (ii) the public offering price per share in this offering.

For holders of Warrants (other than the Riggs Warrants) that elect to retain their Warrants, such Warrants will remain exercisable, in accordance with their terms, for shares of Class A common stock.

Concurrent with our Corporate Conversion, a member of our Board of Directors, Rory Riggs, will transfer all of his outstanding Warrants (the “Riggs Warrants”), exercisable to purchase 10,480,992 shares of Cibus Global Common Stock (before giving effect to the reverse stock split) at a weighted average exercise price of $2.02 per share, to Cibus Corp. Pursuant to the terms of the Riggs Warrants, in exchange for such Riggs Warrants, Cibus Corp. will deliver to Mr. Riggs 1,140,379 shares of Class B common stock (after giving effect to the reverse stock split) (the “Riggs Warrant Exchange”). The shares of Class B common stock held by Mr. Riggs will be convertible into shares of Class A common stock, subject to a weighted average exercise price of $18.53 per share.

Assuming an initial public offering price of $15.00 per share (the midpoint of the range set forth on the cover page of this prospectus) and assuming that all Warrants (other than the Riggs Warrants and the JPL Warrants), elect to exchange their Warrants for Class A common stock, following the Reorganization Transactions and Corporate Conversion, Original Cibus Global Equity Owners will hold an aggregate of 16,666,676 shares of Class A common stock of Cibus Corp. Upon completion of the Riggs Warrant Exchange, Mr. Riggs will be the sole holder of shares of Class B common stock of Cibus Corp. and will hold an aggregate of 1,140,379 Class B shares (which will be convertible into shares of Class A common stock, subject to a weighted average exercise price of $18.53 per share). In addition, following completion of this offering, Mr. Riggs will hold 1,359,734 shares of Class A common stock, which are included in the aggregate number of Class A shares presented above.

For an analysis of how the foregoing information would change if the initial public offering price is not equal to the midpoint of the estimated range, see “Pricing Sensitivity Analysis.”

In order to consummate the Corporate Conversion, a certificate of domestication will be filed with the Secretary of State of the State of Delaware and a notice of continuation filed with the Registrar of Corporate Affairs in the British Virgin Islands. Following the Corporate Conversion, we will continue to hold all property, assets, debts and obligations of Cibus Global. We will be governed by our Certificate of Incorporation, which will be filed with the Secretary of State of the State of Delaware, and our Bylaws, the material provisions of which are described in the section of this prospectus entitled “Description of Capital Stock.” On the effective date of the Corporate Conversion, the members of the board of directors of Cibus Global will become the board of directors of Cibus Corp. and the officers of Cibus Global will become the officers of Cibus Corp. As a result of the Corporate Conversion, we will become a U.S. federal and U.S. state taxpayer, as opposed to being a pass-through entity for tax purposes.

Through the Corporate Conversion, the Blockers will hold shares of Class A common stock of Cibus Corp. Immediately following the consummation of the Corporate Conversion, we will cause the Blockers to be merged with and into Cibus Corp. with Cibus Corp. continuing as the surviving entity or to become wholly-owned subsidiaries of Cibus Corp. In connection with these reorganization transactions, the former equity owners of each Blocker will be issued a number of shares of Class A common stock equal to the number of shares of Class A common stock held by each such Blocker, respectively.

The purpose of the Reorganization Transactions and Corporate Conversion is to reorganize our legal structure so that the top tier entity in our corporate structure (i.e., Cibus Corp.) is a Delaware corporation (as opposed to a British Virgin Islands business company) and so that the Original Cibus Equity Owners will own common stock of Cibus Corp. rather than shares in a British Virgin Islands business company.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $89.8 million, or approximately $103.8 million if the underwriters exercise in full their option to purchase additional Class A common stock, assuming an initial public offering price of $15.00 per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses. For an analysis of how the foregoing information would change if the initial public offering price is not equal to the midpoint of the estimated range, see “Pricing Sensitivity Analysis.”

Each $1.00 increase (decrease) in the public offering price per share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions and estimated offering expenses, by approximately $6.2 million (assuming no exercise of the underwriters’ option to purchase additional common stock). An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions and estimated offering expenses, by approximately $14.0 million, assuming the assumed initial public offering price stays the same.

We intend to use the net proceeds that we receive from this offering (including any net proceeds from the underwriters’ exercise of their option to purchase additional common stock) as follows:

•	approximately $55.5 million to fund research and for development costs to advance trait development, to continue developing and improving our crop platforms in canola, flax, potato, cassava, peanut, wheat, corn and soybean, to progress our breeding program and germplasm collection and to add additional product candidates to our portfolio;
•	approximately $12.2 million to further our automation capabilities, bioinformatics, lab information systems and other IT systems to support our research and development endeavors;
•	approximately $17.3 million to build out commercial capabilities, which includes sales and marketing personnel costs as well as promotion and advertising for our products, to help drive demand creation;
•	approximately $4.8 million to be used as working capital related to seed production; and
•	the remainder for general corporate purposes.

We may also use a portion of the net proceeds to acquire or invest in complementary products, technologies or businesses, although we currently have no agreements or binding commitments to complete any such transaction.

Due to the uncertainties inherent in the product development process, it is difficult to estimate with certainty the exact amounts of the net proceeds from this offering that may be used for the above purposes. The amount and timing of our actual expenditures will depend upon numerous factors, including the results of our research and development efforts, the timing and success of our ongoing field trials or field trials we may commence in the future and the timing of regulatory submissions. As a result, management will have broad discretion over the use of the net proceeds from this offering, and investors will be relying on management’s judgment regarding the application of the net proceeds. In addition, we might decide to postpone or not to pursue certain activities or field trials if the net proceeds from this offering and our other sources of cash are less than expected.

Pending the use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We do not anticipate declaring or paying any cash dividends to holders of our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth of our business. If we decide to pay cash dividends in the future, the declaration and payment of such dividends will be at the sole discretion of our Board of Directors and may be discontinued at any time. In determining the amount of any future dividends, our Board of Directors will take into account any legal or contractual limitations, our actual and anticipated future earnings, cash flow, debt service and capital requirements and other factors that our Board of Directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2018:

•	on an actual basis;
•	on a pro forma basis to give effect to the Reorganization Transactions, the Corporate Conversion and the Riggs Warrant Exchange, each as described under “Our Reorganization and Corporate Conversion,” assuming an initial public offering price of $15.00 per share (the midpoint of the range set forth on the cover page of this prospectus) and assuming that all holders of Warrants (other than the Riggs Warrants and the JPL Warrants) elect to convert such Warrants into shares of our Class A common stock; and
•	on a pro forma as adjusted basis to give effect to (i) the sale and issuance by us of 6,666,667 shares of Class A common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the assumption that the net proceeds from this offering are held as cash and cash equivalents.

You should read this table in conjunction with our consolidated financial statements and the notes thereto, included in this prospectus as well as “Our Reorganization and Corporate Conversion,” “Use of Proceeds,” “Selected Historical and Pro Forma Consolidated Financial Data,” “Pricing Sensitivity Analysis” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of September 30, 2018
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(In thousands, except share data)
Cash and cash equivalents	$25,502	$25,502	$115,302
Stockholders’ (deficit) equity:
Series A convertible preferred shares, no par value; 9,079,394 shares authorized; 6,496,323 shares issued and outstanding; $101,294 liquidation preference; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	$55,854	$—	$—
Series B convertible preferred shares, no par value; 3,405,083 shares authorized; 3,354,201 shares issued and outstanding; $57,031 liquidation preference; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	54,729	—	—
Series C convertible preferred shares, no par value; 4,717,507 shares authorized; 3,611,818 shares issued and outstanding; $69,711 liquidation preference; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	67,013	—	—
Voting common shares, no par value; 21,238,630 shares authorized; none issued and outstanding; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Nonvoting common shares, no par value; 4,036,645 shares authorized; 3,695,629 shares issued and outstanding; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	890	—	—
Class A common stock, $0.00001 par value; no shares authorized, issued and outstanding, actual; 250,000,000 shares authorized, 16,666,676 shares issued and outstanding, pro forma; 250,000,000 shares authorized, 23,333,343 shares issued and outstanding, pro forma as adjusted	—	—	—
Class B common stock, $0.00001 par value; no shares authorized, issued and outstanding, actual; 2,500,000 shares authorized, 1,140,379 shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Additional paid-in capital	43,995	222,481	312,281
Accumulated other comprehensive loss	(42)	(42)	(42)
Accumulated deficit	(224,257)	(224,257)	(224,257)
Total stockholders’ (deficit) equity	$(1,818)	$(1,818)	$87,982
Total capitalization	$(1,818)	$(1,818)	$87,982
(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share would increase (decrease) each of, pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $6.2 million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. We may also increase or decrease the number of shares of Class A common stock we are offering. Each increase (decrease) of 1,000,000 in the number of shares of Class A common stock offered by us would increase (decrease) each of, pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $14.0 million, assuming an initial public offering price of $15.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of the Class A common stock in this offering exceeds the pro forma net tangible book value per share of our Class A common stock after the offering. Cibus Global’s net tangible book value as of September 30, 2018 was $(1.8 million). Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of our Class A common stock deemed to be outstanding on that date.

If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our Class A common stock after this offering.

Pro forma net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of our Class A common stock, after giving effect to the Reorganization Transactions, the Corporate Conversion, the Riggs Warrant Exchange and this offering. Our pro forma net tangible book value as of September 30, 2018 would have been approximately $87.9 million, or $3.77 per share of our Class A common stock. This amount represents an immediate increase in pro forma net tangible book value of $3.89 per share to our existing Class A holders and an immediate dilution in pro forma net tangible book value of approximately $11.23 per share to new investors purchasing Class A common stock in this offering. We determine dilution by subtracting the pro forma net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of our Class A common stock. The following table illustrates this dilution:

Assumed initial public offering price per share		$15.00
Pro forma net tangible book value per share at September 30, 2018 before this offering(1)	$(0.11)
Increase in pro forma net tangible book value per share attributable to new investors	3.88
Pro forma net tangible book value per share after this offering		3.77
Dilution in pro forma net tangible book value per share to new investors in this offering		$11.23
(1)	Gives pro forma effect to the Reorganization Transactions, the Corporate Conversion and the Riggs Warrant Exchange.

Each $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the pro forma net tangible book value per share after this offering by approximately $0.27 per share, and increase (decrease) the dilution per share to new investors participating in this offering by approximately $0.73 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option in full to purchase 1,000,000 additional shares of Class A common stock in this offering, the pro forma net tangible book value per share after the offering would be $4.19 per share, the increase in pro forma net tangible book value per share to our existing stockholders would be $4.30 per share and the dilution per share to new investors participating in this offering would be $10.81 per share, in each case assuming an initial public offering price of $15.00, which is the midpoint of the price range listed on the cover page of this prospectus.

The following table summarizes as of September 30, 2018, after giving effect to this offering, the Reorganization Transactions, the Corporate Conversion and the Riggs Warrant Exchange, the differences between the number of shares of our Class A common stock purchased from us, the total cash consideration paid and the average price per share paid by our Original Cibus Global Equity Owners and by our new investors purchasing shares in this offering at the assumed initial public offering price of the Class A common stock of $15.00 per share, which is the midpoint of the price range on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Original Cibus Global Equity Owners	16,666,676	71%	$206,344,008	67%	$12.38
New investors	6,666,667	29	100,000,000	33	15.00
Total	23,333,343	100%	$306,344,008	100%	$13.13

Each $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share would increase (decrease) the total consideration paid by new investors by approximately $6.2 million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Except as otherwise indicated, the discussion and the tables above assume no exercise of the underwriters’ option to purchase additional shares of Class A common stock. The number of our shares of Class A common stock issued and outstanding after this offering as shown in the tables above is based on the number of shares issued and outstanding as of September 30, 2018, after giving effect to the Reorganization Transactions, the Corporate Conversion and the Riggs Warrant Exchange, and excludes 2,333,334 shares of Class A common stock reserved for issuance under the 2019 Incentive Compensation Plan and 233,333 shares of Class A common stock reserved for issuance under the 2019 ESPP.

For a further analysis of how dilution may change if the initial offering price is not equal to the midpoint of the estimated range, see “Pricing Sensitivity Analysis.”

PRICING SENSITIVITY ANALYSIS

Throughout this prospectus we provide information assuming that the initial public offering price per share of Class A common stock in this offering is $15.00, which is the midpoint of the range set forth on the cover page of this prospectus. However, some of this information will be affected if the initial public offering price per share of Class A common stock in this offering is different from the midpoint of the estimated price range. As further described in “Our Reorganization and Corporate Conversion,” the number of shares of (i) Class A common stock to be issued upon conversion of Restricted Cibus Global Common Stock and (ii) Class A common stock to be issued in exchange for outstanding Warrants, assuming that all such Warrants (other than the Riggs Warrants and the JPL Warrants) are exchanged for Class A common stock, will vary depending upon the initial public offering price. Accordingly, the number of shares of Class A common stock of Cibus Corp. to be issued in the Corporate Conversion therefore will also vary and will impact the total number of our shares of Class A common stock outstanding upon completion of this offering and certain other information presented in this prospectus. The following table presents how some of the information set forth in this prospectus would be affected by an initial public offering price per share of Class A common stock at the low-, mid- and high-points of the price range indicated on the cover page of this prospectus, assuming that the underwriters’ option to purchase additional shares of Class A common stock is not exercised and that the number of shares of Class A common stock offered remains the same as that set forth on the cover page of this prospectus.

	Initial Public Offering Price per Share of Common Stock
	$14.00	$15.00	$16.00
	(unaudited)
	(Dollars in millions, except share and per share data)
Outstanding Shares of Class A Common Stock Following the Offering
Shares of Class A common stock held by the Public	6,666,667	6,666,667	6,666,667
Shares of Class A common stock held by the Original Cibus Global Equity Owners (excluding shares issuable in exchange for Warrants in the Corporate Conversion)	16,027,778	16,075,679	16,119,402
Shares of Class A common stock held by Warrant holders exchanging in the Corporate Conversion	573,663	590,997	607,340
Shares of Class A common stock held by Management and Directors	5,679,466	5,702,463	5,845,413
Total shares of Class A common stock outstanding after the offering	23,268,108	23,333,343	23,393,409
Total shares of Class B common stock outstanding after the offering	1,140,379	1,140,379	1,140,379
Ownership Percentages Following the Offering(1)
Percentage held by the Public	27.3%	27.2%	27.2%
Percentage held by the Original Cibus Global Equity Owners (excluding shares issuable in exchange for Warrants in the Coporate Conversion)	70.3%	70.3%	70.4%
Percentage held by Warrant holders exchanging in the Coporate Conversion	2.4%	2.4%	2.5%
Percentage held by Management and Directors	27.9%	28.0%	28.5%
Use of Proceeds
Proceeds from offering, net of underwriting discounts, to us	$86.8	$93.0	$99.2
Estimated offering expenses to be borne by us	$3.2	$3.2	$3.2
Remaining proceeds to us	$83.6	$89.8	$96.0
Cash and Cash Equivalents and Capitalization(2)
Cash and cash equivalents	$109.1	$115.3	$121.5
Additional paid-in-capital	$306.1	$312.3	$318.5
Total stockholders’ deficit equity	$81.8	$88.0	$94.2
Total capitalization	$81.8	$88.0	$94.2
Dilution
Pro forma net tangible book value per share after the offering	$3.51	$3.77	$4.03
Dilution in pro forma net tangible book value per share to investors in this offering	$10.49	$11.23	$11.97

(1)	Calculated based on ownership of shares of both Class A and Class B common stock as a percentage of all outstanding shares of Class A and Class B common stock.
(2)	Assumes that the net proceeds of this offering are held as cash and cash equivalents.

SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

The following table presents the selected historical and pro forma consolidated financial data for Cibus Global and its subsidiaries. The summary historical consolidated financial data for Cibus Global and its subsidiaries is presented prior to giving effect to the completion of the Reorganization Transactions, the Corporate Conversion and the Riggs Warrant Exchange. The selected consolidated statements of operations data for each of the years ended December 31, 2017 and 2016 and the selected consolidated balance sheet data as of December 31, 2017 and 2016 are derived from Cibus Global’s audited consolidated financial statements, included elsewhere in this prospectus. The selected consolidated statements of operations data for each of the nine months ended September 30, 2018 and 2017 and the selected consolidated balance sheet data as of September 30, 2018 are derived from Cibus Global’s unaudited consolidated financial statements, included elsewhere in this prospectus. The results for the nine months ended September 30, 2018 are not necessarily indicative of the results that may be expected for the full year.

The selected financial information below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Reorganization and Corporate Conversion,” and “Pricing Sensitivity Analysis” and in conjunction with the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus.

The historical results are not necessarily indicative of future results and interim results are not necessarily reflective of the results to be expected for the full year. The summary financial information below does not contain all the information included in the financial statements.

Unaudited pro forma net loss per share attributable to common stockholders for the year ended December 31, 2017 and for the nine months ended September 30, 2018, assumes the Reorganization Transactions were completed on January 1, 2017. The summary unaudited pro forma as adjusted consolidated balance sheet as of September 30, 2018 assumes the Reorganization Transactions, the Corporate Conversion and this offering were completed on September 30, 2018. The unaudited pro forma financial information includes various estimates which are subject to material changes and may not be indicative of what our operations or financial position would have been, had this offering and related transactions taken place on the date indicated, or that may be expected to occur in the future.

	Nine Months Ended September 30,		Year Ended December 31,
Consolidated Statements of Operations Data:	2018	2017	2017	2016
	(In thousands)
Revenue:
Product sales, net	$2,372	$1,839	$1,839	$597
Collaboration and research	253	705	848	1,196
Collaboration and research - related party	—	—	—	440
Total revenue	2,625	2,544	2,687	2,233
Operating expenses:
Cost of product sales	1,853	1,060	1,060	1,007
Selling, general and administrative	12,457	9,824	13,752	13,052
Research and development	13,475	13,092	17,111	19,854
Total operating expenses	27,785	23,976	31,923	33,913
Loss from operations	(25,160)	(21,432)	(29,236)	(31,680)

Other (income) expense, net:
Interest income	(81)	—	—	(6)
Interest expense	56	177	78	57
Interest expense - related parties	—	6,045	6,179	61
Interest expense, royalty obligation - related parties	4,867	3,796	5,259	4,225
Other expense, net	123	49	144	22
Total other (income) expense, net	4,965	10,067	11,660	4,359

	Nine Months Ended September 30,		Year Ended December 31,
Consolidated Statements of Operations Data:	2018	2017	2017	2016
	(In thousands)
Loss on equity method investment	—	—	—	(100)
Net loss	$(30,125)	$(31,499)	$(40,896)	$(36,139)
Less: Deemed distribution to preferred stockholders	—	(5,314)	(5,314)	—
Net loss attributable to common stockholders	$(30,125)	$(36,813)	$(46,210)	$(36,139)
Net loss per share attributable to common stockholders, basic and diluted(1)	$(18.73)	$(25.77)	$(31.25)	$(32.58)
Pro forma information (unaudited):(2)
Pro forma net loss per share attributable to common stockholders, basic and diluted	$(2.09)		$(3.52)
	As of September 30, 2018	As of December 31,		Pro Forma As Adjusted(3)
Consolidated Balance Sheet Data:		2017	2016	As of September 30, 2018
	(In thousands)
Cash and cash equivalents	$25,502	$6,549	$7,173	$115,302
Total assets	34,156	13,128	13,190	123,956
Total liabilities	35,974	30,598	22,115	35,974
Accumulated deficit	(224,257)	(194,132)	(153,236)	(224,257)
Total stockholders' deficit	(1,818)	(17,470)	(8,925)	87,982
(1)	See Note 2 to Cibus Global’s audited consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the historical net loss per share attributable to common stockholders, basic and diluted, and the number of shares used in the computation of the per share amounts.
(2)	Unaudited pro forma net loss per share attributable to common stockholders, basic and diluted, for the nine months ended September 30, 2018 and the year ended December 31, 2017 is computed using weighted-average shares of 14,441,075 and 11,605,504, respectively. Unaudited pro forma net loss per share attributable to common stockholders, basic and diluted, does not give effect to the Corporate Conversion or the Riggs Warrant Exchange. Since Cibus Global had a net loss in each of the periods presented, basic and diluted net loss per common share are the same. Because unaudited pro forma net loss per share attributable to common stockholders for the year ended December 31, 2017 assumes that the Reorganization Transactions were completed on January 1, 2017, pro forma net loss for this period excludes $5.3 million of deemed distribution to preferred stockholders during the year ended December 31, 2017.
(3)	Pro forma as adjusted information gives effect to (i) the issuance and sale by us of shares of Class A common stock in this offering, assuming an initial public offering price of $15.00 per share, which is the midpoint of the price range on the cover page of this prospectus, and (ii) the assumption that the net proceeds from this offering are held as cash and cash equivalents. The Reorganization Transactions, the Corporate Conversion and the Riggs Warrant Exchange have no impact on the line items presented.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with “Selected Historical and Pro Forma Consolidated Financial Data” and the historical consolidated financial statements and related notes of Cibus Global which are included elsewhere in this prospectus. Our actual results could differ materially from those anticipated in the forward-looking statements included in this discussion as a result of certain factors, including, but not limited to, those discussed in “Risk Factors” included elsewhere in this prospectus. The historical financial data discussed below reflect the historical results of operations and financial condition of Cibus Global and its subsidiaries and do not give effect to the Reorganization Transactions, the Corporate Conversion and the Riggs Warrant Exchange described elsewhere in this prospectus.

Overview

We are a biotechnology company using advanced technologies to develop desirable plant traits for the global seed industry. Founded in 2001, we have developed and are commercializing a proprietary and highly differentiated gene-editing technology, which we refer to as the Rapid Trait Development System. RTDS enables us to efficiently introduce customizable, specific and predictable value-enhancing traits into plants and microorganisms. This ability to precisely edit plant genes without the integration of foreign genetic material, or recombinant DNA, establishes our technology as truly non-transgenic, both in process and product, and distinguishes us from competitors. Our gene-editing approach accelerates the processes that underlie natural breeding and provides a versatile and low-cost means to increase crop yields for farmers, to develop healthier food for consumers, and to reduce waste for a sustainable agricultural ecosystem. We have taken care to responsibly improve characteristics in plants as our trait products are indistinguishable from those that could occur in nature. We believe RTDS can transform the global seed industry by applying advanced trait development to a broader range of crops and geographies than has previously been targeted, enabling us to meet demands across the agricultural value chain—from farmers seeking weed control and disease tolerance options for greater crop yields, to processors looking to improve ease of handling and to minimize waste, to retail consumers increasingly demanding foods that are healthier, more nutritious and safer (e.g., non-allergenic).

Our commercial strategy has two pillars. First, in North America, we have launched our proprietary branded canola seed product in the $1.4 billion North American canola seed market. The launch of our first commercial product, SU Canola (canola tolerant to specific sulfonylurea herbicides), has enabled us to establish our brand, build market confidence in Cibus technology and demonstrate the power and commercial viability of our non-transgenic gene-editing process. Since we first launched SU Canola in the United States in the 2016 growing season, it has attained an approximately 4% share (measured by acres planted) in the U.S. canola market. Following our limited pre-launch in the Canadian provinces of Manitoba and Saskatchewan this year, we intend to fully launch SU Canola more broadly in those provinces in the 2019 growing season. Building on our success with SU Canola, our canola product candidates for the North American market include additional herbicide tolerances, yield protection and disease tolerance traits. In the North American canola market, our goal is to produce and sell seeds that enable farmers to grow the highest yielding, most profitable canola crops. We expect to launch up to three next-generation canola hybrids in 2019 and each of our yield protection trait (pod shatter reduction) and our disease tolerance trait between 2020 and 2023.

The second pillar of our commercial strategy, outside of the North American canola seed market, is to develop and license our RTDS-developed crop traits to leading seed companies. We have developed desirable traits in crops that are positioned to be grown and sold in key target agricultural markets, such as the United States, Canada, Argentina, China and potentially other markets over time. Licensing traits gives us the greatest opportunity to penetrate these markets efficiently, while leveraging our licensing partners’ breeding and commercialization expertise. Having proven the capabilities of RTDS in canola, we expect to launch and license our first herbicide tolerant rice product between 2020 and 2023. Further, as part of our initial focus we have established additional customizable “crop platforms” for trait development in flax, potato and cassava, and we are developing crop platforms for trait development in peanut, wheat and corn. We also intend to develop a crop platform in soybean with the potential to expand to all other major crops. Including our yield protection and disease tolerance canola traits and our herbicide tolerance rice traits, described above, we expect to launch six traits in three crops within the next five years, each of which we believe addresses a significant market opportunity.

Once the efficacy of a trait has been established in the field, we anticipate that the execution of the second pillar of our commercial strategy with respect to that trait will be to enter into a licensing agreement with one or more seed companies. Each agreement would provide that the seed company pay royalties, typically based on the volume of seed sales, in exchange for the use of our RTDS-developed traits in its germplasm. Once a license agreement is in place, we would deploy our trait into the licensee’s germplasm, first in the lab and subsequently in the greenhouse. Through greenhouse cultivation, we would deliver to the licensee their parental seed modified through our RTDS to possess the desired trait. The licensee would then be responsible for registering and commercializing the seed product possessing the trait.

We are currently producing and selling our own branded canola seed in North America, and intend to continue to use this model with all of our RTDS-developed canola traits. Further, in North America and other geographies, we intend to license our RTDS-developed crop traits to leading seed companies in exchange for royalty payments. Such royalty income will carry gross margins in excess of 98% and, therefore, as our licensing product candidate pipeline produces new traits, we expect our consolidated gross margins to expand over time.

We are an early-stage company and have incurred net losses since our inception. As of September 30, 2018, we had an accumulated deficit of $224.3 million. Our net losses for the nine months ended September 30, 2018 and for the years ended December 31, 2017 and 2016 were $30.1 million, $40.9 million and $36.1 million, respectively. Substantially all of our net losses resulted from costs incurred in connection with our research and development programs and from selling, general and administrative expenses associated with our operations. As we continue to develop our pipeline of product candidates and as a result of our limited commercial activities, we expect to continue to incur significant expenses and operating losses for the foreseeable future, and those expenses and losses may fluctuate significantly from quarter-to-quarter and year-to-year. See “Risk Factors—Risks Related to Our Business and Operations—We have incurred significant losses and anticipate that we will continue to incur significant losses for the foreseeable future.”

The audited consolidated financial statements of Cibus Global and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive loss, changes in stockholders’ deficit and cash flows for the years then ended, included elsewhere in this prospectus, were prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”), as issued by the Financial Accounting Standards Board (“FASB”). The unaudited consolidated financial statements have been prepared on the same basis as Cibus Global’s audited annual consolidated financial statements and, in the opinion of management, include all adjustments, which consist only of normal recurring adjustments necessary for the fair statement of the results of operations for these periods in accordance with U.S. GAAP. This data should be read in conjunction with Cibus Global’s audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus. These period to date results of operations are not necessarily indicative of our results of operations for a full year or any future period.

The Corporate Conversion

We are currently a British Virgin Islands business company operating under the name of Cibus Global, Ltd. In connection with and prior to the closing of this offering, we will domesticate into a Delaware corporation by means of a statutory domestication under Section 388 of the DGCL and Section 184 of the BCA and change our name to Cibus Corp. In connection with the Corporate Conversion, shares of Cibus Global Common Stock will be converted into shares of Class A common stock of Cibus Corp. In connection with the Corporate Conversion, holders of Warrants (other than the Riggs Warrants) may convert such Warrants into shares of Class A common stock. Any Warrants (other than the Riggs Warrants) that remain outstanding will become exercisable for shares of Class A common stock of Cibus Corp. in accordance with their terms. Pursuant to the Riggs Warrant Exchange, which will occur concurrent with our Corporate Conversion, a member of our Board of Directors, Rory Riggs, will receive shares of Class B common stock in exchange for the Riggs Warrants to be transferred to us by Mr. Riggs. For further details see “Our Reorganization and Corporate Conversion.”

Financial Operations Overview

Revenue

We recognized $2.7 million and $2.2 million of total revenue, net for the years ended December 31, 2017 and 2016, respectively, and $2.6 million and $2.5 million for the nine months ended September 30, 2018 and 2017, respectively, pursuant to certain collaboration and research agreements and commercial sales of our SU Canola product, which commenced in the United States in 2016. The following table presents our revenue for the periods indicated:

	Nine Months Ended September 30,		Year Ended December 31,
	2018	2017	2017	2016
	(In thousands)
Product sales, net	$2,372	$1,839	$1,839	$597
Collaboration and research	253	705	848	1,196
Collaboration and research - related party	—	—	—	440
	$2,625	$2,544	$2,687	$2,233

In the above table, product sales, net represent sales of our first branded canola seed product in North America, SU Canola, where gross product sales are netted against expected end-user rebates. Collaboration and research revenues are primarily related to revenues earned under a grant agreement to develop cassava plant varieties for Nigerian farmers that are compatible with a modern and appropriate weed management system; collaboration and research – related party revenues represent revenues earned under a licensing and marketing agreement, pursuant to which we are developing certain crop varieties that include traits produced using our proprietary RTDS technologies. In the future, we may generate revenue from the sale or licensing of our commercialized products, collaboration agreements, strategic alliances or a combination of these, with an increasing percentage of our revenue expected to come from commercial product sales and commercial royalty income from the licensing of our traits to leading seed companies.

Our ability to generate substantial revenue from the sale and licensing of our commercialized products depends upon our ability to successfully develop and commercialize our product candidates and to effectively gain market share. We currently have only one commercially available product, SU Canola, which has been available in the United States since 2016. Following our limited pre-launch in the Canadian provinces of Manitoba and Saskatchewan this year, we intend to fully launch SU Canola more broadly in those provinces in the 2019 growing season. Consequently, to date we have generated only limited revenue, substantially all of which is attributable to U.S. sales of SU Canola. If we fail to successfully complete the development of our product candidates in a timely manner or fail to obtain their regulatory approval, if necessary, our ability to generate future revenue would be compromised.

Our research and development agreements provide for non-refundable payments that we receive for ongoing research and development activities, reimbursements of research and development costs, and milestone payments upon the achievement of certain scientific, regulatory or commercial milestones. Our research and development agreements also provide for trait fees and royalty payments in connection with the sale of commercialized products containing the traits that are subject to those agreements. We expect that our reliance on revenue from research and development agreements will decrease as we strategically reduce the number of research and development arrangements that we maintain with third party partners and instead focus on in-house product development.

Cost of Product Sales

Cost of product sales includes the costs to produce parent seed, which are generally incurred under a parent line production agreement with third party producers; the costs involved in converting parent seed into hybrid seed available for sale; and other costs incurred under toll processing arrangements with third parties to prepare the hybrid seed for sale, including applying seed treatment, seed packaging and storage.

We utilize third-party seed producers to convert parent seed into saleable hybrid seed; such third parties are located in the United States, Canada and Chile. The final cost per bag of seed is determined when the hybrid seed is harvested, and the yield can be determined pursuant to the terms of our seed production agreements. The value of our work-in-progress inventory is based on management’s best estimates as of December 31, 2017 and September 30, 2018. The final cost and quantities of the seed produced may vary from the estimated cost and quantities due largely to environmental factors such as weather and disease. These yield variances could have a significant impact on the actual cost per bag of seed we recognize as cost of product sales.

The carrying value of inventory is adjusted to its estimated net realizable value by management based on evaluation of the quantity and quality of seed stock on hand together with the projected production yields and estimated customer demand. The impairments are recorded as cost of product sales. Our inventory impairment charges were approximately $0.1 million and $0.3 million for the years ended December 31, 2017 and 2016, respectively and $0.7 million and $0.1 million for the nine months ended September 30, 2018 and 2017, respectively. Fluctuations in harvest yields in combination with canola trait launches could result in significant levels of obsolete inventory in the future. Additionally, our branded canola seed products are fungible, and their quality will degrade over time as such over-production and higher than expected harvest yields may result in increases in our impairment charges.

We pay freight costs incurred in shipping hybrid seed to our customers. Such freight costs incurred are included in cost of product sales. Additionally, non-cash sales incentives, such as promotional trips to our headquarters in San Diego, provided to certain end-users are recorded as cost of product sales.

We expect that future licensing revenues for traits outside of the North American canola market will have little to no cost of product sales, and as a result we expect to generate gross margins in excess of 98% specific to those trait licensing arrangements.

Research and Development Expenses

Research and development expenses consist of expenses incurred while performing research and development activities to discover and develop potential product candidates and to establish crop platforms. We incurred $17.1 million and $19.9 million of research and development expenses for the years ended December 31, 2017 and 2016, respectively and $13.5 million and $13.1 million for the nine months ended September 30, 2018 and 2017, respectively. The decline year-over-year in our research and development expenses primarily represents the internal reallocation of resources to activities associated with launching our first commercial product, SU Canola, as well as the timing of spend on certain research and development projects.

Our research and development expenses consist primarily of:

•	personnel costs, including salaries and related benefits, for our employees engaged in scientific research and development functions;
•	cost of third-party contractors and consultants who support our product candidate and crop platform development;
•	seed increases (small-scale and large-scale testing) for trait validation;
•	purchases of laboratory supplies and non-capital equipment used for our research and development activities;
•	facilities costs, including rent, utilities and maintenance expenses, allocated to our research and development activities; and
•	costs of in-licensing or acquiring technology from third parties.

Our research and development efforts are focused on advancing our existing product candidates, enhancing our product candidate pipeline through the development of additional traits within our crop platforms, and establishing additional crop platforms within which to develop and advance additional traits. We use our employee and infrastructure resources across multiple research and development programs. In addition, we manage certain activities, such as field trials and seed production, through third-party vendors. Due to the number of ongoing projects and our ability to use resources across several projects, we do not record or maintain information regarding the costs incurred for our research and development programs on a program-specific basis.

Our research and development efforts are central to our business and account for a significant portion of our operating expenses. We expect that our research and development expenses will increase for the foreseeable future as we expand our product candidate pipeline, establish additional crop platforms, access and develop additional technologies and hire additional personnel to support our products. Product candidates in later stages of development generally have higher development costs than those in earlier stages of development, primarily due to the increased expense associated with large-scale field testing and seed increases (small-scale and large-scale) for trait validation.

We recognize research and development expenses as they are incurred, primarily due to the uncertainty of future commercial value. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of our current product candidates or any new product candidates that we may identify and develop.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of personnel-related expenses, including salaries and related benefits, for our executive, business development, intellectual property, finance, legal, human resource and other administrative functions. Other selling, general and administrative expenses include facility-related costs not otherwise allocated to research and development expense, professional fees for auditing, tax and legal services, expenses associated with obtaining and maintaining patents, consulting costs and costs of our information systems. We incurred $13.8 million and $13.1 million of selling, general and administrative expenses for the years ended December 31, 2017 and 2016, respectively and $12.5 million and $9.8 million for the nine months ended September 30, 2018 and 2017, respectively.

We expect that our selling, general and administrative expenses will increase in the future to support the commercialization of our product candidates, and the increased costs of operating as a public reporting company. We expect these increased commercialization costs will be comprised of additional selling and support costs in North America for our branded canola seed products, as well as increased business development costs associated with licensing activity for traits outside of the North American canola market. Increased costs relating to our operating as a public reporting company will likely include costs related to our compliance with enhanced corporate governance, internal controls, disclosure and similar requirements and increased investor relations obligations.

Other (Income) Expense, Net

We recognized $5.3 million and $4.2 million of interest expense relating to our Royalty Obligation for the years ended December 31, 2017 and 2016, respectively and $4.9 million and $3.8 million for the nine months ended September 30, 2018 and 2017, respectively. Additionally, during the year ended December 31, 2017 and nine months ended September 30, 2017, we incurred interest expense of $6.0 million related to the issuance of 4.3 million warrants to purchase Series C preferred shares.

Royalty Obligation

Pursuant to a Warrant Transfer and Exchange Agreement entered into on December 31, 2014 (the “Warrant Exchange Agreement”), we consummated an exchange transaction in 2015 with the holders of 12.4 million outstanding warrants to purchase shares of our Series A convertible preferred stock. In exchange for these warrants, we granted participating warrant holders a right, over a 30-year period, to receive an aggregate of 10% of the revenue that we receive that is attributable to product sales, license fees, distribution fees, milestone payments and maintenance payments relating to products developed or manufactured by, or otherwise utilizing, our RTDS technologies, subject to certain exclusions. Royalty payments will commence in the first fiscal quarter in which the aggregate subject revenues during any consecutive 12-month period equals or exceeds $50 million, at which point we will be obligated to pay all aggregated but unpaid payments under the Warrant Exchange Agreement. The initial term of the agreement is 30 years, and may be extended for an additional 30-year term if the holders provide written notice and make a payment of $100.

We expect the Royalty Obligation liability balance to continue to increase each year until 2035 as the accretion of interest expense, which increases the liability, will outpace the cash payments for royalties due, which decreases the liability. Similarly, we also expect the related non-cash interest expense we record to increase in conjunction with the underlying liability balance. There are risks associated with the Royalty Obligation. See “Risk Factors — Risks Related to Our Business and Operations — Our Royalty Obligation may contribute to net losses and cause the market price for our Class A common stock to fluctuate.”

Critical Accounting Policies and Estimates

Some of the accounting methods and policies used in preparing our consolidated financial statements and related disclosure in conformity with U.S. GAAP require us to make estimates and assumptions that affect the reported amounts. Estimates by our management are based on past experience as well as assumptions and assessments deemed realistic and reasonable under the circumstances. The actual value of our assets, liabilities and stockholders’ equity and of our losses could differ from the value derived from these estimates if conditions changed and these changes differ from the assumptions adopted. We believe that the accounting policies discussed below reflect the most significant management judgments and assumptions in the preparation of our consolidated financial statements and the notes thereto. For further details, see our consolidated financial statements and the notes thereto, included elsewhere in this prospectus.

Revenue Recognition

We have primarily generated revenue from certain collaboration and research agreements and commercial sales of our SU Canola product, which commenced in the United States in 2016. Additionally, we have generated revenue from research and development grant programs, which are accounted for as collaboration and research revenue.

Revenue Recognition for Product Sales

Commercial sales of our SU Canola product commenced in the United States in 2016 and U.S. sales increased 208% year-over-year from 2016 to 2017. In Canada, we received a late season registration for a SU Canola hybrid in 2017, which enabled multiple demonstration farms to test our product ahead of our limited Canadian pre-launch in the provinces of Manitoba and Saskatchewan this year. We intend to fully launch SU Canola more broadly in those provinces in the 2019 growing season.

We recognize sales of commercial seeds when the sale meets the following four criteria: (1) persuasive evidence of an arrangement exists, (2) the product has been delivered and title to the product (and associated risk) has been passed to the customer, (3) the price to the customer has been fixed or is determinable, and (4) collection is reasonably assured.

Our customers have the option to return purchased seed to us up to a contractually agreed maximum percentage of purchased seed and through a contractually established date. In each of fiscal year 2017 and 2016, the return period expired on June 25.

We offer sales incentives to customers generally in the form of price discounts, volume and loyalty rebates, and promotional trips. Cash consideration provided to customers is recorded as a reduction of revenue and non-cash incentives provided to customers are recorded as costs of product sales.

We offer certain advance payment options to customers, pursuant to which the customer receives a discount at the time of seed purchase. Cash received in advance under this arrangement is recorded as deferred revenue, and is recognized upon satisfaction of the criteria described above.

Revenue Recognition for Collaboration Agreements

Our collaboration and research agreements contain multiple elements, including payments for reimbursement of research and development costs, payments for ongoing research and development activities, and payments associated with achieving certain scientific, regulatory or commercial milestones. Revenue is recognized, as earned, generally based on performance of the service as agreed in the collaboration and research agreement, where the price to the collaboration partner is fixed or determinable and collectability is reasonably assured.

Revenue for research and development services under our research and collaboration agreements is recognized as services are performed. If there is no discernible pattern of performance or if objective performance measures do not exist, revenue under the arrangement is recognized on a straight-line basis over the period that the performance obligations are expected to be met. If there is a discernible pattern in which performance can be determined and objectively measured, then revenue under the arrangement is recognized using the proportional performance method. Revenue that is recognized is limited to the lesser of the cumulative amount of payments received by us and the cumulative revenue earned by us, as determined using the straight-line method or proportional performance, as applicable, as of the relevant period end date.

Cash received in advance of performance of the underlying research and development service is recorded as deferred revenue and is recognized as revenue when services are performed. Generally, any cash that is received is non-refundable, as the outcome of research and development services is uncertain by nature and the risk of failure lies with the party that is requesting the services. Where a research and collaboration agreement requires that funds be segregated in a separate account and only used for research and development activities under the related agreement, we classify such cash amounts as restricted cash.

Revenue Recognition under Topic 606

In May 2014, the FASB issued ASU No. 2014-09 (Topic 606) Revenue from Contracts with Customers. Topic 606 supersedes the revenue recognition requirements in Topic 605 “Revenue Recognition” (Topic 605) and requires entities to recognize revenue when control of the promised goods or services is transferred to customers at an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services using a five-step approach for recognizing revenue, as defined by Topic 606.

On January 1, 2018, we adopted Topic 606 using the modified retrospective method, applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented in accordance with Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with Topic 605. We did not record any adjustments to our opening accumulated deficit as of January 1, 2018 due to the adoption of Topic 606 as the adoption did not have any impact on our historical consolidated financial statements. Further, the adoption of Topic 606 did not impact our consolidated financial statements as of and for the nine months ended September 30, 2018.

Our revenues represent amounts earned from product sales, and collaboration agreements related to contract research. We recognize revenues under Topic 606 when control of the products or services is transferred to our customers in an amount that reflects the consideration we expect to receive from our customers in exchange for those products or services. This process involves identifying the contract with a customer, determining the performance obligations in the contract, determining the contract price, allocating the contract price to the distinct performance obligations in the contract and recognizing the revenue when the performance obligation have been satisfied. We recognize revenue for satisfied performance obligations only when we determine there are no uncertainties regarding payment terms or transfer of control. A performance obligation is considered distinct from other obligations in a contract when it provides a benefit to the customer either on its own or together with other resources that are readily available to the customer and is separately identified in the contract.

Sales tax and other taxes we collect concurrent with revenue-producing activities are excluded from revenue.

Revenue Recognition for Product Sales, Net

Revenue is recognized at a point in time when control of the product is transferred to the customer, meaning the customer has the ability to use and obtain the benefit of the product, which generally occurs upon shipment. The Company’s contracts with its customers generally have a term of no more than one year.

The transaction price for product sales is determined as the selling price including an estimate of variable consideration, which may include amounts relating to return rights, price discounts, volume and loyalty rebates. Certain customers of our commercial seed products have certain return rights and other incentive rebates which constitutes variable consideration. We record a provision for potential returns against sales. The return period is of short duration and no sales were subject to return at September 30, 2018.

We offer advance payment options to customers, pursuant to which the customer receives a discount at the time of seed purchase. Cash received in advance under these arrangements is recorded as deferred revenue and is recognized as revenue upon satisfaction of the criteria above.

Collaboration Agreements Related to Contract Research

Performance obligations under collaboration arrangements include providing intellectual property licenses, performing research and development consulting services and providing other materials. To date, we have concluded that the license of intellectual property in our collaboration arrangements have not been distinct as intellectual property has not been licensed without related research and development support services.

Under Topic 606, milestone fees are variable consideration that is initially constrained and included in the arrangement consideration only when it is probable that the milestones will be achieved. Arrangement consideration, including up-front fees, milestone fees and fees for research services, is recognized over the period as services are provided using an input method to determine the amount to recognize each reporting period. We review the inputs each period, such as our level of effort expended, including the time we estimate it will take to complete the activities, or costs incurred relative to the total expected inputs to satisfy the performance obligation. Generally, input measures are labor hours expended or a time-based measure of progress towards the satisfaction of the performance obligation.

Contract Balances

As of September 30, 2018, we did not have any contract assets. We record contract liabilities when cash payments are received or due in advance of performance, primarily related to customer advances for seed sales and advances of upfront and milestone payments from contract research and collaboration agreements. Contract liabilities consist of deferred revenue on the consolidated balance sheet. We expect to recognize the amounts within deferred revenues within one year.

Costs to Obtain Contracts

We recognize the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that otherwise would have been recognized is one year or less. These costs are included in selling, general and administrative expenses in the consolidated statement of operations. As of September 30, 2018 and for the period then ended, we did not have any deferred contract costs or changes.

Royalty Obligation — Related Parties

Our Royalty Obligation which relates to the Warrant Exchange Agreement that was a component of a Series A preferred unit financing transaction. We recorded the Royalty Obligation liability, which represented the aggregate fair value of the warrants exchanged, on our consolidated balance sheet as of each of December 31, 2015 and 2014. The amount of the liability was determined to be the present value of the expected royalty payments over the initial term of the agreement, or $9.9 million. Changes in expected royalty payments, as a result of changes to estimates of the underlying revenues, are accreted to interest expense using the effective interest method. As royalties are paid over the life of the arrangement, we estimate the total amount of future royalty payments over the life of the Royalty Obligation that will be required to be paid to holders of royalty rights. We reassess these estimated royalty payments periodically and, if the amount or timing of royalty payments differs materially from our prior estimates, we will prospectively adjust the accretion of the effective interest expense. If global net sales of our products developed using RTDS technologies are greater than or less than expected, the interest expense recorded with respect to the Royalty Obligation would be greater or less, respectively, over the term of the arrangement. Our estimate results in an effective annual interest rate of 28.9% and 29.7% as of September 30, 2018 and December 31, 2017, respectively.

Share-Based Compensation

We recognize awards for incentive purposes of non-voting restricted shares to employees as share-based compensation based on their fair value on the grant date, determined based on the estimated number of awards that are ultimately expected to vest, less any consideration to be paid by the employee. We do not apply a forfeiture rate to estimate forfeitures expected to occur. The compensation expense resulting from share-based compensation to employees is recognized in operating expenses ratably over the vesting period of the award. Share-based compensation awarded to nonemployees for services rendered is recorded at the fair value of the awards granted.

Determination of the Fair Value of our Common Shares

We are required to estimate the fair value of our common shares underlying our stock-based awards when performing the fair value calculations using either the probability-weighted expected return model or the Black-Scholes Merton option pricing model. Because our common shares are not currently publicly traded, the fair value of the common shares underlying our stock-based awards has been determined on each grant date by our Board of Directors, with input from management, considering our most recently available third-party valuation of common shares. All options to purchase our common shares are intended to be granted with an exercise price per share no less than the fair value per share of our common shares underlying those options on the date of grant, based on the information known to us on the date of grant.

The third-party valuations of our common shares were performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation. In addition, our Board of Directors considered various objective and subjective factors to determine the fair value of our common shares, including:

•	the prices of our convertible preferred shares sold to investors in arm’s length transactions;
•	the rights, preferences and privileges of our convertible preferred shares as compared to those of our common shares, including the liquidation preferences of our convertible preferred shares;
•	our results of operations and financial position;
•	the composition of, and changes to, our management team and Board of Directors;
•	the lack of liquidity of our common shares as a private company;
•	the material risks related to our business and industry;
•	external market conditions affecting the life sciences and biotechnology industry sectors;

•	U.S. and global economic conditions;
•	the likelihood of achieving a liquidity event for the holders of our common shares, such as an initial public offering, or a sale of our company, given prevailing market conditions; and
•	the market value and volatility of comparable companies.

Following the closing of this offering, the fair value of our Class A common stock will be the closing price thereof on the date of the grant.

During our fiscal year ending December 31, 2017 and the nine months ended September 30, 2018, the fair value of the underlying convertible preferred shares was determined using a Probability Weighted Expected Return Method (“PWERM”). Under the PWERM the value of the common shares is estimated based upon an analysis of future enterprise value assuming several possible outcomes. Each discrete outcome is probability weighted and discounted to present value to arrive at a weighted-average value for the common shares. We utilize the market approach to establish the fair market value of the enterprise for each of the outcomes.

During our fiscal year ended December 31, 2016, the fair value of the underlying preferred shares was determined using an Option Pricing Method (“OPM”). Under the OPM, once the fair market value of the enterprise is established, shares are valued by creating a series of call options with exercise prices based on the liquidation preference and conversion behavior of the different classes of equity. Accordingly, the aggregate equity value is allocated to each of the classes of equity shares issued and outstanding. We utilize the market approach to establish the fair market value of the enterprise.

Recently Issued Accounting Pronouncements

As an emerging growth company, we have elected to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements applicable to public companies.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). Subsequently, the FASB issued additional standards related to ASU No. 2014-09: ASU No. 2016-08, Principal versus Agent Considerations, ASU No. 2016-10, Identifying Performance Obligations and Licensing, ASU No. 2016-12, Narrow-Scope Improvements and Practical Expedients, and ASU No. 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. Under the new revenue recognition guidance, an entity is required to recognize an amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers.

The Company adopted this pronouncement on January 1, 2018 utilizing the modified retrospective approach. There was no material impact to the consolidated financial statements for the nine-month period ended September 30, 2018 due to the adoption of Topic 606.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The amendments in this ASU require, among other things, lessees to recognize and a right-of-use asset and a lease liability in the balance sheet for all leases. The lease liability will be measured at the present value of the lease payments over the lease term. The right-of-use asset will be measured at the lease liability amount, adjusted for lease prepayments, lease incentives received and lessee's initial direct costs (e.g., commissions). For calendar year-end public entities, the new standard will take effect for fiscal years beginning after December 15, 2018. For private entities the new standard will take effect for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Earlier application is permitted as of the beginning of an interim or annual reporting period. While the Company is still evaluating the timing and impact of the adoption of the guidance on its consolidated financial statements, it anticipates that the adoption will result in an increase in the assets and liabilities recorded on its consolidated balance sheet.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments (Topic 230). ASU 2016-15 addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice for certain cash receipts and cash payments. The Company does not believe the adoption of the guidance will have a material impact on the financial statements and intends to adopt on January 1, 2019.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company currently presents changes in restricted cash in the investing section of its consolidated statement of cash flows. The new guidance will not impact financial results but will result in a change in the presentation of restricted cash within the consolidated statements of cash flows. The Company intends to adopt the guidance on January 1, 2019.

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718), which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718.

The Company adopted this pronouncement as of January 1, 2018. There was no material impact to the consolidated financial statements for the nine-month period ended September 30, 2018 due to the adoption of Topic 718.

In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The Company is evaluating the impact of adopting the guidance and intends to adopt the guidance on January 1, 2020.

Results of Operations

Nine Months Ended September 30, 2018 Compared to Nine Months Ended September 30, 2017

The following table summarizes key components of our results of operations for the periods indicated:

	Nine Months Ended September 30,
	2018	2017
	(In thousands)
Revenue:
Product sales, net	$2,372	$1,839
Collaboration and research	253	705
Total revenue	2,625	2,544
Operating expenses:
Cost of product sales	1,853	1,060
Selling, general and administrative	12,457	9,824
Research and development	13,475	13,092
Total operating expenses	27,785	23,976
Loss from operations	(25,160)	(21,432)

Other (income) expense, net:
Interest income	(81)	—
Interest expense	56	177
Interest expense - related parties	—	6,045
Interest expense, royalty obligation - related parties	4,867	3,796
Other expense, net	123	49
Total other (income) expense, net	4,965	10,067
Net loss	$(30,125)	$(31,499)

Revenue

Revenue increased $0.1 million, or 3%, from $2.5 million for the nine months ended September 30, 2017 to $2.6 million for the nine months ended September 30, 2018. The increase was primarily attributable to increased commercial sales of our SU Canola product in the United States, which increased 29% period-over-period as we continued to expand our sales base. The increase was partially offset by a decrease in revenue from a collaboration and research agreement with third parties.

Cost of Product Sales

Cost of product sales increased $0.8 million, or 73%, from $1.1 million for the nine months ended September 30, 2017 to $1.9 million for the nine months ended September 30, 2018. The increase was primarily a result of costs associated with seed processing and distribution related to increased sales of our SU Canola product and inventory write-downs due to obsolescence.

Research and Development Expenses

Research and development expenses increased by $0.4 million, or 3%, from $13.1 million for the nine months ended September 30, 2017 to $13.5 million for the nine months ended September 30, 2018. The increase was primarily attributable to timing of spend on product development activity offset by the internal reallocation of resources toward activities associated with launching our first commercial product, SU Canola in 2017.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $2.6 million, or 24%, from $9.8 million for the nine months ended September 30, 2017 to $12.5 million for the nine months ended September 30, 2018, primarily attributable to increases in professional fees related to our initial public offering, and an increase in salary expenses related to the hiring of additional employees. The increase was partially offset by a decrease in share-based compensation expense due to a non-recurring charge recorded in 2017 related to a modification of the threshold value of certain restricted shares.

Interest Expense, Royalty Obligation - Related Parties

Interest expense, royalty obligation increased $1.1 million, or 28%, from $3.8 million for the nine months ended September 30, 2017 to $4.9 million for the nine months ended September 30, 2018. The increase was attributable to an increase in our estimate of future royalties owed, driven by an increase in our long-range revenue forecast.

Interest Expense - Related Party

Interest expense decreased $6.0 million, from $6.0 million for the nine months ended September 30, 2017 to $0 for the nine months ended September 30, 2018. During 2017, the Company recognized interest expense of $6.0 million related to the issuance of warrants to purchase Series C preferred shares.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

The following table summarizes key components of our results of operations for the periods indicated:

	Year Ended December 31,
	2017	2016
	(In thousands)
Revenue:
Product sales, net	$1,839	$597
Collaboration and research	848	1,196
Collaboration and research - related party	—	440
Total revenue	2,687	2,233
Operating expenses:
Cost of product sales	1,060	1,007
Selling, general and administrative	13,752	13,052
Research and development	17,111	19,854
Total operating expenses	31,923	33,913
Loss from operations	(29,236)	(31,680)

Other (income) expense, net:
Interest income	—	(6)
Interest expense	78	57
Interest expense - related parties	6,179	61
Interest expense, royalty obligation - related parties	5,259	4,225
Other expense, net	144	22
Total other (income) expense, net	11,660	4,359

Loss on equity method investment	—	(100)
Net loss	$(40,896)	$(36,139)

Revenue

Revenue increased $0.5 million, or 20%, from $2.2 million for the year ended December 31, 2016 to $2.7 million for the year ended December 31, 2017. The increase was primarily attributable to increased commercial sales of our SU Canola product in the United States, which increased 208% year-over-year as we continued to expand our sales base. The increase was partially offset by a decrease in revenue from a collaboration and research agreement with a related party, pursuant to which all remaining required payments were paid during 2016, and a decrease in revenue from collaboration and research agreements with third parties.

Cost of Product Sales

Cost of product sales increased $0.1 million, or 10%, from $1.0 million for the year ended December 31, 2016 to $1.1 million for the year ended December 31, 2017. The increase was primarily a result of costs associated with seed processing and distribution related to increased sales of our SU Canola product.

Research and Development Expenses

Research and development expenses decreased by $2.7 million, or 14%, from $19.9 million for the year ended December 31, 2016 to $17.1 million for the year ended December 31, 2017. The decrease was primarily attributable to the internal reallocation of resources toward activities associated with launching our first commercial product, SU Canola, as well as the timing of spend on product development activity and a decrease in facilities related expenses. The decrease was partially offset by increases in third-party consulting fees and share-based compensation expense.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $0.7 million, or 5%, from $13.1 million for the year ended December 31, 2016 to $13.8 million for the year ended December 31, 2017, primarily attributable to increases in expenses related to our commercialization efforts, including product launch expense and an increase in share-based compensation expense. The increase was partially offset by a decrease in third-party consulting fees.

Losses on Equity Investment

Losses on equity investment decreased $0.1 million, or 100%, from $0.1 million for the year ended December 31, 2016 to $0 for the year ended December 31, 2017.

Interest Expense, Royalty Obligation - Related Parties

Interest expense, Royalty Obligation increased $1.0 million, or 24%, from $4.2 million for the year ended December 31, 2016 to $5.3 million for the year ended December 31, 2017. The increase was attributable to an increase in our estimate of future royalties owed, driven by an increase in our long-range revenue forecast.

Interest Expense - Related Party

Interest expense increased $6.1 million, from $0.1 million for the year ended December 31, 2016 to $6.2 million for the year ended December 31, 2017 and was attributable to interest related to the issuance of warrants to purchase Series C preferred shares, imputed interest on the amounts incurred during 2017 for research and development services due to related parties, and interest expense on the 2017 convertible promissory notes.

Liquidity and Capital Resources

As of September, 30, 2018, we had cash and cash equivalents of $25.5 million and restricted cash of $0.1 million.

Sources of Liquidity

We have experienced net losses and negative cash flows from operations since our inception and have relied on our ability to fund our operations through equity financings. We expect to continue to incur net losses for at least the next several years. For the years ended December 31, 2017 and 2016, we incurred net losses of $40.9 million and $36.1 million, respectively, and used cash in operations of $23.2 million and $27.5 million, respectively. For the nine months ended September 30, 2018 and 2017, we incurred net losses of $30.1 million and $31.5 million, respectively, and used cash in operations of $23.2 million and $15.7 million, respectively. As of September 30, 2018, we had an accumulated deficit of $224.3 million and cash and cash equivalents of $25.5 million. Through two offerings, which closed in 2018, we issued an aggregate of 2.4 million shares of Series C preferred shares for gross proceeds of $45.8 million.

As described in Note 1 to our consolidated financial statements, management has prepared cash flow forecasts which indicate that based on our expected operating losses and negative cash flows, there is substantial doubt about our ability to continue as a going concern without raising additional capital within 12 months after the date that the financial statements for the year ended December 31, 2017 were issued. Our ability to continue as a going concern is dependent upon our ability to raise additional funding. We intend to raise additional capital through a combination of equity offerings (such as this offering), commercial sales transactions, and collaboration and license agreements. However, we may not be able to secure additional financing in a timely manner or on favorable terms, if at all. Furthermore, if we issue equity securities to raise additional funds, our existing stockholders may experience dilution, and the new equity securities may have rights, preferences and privileges senior to those of our existing stockholders. If we raise additional funds through collaboration, licensing or other similar arrangements, it may be necessary to relinquish valuable rights to our potential products or proprietary technologies or grant licenses on terms that are not favorable to us. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or other operations. If any of these events occur, our ability to achieve the development and commercialization goals would be adversely affected.

In the future, we expect our operating and capital expenditures to increase as we increase headcount, expand our sales and marketing activities and grow our customer base. Our estimates of the period of time through which our financial resources will be adequate to support our operations and the costs to support research and development and our sales and marketing activities are forward-looking statements and involve risks and uncertainties and actual results could vary materially and negatively as a result of a number of factors, including the factors discussed in the section “Risk Factors” of this prospectus. We have based our estimates on assumptions that may prove to be wrong and we could utilize our available capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including:

•	market acceptance of our products;
•	the cost and timing of establishing additional sales, marketing and distribution capabilities;
•	the cost of our research and development activities; and
•	the effect of competing technological and market developments.

We cannot be assured that we will be able to obtain additional funds on acceptable terms, or at all. If we raise additional funds by issuing equity or equity-linked securities, our stockholders may experience dilution. Future debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. Any debt or equity financing that we raise may contain terms that are not favorable to us or our stockholders. If we do not have or are not able to obtain sufficient funds, we may have to reduce our commercialization efforts or delay our development of new products. We also may have to reduce marketing, customer support or other resources devoted to our products or cease operations.

Historical Changes in Cash Flows

The table below summarizes our sources and uses of cash for the periods presented:

	Nine Months Ended September 30,		Year Ended December 31,
	2018	2017	2017	2016
	(In thousands)
Net cash used in operating activities	$(23,244)	$(15,740)	$(23,169)	$(27,465)
Net cash used in investing activities	(1,245)	(1,187)	(1,056)	(1,744)
Net cash provided by financing activities	43,451	18,779	23,596	26,849
Effect of exchange rate changes on cash	(9)	(7)	5	7
Net increase (decrease) in cash and cash equivalents	$18,953	$1,845	$(624)	$(2,353)

Operating Activities

Our net cash used in operating activities was $15.7 million for the nine months ended September 30, 2017 and $23.2 million for the nine months ended September 30, 2018. The net cash used in each of these periods primarily reflects the net loss for those periods, offset in part by depreciation and amortization, share-based compensation and the effects of changes in operating assets and liabilities.

Our net cash used in operating activities was $27.5 million for the year ended December 31, 2016 and $23.2 million for the year ended December 31, 2017. The net cash used in each of these periods primarily reflects the net loss for those periods, offset in part by depreciation and amortization, share-based compensation and the effects of changes in operating assets and liabilities.

Investing Activities

Our net cash used in investing activities was $1.2 million for the nine months ended September 30, 2017 compared to $1.2 million for the nine months ended September 30, 2018. The majority of cash used in investing activities in each period was related to the purchase of property and equipment.

Our net cash used in investing activities was $1.7 million for the year ended December 31, 2016 compared to $1.1 million for the year ended December 31, 2017. The majority of cash used in investing activities in each period was related to the purchase of property and equipment.

Financing Activities

Net cash provided by financing activities was $18.8 million and $43.5 million for the nine months ended September 30, 2017 and 2018, respectively. Net cash provided by financing activities in the nine months ended

September 30, 2017 included $9.8 million of proceeds attributable to the issuance of shares of Series C convertible preferred stock and $9.0 million from the issuance of notes payable. Net cash provided by financing activities in the nine months ended September 30, 2018 was attributable to $43.2 million of proceeds attributable to the issuance of shares of Series C convertible preferred stock.

Net cash provided by financing activities was $26.8 million and $23.6 million for the years ended December 31, 2016 and 2017, respectively. Net cash provided by financing activities in the year ended December 31, 2016 was attributable to proceeds from the issuance of shares of Series B convertible preferred stock. Net cash provided by financing activities in the year ended December 31, 2017, included $14.7 million of proceeds attributable to the issuance of shares of Series C convertible preferred stock and $9.0 million from the issuance of notes payable.

Contractual Obligations, Commitments and Contingencies

The following table discloses aggregate information about material contractual obligations and periods in which payments were due as of December 31, 2017. Future events could cause actual payments to differ from these estimates.

As of December 31, 2017	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
(in thousands)
Operating lease agreements	$1,966	$1,966	$—	$—	$—
Capital lease obligations	390	210	180	—	—
Notes payable including interest	371	354	17
	$2,727	$2,530	$197	$—	$—

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts.

The table does not include obligations under agreements that we can cancel without a significant penalty. We have research and development agreements whereby we are obligated to pay royalties and other payments based on future events that are uncertain and therefore, they are not included in the table above. In addition, the table does not include obligations due under the Royalty Obligation, because such obligations are dependent on future events that are uncertain.

Operating Capital Requirements

We currently have only one commercially available product, SU Canola, which has been available in the United States since 2016. Following our limited pre-launch in the Canadian provinces of Manitoba and Saskatchewan this year, we intend to fully launch SU Canola more broadly in those provinces in the 2019 growing season. Consequently, to date we have generated only limited revenue, substantially all of which is attributable to U.S. sales of SU Canola. If we fail to successfully complete the development of our product candidates in a timely manner or fail to obtain their regulatory approval, if necessary, our ability to generate future revenue would be compromised.

We expect that our research and development expenses and selling, general and administrative expenses will increase as we grow our product candidate pipeline and develop additional crop platforms. As a result, we expect to continue to incur significant expenses and operating losses for the foreseeable future and those expenses and losses may fluctuate significantly from quarter-to-quarter and year-to-year. We are subject to all risks incident in the development of new agricultural products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. We also anticipate substantial expenses related to audit, legal, regulatory and tax-related services associated with our public company obligations in the United States and our compliance with applicable U.S. exchange listing and SEC requirements.

See “—Liquidity and Capital Resources—Sources of Liquidity.”

Off Balance Sheet Obligations

We enter into seed and grain production agreements with settlement values based on acreage and production yield. Otherwise, we do not have any off-balance sheet arrangements as defined under SEC rules. We did not have any off-balance sheet arrangements, as defined under SEC rules, during any of the periods presented.

Quantitative and Qualitative Disclosure About Market Risk

As of September 30, 2018 we had cash and cash equivalents of $25.5 million. We seek to engage in prudent management of our cash and cash equivalents, with cash held in a non-interest-bearing operating account at a financial institution and cash equivalents comprising investments in money market mutual funds consisting of U.S. government-backed securities. Due to the short-term duration and low risk profile of our investments, the interest rate risk related to cash and cash equivalents is not significant.

We are exposed to a limited amount of foreign currency exchange risk, principally in euros, primarily as a result of our foreign subsidiaries, whose revenues and expenses are translated into U.S. dollars using average exchange rates in effect during the applicable reporting period.

JOBS Act

We are an emerging growth company under the JOBS Act.

The JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We intend to take advantage of this extended transition period for complying with new or revised accounting standards. Accordingly, the information contained herein may be different than the information you receive from other public companies.

Subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an emerging growth company, whichever is earlier.

Material Weaknesses in Internal Control Over Financial Reporting

In connection with the audit of the consolidated financial statements of Cibus Global as of and for the year ended December 31, 2017, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses we identified were as follows:

We did not design and maintain an effective control environment commensurate with our financial reporting requirements. Specifically, we lacked a sufficient complement of professionals with the level of accounting knowledge, training and experience to design and maintain the underlying controls to analyze, record and disclose accounting matters timely and accurately. This material weakness contributed to the two material weaknesses below.

We did not design and maintain effective controls over the identification of, accounting for and disclosure of related party transactions. Specifically, we did not design and maintain effective controls and procedures to identify a complete population of related parties, to monitor changes in that population, nor to properly account for and disclose transactions with related parties.

We did not design and maintain effective controls over segregation of duties related to manual journal entries. Specifically, certain personnel had the ability to both prepare and post manual journal entries without an independent review by someone without the ability to prepare and post journal entries.

The material weakness relating to the identification of, accounting for and disclosure of related party transactions contributed to adjustments recorded in our consolidated financial statements as of and for the year ended December 31, 2017 and the revision of our consolidated financial statements as of and for the year ended December 31, 2016, as described in Note 17 to the consolidated financial statements, related to our accounting for research and development services obligations with a related party. That material weakness also resulted in a material audit adjustment being made to our consolidated financial statements as of and for the year ended December 31, 2017 related to our accounting for warrants to purchase Series C convertible preferred shares issued to related parties which decreased additional paid in capital and increased interest expense with related parties. The material weakness related to manual journal entries did not result in a misstatement to our consolidated financial statements. Additionally, each of these control deficiencies could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected, and accordingly, we determined these control deficiencies constitute material weaknesses.

We have initiated remediation efforts focused on improving our internal control over financial reporting and to specifically address the control deficiencies that led to our material weaknesses. These efforts include the following:

•	Hiring of our chief financial officer in April 2018.
•	Hiring of a corporate controller in May 2018.
•	Retaining a technical accounting consulting firm in August 2018 to provide additional depth and breadth in our technical accounting and financial reporting capabilities. We intend to continue this arrangement until permanent technical accounting resources are identified and hired.
•	Continuing our investment in the design and implementation of our financial control environment, including policies and procedures, controls, reporting and analysis, and training.

We cannot be assured that the measures we have taken to date, and are continuing to implement, will be sufficient to remediate the material weaknesses we have identified or avoid potential future material weaknesses. If the steps we take do not remediate the material weaknesses in a timely manner, we will be unable to conclude that we maintain effective disclosure controls and procedures or effective internal control over financial reporting. Additionally, these material weaknesses could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected.

As a public company, we will be required to maintain adequate internal control over financial reporting and to report any material weaknesses in our internal control over financial reporting. SEC Regulation S-K requires that we evaluate and determine the effectiveness of our internal control over financial reporting and, beginning with our second annual report following this offering, which will be for our fiscal year ending December 31, 2019, provide a management report on internal control over financial reporting. Regulation S-K also requires that our management report on internal control over financial reporting be attested to by our independent registered public accounting firm, to the extent we are no longer an emerging growth company. We do not expect our independent registered public accounting firm to attest to our management report on internal control over financial reporting while we are an emerging growth company.

We are in the process of evaluating our internal control over financial reporting required to comply with this obligation, and this process will be time consuming, costly and complicated. If we identify any additional material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Regulation S-K in a timely manner, if we are unable to assert that our internal control over financial reporting is effective, or when required in the future, if our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in our financial reports and the market price of our Class A common stock could be adversely affected.

THE INDUSTRY

Agricultural Inputs

Agricultural inputs are critical tools used by farmers to increase agricultural productivity. Phillips McDougall estimates that the size of the global market for agricultural inputs was approximately $250 billion in 2017. As the global human population rises and arable land and water become increasingly scarce, agricultural inputs are the primary means of increasing crop yield. According to Phillips McDougall, three of the largest agricultural input markets in 2017 by global sales were fertilizers, crop protection chemicals and seeds. Within the $39 billion global seed industry, seeds with traits developed through biotechnology, or biotech seeds, account for $21 billion and represent the most profitable and highest growth component of these input markets. Further, as trait development technologies continue to advance, the size of the global seed industry is expected to grow.

Demand for agricultural inputs is correlated with crop prices, which are influenced by both near-term factors and long-term trends. Near-term factors include the impact of weather, disease and crop inventories on the supply of crops. Long-term trends include population growth, higher per capita income in emerging countries (which has led to increasing animal protein and dairy consumption) and the demand for biofuels. Generally, as crop prices increase, farmers will cultivate more land and increase their use of agricultural inputs to boost crop yield per acre. As crop prices decline, farmers might cultivate less land, shift their crop selection or decrease their purchases of agricultural inputs. In the past 20 years, the most significant yield enhancements and farming efficiencies in certain crops, such as corn and soybean, have resulted from advancements in seed breeding technologies, such as molecular breeding and trait development through biotechnology. As a result, higher value biotech seeds have increased the price and demand resiliency of seeds compared to other agricultural inputs.

As illustrated in the graphic below, biotech seeds represent a high growth component of the agricultural inputs market, and is expected to grow at a faster rate than the conventional seeds component.

Global Agricultural Inputs Market, 2017

Source: Phillips McDougall/Mordor Intelligence LLP

The Value of Plant Traits

The global seed industry is expected to continue to grow, driven by a growing and increasingly prosperous global population. On the production side, the agricultural community continues to seek sustainable and economically viable solutions to feed the world’s growing population, which, according to the United Nations Department of Economic and Social Affairs, is projected to reach approximately 10 billion people by 2050, while grappling with the constraints of limited arable land, water constraints, climate variability, resilient weeds and insects, depletion of soil nutrients and diseases that impair crop yields. On the consumption side, increasingly prosperous and informed consumers are driving a shift toward foods perceived to be healthier and more natural than widely available alternatives.

To address these mounting agricultural challenges and shifting consumer preferences, the food industry seeks novel solutions to increase crop productivity, to enhance the quality of the crops being grown and to do so in a manner that is accepted by consumers as natural, safe and ethical.

Advantageous plant traits can be divided into four major categories:

•	Yield traits, which govern plant yield per unit area and yield stability over varying environmental conditions (which would include, for example, our yield-protecting pod shatter reduction trait in development for canola);
•	Abiotic stress tolerance traits, which govern tolerance to environmental stress factors, such as high and low temperatures, salinity and drought, as well as certain herbicides;
•	Biotic stress tolerance or input traits, which govern plant resistance to living organisms such as insects, diseases and fungi, as well as certain herbicides (which would include, for example, our disease tolerance traits in development for canola, rice, potato, peanut, corn and wheat); and
•	Quality traits, which govern the plant’s qualitative characteristics, such as taste, shelf life, oil quality and nutrient content (which would include, for example, our high-oleic oil trait in development for canola).

The benefits of improved plant traits are reflected across the agricultural value chain—from farmers seeking weed control and disease tolerance options for greater crop yields, to processers looking to improve ease of handling and to minimize waste, to retail consumers increasingly demanding foods that are healthier, more nutritious and safer (e.g., non-allergenic).

The benefits of improved plant traits can be ascribed a value, which is based on the economic benefit resulting from the improved agronomics afforded by the trait. Likewise, specific traits incorporated within seeds distributed by commercial seed companies command a trait premium—an incremental seed price increase reflecting the additional value of the trait.

Evolution of Plant Breeding

Breeding is the process of crossing (combining) two parental plants from the same species to improve genetic potential and to develop or enhance desired native traits. Since the earliest domestication of crops, humans have cultivated plants that exhibited desirable traits, with early farmers selecting the best-performing plants in nature to retain and cultivate. Early plant breeders selected seed from plants with desired characteristics that appeared in nature and then “crossed” or bred them in an effort to produce offspring that carried the best traits of each parent plant.

Gregor Mendel’s discovery of the laws of genetic inheritance accelerated plant breeding and formed the foundation of modern-day plant genetics. Plant breeding could now predict the genotypes and phenotypes of the offspring of a hybrid plant. With the discovery of DNA by Watson and Crick in 1953, knowledge of genetic material increased substantially and new methods of breeding emerged.

Innovation in plant breeding has been slow given the limitations of traditional trait development techniques. The modern agriculture industry has historically relied primarily on the first three methods of crop improvement described below, each of which remains constrained by significant limitations. However, the fourth method, gene-editing technologies, has the ability to efficiently introduce advanced trait development to a broader range of crops and geographies than has previously been possible.

•	Mutagenesis Breeding – Mutagenesis breeding involves the induction of mutations in plants by exposing whole plants, seeds or plant tissue to chemicals or radiation as a means of purposely damaging genetic material, thereby creating greater genetic variation. Parent plants with advantageous traits resulting from such mutations can then be crossed using traditional breeding techniques to generate new hybrids exhibiting the desired traits. Mutagenesis breeding is a lengthy process and, because it depends on random and unpredictable mutations, mutagenesis breeding does not permit the specific trait outcomes to be directed.
•	Marker-Assisted Selection – Marker-assisted selection relies on genomics—the sequencing, analysis and classification of genomes—to identify specific markers within a genome linked to a particular trait. For example, marker-assisted selection allows for breeding of traits such as disease resistance that may not be evident from a plant’s appearance. By understanding which genes relate to which traits and leveraging both—existing variation among all available lines of a crop and those induced through mutagenesis breeding—marker-assisted selection enables the development of complex traits.

Marker-assisted selection enables breeders to quickly and easily identify plants bearing the desired traits, thereby making the breeding process faster and more efficient. However, marker-assisted selection remains constrained by the genetic diversity available within the parental lines. Moreover, marker-assisted selection, like mutagenesis breeding can take decades for successful trait development and commercialization.

•	Genetic Modification – Genetic modification involves the insertion of foreign genetic material (sourced from either the same plant, other plants or another organism) into a plant’s genome for the development of seeds in which the inserted genes express specific traits. This transgenic biotechnology enables purposeful changes that may produce a far wider range of traits than could be produced through advanced breeding or random mutagenesis. Although genetic modification can be extremely powerful in directing specific trait outcomes, the location at which the inserted transgene lands is random and lacks precision. As a result, genetic modification transgene insertion may inactivate existing genes that may be critical for some other aspect of the crop’s development. In addition, fundamental public concerns have arisen over GMO products, and extremely stringent regulatory regimes have been established for genetic modification processes and products across the globe.
•	Gene-Editing Technologies – Recently, gene-editing technologies such as CRISPR-Cas9, TALENs, meganucleases, zinc finger nucleases, and RTDS have been used for trait development in crops. Most gene-editing techniques make use of site-directed DNA-breaking nucleases that can make breaks in both strands of DNA at specific locations. The subsequent repair of these DNA breaks can then modify the plant’s genes. The processes employed in modern gene-editing techniques, and the resulting products, can either be transgenic or non-transgenic. Non-transgenic gene editing has a number of advantages over transgenic modification, including precision, faster trait development, potential to identify new gene functions, high specificity and ability to stack traits in novel ways. The combined speed, accuracy and lower cost of non-transgenic gene editing enables the commercially viable development of seeds for a broader range of crops than transgenic modification. In certain of our key target markets, traits developed using gene-editing technologies are seen as non-GMO, more consumer friendly and are not subject to the same regulatory burden as transgenic traits.

Biotech Seeds Market

Following the development and adoption of genetic modification technology, the seed industry experienced massive consolidation. Over the past few decades, many small seed companies have been acquired by large, integrated agricultural chemical companies whose capabilities eventually spanned plant breeding, production, conditioning and marketing. Industry concentration increased significantly between 2000 and 2016, with the market share of the top five companies growing by over 25%. This has resulted in a small number of large agricultural chemical companies controlling the majority of the global seed industry.

Global Seed Market Share Concentration

Within the global seed industry, the biotech seeds market has experienced significant growth. Seed technology, primarily transgenic trait development, has transferred some of the value from the other traditional agricultural input categories (e.g., fertilizer, crop protection and labor) into seeds. The net reduction in these other input costs has the ability to directly improve a farmer’s profitability. Given the potential for higher profitability, farmers have been willing to pay for the incremental value created by the increased yield and/or reduced input and labor costs of higher technology seed.

Incremental Trait Technology Value to Farmers

Biotechnology companies deploying gene-editing technologies for crop trait development are well positioned to supply farmers with such higher technology seed. Because modern gene editing is either mostly, or in the case of our RTDS, completely non-transgenic, it has the potential to bring the benefits of biotech seeds to more crops and more markets over time, in an efficient and low-cost manner.

Non-GMO Premium

Demand for high quality non-GMO crops is trending upward, as GMO products continue to face negative public perceptions around the world and manufacturers of consumer food and beverage products increasingly seek to source non-GMO ingredients. Consequently, interest and demand for non-GMO plant traits is increasingly reflected across the agricultural value chain. Cargill, one of the largest food processing companies in the world, has noted that “Non-GMO Project” certification is the single most requested third party certification among its food and beverage customers.

To accommodate this market demand for non-GMO crops, crop processors, such as Cargill and Bunge, have devoted significant resources to developing a secure and verifiable supply chain for non-GMO crops. These processors have developed premium contract production opportunities that are available to farmers who grow non-GMO crops. The benefits of these “non-GMO premiums” accrue on top of existing trait premiums.

Regulatory Environment

The use of genetic engineering in crops has been widely debated since the first field trials involving the transgenic modification of plants in the late 1980s. The global crop regulatory landscape has since been divided between the acceptable cultivation of GMO and non-GMO seeds. In particular, the focus on food security has influenced the regulation of GMO crops in many jurisdictions. This regulatory environment is one of the things that has prevented GMO seeds from being introduced in the vast majority of the world’s arable land. According to the International Service for the Acquisition of Agri-biotech Applications, in 2017, up to 17 million farmers in 24 countries planted only 189.8 million hectares (469 million acres) of GMO crops, representing approximately 13% of global arable land.

Regulatory authorities around the world have been working for many years to interpret or adapt existing regulations in relation to gene-editing technologies such as those deployed within RTDS. Some authorities, such as those in the United States, Canada, Argentina, Brazil and Chile, have established regulatory procedures that identify crops developed through non-transgenic breeding technologies as non-GMO or not subject to heightened GMO regulation. As a result, it is anticipated that non-transgenic, nature-identical crops developed through RTDS will not be subject to GMO regulation in these territories.

For more information regarding government regulation, and specifically regulation with respect to RTDS and RTDS-developed crop traits in our key target market jurisdictions, see “—Government Regulation and Product Approval.”

Global Distribution of Genetically Modified Crops

Global Seed Markets

We are currently developing non-transgenic traits in multiple crops. Our initial focus has been on canola, driven by early interest in our technology from canola farmers and the commercial opportunity created by lower investment in this crop by large agricultural chemical companies. Beyond canola, we are currently developing traits in multiple crops, such as rice, flax, potato and cassava; we are also developing new RTDS crop platforms in peanut, wheat and corn. We also intend to develop a platform in soybean with the potential to expand to all other major crops.

Canola Seed Market

Background

We are currently marketing seed traits for canola through our own branded seed, SU Canola.

Canola, or Brassica napus, produces a valuable edible oil favored by consumers because it has a healthier fatty acid profile than other vegetable oils. In the 1970s, canola was developed by researchers at the University of Manitoba in Winnipeg, Canada by breeding rapeseed to be more suitable for human and animal consumption. The name “canola”—derived from Canadian oil, low acid—was formally registered in 1978 by the Western Canadian Crushers Association. To use the name canola, the oil produced from crop plants must contain a low-erucic acid and glucosinolate profile. Plants not meeting this standard continue to be classified as rapeseed or oilseed rape.

One of the most efficient oil-producing crops, canola seed contains more than 40% oil with low levels of saturated fats. Canola is highly valued for its versatile applications in the food, feed and biodiesel fuel markets. Further, canola is a high-growth crop. Globally, nearly 90 million acres of canola and oilseed rape are planted each year of which approximately 25 million acres, with a seed market value of approximately $1.4 billion, are planted in North America. Approximately 90% of North American canola acreage is in Canada. According to the FAO and the Canola Council of Canada, Canadian canola production has grown at a compound annual growth rate of 5.9% between 1995 and 2017 as during that period the total planted acreage has nearly doubled from approximately 13 million to 23 million acres. Canola production continues to grow rapidly to address a global deficit in vegetable oil. For 2017, canola represented 10-15% of the vegetable oil market and the second-largest feed meal.

Vegetable Oil Market

Over the past 20 years, demand for vegetable oils both for food and industrial (biodiesel) use has increased. Trends in vegetable oil price mirror those trends for crude oil. Since 2012, global edible oilseed production and consumption have increased by 20% with growth of 1% per annum projected through 2026. Generally, vegetable oils are exchangeable, although macro trends for sourcing locally and consumers’ increased focus on healthy oils has skewed demand from soybean oil, which is high in saturated fat, to sunflower and canola oil.

Commercial Consumption

Canola oil is the second-most consumed vegetable oil in North America, after soybean, due to its multiple health benefits, including its low levels of saturated fats and trans fats and its high omega-9 content as compared to other vegetable oils. Like other vegetable oils, canola oil is used as a substitute for petroleum-derived hydrocarbons in a variety of non-food uses, including as feedstock for biodiesel, an industrial lubricant, a candle base, a forming agent in lipstick and a binder in inks. Canola seed is processed into two principal products: canola oil, which accounts for approximately 44% of the seed’s content, and canola meal, which accounts for the remainder of the seed’s content. Canola meal is produced from the crushed seed and is used for animal feed.

North American Canola Seed Market

The value of the North American canola seed market is estimated to be $1.4 billion, with approximately 94% of the market being planted with biotech seeds. As a result of recent consolidation in the seed and agrichemical industry, three major canola seed brands—BASF’s InVigor (formerly Bayer), Corteva Pioneer (formerly DuPont) and Bayer Dekalb (formerly Monsanto)—collectively accounted for over 75% of total planted acres in Canada in 2016.

In 2017, the North American canola acreage totaled approximately 25 million acres, with Canada accounting for approximately 23 million acres. In Canada, canola is the most cultivated crop, and has accounted for approximately 20% of all Canadian cropland since 2010. According to the Canola Council of Canada, as of 2017, the canola industry accounts for approximately CAD 27 billion in domestic economic activity annually. Canada is also the largest exporter of canola grain and canola oil, primarily to China, the United States and Chile. During the past decade, there has been significant investment in elevators, crushing and refining capacity in Canada to support the growing global demand for canola exports. In 2015, the Canadian government announced an investment of $9.5 million to support the canola industry (which, combined with industry contributions, represented a total investment of $19 million over five years).

Yield increases enabled by biotech seeds have become an essential component of increasing production to meet the growing global demand for canola products. The principal traits that have driven increased yield in canola are herbicide tolerance, disease resistance and pod shatter reduction. The vast majority of canola grown in North America contains herbicide tolerance. As of 2017, BASF is the only major breeding company that will offer canola seeds with the pod shatter reduction trait.

Rice Seed Market

Rice is the staple food for a majority of the world’s population, making rice production an essential component of global food security and an ideal target for trait development. Rice is grown in tropical and subtropical regions around the world, primarily in China, India and Southeast Asia. Typically, improvements to rice yield have been achieved through conventional plant breeding techniques. Global crop production of rice was estimated to be approximately 740 million metric tons in 2016.

For the 2017 growing season, approximately 370 million acres of land were utilized globally for rice crops, of which approximately three million are in the United States.

Flax Seed Market

Flax is a food and fiber crop with seed uses for industrial, food and feed purposes. As a food crop, flax serves as a source of high quality omega-3 fatty acids, which provide numerous health benefits for consumers. In addition, animal producers commonly include flax in animal rations for better animal health and to enrich omega-3 content of animal products.

For the 2017 growing season, approximately six million acres of land were utilized globally for flax crops, of which approximately one million are in Canada. On the Canadian prairies, most flax farmers grow canola in their rotation. In fact, an optimal crop rotation is from a cereal-like wheat or barley to flax to canola to soybean.

Potato Seed Market

The potato is the fourth-largest food crop globally, a staple food in many parts of the world and the largest vegetable crop in the United States. As the world’s most important non-grain food crop, potato is central to global food security. However, outside of its natural range in South America, potato has a narrow genetic base resulting from limited germplasm introductions to Europe, which has resulted in susceptibility to various pests and diseases. Late blight, which is the fungal pathogen that triggered the great Irish potato famine, remains a widespread crop disease, destroying an estimated 15% of the global annual potato crop.

For the 2017 growing season, approximately 37 million acres of land were utilized globally for potato crops, of which approximately one million acres are in the United States, with the majority being produced in Idaho and Washington.

BUSINESS

Our mission is to bring to market the broadest portfolio of non-transgenic traits that enable the world’s farmers to grow sustainable, globally accepted crops.

Business Overview

We are a biotechnology company using advanced technologies to develop desirable plant traits for the global seed industry. Founded in 2001, we have developed and are commercializing a proprietary and highly differentiated gene-editing technology, which we refer to as the Rapid Trait Development System. RTDS enables us to efficiently introduce customizable, specific and predictable value-enhancing traits into plants and microorganisms. This ability to precisely edit plant genes without the integration of foreign genetic material, or recombinant DNA, establishes our technology as truly non-transgenic, both in process and product, and distinguishes us from competitors. Our gene-editing approach accelerates the processes that underlie natural breeding and provides a versatile and low-cost means to increase crop yields for farmers, to develop healthier food for consumers, and to reduce waste for a sustainable agricultural ecosystem. We have taken care to responsibly improve characteristics in plants as our trait products are indistinguishable from those that could occur in nature. We believe RTDS can transform the global seed industry by applying advanced trait development to a broader range of crops and geographies than has previously been targeted, enabling us to meet demands across the agricultural value chain—from farmers seeking weed control and disease tolerance options for greater crop yields, to processors looking to improve ease of handling and to minimize waste, to retail consumers increasingly demanding foods that are healthier, more nutritious and safer (e.g., non-allergenic).

Historically, large agricultural chemical companies have introduced desirable traits by employing transgenic processes, in which foreign genetic material is integrated into the plant’s genetic code. The integration of this recombinant DNA typically results in seeds being classified as genetically engineered, or bioengineered, or genetically modified organisms, and therefore subject to strict regulation in many countries. With transgenic techniques, it can take more than a decade and cost up to an estimated $135 million to develop a single plant trait, assess it for safety and receive regulatory approval prior to commercialization. In contrast, RTDS can be used to develop a desirable plant trait, such as disease tolerance, and introduce it into multiple crops within months, enabling trait commercialization within five years and at a significantly lower cost than transgenic techniques. Our target market is the $39 billion global seed industry. As seeds with traits developed through RTDS are non-transgenic and not subject to heightened GMO regulation in certain of our key agricultural markets, we are able to develop traits that can compete across the seed market—in the $17 billion conventional seed market (non-GMO), and also in the $21 billion biotech seed market (comprising seeds with traits developed through biotechnology). We believe value in this sector can be captured by engineered seeds that improve yields, sustainability and consumer appeal. We believe our technology, commercial relationships and reputation within the global seed industry position us well to accelerate growth in the already fast-growing biotech seed market by providing competitive, non-transgenic options as well as to share in growth of the non-GMO conventional seed market through the non-transgenic introduction of desirable traits. For example, by developing disease-resistance traits that protect against key diseases while reducing the volume and frequency of fungicide applications, we believe we can capture additional value from the global market for fungicide, valued at over $15 billion, which is used to protect crops against fungal plant diseases.

Our commercial strategy has two pillars. First, in North America, we have launched our proprietary branded canola seed product in the $1.4 billion North American canola seed market. The launch of our first commercial product, SU Canola (canola tolerant to specific sulfonylurea herbicides), has enabled us to establish our brand, build market confidence in our technology and demonstrate the power and commercial viability of our non-transgenic gene-editing process. In anticipation of future traits being launched in our branded canola seeds we relaunched our branded canola seeds in September 2018 under the brand name, Falco. Currently, sulfonylurea-tolerant canola seeds are the only product being sold under the Falco brand name. The high-value North American canola seed market has grown by 133% from approximately $600 million (17 million acres) in 2008 to $1.4 billion (25 million acres) in 2017. Since we first launched SU Canola in the United States in the 2016 growing season, it has attained approximately a 4% share (measured by acres planted) in the U.S. canola market. Following our limited pre-launch in the Canadian provinces of Manitoba and Saskatchewan this year, we intend to fully launch SU Canola more broadly in those provinces in the 2019 growing season. SU Canola’s non-transgenic nature is recognized in key target canola/oilseed rape markets, and neither the regulatory authorities in the United States nor Canada consider SU Canola to be a product of genetic engineering. In response to market demand for non-GMO products, we have established important industry partnerships to incentivize the cultivation of our SU Canola product. For example, large agribusiness companies, such as Cargill and Bunge, have established agreements to provide farmers non-GMO premiums when they deliver grain produced from our SU Canola seed to their crushing facilities. Building on our success with SU Canola, our canola product candidates for the North American market include additional herbicide tolerances, yield protection and disease tolerance traits. In the North American canola market, our goal is to produce and sell seeds that enable farmers to grow the highest yielding, most profitable canola crops. We expect to launch up to three next-generation canola hybrids in 2019 and each of our yield protection trait (pod shatter reduction) and our disease tolerance trait between 2020 and 2023.

The second pillar of our commercial strategy, outside of the North American canola seed market, is to develop and license our RTDS-developed crop traits to leading seed companies. We have developed desirable traits in crops that are positioned to be grown and sold in key target agricultural markets, such as the United States, Canada, Argentina, China and potentially other markets over time. Licensing traits gives us the greatest opportunity to penetrate these markets efficiently, while leveraging our licensing partners’ breeding and commercialization expertise. Having proven the capabilities of RTDS in canola, we expect to launch and license our first herbicide tolerant rice product between 2020 and 2023. We estimate the addressable rice market to be a $1.9 billion market opportunity. Further, as part of our initial focus we have established additional customizable “crop platforms” for trait development in flax, potato and cassava, and we are developing crop platforms for trait development in peanut, wheat and corn. We also intend to develop a crop platform in soybean with the potential to expand to all other major crops. Including our yield protection and disease tolerance canola traits and our herbicide tolerance rice traits, described above, we expect to launch six traits in three crops within the next five years, each of which we believe addresses a significant market opportunity. To date, the transgenic development of crop traits by large agricultural chemical companies has been mostly limited to herbicide tolerance and insect resistance traits in corn and soybean, and, to a lesser extent, cotton and canola. RTDS is able to address important trait needs, such as disease tolerance and pod shatter reduction, which have not historically been focused on by the large agricultural chemical companies. The non-transgenic development of these under-addressed traits in major crops is a key component of the licensing pillar of our commercial strategy.

For the nine months ended September 30, 2018 and the year ended December 31, 2017, we generated $2.6 million and $2.7 million in revenue and our net loss was $30.1 million and $40.9 million, respectively. These results reflect that we currently have only one commercialized product, SU Canola, which is available in the United States and, on a limited basis, in Canada.

Our Proprietary Technologies

We are pioneering a new technological era in agriculture that leverages our expertise in genomics, gene editing and cell culture. Desirable plant traits can take decades to successfully develop and commercialize through conventional and transgenic techniques. RTDS can achieve the results of these processes on a non-transgenic basis, introducing into plants customizable, specific and predictable combinations of value-enhancing traits that can be commercialized in less than five years. RTDS functions effectively as a “trait machine” that enables us to isolate a single plant cell, make the desired genetic edits in that cell, and regenerate that cell into an entire plant. We have developed the know-how to design traits that meet specific customer demands. In this regard, RTDS is capable of delivering multiple desirable traits (or “stacked” traits) within the same plant. For example, starting with our elite, herbicide-tolerant canola parent seed, we have developed traits such as pod shatter reduction, which increases yields realized by farmers, and improved oil quality, which appeals to consumers.

The trait machine enables us to provide customized plant products with tailored traits to our seed company licensing partners, based upon such company’s specific needs, tailored for the demands and geographic location of their farmer customers, as illustrated in the following graphic:

We have developed extensive genomics and computational biology expertise, which enables us to determine what to edit based upon a deep understanding, at a molecular level, of which genes or edits to those genes contribute to specific characteristics of a plant. Our proprietary process begins by isolating single plant cells for editing. We harness the cell’s intrinsic DNA repair system to edit specific targeted bases within the genome, which can include using a GRON. The GRON acts as a “DNA template,” guiding the cell’s innate repair machinery to make specific edits to the DNA’s targeted base pairs. In some cases, we use DNA-breaking reagents, such as CRISPR-Cas9, which act as “molecular scissors,” to make site-specific cuts in the DNA of the plant cell. Once the repair process is complete, any editing reagents are entirely degraded by the cell’s natural processes. At this point we have precisely edited a single plant cell. This genetically edited cell does not contain any foreign genetic material, establishing our technology as truly non-transgenic, both in process and product. This aspect of our technology distinguishes us from competitors who deploy transgenic gene-editing processes. Once the presence of the new trait is confirmed, we apply our proprietary, industry-leading cell culture expertise to regenerate and grow an entire plant with the desired traits introduced by our targeted edits. Our product is nature-identical, whereby it mirrors a desirable plant trait that could occur in plants through randomly occurring mutations in nature or through conventional plant breeding.

Our proprietary technologies and traits are protected by more than 300 patents and patent applications worldwide across 16 patent families. We hold key patents and patent applications with respect to RTDS gene-editing methods, ODM molecules, delivery methods for our ODM molecules, and applications of our RTDS technologies. We believe our patent portfolio provides us with a significant competitive advantage and creates a barrier to entry for potential competitors.

Our Value Proposition to Farmers and the Commercial Opportunity it Creates

Farmers’ profit is generally determined by taking the revenue generated when they sell their crop and deducting the cost of their inputs and labor. Our seeds and traits are designed to add value on both sides of this equation.

Farmers’ Revenue

A farmer’s revenue from the sale of crops is a factor of volume and price. Given a fixed amount of farmable land, volume is primarily driven by yield, which is the amount of sellable output per acre of land. Yield is impacted by many factors, including seed, weather, disease, pests and other stresses, both external and internal to the crop being grown. We have traits in development for reduced pod shatter in canola and for disease tolerance in multiple crops. Because these traits have the potential to significantly increase crop yield, they have the corresponding potential to increase a farmer’s revenue.

With respect to price, a crop with a desirable trait typically results in a premium paid to farmers for their output. For example, due to strong demand for non-GMO canola oil and meal, both Cargill and Bunge, two of the largest processors in North America, offer premiums to farmers who deliver grain produced from our SU Canola seed to their crushing facilities. As a result, a farmer who delivers one metric ton of grain produced from our SU Canola would receive $35 in additional revenue for that growing season compared to a farmer who delivers an equivalent amount of grain that is not eligible for the Cargill or Bunge non-GMO premium.

Other traits that we are developing, such as high-oleic oil, also have the potential to command premiums in the marketplace for our farmer customers.

Farmers’ Input Costs

Farmers need four primary crop inputs: seed, fertilizer, crop protection and labor.

Planted seeds require fertilizer to augment yields when soil nutrition is a limiting factor, and crop protection products are applied to protect yield by killing weeds (herbicides) that compete with the crop for resources and by controlling disease and pests (fungicides and insecticides) that might kill or damage the crop. The objective of seed and fertilizer inputs is to increase yield; in contrast, the focus of crop protection inputs is to preserve destruction of existing yield capacity.

Additionally, labor and associated costs (equipment, fuel, etc.) are used to plant the crop, apply the other inputs and facilitate harvest.

Over the past several decades, seed technology, primarily transgenic trait development, has transferred some of the value from the other input categories into the seeds. For example, herbicide resistant seeds have reduced the volume and frequency of herbicide application for a farmer, providing herbicide cost savings and reduced herbicide application labor costs. Likewise, disease resistant seeds are anticipated to reduce the volume and frequency of fungicide applications. Any net reduction in these input costs has the ability to directly improve the farmer’s profitability, and lower herbicide and fungicide use to produce the crop is likely to appeal to consumers and the environment, thereby reducing the impact of high efficiency agriculture production.

The Commercial Opportunity

Historically, given the potential for higher profitability, farmers have been willing to pay for the incremental value created by the increased yield and/or reduced input and labor costs of higher technology seed. For example, as new herbicide resistance and yield enhancing traits were introduced into the North American canola market, the average price per bag of seed rose significantly. Since 2008, the average price of a 50-pound (10-acre) bag of canola seed has almost doubled from approximately $395 to $700, according to AGDATA. At a macro level, this seed technology value creation is evidenced by the increase in total value of the principal seed markets into which significant new traits have been introduced—corn and soybean, and, to a lesser extent, cotton and canola. Heavy investment by large agricultural chemical companies in traits for corn and soybean, which represent over 60% of the seed industry’s $39 billion market value, has driven yield and hybrid performance, generating value for the farmer and for the trait development/seed companies.

With estimated costs of up to $135 million and the approximately 10 to 13 years required to develop and commercialize a new trait, large market participants have not focused on developing transgenic traits beyond corn, soybean, cotton and canola—with cotton and canola being underserved relative to corn and soybean. Transgenic crops only represent approximately 13% of global arable land use. Our RTDS technologies allow for non-transgenic trait development and commercialization in less than five years at a cost of less than $10 million, allowing us to also pursue trait development and commercialization in alternative crops, such as flax, potato and other underserved crops. The lower cost and increased speed of RTDS allow for trait development, and the creation of higher value seeds, in a wide range of less mature crop markets, creating “white space opportunities.” These trait development white space opportunities represent new value that can be shared with farmers, much like those in corn and soybean. For example, rice and potato—crops with a combined accessible market of $4.2 billion globally—are crops with little or no historical trait development, creating white space opportunities for the development of herbicide and disease resistance.

Major Row Crop: 2017 Global Seed Value / Global Planted Acres
Our Initial Focus Crops
$/acre
40
20
0
$41.57
$28.27
$20.92
$19.59
$16.00
$5.63
$3.07
Corn
Soybean
Cotton
Canola
Flax
Rice
Wheat
Commercialized Traits
Herbicide Tolerance
Insect Resistance
Disease Resistance
Abiotic Stresses
Consumer
Market Trait Penetration
High
Medium
Low
None
Our trait development focus

Source: Phillips McDougall, USDA, ISAAA, Flax Council of Canada, North Dakota Foundation Seedstocks.
Note:
1. Trait market penetration based on management estimate of current trait adoption compared to market opportunity, based on survey of public information regarding commercialized traits
2. Flax $ / acre based on U.S. and Canada metrics

Our Competitive Strengths

We believe that we are strategically well-positioned to develop innovative traits and products with high-value commercial applications. Our competitive strengths include:

•	Proprietary, non-transgenic gene-editing technology and significant cell culture expertise and know-how that distinguishes us from competitors. Our patent-protected RTDS can deliver multiple desirable traits within the same plant without the integration of foreign genetic material. Our technology sets us apart from other gene-editing companies as a result of its non-transgenic foundation, in both process and product. Furthermore, over our 17-year history, we have developed a cell culture technology that enables us to design and transfer a plant in the greenhouse with desirable traits within just a few months.
•	Focus on delivering novel solutions that make farmers more profitable. We are strategically focused on developing novel solutions that drive value for farmers in crops, particularly crops which have been underserved due to limitations in existing technology and cost from development to commercialization. While there has historically been significant investment for transgenic trait development in crops such as corn and soybean and, to a lesser extent, cotton and canola, we are now able to introduce new, non-transgenic traits for crops such as rice, flax, cassava and potato in an efficient and low-cost manner. These crops have been neglected by large market participants and have little or no historical trait development, providing us access to significant market opportunities with limited competition from transgenic crops. We believe our ability to increase the value of crops by introducing alternative and novel traits will be a significant demand driver as farmers search for solutions that can increase their profitability.
•	Ability to stack traits and develop customized seed products that benefit farmers, processors and consumers. Through RTDS, we have established a reproducible, automated process whereby we can develop customized plant products with multiple desirable traits specifically chosen to meet needs across the agricultural value chain. As a result, we can offer products that, for example, enhance crop yields for farmers while producing healthier and more nutritious foods for consumers. This demonstrated ability to stack multiple, desirable traits in plants distinguishes us from other agricultural gene-editing companies. We expect our first stacked products, SU Canola with each of our yield protection (pod shatter reduction) and/or disease tolerance trait, to be launched between 2020 and 2023. With RTDS, we are developing a trait portfolio across major crops that addresses significant market opportunities. SU Canola and our near-term portfolio of canola traits validates the power of RTDS and demonstrates to potential licensing customers the commercial viability of our non-transgenic gene-editing process.

•	Recognized as non-transgenic in key target markets due to our unique process and products. Numerous regulatory agencies in the Americas, including the United States, Canada and Argentina, have confirmed that our RTDS-developed trait products are non-transgenic and are not subject to heightened GMO regulation in these markets. The non-transgenic categorization of our trait products in these key target markets provides us with significant advantages. First, we are able to bring our seeds to market quickly and at a low cost, in part because our products are not subject to the time-consuming regulatory hurdles that apply to transgenic products. Further, we are well-positioned to capitalize on increasing consumer demand for non-GMO products in these target markets.
•	Capital-efficient and highly scalable business model. We have a capital-efficient, low-cost and highly-scalable business model. Our trait licensing strategy is based on our core strengths in research and development and trait development. We will continue to focus on advancing our gene-editing technologies toward developing plants with desired characteristics and intend to largely partner and license our traits to leading seed companies who will manage plant breeding and commercialization. Focusing on trait development while leveraging our licensing partners’ breeding and commercialization expertise, market presence and geographic reach will reduce our expenses and allow us to pursue diversified growth across multiple revenue streams and invest across the agricultural value chain to commercialize products.
•	Premier management team with broad expertise. Our management and senior leadership team has more than 300 years of cumulative industry experience and brings broad knowledge across key areas of our business, including research and development, seed marketing, patent royalty management and regulatory compliance and oversight. Our Chief Executive Officer, Dr. Peter Beetham, and our Chief Scientific Officer, Dr. Greg Gocal, are founding members of the management team and each played a key role in developing our RTDS. Our leadership has a significant track record of scientific breakthroughs and product development at prestigious academic and research institutions and well-known agri-business companies, including the Boyce Thompson Institute at Cornell University, the Salk Institute for Biological Studies, Chemtura Corp., Monsanto Company, Dow AgroSciences LLC, Mycogen Seeds and DeKalb Genetics Corp. with memberships in the American Seed Trade Association, Canadian Seed Trade Association and European Seed Association.

Our Growth Strategy

Our objective is to be the leading provider of non-transgenic traits to market participants across the agricultural value chain in a broad variety of crop markets. We believe that there are significant opportunities to grow our business on a global basis by executing on the following key elements of our strategy:

•	Commercialize a full line of our own branded canola seed in North America. Our first commercial product, SU Canola in North America, has sold out its inventory in each of its first three years on the market as demand from existing and new customers has exceeded our annual supply each year, subject to returns pursuant to our return policy. We will continue to expand our distribution networks and work with our processor business partners, such as Cargill and Bunge, to take advantage of this market momentum and continue to gain market share with new, innovative canola products. Expanding beyond SU Canola, we expect to launch up to three next-generation canola hybrids in 2019 and each of our yield protection trait (pod shatter reduction) and our disease tolerance trait between 2020 and 2023, which we believe positions us to be able to offer the best performing product in the $1.4 billion North American canola seed market.

•	Pursue trait-licensing collaborations with market-leading seed companies in canola (oilseed rape) and other crops and geographies. In addition to commercializing our canola seed products in North America, we intend to license our RTDS-developed desirable plant traits to third-party seed companies. We are well positioned to develop multiple traits in parental lines for our licensing partners’ most elite hybrids. We believe that combining our traits with their leading regional germplasm and market presence is cost efficient and can lead to the rapid adoption and market acceptance of our technologies.
•	Advance our research and development capabilities to remain at the forefront of non-transgenic gene editing and advanced plant breeding. We believe RTDS comprises the leading non-transgenic gene-editing technologies and advanced plant breeding techniques. We will continue to invest in, and improve upon, our core strengths in research and development to maintain this leadership position. For example, in addition to our established customizable crop platforms in canola, rice, flax, potato and cassava, we are using RTDS to develop crop platforms in peanut, wheat and corn. We also intend to develop a crop platform in soybean, with the potential to expand to all other major crops. We intend to develop multiple plant traits, including herbicide modes of action, key disease tolerances and yield enhancements in canola, rice, flax, potato, peanut, wheat, corn and soybean. Our goal is to launch six traits in three crops within the next five years, each of which we believe addresses a significant market opportunity by creating value for farmers, processors and consumers. We also have opportunities to extend our gene-editing expertise to other applications, including through our Nucelis team, who is deploying RTDS for non-transgenic trait development in microorganisms, principally yeast, bacteria and algae.
•	Continue to engage with regulatory agencies as policies evolve, and gain market share as global markets open to non-transgenic gene-edited crops. Regulatory authorities around the world have been working for many years to interpret or adapt existing regulations in relation to gene-editing technologies such as those deployed within RTDS. Some authorities, such as those in the United States, Canada, Argentina, Brazil and Chile, have established regulatory procedures that identify crops developed through non-transgenic breeding technologies as non-GMO or not subject to heightened GMO regulation. As a result, it is anticipated that non-transgenic, nature-identical crops developed through RTDS will not be subject to GMO regulation in these territories. In other jurisdictions, regulatory authorities and policy-makers are at various stages of internal review or expert and public consultation, and we will follow such developments closely. A growing number of national governments recognize the potential of gene editing and are encouraging innovation to help address the challenges faced by sustainable food production worldwide. These governments are seeking consistent and proportional regulatory policies for gene-edited crops in order to promote much-needed innovation and to facilitate global trade. Working within a developing regulatory framework we will continue to work closely with regulatory agencies and policy-makers to ensure we meet their requirements to facilitate regulatory approval of our products.

Our Trait Machine Solution

RTDS functions effectively as a “trait machine” in offering a rapid, precise and non-transgenic breeding alternative for plant trait improvement to address both urgent agricultural challenges and shifting consumer preferences in a manner that we believe should be accepted as efficacious, safe and ethical by farmers, processors, consumers and regulators.

To implement our trait machine in any crop species for which the agricultural value chain seeks desired traits, we begin by developing a “crop platform”—a fundamental understanding of the relevant crop and the development of a crop-specific predictable, reproducible process to isolate a single plant cell, make the desired genetic edits in that cell, and regenerate that cell into an entire plant possessing the desired traits. Once we have established this process flow as a predictable, reproducible progression, the crop platform is complete and can effectively function as an automated trait machine. This trait machine allows for the rapid and efficient production of customizable crops with multiple stacked traits to address specific needs across the agricultural value chain.

Cibus Proprietary Trait Machine

Rapid Trait Development System (RTDS) is a family of gene-editing technologies that precisely and efficiently produces non-transgenic plant traits

SINGLE PLANT

Flexibility to develop traits in elite genetics

ISOLATE A SINGLE PLANT CELL

Significant cell culture know-how

CHOOSE DESIRED TRAITS / STACK MULTIPLE TRAITS

GRON

Patented technology allows for very precise edits

REGENERATE PLANT WITH DESIRED TRAITS FROM SINGLE CELL

Herbicide Tolerance
Pod Shatter Reduction
Oil Quality
Disease Resistance

Less than 5 years and less than $10 million for entire trait development process

Our RTDS Technologies

Background

At the heart of our trait machine is the RTDS, which is a suite of technologies that enable us to isolate a single plant cell, make the desired genetic edits in that cell, and regenerate that cell into an entire plant.

What to edit: Differences in DNA sequences, many of which are a variation in a single base pair in a DNA sequence, underlie some of the most important traits in plants. We utilize our extensive genomics expertise to analyze, classify and catalogue plant DNA sequences responsible for specific traits. By knowing exactly which genes or edits to those genes contribute to specific characteristics of a plant, we are able to rapidly deploy our gene-editing capabilities to obtain desired plant traits.

How to edit: As a key component of our RTDS, we deploy oligonucleotides, which edit specific targeted bases within the genome by acting as a “DNA template” to guide the cell’s innate repair machinery to make specific edits to the DNA’s targeted base pairs. In some cases, we combine these powerful oligonucleotides with DNA-breaking reagents, such as CRISPR-Cas9, to enhance the efficiency and precision of our RTDS.

Cell culture: Gene edits introduced into a single plant cell are only commercially viable if they can be cultured and regenerated into whole plants having the desired trait associated with the edited genotype. Our proprietary cell culture expertise enables us to regenerate and grow an entire plant with the desired traits introduced by our targeted edits.

Once we have identified which genes to edit, RTDS can operate within the genome, such as through an oligonucleotide-directed mutagenesis (“ODM”) technique. ODM emerged as a gene-editing technique in the 1970s and 1980s, when it was first used to achieve targeted mutations in yeast cells. Its first application in plants occurred nearly 20 years ago, when researchers, including our Chief Executive Officer, Dr. Peter Beetham, were able to edit tobacco plant cells to become resistant to sulfonylurea herbicides. Following this breakthrough, modified plant cells were cultured and regenerated into whole plants that produced hybrid progeny with heritable and stable gene mutations for this herbicide resistance trait.

We believe that we have been at the forefront of continuously improving the efficiency of gene editing and subsequent cell culture processes, which have made the RTDS increasingly faster and more efficient.

RTDS Conversion Process—GRONs are Chemically Synthesized Directed Mutagens

Our RTDS can effect ODM using a carefully designed oligonucleotide, which we refer to as the gene repair oligonucleotide, or GRON. The GRON is a chemically-engineered combination of DNA and modified nucleotides and other end-protective chemistries, the structure of which is carefully and purposefully designed.

To maintain the non-transgenic nature of our RTDS, the GRON is blocked from undergoing recombination (or insertion) with the plant DNA by its end-protective chemical structure. A GRON contains no biologically derived material; it is produced with an automated chemical synthesizer and purified like any other chemical mutagen. In addition, the GRON is formulated without the need for a delivery vector, which ensures that no foreign or extraneous DNA is inserted into the plant DNA. As a result of this carefully designed structure, the GRON acts as a mutagen, and RTDS can serve as a targeted mutagenesis system, rather than a transgenic process.

To effect precision gene editing, the GRON contains carefully sequenced DNA building blocks, but is specifically designed to include a mismatch in one or a few base pairs compared to the target gene’s DNA sequence. This genome sequencing and purposeful mismatch permits the GRON to act as a “DNA template” for the DNA sequence to be edited.

Mechanism of GRON Action

The GRON’s DNA template operates by using the plant DNA’s natural or inherent mismatch-repair system to effect a change.

Once inside the cell, the GRON is transported to the nucleus and, based on the GRON’s sequence design, binds with the specific DNA sequence targeted for editing—a process referred to as specific hybridization. However, in connection with this pairing, the designed mismatch between the GRON and the DNA sequence ensures that there is no correspondence between the GRON and the plant genome at the specific target site. Consequently, no binding occurs at this specific site. The cell detects this mismatch and signals the cell’s natural repair system to change the gene’s sequence in order to match the GRON template. The cell uses enzymes to remove the mismatched nucleotide or nucleotides from the plant’s DNA sequence, and a new DNA sequence, which corresponds to the GRON DNA template, is resynthesized to correct the mismatch, thereby producing a continuous sequence using the cell’s own source of nucleotides.

The ability of the GRON to specifically hybridize with great affinity to its target, and its resistance to premature degradation, allows the cellular gene-repair machinery time to locate and replace, insert or delete the targeted DNA nucleotide(s) on both strands of the genomic DNA. When the DNA strands are corrected to the GRON’s DNA sequence, the GRON is degraded by the cell’s natural processes, and the gene functions under its natural control mechanisms.

Through the controlled and precise mode of action of ODM utilizing the GRON, random or excessive mutations are prevented.

Improving Efficiency – ODM in Combination with Engineered Nucleases

While significant and practical gene-editing frequency is possible through ODM utilizing the GRON alone, various techniques can enhance the efficiency of the GRON’s editing process. For example, our GRON has achieved significant conversion efficiency improvements when combined with certain engineered nucleases designed to precisely introduce controlled DNA double-strand breaks. These engineered nucleases include meganucleases, zinc finger nucleases, TAL effector nucleases (TALENs) and clustered regularly interspaced short palindromic repeats (CRISPR)-associated endonuclease Cas9 (CRISPR-Cas9). Our RTDS technologies have been significantly enhanced where our GRONs are used to reliably and precisely target DNA sequence changes close to a cut site made by such DNA-breaking reagents.

GRON Mode of Action in Combination with CRISPR-Cas9

The following diagram depicts our RTDS process deploying the GRON in combination with a CRISPR-Cas9 DNA breaker:

GRON-Mediated Editing Process

GRON

1. Use directed nucleases (such as CRISPR / TALEN) to make a targeted cut in DNA sequence
2. GRON is paired with the plant DNA sequence. The pairing only occurs at the gene target region
3. The GRON induces or makes a mismatch with the plant DNA sequence
4. The plant's native DNA repair enzymes recognize the mismatch and repair the plant's DNA using the GRON as a template
5. Gene-editing is complete and the targeted gene has been repaired
6. Following the repair, the GRON is degraded by the cell's natural processes

A Non-Transgenic Process and Product

Until the advent of our RTDS technologies, the preponderance of commercial plant traits derived from biotechnology was based on transgenic products and processes. RTDS introduces a commercially viable, non-transgenic alternative.

The mode of action of ODM utilizing the GRON does not incorporate extra genes into the plant genome. Rather, the GRON functions only as a DNA template, guiding the plant to effect a change to its DNA with its own natural mechanisms. This is central to the design and structuring of the GRON, which uses end-protective chemical structures to prevent recombination with the plant’s DNA. Moreover, GRONs contain no biologically derived material—they are produced with an automated chemical synthesizer and purified like any other chemical agent. As a result, the GRON operates solely as a traditional mutagen. Because the GRON is fully degraded by the cell’s natural processes, the final trait products of our RTDS are indistinguishable from those that could occur in nature.

In addition, the GRON does not require a delivery vector, which ensures that no foreign or extraneous DNA is inserted into the plant cell as part of the RTDS process. This enables the RTDS process to serve as a targeted mutagenesis system, rather than a transgenic process.

The Uniqueness of Our Trait Machine

Operating within the framework of our crop platforms, we believe our trait machine is unique in the following ways:

•	It is truly non-transgenic, both in process and product, as it is able to precisely edit plant genes without the integration of foreign genetic material, or recombinant DNA;
•	It uses elite genetic parental lines as the starting material for the gene-editing process, making trait development and trait stacking more efficient;

•	It moves from single cell to regenerated whole plant possessing desired traits more quickly and efficiently than other comparable technologies;
•	It is standardized, precise, reproducible and automated, making trait development customizable and trait stacking efficient and rapid; and
•	It is scalable using newly acquired robotics and has been largely automated to further accelerate the trait development process.

Commercial Approach and Product Portfolio

The flexibility afforded by our trait machine allows us to leverage a commercial strategy comprised of two pillars. First, in North America, we have launched and will continue to build upon our proprietary branded canola seed products. We intend to continue marketing our proprietary branded canola seed, build market confidence in our technology, and demonstrate the power and commercial viability of our non-transgenic gene-editing process by introducing additional canola traits for commercialization into our branded seeds. The second pillar of our commercial strategy, outside of the North American canola seed market, is to develop and license our RTDS-developed crop traits to leading seed companies. We have developed, and will continue to develop, desirable traits in crops that are positioned to be grown and sold in our key target agricultural markets, such as the United States, Canada, Argentina, China and potentially other markets over time.

We believe RTDS can transform the global seed industry by applying advanced trait development to a broader range of crops and geographies than has previously been targeted, enabling us to meet demands across the agricultural value chain—from farmers seeking weed control and disease tolerance options for greater crop yields, to processors looking to improve ease of handling and to minimize waste, to retail consumers increasingly demanding foods that are healthier, more nutritious and safer (e.g., non-allergenic). In each case, desirable plant traits have been, or are currently being, developed using our RTDS technologies to address these value chain needs:

•	For farmers seeking options for greater crop yields, herbicide and disease tolerance traits are designed to allow farmers to more effectively use herbicides and fungicides, respectively, to either kill weeds that compete with the crop for resources or to control fungi that might kill or damage the crop, thereby allowing the crop to thrive and produce greater yields.
•	For processors looking to improve ease of handling and to minimize waste, our pod shatter reduction trait is designed to produce more durable canola pods that would be less susceptible to premature shattering and seed loss during harvest as well as disease resistance traits that will minimize waste in the food system.
•	For retail consumers seeking foods that are healthier, more nutritious and safer, we are developing various traits, including traits that would produce healthier, higher quality canola oil, and a trait that would eliminate aflatoxin—a known liver carcinogen—from peanut.

Crop Platform—Trait Product by Anticipated Launch Year

Discovery
Trait Validation
Commercialization
Crop Platform Development
Trait Development
Greenhouse Trait Testing
Field Testing
Registration
Launch
2017 Market Size ($Bn)
Canola
SU Tolerance
Pod Shatter Reduction
Oil Quality
Disease Resistance
HT 2
HT 3
2016
2020-2023
2020-2023
2020-2023
2020-2023
2023+
~$1.7
Rice
HT 1
HT 2
Disease Resistance
2020-2023
2020-2023
2023+
~$2.1
Flax
HT 1
2020-2023
~$0.02**
Potato
HT 1
Disease Resistance
2023+
2023+
~$2.1
Corn
HT 1
HT 2
Disease Resistance
2023+
2023+
2023+
~$16.4
Wheat
HT 1
HT 2
Disease Resistance
2023+
2023+
2023+
~$1.4
Peanut
Aflatoxin-free
2023+
~$0.1*
Soybean
Disease Resistance
2023+
~$8.4

SU – sulfonylurea herbicide HT – Herbicide Tolerance trait * – U.S. only ** – U.S. and Canada

Source: Phillips McDougall, Flax Council of Canada, North Dakota Foundation Seedstocks.

Germplasm

We believe that we have a highly competitive collection of our own proprietary germplasm in which we are developing traits for our branded canola seed products. This conviction is based on the diversity and nature of the items in our collection and how well they have been evaluated, measured and cataloged. Germplasm comprises collections of parental lines and other genetic resources representing the diversity of a crop, the attributes of which are inherited from generation to generation. Germplasm is a key strategic asset since it forms the basis of plant breeding programs and product development. While we utilize our own proprietary germplasm portfolio for our canola crop platform, for our other crop platforms we will partner with seed companies to develop our product candidates in their germplasm.

Proprietary Branded Canola Seed

We have launched our first product, SU Canola, in the $1.4 billion North American canola seed market. SU Canola, which contains our trait for resistance to specific sulfonylurea herbicides, was first commercially introduced in the United States in the 2016 growing season. Since its launch, SU Canola has attained approximately a 4% share (measured by acres planted) of the U.S. canola market. U.S. sales of SU Canola have increased more than 200% year-over-year for each of 2017 and 2016, and it has sold out its inventory in each of its first three years on the market as demand from existing and new customers has exceeded our annual supply each year, subject to returns pursuant to our return policy. In Canada, SU Canola is the first new herbicide tolerance trait to be approved in the past 15 years. Following our limited pre-launch in the Canadian provinces of Manitoba and Saskatchewan this year, we intend to fully launch SU Canola more broadly in those provinces in the 2019 growing season.

As a critical part of our commercial strategy in the North American canola seed market, we have developed key commercial partnerships with herbicide manufacturers, distribution agents and processing partners. We plan to leverage our commercial partnerships developed in connection with the commercialization of SU Canola while continuing to offer additional canola traits under our proprietary branded seeds.

In order for a commercial crop seed product to be viable, it must provide farmers with an effective weed control system, comprising a foundational herbicide tolerance trait coupled with a correlated herbicide product. For SU Canola, we have partnered with Rotam Global AgroSciences Ltd. (“Rotam Global”), a well-known crop protection product manufacturer, as our chemistry partner. Rotam Global has developed two sulfonylurea herbicide products exclusively registered for SU Canola: Draft™ and Cleat™. On each acre planted with our

SU Canola, Rotam Global offers farmer support for the use of the applicable sulfonylurea herbicide product and, in return, captures value for their chemistry. When used together, SU Canola and Rotam Global’s applicable sulfonylurea herbicide product form an efficient and economical weed control crop system. Rotam Global is also our chosen partner for China, where we intend to fully launch SU Canola in 2020.

In addition, we have established deep supply channel relationships with key distribution partners (Wilbur-Ellis Holdings, Inc. and West Central Distribution, LLC) and processor business partners (Cargill and Bunge). These partnerships provide a mechanism for seed distribution and guaranteed offtake, and they deliver important financial incentives to farmers purchasing SU Canola. Wilbur-Ellis Holdings, Inc. (through John Deere Financial) offers interest-free financing to qualified customers for purchases of SU Canola. Because of the non-transgenic nature of SU Canola, our processor business partners (Cargill in the United States, Bunge in Canada) offer farmers non-GMO premiums upon delivery of grain produced from SU Canola seed. These off-take premiums reflect the retail market premiums that are driven by growing market demand for non-GMO products, which Cargill and Bunge subsequently capture from their resale of identity-preserved non-transgenic canola oil.

Further, we created a purchase incentives rewards program to benefit farmers with respect to our SU Canola product as we seek to grow our market share. Through the program, we offer farmers various incentives, including rebates, promotional trips and other rewards, for purchasing our SU Canola product. We have continued those programs as we launched the Falco brand with the objective of getting a foothold and gaining share in the North American canola market. As we continue to grow our market share, and gain greater market acceptance, we intend to phase out this program.

Canola Product Portfolio

As shown in the chart above, in addition to our initial SU Canola herbicide tolerance trait, we are developing five canola traits, which we expect to commercially launch within the next 2–5 years. We plan to commercialize these traits both through incorporation of the traits in our proprietary branded canola seed and through licensing the traits to seed companies. We expect to launch up to three next-generation canola hybrids in 2019 and each of our yield protection trait (pod shatter reduction) and our disease tolerance trait between 2020 and 2023. Our goal is to produce and sell seeds that enable North American farmers to grow the highest yielding, most profitable canola crops.

Beyond our weed control traits, our most advanced canola trait in development is a yield protection trait (pod shatter reduction) that will protect and increase farmers’ yields by producing robust seed pods that are less likely to open prematurely in harsh weather or during harvest. We have commenced field trials for the trait, and it is expected to be commercially launched between 2020 and 2023. Preliminary yield comparison data based on one year of internal field trials, primarily in the canola growing regions of Canada and the United States, suggest a statistically significant yield increase (approximately 10%) compared to the average yield of our existing SU Canola product. We are also developing two additional herbicide modes of action traits, a disease tolerance trait and a modified oil trait that will produce a healthier, higher quality canola oil for consumers. We expect that the addition of stacked traits in our SU Canola product could increase gross profit over time by approximately $10 per acre, per trait.

Alongside our trait development, our canola breeding and genetic potential continues to improve. We expect to continue to introduce our traits into our most elite parent varieties to further augment the commercial success of our proprietary branded canola seed product in North America.

Trait Licensing

In addition to commercializing our proprietary branded canola seed products in North America, we intend to continue to develop and to license our RTDS-developed desirable crop traits to leading third-party seed companies globally. We are well positioned to develop multiple traits in parental lines for our licensing partners’ most elite hybrids. We believe that combining our traits with their leading regional germplasm and market presence allows us to focus on advancing our research and development platform, while passing to our partners the cost and risks associated with commercial seed production and marketing. Focusing on our core trait development strengths, we will share in the resulting increased product value through the trait and seed royalties that we will receive.

Our RTDS technologies allow us to pursue trait development and commercialization in all major crops, including traditionally underserved crops such as flax, peanut and potato. Because large agricultural chemical companies have historically invested primarily in trait development for corn and soybean, we are uniquely positioned to take advantage of “white space opportunities” by also pursuing trait development and commercialization in alternative crops. Consequently, working through our licensing partners, we can create higher value seeds in a wide range of less mature crops markets.

We have developed desirable traits in crops that are positioned to be grown and sold in our key target agricultural markets, such as the United States, Canada, Argentina, China and potentially other markets over time. Licensing traits gives us the opportunity to penetrate these markets efficiently while leveraging our licensing partners’ breeding and commercialization expertise.

Trait Licensing Product Portfolio

In addition to canola, we have established customizable crop platforms for trait development in rice, flax, potato and cassava, and we are leveraging our broad and deep cell culture experience to develop crop platforms for trait development in peanut, wheat and corn. We also intend to develop a crop platform in soybean with the potential to expand to all other major crops. Having proven the capabilities of RTDS in canola, we expect to launch and license our first herbicide tolerant rice product between 2020 and 2023. We estimate the addressable rice market to be a $1.9 billion market opportunity. Including our canola traits, and our herbicide tolerance rice traits, described above, we expect to launch six traits in three crops within the next five years, each of which we believe addresses a significant market opportunity.

As shown in the chart above, we are currently developing five canola traits, three rice traits and one flax trait—traits that we expect to begin licensing within the next 2–5 years.

Rice

In rice, we are developing two foundational herbicide modes of action traits, both of which we expect to launch between 2020 and 2023. Validation of our rice platform with these traits will allow us to develop and stack additional traits for farmers to increase yield by controlling disease and insect pests and to improve nitrogen use efficiency by reducing the use of costly fertilizers that have a significant environmental footprint.

Flax

With funding in part from the Canadian government and the Flax Council of Canada, we have worked on developing non-transgenic flax traits. Using RTDS, we are developing a foundational herbicide mode of action trait for glyphosate resistance in flax, which we believe is the first non-transgenic glyphosate resistance trait in a crop. We expect to begin licensing this glyphosate resistance trait by 2021. We expect to stack additional traits for farmers to increase yield by controlling disease and to improve nitrogen use efficiency by reducing the use of costly fertilizers that have a significant environmental footprint, and for consumers to increase the amount and composition of this already healthy oil.

Potato

In potato, we are developing two foundation traits—a herbicide mode of action trait and a late blight disease resistance trait, which we expect to launch in 5–7 years. Validation of our potato platform with these traits will allow us to develop and stack a variety of appealing traits for consumers and farmers.

Peanut, Wheat and Corn

We are also developing crop platforms for trait development in peanut, wheat and corn.

•	In peanut, we have developed the capability to regenerate plants from single cells. Beyond the synergies across our crop platforms that enabled this development, we believe addressing disease in canola will help us address similar diseases in peanut and soybean. Other disease targets in our pipeline may enable us to address aflatoxin in peanut. Aflatoxin is a known liver carcinogen produced by certain fungi when they grow on foods such as peanut, corn and sorghum. Finally, we intend to leverage our capabilities in peanut to develop additional crop platforms in other legumes, including soybean.

•	In wheat, which is the largest cultivated crop globally, we are developing an herbicide resistance trait to address increasingly challenging weed control issues, and resistance traits for key diseases in wheat. Further, our team’s learnings from developing and validating our rice platform is being applied to develop additional crop platforms for cereals, including wheat and corn.
•	In corn, we are working to develop two herbicide resistance traits. Validation of our corn platform with these traits will allow us to develop and stack additional traits for farmers and for consumers.

Material Use and Transfer Agreements

We are party to various material use and transfer agreements pursuant to which counterparties have granted licenses with respect to certain plant or seed varieties, including certain derivatives and materials produced therefrom, for specified terms. We use the materials provided under such material use and transfer agreements for a variety of research and/or test purposes, in accordance with the terms of our agreements.

Near Term Milestones

As we execute on the two pillars of our commercial strategy, we anticipate the achievement of several key milestones during 2019. With respect to our Falco branded canola, we expect to provide updates regarding the launch of new hybrids in North America and relating to seed sales metrics. With respect to our research and development efforts, we expect to obtain initial greenhouse and field testing results for additional traits, including pod shatter resistance and disease resistance in canola and herbicide tolerance modes of action in canola, rice and flax. As we roll out our trait licensing business, we intend to announce our entry into certain key licensing agreements.

Nucelis – Applications of Our Technology in Microorganisms

We launched Nucelis to deploy our RTDS technologies outside agricultural crop traits. Through Nucelis, we are applying our RTDS technologies for trait development in microorganisms, including yeast, bacteria and algae. Our yeast production system relies on gene-edited yeasts, which possess increased yield traits. Through Nucelis’ yeast platform, we have developed our first product, ergosterol, which will launch in 2019. We are pursuing the commercialization of ergosterol through a collaboration with Fermic S.A. de C.V. (“Fermic”), a Mexican company that has world class fermentation and downstream manufacturing equipment and processing expertise. In this relationship, we provide a higher-yielding route to ergosterol, with reduced production costs. Fermic will sell the ergosterol through their existing market channels and Nucelis will receive royalties on these sales.

Ergosterol is the key intermediate in the production of vitamin D2, which serves as a supplement to prevent and treat vitamin D deficiency. When exposed to ultraviolet light, ergosterol undergoes a chemical reaction and is converted to vitamin D2. Today, vitamin D2 production is effectively concentrated in three manufacturers, one of which controls approximately 50% of production.

Our strategy through Nucelis is to build a partnering business which we call our Accelerated Strain Advancement Process (“ASAP”). Our plan is to leverage our extensive gene-editing technology to contract with customers on a global basis to either:

•	Improve existing commercial microorganism strains to deliver higher yields of product; or
•	Develop novel fermentation based routes to both new and existing products.

We are deploying a licensing business model where customers fund the research work at Nucelis to develop new microorganism strains and Nucelis receives a royalty based on the volume of product customers produce using a new strain. Our main focus is in GMO-sensitive markets, such as food and nutrition, cosmetics, and flavor and fragrance.

We have recently entered into a new royalty based ASAP project with a customer in China and we have a robust pipeline of customers/projects at various stages of development. We also plan to build our business with Fermic beyond ergosterol by targeting specialty products in the food and feed market sectors.

Intellectual Property

We are innovators in precision gene editing. We rely on a combination of patent, trademark, copyright, and trade secret laws in the United States and other jurisdictions to protect our intellectual property rights. No single patent or trademark is material to our business as a whole.

Our proprietary technologies and trait product candidates are protected by more than 300 patents and patent applications worldwide across 16 patent families. The scope of such intellectual property protection depends on the laws of the local jurisdiction, which, in some jurisdictions, may provide less protection than the laws of the United States. Moreover, the duration of protection varies between different types of intellectual property rights. For instance, in the United States patents generally remain in force for 20 years from the filing of the patent application. Our issued patents are expected to expire between 2020 and 2037. We hold key patents and patent applications with respect to RTDS gene-editing methods, ODM molecules, delivery methods for our ODM molecules, and applications of our RTDS technologies. We believe our patent portfolio provides us with a significant competitive advantage and creates a barrier to entry for potential competitors. In addition, as of August 2018, we own more than 30 trademark registrations and applications related to our products, product candidates, processes and technology. We anticipate we will apply for additional patents and trademark registrations in the future as we develop new products, product candidates, processes and technologies.

We also rely on trade secrets to develop and maintain our proprietary position and protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. We seek to protect our proprietary technologies, in part, through confidentiality agreements with our employees, consultants, scientific advisors, contractors and others with access to our proprietary information. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by our competitors.

In addition to our own intellectual property, we have also entered into a number of licensing arrangements pursuant to which we license third-party technologies and intellectual property. These are typically non-exclusive contracts provided under royalty-accruing or paid-up licenses.

Government Regulation and Product Approval

Overview

We sell or plan to sell, directly or indirectly through licensing arrangements, our products globally into our key target agricultural markets, including the United States and Canada. Our first product, SU Canola, which is tolerant to specific sulfonylurea herbicides, is considered non-transgenic in the United States and Canada by the USDA and HC/CFIA, respectively. It is currently marketed under our own branded seed.

We have already successfully navigated several regulatory hurdles in North America—notably, our products have been treated in the same manner as the products of traditional mutagenesis in both the United States and Canada. Specifically, U.S. and Canadian regulators have determined that our first product outcomes of our RTDS technologies are non-transgenic and, consequently, that products developed using these technologies will be regulated as such.

United States

In the United States, the USDA, the FDA and the EPA have a coordinated framework to regulate the application of biotechnology to agriculture through a system of environmental (and food) laws and regulations.

The United States is deemed a self-regulatory jurisdiction, wherein it is industry’s responsibility to comport with applicable rules in the first instance, subject to appropriate regulatory oversight by government agencies. Currently, transgenic technologies used in agriculture are overseen by the USDA’s APHIS. Under the PPA, the USDA requires anyone who wishes to import, transport interstate, or plant a “regulated article” to apply for a permit or notify APHIS that the introduction will be made. Regulated articles are defined as any organism which has been altered or produced through genetic engineering which APHIS determines is a plant pest or has reason to believe is a plant pest. A person may petition APHIS that a particular regulated article is unlikely to pose a plant pest risk, and, therefore, is no longer regulated under the plant pest provisions of the PPA. The petition process can be a multi-year process that varies based on a number of factors, including APHIS’ familiarity with similar products, the type and scope of the environmental review conducted, and the number and types of public comments received. APHIS conducts a comprehensive science-based review of the petition to assess, among other things, plant pest risk, environmental considerations pursuant to the National Environmental Policy Act of 1969 and any potential impact on endangered species. If, upon the completion of the review, APHIS grants the petition, the product is no longer deemed a “regulated article” and the petitioner may commercialize the product, subject to any conditions set forth in the decision. If APHIS does not determine the product to be non-regulated, the product may be subject to extensive regulation, including permitting requirements for import, handling, interstate movement, and release into the environment, and inspections.

Our RTDS technologies do not involve insertion or integration of foreign reagents into plant DNA, but result in site-specific mutations identical to those occurring in nature. The final product does not contain foreign genetic material. Consequently, both process and product are non-transgenic. In 2004, APHIS informed us in writing that products developed using our RTDS (specifically where we used the GRON in an early version of our technologies under the RTDS umbrella) are not subject to regulation under the PPA. Therefore, it is not necessary under current USDA and APHIS regulations to file a notification to conduct a field trial or seek permission to commercialize a product created using those technologies. There can be no guarantee that these governing regulations will not change. Government regulations, regulatory systems, and the politics that influence them vary widely among jurisdictions. Historically, changes to the U.S. regulatory paradigm for these technologies have been infrequent, are typically preceded by notice, and are often subject to public comment.

We have continued to work closely with the USDA and the coordinated framework to ensure we are compliant with our more recent technologies developed as part of RTDS. More recently the USDA implemented a process known as AIR (“Am I Regulated?”). This has been used by many newer companies to help evaluate the novel breeding technologies under the broad umbrella of gene editing. In 2018, the USDA decided to not require an assessment on products that used modern forms of mutagenesis if it was clear these outcomes could occur in nature. This recent opinion by the USDA applies to our newer technologies under the RTDS umbrella. We continue to work with the USDA as producing new products that are herbicide tolerant or have multiple edits that will need to be assessed with the AIR program.

Further, some of our products may be subject to FDA food product regulations or EPA environmental impact regulations. This would apply only to products not already listed on our commercial pipeline. The FDA primarily derives its regulatory power from the FDCA, which has been amended over time by several subsequent laws. To execute its responsibilities, the FDA employs a team to conduct inspections and collect and analyze product samples. The FDA also regulates ingredients, packaging, and labeling of foods, including nutrition and health claims and the nutrition facts panel. Foods are typically not subject to premarket review and approval requirements, with limited exceptions.

Under Section 409 of the FDCA, any substance that is reasonably expected to become a component of food is considered a “food additive” that is subject to premarket approval by the FDA, unless the substance is GRAS. Companies are responsible for making an initial determination of whether a food substance falls under an existing food additive regulation, requires a new food additive petition, or is GRAS. A company may market a new food ingredient based on its independent determination that the substance is GRAS; however, the FDA can disagree and take enforcement action. Developers routinely consult with the FDA prior to marketing and, in most cases, foods derived from modified plant varieties are not subject to premarket review and approval processes.

The FDA is currently evaluating its approach to the regulation of gene-edited plants. The FDA’s thinking on the use of genome editing techniques to produce new plant varieties that are used for human or animal food continues to evolve. To that end, in January 2017 the FDA announced a RFC seeking public input to help inform its thinking about human and animal foods derived from new plant varieties produced using genome editing techniques. Among other things, the RFC asks for data and information in response to questions about the safety of foods from gene-edited plants, such as whether categories of gene-edited plants present food safety risks different from other plants produced through traditional plant breeding. If the FDA enacts new regulations or policies with respect to gene-edited plants, such policies could result in additional compliance costs and/or delay the commercialization of our product candidates.

In addition, it is also possible that some products, into which we introduce novel herbicide tolerances, will be subject to EPA regulation. If the specific novel trait is deemed to be a possible pest or the novel herbicide is part of a new registration, the EPA will regulate the distribution, sale or use. The Biopesticides and Pollution Prevention Division of the office of Pesticide Programs under FIFRA administers such regulatory oversight. This evaluation will determine the reasonable certainty that no harm from pesticide residues occurs in food and feed. Exemptions and tolerances are set by the FDCA. In addition, the EPA has the authority on reporting and testing requirements for herbicides and food provided by the Toxic Substances Control Act.

Canada

In Canada, the sale of new plant traits, or foods derived from genetically modified plants, is initially regulated through a pre-market notification requirement. Canada considers these to be “novel foods.” HC is responsible for ensuring that all foods, including those derived from biotechnology, are safe prior to their entering the Canadian food system. HC uses a pre-market notification system to conduct a thorough safety assessment of all biotechnology-derived foods to determine that a novel food is safe and nutritious before allowing it in Canada. The CFIA is responsible for regulating the environmental release of PNTs. The CFIA reviews and inspects PNTs. PNTs, defined in the Seeds Regulations, are (i) plants into which a trait or traits have been intentionally introduced and (ii) where the trait is new in Canada and has the potential to impact the environment.

Approval of a PNT or a novel food product does not take into account the method with which such product was produced. Rather, Canada employs a product-based (as opposed to a process-based) approach to its regulatory practice. Therefore, crops developed through our RTDS technologies are evaluated in the same manner as crops developed through other breeding methods, whether we derived products through conventional or modern forms of mutagenesis. Additionally, the CFIA operates a Remutation Policy whereby plants containing the same mutation as a previously authorized plant of the same species are included in the authorization of the original PNT, and are subject to the same conditions.

In December 2013, the CFIA approved SU Canola as a PNT. After evaluating information on the environmental, animal and human health safety of the product, the CFIA concluded that the product “does not present altered environmental risk nor, as a novel feed, does it present livestock feed safety concerns when compared to canola varieties currently grown and permitted to be used as livestock feed in Canada.” Further, HC notified us in 2016 that it had no objection to the food use of SU Canola, finding no concerns in its review of the product related to food safety. Therefore, SU Canola may be fully commercialized in Canada. In conjunction with this approval, our partner Rotam successfully registered the SU herbicide registered as Draft™ to be sprayed over our SU Canola with the PMRA, a branch of HC. PMRA is responsible for herbicide regulation in Canada and is under the authority of the Pest Control Products Act.

Canola, as one of Canada’s major field crops, is subject to variety registration. The variety registration is a regulatory requirement of the Seeds Act and like PNTs, is administered by the CFIA. Generally, variety registration is a two-year process in which potential new varieties (hybrids) are grown during the normal season at a defined number of suitable locations. In the first year, data is privately generated and in the second year, the Western Canada Canola/Rapeseed Recommending Committee (“WCC/RRC”) manages public trials of potential new varieties. At the end of each season, the collected data is compared to a set of reference varieties. In order for the WCC/RRC to recommend to CFIA that new hybrids be registered, candidates must meet or exceed a defined set of criteria for grain quality (composition) and disease resistance. The criteria include oil and protein content and a maximum level of saturated fat, erucic acid and glucosinolates in the meal. Since Canada exports 90% of its canola grain, oil and meal, to be registered for sale, hybrids including traits are cleared for export trade. Finally, to sell a registered hybrid, it must also meet hybridity standards. In early 2017, we received a late season registration for a SU Canola hybrid in Canada, and we completed a limited launch of this product for the 2018 growing season in the provinces of Manitoba and Saskatchewan. Work is underway to register additional SU Canola hybrids for the Canadian market.

European Union

The background of EU regulation is primarily based on a EU Directive 2001/18/EC. The Directive defines GMOs broadly as “organism[s], with the exception of human beings, in which the genetic material has been altered in a way that does not occur naturally by mating and/or natural recombination.” Food that contains, consists of, or is produced from GMOs is referred to as genetically modified food. In the EU, GMOs or genetically modified food or feed products can only be sold in the market once they have been properly authorized. This Directive is only for organisms that are deemed to be deliberately released into the environment. Any genetically modified micro-organisms that are for contained use are regulated under a different directive, EU Directive 2009/41/EC.

The procedures for the evaluation and authorization of GMOs or genetically modified food or feed products are established by Regulation (EC) 1829/2003 on genetically modified food and feed and Directive 2001/18/EC on the release of GMOs into the environment. An application for authorization must be submitted under

Directive 2001/18/EC if a company seeks to release GMOs for experimental purposes (e.g., field tests) and/or to sell GMOs, as such or in products, in the market (e.g., cultivation, importation or processing). In turn, an application for authorization must be submitted under Regulation (EC) 1829/2003 if a company seeks to sell GMOs in the market for food and feed use and/or food and feed products containing or produced from GMOs. At the national level, EU member states have the ability to restrict or prohibit GMO cultivation in their territories by invoking grounds such as environmental or agricultural policy objectives, town and country-planning, land use, coexistence, socio-economic impacts or public policy.

In addition, Directive 2001/18/EC, Regulation (EC) 1829/2003 and Regulation (EC) 1830/2003 establish specific labeling and traceability requirements for GMOs and products that contain or are produced from GMOs. Finally, Directives 2002/53/EC and 2002/55/EC require genetically modified varieties to be authorized in accordance with Directive 2001/18/EC and/or Regulation (EC) 1829/2003, as applicable, before they can be included in a “Common Catalogue of Varieties,” which would permit the seeds of such genetically modified varieties to be marketed in the EU.

In the EU, one of our RTDS technologies is well known as ODM. In the period between 2011 and 2015 we requested guidance from EU competent authorities in Germany, Sweden, the UK, Ireland, Finland and Spain to determine the requirements in order to conduct field trials with a winter oilseed rape line developed using ODM technology. These competent authorities issued opinions that the line could be excluded from Directive 2001/18/EC and be tested in field trials like any other new variety. These opinions were consistent with recent submissions to the ECJ Case 528/16 made by, amongst others, the European Commission. The opinions were also consistent with the non-binding opinion of the Advocate-General in the same case. However, the final ruling, issued on July 25 2018, concluded that organisms obtained by modern mutagenesis plant breeding techniques, including ODM technologies, are GMOs and fall, in principle, under Directive 2001/18/EC and are subject to the obligations established in such directive, including the stringent pre-market authorization and associated environmental risk assessment requirements. The ECJ found further that varieties obtained by modern forms of mutagenesis are genetically modified varieties covered by Directive 2002/53/EC, and are therefore subject to the obligations of such directive. The ECJ clarified that only mutagenesis techniques which have been used in a number of applications and have a long safety record can be exempted from these requirements, although EU member states remain free to subject even such exempted organisms to the obligations under Directive 2001/18/EC, or to other obligations.

As a result of the ECJ ruling, the authorities of EU member states must treat organisms obtained by new techniques of directed mutagenesis, including those utilized in substantially all of the product candidates in our current pipeline, as GMOs. Such organisms are therefore subject to the pre-market assessments and authorization procedures derived from Directive 2001/18/EC or, if applicable, Regulation (EC) 1829/2003, as well as to the labeling and traceability requirements applicable to GMOs. Based on the status of the current EU regulations, as recently interpreted by the ECJ, and subject to any future regulatory development in the EU, there cannot be any guarantee that our products will be authorized for sale in the EU without remaining subject to the stringent regulations applicable to GMOs. We cannot predict any consequent changes in the global regulatory landscape regarding gene editing in plants.

Other Jurisdictions with Established Procedures Applicable to New Plant Breeding Techniques

Argentina

The Argentinian authority, CONABIA, is responsible for the regulation of GMOs under Resolution 763/11 which provides an overall regulatory framework and Resolution 701/11 which provides specific procedures for plant GMOs, including field trials and commercial release.

In 2015, CONABIA introduced Resolution 173/15, which provides procedures to establish if a crop obtained with the aid of new plant breeding techniques is a GMO as defined under Resolution 763/11. The analysis is case-by-case and can provide a preliminary answer in the design stage of a new product.

In 2018, CONABIA reviewed a Cibus canola line developed using ODM technology within the RTDS and concluded that it was not a GMO as defined by Resolution 763/11.

Brazil

The Brazilian authority, CTNBio, is responsible for the regulation of GMOs under Law No. 11.105 of 2005, which provides for safety norms and inspection mechanisms for activities with GMOs and their by-products.

In 2018, CTNBio introduced Normative Resolution No 16, which provides procedures to establish if a crop obtained with the aid of new plant breeding techniques is a GMO as defined under Law No. 11.105 of 2005. The analysis is case-by-case with the primary determining factor for non-GMO status being the absence of recombinant DNA/RNA in the product.

Chile

The Chilean authority, SAG, is responsible for the regulation of GMOs under Resolution No 1523/2001, which controls the entry and introduction to the environment of Living Modified Organisms.

IN 2017, SAG issued a statement indicating that scientific advances had allowed the development of a new generation of biotechnological techniques of plant breeding other than transgenic, and as a result, SAG considers it necessary to solve case by case if the material of propagation developed by any of these techniques is found within or out of the scope of Resolution No. 1523/2001.

SAG has provided procedures to establish if a crop product obtained with the aid of new plant breeding techniques is a GMO as defined under Resolution No 1523/2001. SAG will evaluate the background information presented on the technique and will verify if the crop product in question possesses a new combination of genetic material. Thereafter, SAG will pronounce by resolution, if the crop product is within or out of the scope of Resolution No. 1523/2001.

For these purposes, a new combination of genetic material will be understood as a stable insertion of one or more genes or DNA sequences encoding proteins, interfering RNA, double stranded RNA, signaling peptides or regulatory sequences.

Competition

The markets for agricultural biotechnology seeds and traits are highly competitive, and we face significant competition in both our branded canola seed and trait licensing businesses. Competition for improving plant genetics comes from conventional and advanced plant breeding techniques, as well as from the development of desirable plant traits through gene-editing techniques. Competition for the discovery of new desirable traits based on biotechnology is likely to come from a relatively small number of major global agricultural chemical companies, including BASF, Bayer, Corteva AgriScience (DowDuPont) and Syngenta, smaller biotechnology research companies and institutions, including Arcadia Biosciences, Calyxt, Keygene, Pairwise Plants, Benson Hill Biosystems and Precision BioSciences, and academic institutions. Generally, companies deploying a trait or intellectual property licensing model have significantly higher operating margins compared to those of major agricultural companies. For improving crop yields, our traits compete as a system with other practices, including the application of crop protection chemicals, fertilizer formulations, farm mechanization, other biotechnology, and information management. Programs to improve genetics and chemistry are generally concentrated within a relatively small number of large companies, while non-genetic approaches are underway with a broader set of companies.

Many of our current or potential competitors, either alone or with their research and development or collaboration partners, have significantly greater financial resources and expertise in research and development, manufacturing, testing and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through research and development and collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel, as well as in acquiring technologies complementary to, or necessary for, our programs.

Employees

As of December 31, 2018, we had 134 full-time employees. We consider our employee relations to be good. None of our employees are represented by a labor union or collective bargaining agreement.

Research and Development

As of December 31, 2018, we had 79 employees dedicated to research and development. Our research and development team has technical expertise in genomics, genome engineering, molecular biology, biochemistry, genetics and genetic engineering, cell cultures, plant physiology, plant breeding, strain engineering and fermentation. Our research and development activities are conducted principally at our San Diego, California facilities. We have made, and will continue to make, substantial investments in research and development. Our research and development expenses were $13.5 million, $13.1 million, $17.1 million and $19.9 million for the nine months ended September 30, 2018 and 2017 and for the years ended December 31, 2017 and 2016, respectively.

Facilities

Our headquarters is located in San Diego, California, where we lease approximately 53,000 square feet of office, laboratory and greenhouse space. The lease is scheduled to expire on January 31, 2022.

Additionally, we lease approximately 30,000 square feet of greenhouse space in Encinitas, California. This lease is scheduled to expire on September 15, 2023 and we have the option to extend the lease for an additional five-year period on or before December 31, 2021.

We also lease office space in Woodbury, Minnesota, Winnipeg, Canada and Kapelle, The Netherlands. These office facilities are leased on a month-to-month basis.

Legal Proceedings

We currently are not a party to any material litigation or other material legal proceedings. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business.

Corporate Information

We were originally incorporated on September 11, 2008, as Cibus Global, Ltd., a British Virgin Islands business company. As discussed above, we will change our domicile and continue as a Delaware corporation, in addition to changing our name to Cibus Corp., in connection with and prior to the closing of this offering. Our principal executive offices are located at 6455 Nancy Ridge Drive, San Diego, California 92121, and our telephone number is +1 (858) 450-0008. We also maintain a website at www.cibus.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

MANAGEMENT

Directors, Director Nominees and Executive Officers

Set forth below is information regarding (a) our Board of Directors and executive officers as of the date of this prospectus and (b) our director nominee, Sam Samad. Immediately following the pricing of this offering, our Board of Directors is expected to consist of 10 members.

Name	Age	Position
Peter Beetham, Ph.D.	56	Chief Executive Officer & President & Director
Greg Gocal, Ph.D.	50	Chief Scientific Officer & Executive Vice President
Jim Hinrichs	51	Chief Financial Officer
Jonathan Wygant	49	Chief Accounting Officer
Rory Riggs	65	Chairman of the Board of Directors
Gerhard Prante, Ph.D.	76	Vice Chairman of the Board of Directors
Mark Finn	75	Director
Jean-Pierre Lehmann	79	Director
Eugene Linden	72	Director
Mark Lu	60	Director
Alain Pompidou, Ph.D.	76	Director
Keith Walker, Ph.D.	70	Director
Sam Samad	49	Director Nominee*
*	Mr. Samad will become a member of our Board of Directors immediately following the pricing of this offering.

Peter Beetham, Ph.D. is our co-founder and has served as our Chief Executive Officer & President since July 2014. Dr. Beetham also serves on our Board of Directors. Previously Dr. Beetham served as our Senior Vice President of Research and Development and served in other executive capacities. Dr. Beetham has over 30 years of experience in agriculture. Prior to joining Cibus, Dr. Beetham was Research Director of the Plant and Industrial Products Division at ValiGen and a Senior Scientist at Kimeragen where he led research teams exploring gene targeting. Part of his extensive research experience was at the Boyce Thompson Institute at Cornell University, where he was a postdoctoral scientist and one of the pioneers of the early work that led to our RTDS technologies. Dr. Beetham was employed by the Department of Agriculture and Rural Affairs, Victoria, Australia from 1985 to 1992. He served as a scientific officer based at the Plant Research Institute, working with research groups throughout Southeast Asia and the South Pacific. Dr. Beetham received his Ph.D. in Plant Molecular Virology from QUT in Brisbane, Australia and is a B.Sc. (Hons) graduate of Monash University, Melbourne, Australia.

We believe Mr. Beetham’s expertise in the agricultural industry, and his role as our co-founder, qualifies him to serve on our Board of Directors.

Greg Gocal, Ph.D. is our co-founder and has served as our Chief Scientific Officer & Executive Vice President since 2016. Prior to that, he served as our Senior Vice President of Research and Development from 2014 to 2016, and from 2010 to 2014 served as Vice President of Research. In 2000, Dr. Gocal joined an innovative cross disciplinary team at ValiGen, our predecessor, as the lead molecular biologist. Within the Plant and Industrial Products Division, his team began developing the RTDS suite of technologies in plant and microbial systems in what was then the nascent field that has become gene editing. Continuing this focus and enabling our technologies and product pipeline, Dr. Gocal has held various research management positions. Dr. Gocal has studied many aspects of plant biology. He was awarded undergraduate and graduate degrees from the University of Calgary. He worked at CSIRO Plant Industry in Canberra, Australia where he received his Ph.D. in Plant Molecular Biology from the Australian National University, then continued studying in this field as a postdoctoral scientist at the Salk Institute for Biological Studies in La Jolla, California.

Jim Hinrichs has served as our Chief Financial Officer since April 2018. Mr. Hinrichs has over 25 years of corporate finance experience and previously Vice President and Chief Financial Officer of Alere, Inc., a publicly-traded, global diagnostics company, from April 2015 until its sale to Abbott Labs for approximately $8 billion in October 2017. Prior to joining Alere, Inc., Mr. Hinrichs served as Chief Financial Officer of CareFusion Corp., a publicly-traded medical device company, from December 2010 until its sale to Becton Dickenson for $12 billion in March of 2015. Before that, Mr. Hinrichs held various financial leadership positions at CareFusion, Cardinal Health and Merck & Co. He holds graduate and undergraduate degrees in business from Carnegie-Mellon University.

Jonathan Wygant serves as our Chief Accounting Officer and has served as our Vice President & Corporate Controller since May 2018. Mr. Wygant was previously the Corporate Controller and Chief Accounting Officer of Alere, Inc., a diagnostic company, from January 2016 until its sale to Abbott in October of 2017 for approximately $8 billion. Prior to Alere, he served as Corporate Controller and Chief Accounting Officer of CareFusion Corp., a global medical device company, from August 2013 until its sale to Becton Dickinson for $12 billion in March of 2015. His prior experience includes senior finance roles at CareFusion, Cardinal Health and Alaris Medical Systems, a global medical device company purchased by Cardinal Health for $4 billion in 2004 as well as a senior auditor position with PricewaterhouseCoopers. He holds an undergraduate degree in accounting from the University of San Diego.

Rory Riggs is our co-founder and currently serves as Chairman of our Board of Directors, serving on our Board of Directors since our founding in 2001 and as Chairman of our Board since 2014. Mr. Riggs is a co-founder and Chairman of the investment committee of Royalty Pharma, an investment company focused on drug royalties; and founder and Chief Executive Officer of Locus Analytics, LLC, and of Syntax, LLC, data analytics and Fintech companies based on a new information technology platform for economics, business and portfolio management. Mr. Riggs has served as President and a director of Biomatrix, Inc. (acquired by Genzyme Corp.); Chief Executive Officer of RF&P Corporation, an investment company owned by the State of Virginia Retirement System; and a managing director in PaineWebber’s mergers and acquisitions department. Mr. Riggs currently serves as Managing Member of New Ventures, a venture fund focused on healthcare; and on the boards of FibroGen, Inc. (co-founder, publicly-traded) Intra-Cellular Therapies (publicly-traded); GeneNews (publicly-traded); eReceivables (private); and Nuredis (private). Mr. Riggs graduated from Middlebury College and holds an M.B.A. from Columbia University.

We believe that Mr. Riggs’s significant experience in the biopharmaceutical and biotechnology industries, and his founding and leading of our business, qualifies him to serve on our Board of Directors.

Gerhard Prante, Ph.D. serves as Vice Chairman of the Board of Directors, and has served on our Board of Directors since 2011. Dr. Prante became Head of the Agriculture division of Hoechst AG in 1985. After forming AgrEvo GmbH (a joint venture of Hoechst AG and Schering AG), he served as its Chief Executive Officer and Chairman of the Board. Following the merger of Hoechst and Rhone Polenc into Aventis SE, Dr. Prante served as Deputy Chief Executive Officer of Aventis CropScience (which was later acquired by Bayer AG). He then worked as an industry consultant, and served on several boards, including Bayer CropScience AG, Gerresheimer AG, Allessa GmbH and Direvo Industrial Biotechnology GmbH. He studied Agriculture at Kiel University in Germany, and finished his Ph.D. in Agricultural Sciences in 1970. Dr. Prante has served on numerous industry associations, at times as their president, including German Crop Protection and Fertilizer Association (IVA), Europe Crop Protection Association (ECPA), Global Crop Protection Federation (GCPF), Global Plant Science Industry Federation (Croplife International), German Association of Biotech Industry (DIB), and the Federation of Sustainable Agriculture. In his career, Dr. Prante has been a strong proponent of the integration of biotechnology into agribusiness since the mid-1980s, led the $0.7 billion acquisition of Plant Genetic Systems by AgrEvo, and built the InVigor canola business in Canada, in addition to buying and integrating several seed companies.

We believe that Dr. Prante’s experience in the biotechnology industry, and particularly the integration of biotechnology and agribusiness, qualifies him to serve on our Board of Directors.

Mark Finn serves on the Board of Directors. Mr. Finn has also chaired our Audit Committee since 2009. Mr. Finn has been the Chairman and Chief Executive Officer of the Vantage Consulting Group since 1986. Mr. Finn’s previous involvements include the Virginia National Bank, the State of Virginia Retirement Plan’s Investment Advisory Committee, and the Board of Trustees of the Virginia Retirement System. Mr. Finn also chaired the Operations Advisory Committee for the State of Alaska Retirement System. Mr. Finn is also former Chairman of the Board of Directors of RF&P Corporation, a privately held railroad and real estate company. Currently Mr. Finn serves on the advisory board of Auven Therapeutics, a private equity company focused on life science investment, as well as Managing Member of New Ventures I, II and III, all venture funds focused on healthcare. He also is a Director of Enterin Inc. (private), a life sciences company focused on Parkinson’s disease. Since 1989, he has served as an Independent Trustee of several open-end funds sponsored by Legg Mason. He has taught at the University of Virginia Graduate Business School and the College of William and Mary’s Mason School of Business, where he received his M.B.A. in 1987.

We believe that Mr. Finn’s leadership role in our development and growth, and his experience in the life sciences investment space, qualifies him to serve on our Board of Directors.

Jean-Pierre Lehmann has served on our Board of Directors since November 2009. Mr. Lehmann has been a private investor for the past 25 years, with a diversified portfolio in venture capital, private equity, especially in Asia, as well as hotels and commercial and residential real estate in the United States. Prior to this, Mr. Lehmann resided in Geneva, Switzerland, where he managed portfolios for Morval Bank and its holding company. He previously oversaw a diversified holding company for Edmond de Rothschild. Mr. Lehmann is a graduate of the Ecole des Hautes Etudes Commerciales in Paris and holds an M.B.A. from Harvard Business School; he was also an officer in the French Navy.

We believe that Mr. Lehmann’s extensive background in financial investments brings valuable skills to our Board of Directors and qualifies him to serve on our Board of Directors.

Eugene Linden has served on our Board of Directors since 2002. Since 2005, Mr. Linden has served as chief investment strategist for Bennett Management, a hedge fund company that invests in distressed situations. He has published nine environmental books and contributed to many publications. Mr. Linden has served on the Board of Directors of The Polymer Group, Haights Cross Communications, and RARE, a global conservation organization. Mr. Linden received his B.A. from Yale University.

We believe that Mr. Linden’s knowledge of environmental topics and related current issues, and prior experience serving as a director on other corporate and not-for-profit boards, qualifies him to serve on our Board of Directors.

Mark Lu has served on our Board of Directors since January 2016. Mr. Lu is the founder of Rotam Global, and has served as its Chairman since March 2011. Mr. Lu founded several other companies in pharmaceutical formulation and bulk drugs, plant protection, nutrition, wholesale food, retail, specialist packaging, and international trading. He also currently serves as Vice Chairman of Kunshan Rotam Reddy Pharmaceuticals Ltd., a director of Swiss Pharmaceutical Co. Ltd., and a director of Chong Dah Pharmaceutical Co. Ltd. Mr. Lu was previously the Chairman of JRB Packaging Co. Ltd. and previously served as a director of Canada’s T&T Supermarket Chain. Mr. Lu received his B.Com. from Simon Fraser University in Vancouver.

We believe that Mr. Lu’s extensive business experience, including his experience founding and building multiple companies across various industries, qualifies him to serve on our Board of Directors.

Alain Pompidou, Ph.D. has served on our Board of Directors since January 2012. Previously, Dr. Pompidou was a founding member of France’s newly-created National Academy of Technologies and served as both its Vice-Chair and President from 2000 to 2009. Dr. Pompidou also served as Executive President of the European Patent Office from 2004 to 2007. From 1986 to 1997, Dr. Pompidou acted as Special Adviser to the Prime Minister of France, the French Minister of Research and Higher Education and the French Minister of Health, and was a member of the European Parliament from 1989 to 1999. Dr. Pompidou taught as a professor of histology, embryology and cytogenetics at the University of Paris from 1974 to 2004. Further, he has also served on the consultative and scientific committees of numerous national, European, and international organizations, including the World Health Organization; the United Nations Educational, Scientific and Cultural Organization; the European Commission; and the Ethics Committee of the Human Genome Organization. Dr. Pompidou received a Ph.D. and M.A. from the University René Descartes and a Doctor Honoris Causa from Beijing University.

We believe that Dr. Pompidou’s substantial service and experience in the health and science industries, including at the international level, qualifies him to serve on our Board of Directors.

Keith Walker, Ph.D. has served on our Board of Directors since July 2014. In 2014, Dr. Walker founded Valley Oils and currently serves as Chairman of its Board of Directors. Dr. Walker was instrumental in transforming the Plant and Industrial Products Division of ValiGen into, and thus founding, Cibus Global, and served as Cibus Global’s President and Chief Executive Officer from November 2001 to July 2014. Previously, Dr. Walker worked at Agrigenetics, Inc. and held a variety of management positions at Mycogen Seeds, an agricultural company that engages in the research, development, and testing of genetics in certain crops, after it acquired Agrigenetics, Inc. He was also a co-founder, director, and Vice President of Research at Plant Genetics, Inc. (“PGI”). Before founding PGI, Dr. Walker served in a variety of research roles with Monsanto, an agricultural biotechnology company. He received a B.A. from the College of Wooster and a Ph.D. in Biology from Yale University.

We believe that Dr. Walker’s experience in agricultural biotechnology, which spans over 40 years, and his leadership role in our development, qualifies him to serve on our Board of Directors.

Sam Samad currently serves as the Senior Vice President and Chief Financial Officer of Illumina, Inc., a global leader in genomics. Prior to joining Illumina, Inc. in January 2017, Mr. Samad held various positions at Cardinal Health, Inc., a pharmaceutical and medical products distributor, from November 2007 to January 2017, including most recently Senior Vice President and Corporate Treasurer. Mr. Samad has also previously held finance roles at Eli Lilly and Company and PepsiCo Inc. Mr. Samad received his B.B.A. from the American University of Beirut in Lebanon and an M.B.A. from McMaster University in Hamilton, Canada.

Mr. Samad was selected to join our Board of Directors because of his experience in the gene sequencing and pharmaceutical industries, as well as his financial expertise.

Composition of the Board of Directors

Immediately following the pricing of this offering, our Board of Directors is expected to consist of 10 members. Each current member of our Board of Directors will continue to serve as a director until the dates set forth below. Immediately following the pricing of this offering, Mr. Samad will be appointed to our Board of Directors, and will serve as a member of our Board of Directors until the date set forth below. Our Certificate of Incorporation and our Bylaws will provide for the division of our Board of Directors into three classes, as nearly equal in number as possible, serving staggered three-year terms. Class I, Class II and Class III directors will serve until our first, second and third annual meetings of stockholders, respectively. Messrs. Finn, Lehmann, Riggs and Samad will be assigned to Class I, Messrs. Linden, Lu and Walker will be assigned to Class II, and Messrs. Beetham, Prante and Pompidou will be assigned to Class III. At each annual meeting of stockholders held after the initial classification, directors will be elected to succeed the class of directors whose terms have expired.

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our Board of Directors to satisfy its oversight responsibilities effectively in light of our business and structure, the Board of Directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Director Independence

Prior to the consummation of this offering, our Board of Directors undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. The Board of Directors reviewed the independence of our directors using the Nasdaq independence standards and, based on this review, determined that Messrs. Finn, Lehmann, Linden, Pompidou, Prante, Riggs and Samad are independent within the meaning of the Nasdaq listing standards currently in effect and that Messrs. Finn, Lehmann, Linden, Pompidou, Prante, Riggs and Samad are independent within the meaning of Section 10A-3 of the Exchange Act.

Under the Nasdaq listing rules we are required to establish three standing committees—an audit committee in compliance with Section 3(a)(58)(A) of the Exchange Act, and a compensation committee and nominating and corporate governance committee comprised of independent directors. Under Nasdaq listing rule 5615(b)(1), a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent committee requirements. With respect to the Compensation Committee, we intend to rely on the phase-in schedules set forth in Nasdaq listing rule 5615(b)(1).

Board Committees

The standing committees of our Board of Directors are described below.

Audit Committee

The Audit Committee will initially be composed of Messrs. Finn, Lehmann, Riggs and Samad, with Mr. Samad serving as Chairperson of the Audit Committee. Our Board of Directors has determined that Messrs. Finn, Lehmann, Riggs and Samad are independent under the applicable standards of the Nasdaq and the Exchange Act. Each of Messrs. Finn, Lehmann, Riggs and Samad qualifies as an “audit committee financial expert” as such term is defined in the regulations under the Exchange Act. We expect that the Audit Committee will comply with the applicable standards of the Nasdaq and the Exchange Act. The Audit Committee is responsible for, among other things, the oversight of the integrity of our financial statements and system of internal controls, the qualifications and independence of our independent registered accounting firm and the performance of our independent auditor. The Audit Committee also has the sole authority and responsibility to select, determine the compensation of, evaluate and, when appropriate, replace our independent registered public accounting firm. In addition, the Audit Committee will review reports from management, legal counsel and third parties relating to the status of compliance with laws, regulations and internal procedures. The Audit Committee will also be responsible for reviewing and discussing with management our policies with respect to risk assessment and risk management.

A copy of our Audit Committee Charter will be available on our website upon consummation of this offering.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee will initially be composed of Messrs. Finn, Linden, Pompidou and Riggs. The Nominating and Corporate Governance Committee is responsible for, among other things, matters of corporate governance and matters relating to the practices, policies and procedures of our Board of Directors, identifying and recommending candidates for election to our Board of Directors and each committee of our Board of Directors, and reviewing, at least annually, our corporate governance principles.

A copy of our Nominating and Corporate Governance Committee Charter will be available on our website upon consummation of this offering.

Compensation Committee

The Compensation Committee will initially be composed of Messrs. Prante, Riggs and Walker. The Compensation Committee is responsible for, among other things, reviewing and approving our overall compensation philosophy and overseeing the administration of related compensation benefit programs, policies and practices. The Compensation Committee is also responsible for annually reviewing and approving the corporate goals and objectives relevant to the compensation of our chief executive officer and other executive officers and evaluating their performance in light of these goals, reviewing the compensation of our executive officers and other appropriate officers, and administering our incentive and equity based compensation plans.

A copy of our Compensation Committee Charter will be available on our website upon consummation of this offering.

Commercialization and Regulatory Committee

The Commercialization and Regulatory Committee will initially be composed of Messrs. Prante, Lehmann and Riggs. The Commercialization and Regulatory Committee is responsible for reviewing the financial performance of, and commercialization strategy for, our products and product candidates, as well as pursuing partnership opportunities for their marketing and distribution. The Commercialization and Regulatory Committee is also responsible for, among other things, monitoring developments in the laws and regulations applicable to us and determining a framework for compliance.

Code of Business Conduct and Ethics

In connection with this offering, we will adopt a Code of Business Conduct and Ethics, or the Code of Conduct, that is applicable to all of our employees, executive officers and directors. Following the completion of this offering, the Code of Conduct will be available on our website. The Audit Committee will be responsible for overseeing the Code of Conduct and may be required to approve any waivers of the Code of Conduct for employees, executive officers and directors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website or in filings under the Exchange Act as required by the applicable rules and exchange requirements.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the total compensation of our named executive officers (“NEOs”) for the year ended December 31, 2018. Our NEOs are Peter Beetham, Ph.D., Jim Hinrichs and Greg Gocal, Ph.D.

Name and Principal Position	Year	Salary ($)	Option Award ($)(1)	All Other Compensation ($)(2)	Total ($)
Peter Beetham, Ph.D.	2018	389,583	1,416,000	33,293	1,838,876
Chief Executive Officer & President
Jim Hinrichs	2018	172,276	4,779,000	24,401	4,975,677
Chief Financial Officer
Greg Gocal, Ph.D.	2018	315,750	1,327,500	14,075	1,657,325
Chief Scientific Officer & Executive Vice President
(1)	Each of the NEOs received, as incentive compensation, certain restricted share awards in 2018, which are intended to constitute “profits interests” for U.S. federal income tax purposes. A description of these awards may be found in the footnotes and the narrative following the “Outstanding Equity Awards at Fiscal Year-End” table. Despite the fact that the awards that are intended to constitute profits interests are called restricted shares and do not require the payment of an exercise price, we believe that they are most similar economically to stock options, and as such, they are properly classified as “options” under the definition provided in Item 402(a)(6)(i) of Regulation S-K as an instrument with an “option-like feature.” Amounts disclosed in this column reflect a grant date fair value of the restricted shares in accordance with FASB ASC Topic 718, but with respect to such award, we recognize share-based compensation equal to the difference between the grant date fair value of $12.96 and $0.09, which is the amount per share paid by each NEO. Assumptions used to calculate the grant date values are described within the notes to our consolidated financial statements included elsewhere in this prospectus.
(2)	Amounts reflected within the “All Other Compensation” column are comprised of the following amounts:
Name	Insurance Premiums(1)	Other(2)	Total
Peter Beetham, Ph.D.	19,478	13,815	33,293
Jim Hinrichs	13,692	10,709	24,401
Greg Gocal, Ph.D.	1,120	12,955	14,075
(1)	The amount in this column reflects the cost of health, dental, life and long-term disability insurance policy premiums that the Company incurred during the 2018 fiscal year.
(2)	The amount in this column reflects taxes paid on behalf of each NEO during the 2018 fiscal year.

Narrative to Summary Compensation Table

The primary elements of compensation for our NEOs are base salary and equity compensation awards. The NEOs also participate in employee benefit plans and programs that we offer to our other full-time employees on the same basis.

Base Salaries

We pay our NEOs a base salary to compensate them for the satisfactory performance of services rendered to us. The base salary payable to each NEO is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Base salaries for our NEOs have generally been set at levels deemed necessary to attract and retain individuals with superior talent. Effective on June 1, 2018, Mr. Beetham and Mr. Gocal each received a merit-based salary increase of 6.6% and 9.0%, respectively. Mr. Beetham’s base salary increased from $375,000 to $400,000 per year and Mr. Gocal’s base salary increased from $300,000 to $327,000 per year.

Equity Compensation

We have granted equity awards to our employees, including our NEOs, as the long-term incentive component of our compensation program. Historically, our Board of Directors has, for incentive purposes, granted restricted share awards on an annual basis to key employees as it has determined appropriate to motivate, retain or reward such employees, and such grants have been made pursuant to the terms of a restricted share plan, restricted share purchase agreements and the Cibus Global Amended and Restated Memorandum of Association and Articles of Association, as currently in effect. These restricted share grants are intended to qualify as profits interests for U.S. federal income tax purposes, entitling the holder to participate in our future appreciation from and after the date of grant of the applicable restricted shares.

Restricted shares granted to our NEOs are typically subject to time-based vesting conditions and are subject to accelerated vesting in the event of a change of control, as defined in the applicable award agreement, provided that the NEO continues to provide services immediately prior to the consummation of such change of control. Refer to the “Outstanding Equity Awards at Fiscal Year-End” table below for a description of the vesting terms that apply to these awards.

In connection with this offering, we intend to adopt the 2019 Incentive Compensation Plan to facilitate the grant of equity-based incentives to our directors, employees (including our NEOs) and consultants and to enable us to obtain and retain the services of these individuals, which we believe is essential to our long-term success. For additional information about the 2019 Incentive Compensation Plan, refer to the section titled “—2019 Equity and Incentive Compensation Plan” below. We also plan to adopt the 2019 Employee Stock Purchase Plan to enable eligible employees (including our NEOs) to acquire a proprietary interest in the future of the Company through the purchase of shares of Class A common stock. For additional information about the 2019 Employee Stock Purchase Plan, refer to the section titled “—2019 Employee Stock Purchase Plan” below.

Retirement, Health, Welfare and Additional Benefits

Our NEOs are eligible to participate in our employee benefit plans and programs, including medical and dental benefits and flexible spending accounts, to the same extent as our other full-time employees, subject to the terms and eligibility requirements of those plans. We also sponsor a 401(k) defined contribution plan in which our NEOs may participate, subject to limits imposed by the Code, to the same extent as our other full-time employees. Currently, we do not match any of the contributions made by participants to the 401(k) plan.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information with respect to outstanding restricted share awards for each of our NEOs as of December 31, 2018. For the restricted shares, which are intended to be profits interests for U.S. federal income tax purposes, the table reflects both vested and unvested restricted shares. The restricted shares are subject to time-based vesting and to an additional requirement that a minimum valuation threshold be met before the holder of the restricted shares is entitled to a distribution in respect of such award.

Our NEOs will continue to hold their outstanding restricted shares following the completion of the offering, but in connection with and prior to the closing of the offering, the awards will be converted into shares of restricted Class A common stock of Cibus Corp. For additional information about the treatment of the outstanding restricted shares of our NEOs in connection with the offering, refer to the sections titled “Our Reorganization and Corporate Conversion” and “Certain Relationships and Related Party Transactions—The Reorganization Transactions and Corporate Conversion.”

	Option Awards
Name	Date of Grant of Options	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)(2)	Option Expiration Date
Peter Beetham, Ph.D.	10/21/2008	8,160	—	4.50	—
	2/1/2010	2,176	—	4.50	—
	5/1/2011	3,264	—	4.50	—
	4/30/2013	544	—	4.50	—
	4/30/2013	7,253	—	4.50	—
	11/30/2013	3,264	—	4.50	—
	11/30/2013	29,562	—	4.50	—
	12/31/2015	11,001	—	4.50	—
	12/31/2015	2,720	—	4.50	—
	12/31/2015	45,567	15,189(3)	4.50	—
	4/30/2016	19,604	9,802(3)	4.50	—
	5/8/2017	13,096	19,545(3)	4.50
	5/8/2017	—	130,565(4)	4.50	—
	9/24/2018	—	10,880(3)	16.27	—
	9/24/2018	—	76,163(4)	16.27	—
Jim Hinrichs	9/24/2018	—	157,766(3)	16.27	—
	9/24/2018	—	136,006(4)	16.27	—

	Option Awards
Name	Date of Grant of Options	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)(2)	Option Expiration Date
Greg Gocal, Ph.D.	10/21/2008	3,264	—	4.50	—
	2/1/2010	1,088	—	4.50	—
	5/1/2011	326	—	4.50	—
	4/30/2013	326	—	4.50	—
	11/30/2013	14,362	—	4.50	—
	12/31/2014	10,880	—	4.50	—
	12/31/2015	5,125	—	4.50	—
	12/31/2015	979	—	4.50	—
	12/31/2015	42,454	14,151(3)	4.50	—
	4/30/2016	13,723	6,862(3)	4.50	—
	5/8/2017	10,913	16,288(3)	4.50	—
	5/8/2017	—	108,804(4)	4.50	—
	9/24/2018	—	21,761(3)	16.27	—
	9/24/2018	—	59,842(4)	16.27	—

(1)	These restricted shares were issued as “profits interests” for U.S. federal income tax purposes and do not require the payment of an exercise price, but rather entitle the holder to participate in our future appreciation from and after the date of grant of the applicable restricted shares. Despite the fact that the awards are called restricted shares and do not require the payment of an exercise price, for purposes of this table, we believe the restricted shares are most similar economically to stock options and are properly classified as “options” under the definition provided in Item 402(a)(6)(i) of Regulation S-K as an instrument with an “option-like feature.” Awards reflected as “Unexercisable” are restricted shares that have not yet vested. Awards reflected as “Exercisable” are restricted shares that have vested. For a description of how and when the restricted shares could become vested and when such awards could begin to receive payments, please read footnotes (2) through (4) below.
(2)	The restricted shares do not have an “exercise price” in the same sense that a true stock option award would have an exercise price. Each restricted share award does have a “value threshold” associated with the award. Each restricted share award entitles the holder to receive distributions only if the aggregate distributions made by Cibus Global in respect of each common share issued and outstanding on or prior to the date of the grant of the restricted shares exceeds a specified amount, the value threshold. The value threshold is set at the time of grant and represents the estimated fair value of a common share on the date of grant. The figure reflected in this column is the value threshold assigned to each restricted share award.
(3)	These awards vest with respect to 25% of the restricted shares on the one year anniversary of the date of grant and with respect to the remainder of the restricted shares in monthly installments until fully vested on the fourth anniversary of the date of grant, subject to the NEO’s continued employment through each vesting date. These awards are subject to accelerated vesting upon a change of control, provided that the NEO continues to provide services immediately prior to the consummation of such change of control.
(4)	These awards have a cliff vesting schedule over four years. They will fully vest on November 11, 2021.

Additional Narrative Disclosure Relating to Restricted Share Awards

Each of the NEOs has received certain non-voting restricted shares of Cibus Global, which are designed as profits interest awards, pursuant to a restricted share plan and restricted share purchase agreements. A restricted share award has a $0 value at the time of grant for tax purposes, which provides the award holder with value only if and when the company grows in value following the grant date of the award. If Cibus Global makes periodic cash distributions or there is a liquidation or termination event, the holders of restricted shares are eligible to receive cash distributions in accordance with the terms of the Cibus Global Amended and Restated Memorandum of Association and Articles of Association as currently in effect. Pursuant to each restricted share purchase agreement issued under the applicable restricted share plan, each NEO has paid an amount equal to $0.09 per each share received (the par value for such non-voting common share) on the date of grant. In addition, the NEO’s restricted shares generally vest with respect to 25% of the restricted shares on the one year anniversary of the date of grant and with respect to the remainder of the restricted shares in monthly installments until fully vested on the fourth anniversary of the date of grant, subject to the NEO’s continued employment through each vesting date. Furthermore, the restricted shares vest in full upon a change of control, provided that the NEO continues to provide services immediately prior to the consummation of such change of control. In addition, except with respect to certain grants made on December 31, 2015, the restricted shares are generally subject to our right of repurchase, pursuant to which, if a grantee ceases to provide continuous services to us or our subsidiaries for any reason, we, or our assigns, may exercise our right of repurchase with respect to all of the restricted shares subject to the agreement within 90 days after such termination of continuous service. If the restricted shares have not vested, or become exercisable, as of the grantee’s termination of service, we will pay the grantee an amount equal to the par value per restricted share. If the restricted shares have vested, or become exercisable, as of the grantee’s termination of service, we will pay fair market value, as determined by us in good faith, for each restricted share. Notwithstanding the foregoing regarding the repurchase prices, if the grantee is terminated for cause (as defined therein), we will pay the lesser of the par value per restricted share or the fair market value, regardless if all or any portion of the restricted shares have vested.

Employment Agreements

In connection with this offering, we have entered into employment agreements with each of Peter Beetham, Ph.D., Jim Hinrichs and Greg Gocal, Ph.D., (each, an “Employment Agreement,” and collectively, the “Employment Agreements”) each effective November 15, 2018 (the “Effective Date”). The material terms of the Employment Agreements are summarized below.

Position and Employment Term. During their respective terms of employment, Dr. Beetham will serve as our President and Chief Executive Officer, Mr. Hinrichs will serve as our Chief Financial Officer, and Dr. Gocal will serve as our Chief Scientific Officer and Executive Vice President. Dr. Beetham also serves as a member of our Board of Directors. Unless earlier terminated in accordance with the terms of the respective Employment Agreement, the initial term of employment of each executive is four years after the Effective Date, subject to automatic one-year extensions unless either party provides written notice of termination not less than thirty (30) days prior to the date of the expiration of the then-current term.

Base Salary, Annual Bonus, and Benefits. The Employment Agreements provide for annual base salaries of $400,000, $250,000 and $327,000 (each, as may be adjusted from time to time in our sole discretion, their “Base Salary”), respectively, for Messrs. Beetham, Hinrichs and Gocal. In addition, subject to the adoption of an executive bonus plan by our Board of Directors, Messrs. Beetham, Hinrichs and Gocal will be eligible to receive an annual bonus. Further, each of Messrs. Beetham, Hinrichs and Gocal will be eligible to receive equity compensation awards pursuant to applicable equity compensation plans and related award agreements adopted by our Board of Directors. Each executive is also eligible to participate in employee benefit plans, such as pension, profit sharing and other retirement plans, incentive compensation plans, group health, hospitalization, disability and other insurance plans, and other employee welfare plans, in each case in accordance with the employee benefit plans established by the Company, and as may be amended from time to time in the Company’s sole discretion.

Restrictive Covenants. Messrs. Beetham, Hinrichs and Gocal will not, without our prior written consent, during the term of their Employment Agreement: (i) be employed elsewhere; (ii) engage, directly or indirectly, in any other business activity (whether or not pursued for pecuniary advantage) that might interfere with their duties and responsibilities described in their Employment Agreement or create a conflict of interest with the Company; or (iii) acquire any interest of any type in any other business which is in competition with the Company. Notwithstanding the foregoing, nothing will prohibit Messrs. Beetham, Hinrichs and Gocal from acquiring, solely as an investment, up to five percent (5%) of the outstanding equity interests of any publicly-held company.

Payments Upon Termination. Their employment is “at will” at all times and can be terminated by us or the executive without advance notice, for any or no reason. The Employment Agreements provide executives with certain rights in connection with a termination of employment. All payments of Base Salary in connection with severance shall be made according to the Company’s normal payroll practices, less applicable withholdings and any remuneration paid to such executive during each applicable payroll period because of the executive’s employment or self-employment during such period.

Upon termination of employment due to death or disability, the executive is eligible to receive any accrued and unpaid compensation through the date of termination.

Upon a termination by us without cause or by the executive for good reason, Messrs. Beetham, Hinrichs and Gocal, as applicable, will be eligible to receive severance consisting of (i) their Base Salary for twelve (12) months (eighteen (18) months in the case of Dr. Beetham) (the “Severance Period”) and (ii) if the executive qualifies for and timely completes all documentation necessary to continue health insurance coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act (“COBRA”), the applicable COBRA premiums for the executive and his dependents, during the Severance Period (the “Severance Benefits”). The Company’s obligation to pay COBRA premiums will cease upon (x) a determination that such payments would violate applicable law, (y) the applicable executive or his dependents ceasing to be eligible for COBRA coverage, or (z) the executive obtaining subsequent employment through which the executive is eligible to obtain substantially equivalent or better health insurance (the “COBRA Conditions”).

Upon a termination in connection with a change in control without cause, or termination by an executive in connection with a change in control for good reason, such executive will be eligible to receive (i) their Base Salary for eighteen (18) months (twenty-four (24) months in the case of Dr. Beetham) (such period, the “Change In Control Severance Period”); and (ii) payment of a lump sum equal to the target annual bonus which such executive is eligible to receive for the year in which the termination occurs less applicable withholdings; and (iii) if such executive qualifies for and timely completes all documentation necessary to continue health insurance coverage pursuant to COBRA, COBRA premiums for such executive and his dependents for up to the end of the Change In Control Severance Period (“Change In Control Severance Benefits”). In addition, any and all unvested stock options and any other unvested equity in the Company held by such executive will become fully vested upon the employment termination date. The Company’s obligation to pay COBRA premiums will cease upon the occurrence of any of the COBRA Conditions.

Pursuant to the Employment Agreements, an executive’s eligibility to receive the Severance Benefits or the Change In Control Severance Benefits is conditioned on execution of a release by the executive, which becomes irrevocable by its terms within fifty-five (55) calendar days following the date of the executive’s termination.

Upon termination by us for cause or termination by the executive without good reason, all obligations of the Company under the respective Employment Agreement cease, except that the executive is eligible to receive any accrued and unpaid compensation through the date of termination.

For purposes of the Employment Agreements, “cause” means the executive has (i) engaged in a material act of misconduct, including but not limited to misappropriation of trade secrets, fraud, or embezzlement; (ii) committed a crime involving dishonesty, breach of trust, or physical harm to any person; (iii) breached the Employment Agreement; (iv) refused to implement or follow a lawful policy or directive of the Company; (v) engaged in misfeasance or malfeasance demonstrated by the executive’s failure to perform his job duties diligently and/or professionally; or (vi) violated a Company policy or procedure which is materially injurious to us, including violation of our policy concerning sexual harassment, discrimination or retaliation.

For purposes of the Employment Agreements, “good reason” means: (i) a material breach of the Employment Agreement by us; or (ii) a material adverse change in the executive’s position, duties, authority or responsibilities. A termination shall only be for good reason if (x) the executive provides written notice to us of the good reason within thirty (30) days of the event constituting the good reason and provides us with a period of thirty (30) days to cure the event constituting the good reason, (y) we fail to cure the good reason within the applicable thirty (30) day period, and (z) the executive terminates their employment with us within ninety (90) days of the event constituting the good reason.

For purposes of the Employment Agreements, “change in control” means the sale of the Company or the sale of all or substantially all of our assets, by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation, but excluding any merger effected exclusively for the purpose of changing the domicile of the Company), after which our stockholders of record as constituted immediately prior to such acquisition will, immediately after such acquisition, hold less than fifty percent (50%) of the voting power of the surviving or acquiring entity.

For purposes of the Employment Agreements, termination of the executive’s employment will be “in connection with a change in control” when it occurs within ninety (90) days before a change in control or within twelve (12) months after a change in control.

Director Compensation

We pay our directors annual retainer fees for their participation on the Board of Directors. The chairperson of the Board of Directors receives $100,000 per year for his services and all other directors receive $60,000 per year. The directors may elect to receive such fees in cash, in profits interests or a combination of the two. We pay fees in cash on a monthly basis and issue profits interests once a year. The following table sets forth the amount of compensation we paid to the members of our Board of Directors during our fiscal year 2018.

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)	Total ($)
Rory Riggs	—	100,001	100,001
Mark Finn	—	60,001	60,001
Jean-Pierre Lehmann	—	60,001	60,001
Gerhard Prante, Ph.D.	30,000	915,002	945,002
Alain Pompidou	30,000	30,002	60,002
Eugene Linden	60,000	—	60,000
Mark Lu	60,000	—	60,000
Keith Walker, Ph.D.	60,000	—	60,000
(1)	Represents annual retainer fees that each director elected to receive in cash.
(2)	Five of our directors received, for incentive purposes, certain restricted incentive share awards in 2018, which are intended to constitute “profits interests” for U.S. federal income tax purposes. Despite the fact that the awards that are intended to constitute profits interests are called restricted shares and do not require the payment of an exercise price, we believe that they are most similar economically to stock options, and as such, they are properly classified as “options” under the definition provided in Item 402(a)(6)(i) of Regulation S-K as an instrument with an “option-like feature.” Amounts disclosed in this column reflect a grant date fair value of the restricted shares in accordance with FASB ASC Topic 718, but with respect to such shares, we recognize share-based compensation equal to the difference between the grant date fair value of $12.96 and $0.09, which is the amount per share paid by each director. Assumptions used to calculate the grant date values are described within the notes to our financial statements included elsewhere in this prospectus. These awards were fully vested on their date of grant. As of December 31, 2018, Messrs. Riggs, Finn, Lehmann, Prante, Pompidou, Linden, Lu, and Walker held an aggregate of 109,075, 83,852, 54,497, 93,905, 35,540, 71,052, 13,699 and 105,245 restricted shares, respectively. All of these outstanding awards were “exercisable” as of December 31, 2018, except for 2,568 restricted shares held by Mr. Lu and 54,402 restricted shares held by Mr. Prante that were “unexercisable,” as of such date.

Both the amount of the retainer fees paid in 2018 and the directors’ elections regarding the form of payment of their fees remained unchanged as of the date of this prospectus. As a result, at least until the offering becomes effective, each of the directors will receive the same amount of cash fees set forth in the table above.

Following this offering, director compensation will be restructured and the amount of fees will be determined by the Board and/or Compensation Committee after consultation with an outside compensation consultant to reflect our status as an independent publicly-traded company. In addition, upon closing of this offering, it is expected that the directors will be granted stock options and restricted stock units pursuant to the 2019 Incentive Compensation Plan, but the amounts of those awards and any future awards have not yet been determined. Like the NEOs, the directors will continue to hold their outstanding restricted shares following the completion of the offering, but in connection with and prior to the closing of the offering, the awards will be converted into shares of restricted Class A common stock of Cibus Corp.

Director Offer Letter

We entered into an offer letter with Mr. Samad (the “Offer Letter”) in connection with his appointment to our Board of Directors, to be effective with the pricing of this offering for a term expiring on the date of our first Annual Meeting to elect Class I directors. Mr. Samad will serve as Chairperson of our Audit Committee.

Pursuant to the Offer Letter, in consideration for serving as Chairperson of our Audit Committee, Mr. Samad will be granted an option for 40,000 shares of Class A common stock (the “Option”), pursuant to the 2019 Equity and Incentive Compensation Plan, to be adopted as described below, and an award agreement, vesting (a) 50% on the one year anniversary of his appointment to our Board of Directors, and (b) 50% on the two year anniversary of his appointment to our Board of Directors, in each case subject to Mr. Samad providing continued service through such vesting date. The Option will have an exercise price equal to the initial offering price.

Equity-Based Awards

We believe our ability to grant equity-based awards is a valuable and necessary compensation tool that aligns the long-term financial interests of our personnel with the financial interests of our stockholders. In addition, we believe that our ability to grant equity-based awards helps us to attract and retain top talent, and encourages them to drive performance to promote the success of our business.

2016 Restricted Shares Plan

Our 2016 Restricted Shares Plan, effective as of June 1, 2016, is administered by our Board of Directors. It authorizes our Board of Directors to issue non-voting restricted shares to officers, directors, employees, executives, consultants, advisors or other similar service providers of our company or any of our subsidiaries. Our Board, in its sole discretion, may convert all or any portion of the non-voting common shares into voting restricted shares.

Up to a maximum of 2,430,257 restricted shares may be issued under our 2016 Restricted Shares Plan initially. The number of restricted shares authorized for issuance will automatically increase in connection with any equity financing transactions undertaken by us such that the total number of restricted shares which may be issued under our 2016 Restricted Shares Plan shall represent 15% of our outstanding equity on a fully-diluted basis.

The 2016 Restricted Shares Plan provide that all grants of restricted shares under the plan must be made pursuant to a restricted shares purchase agreement. See “—Additional Narrative Disclosure Relating to Restricted Share Awards” above for details regarding the material terms of the restricted shares purchase agreement.

In connection with the Corporate Conversion and in accordance with the terms and conditions of the Cibus Global Amended and Restated Memorandum of Association and Articles of Association, all of our common shares will be converted into Class A common stock of Cibus Corp. pursuant to an amendment and restatement of the original restricted shares purchase agreements. To the extent restricted shares of the Company are unvested as of the date of the Corporate Conversion, such unvested shares will be converted into shares of restricted Class A common stock of Cibus Corp. subject to the same vesting schedule that currently applies to the unvested restricted shares of the Company, but will no longer be subject to any threshold value. See “Our Reorganization and Corporate Conversion” for additional information.

2019 Equity and Incentive Compensation Plan

We intend to adopt the 2019 Equity and Incentive Compensation Plan (the “2019 Incentive Compensation Plan”) for the employees, consultants and directors of our company and its affiliates who perform services for us. The summary of the 2019 Incentive Compensation Plan set forth below does not purport to be a complete description of all of the anticipated provisions of the 2019 Incentive Compensation Plan and is qualified in its entirety by reference to the 2019 Incentive Compensation Plan, a copy of which will be filed as an exhibit to this registration statement.

Our Board of Directors intends to adopt the 2019 Incentive Compensation Plan in order to attract and retain our and our subsidiaries’ non-employee directors, officers and other employees and potentially certain of our consultants, and to provide to such persons incentives and rewards for service and/or performance to us and/or our subsidiaries. The Compensation Committee of our Board of Directors, as plan administrator, will determine the grantees as well as award types and grant amounts under the 2019 Incentive Compensation Plan, and will have the authority to interpret the terms of the 2019 Incentive Compensation Plan, among other responsibilities. The Compensation Committee expects to select the award mix for any future grants under the 2019 Incentive Compensation Plan in consultation with its outside compensation consultants.

The following types of awards will be available under the 2019 Incentive Compensation Plan: option rights (both non-qualified and qualified under U.S. federal income tax laws), appreciation rights, restricted stock, restricted stock units, cash incentive awards, performance shares, performance units, and other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, our Class A common stock or factors that may influence the value of such shares.

We anticipate reserving 2,333,334 shares of Class A common stock (which number reflects the Reorganization Transactions and subsequent Corporate Conversion) for issuance under the 2019 Incentive

Compensation Plan. The reserve pool will be subject to adjustment due to recapitalization or reorganization, or related to forfeitures or the expiration of awards, as provided under the 2019 Incentive Compensation Plan. If any award granted under the 2019 Incentive Compensation Plan is cancelled or forfeited, expires, is settled for cash (in whole or in part), or is unearned (in whole or in part), the Class A common stock subject to such award will, to the extent of such cancellation, forfeiture, expiration, cash settlement, or unearned amount, again be available for issuance under the 2019 Incentive Compensation Plan. In addition, it is anticipated that the number of shares of our Class A common stock reserved for issuance will automatically increase on January 1 of each calendar year, for a period of not more than ten years, from January 1, 2020 (assuming the 2019 Incentive Compensation Plan becomes effective in 2019) through January 1, 2029, in an amount equal to 4% of the total number of shares of our Class A common stock outstanding on December 31 of the preceding calendar year; provided, that prior to the date of any such increase, our Board of Directors may determine that such increase will be less than the amount set forth in the preceding clause or that no such increase will occur.

2019 Employee Stock Purchase Plan

We intend to adopt the 2019 Employee Stock Purchase Plan, or the 2019 ESPP, for the eligible employees of the Company and any parent or subsidiary designated by the Compensation Committee as a corporation which may participate in the 2019 ESPP (each parent or subsidiary, a “Participating Company”). Any employee of the Company or a Participating Company who has been employed by any such entity for more than 180 days and is regularly employed for at least 20 hours per week and for more than five months in a calendar year as of the first trading day of an offering period, which we refer to as an “entry date,” will be eligible to participate in the 2019 ESPP during the applicable offering period, subject to administrative rules established by the Compensation Committee. However, no employee will be eligible to participate in the 2019 ESPP to the extent that, immediately after the grant, that employee would have, directly or indirectly, owned, and/or hold options to purchase, 5% of either the total combined voting power or the value of all classes of stock of the Company or any of its parent or subsidiary corporations. In addition, “highly compensated” employees (as defined in Section 414(q) of the Code) will be eligible to participate in the 2019 ESPP. We intend for the 2019 ESPP to qualify as an “employee stock purchase plan” under Section 423 of the Code. The summary of the 2019 ESPP set forth below does not purport to be a complete description of all of the anticipated provisions of the 2019 ESPP and is qualified in its entirety by reference to the 2019 ESPP, a copy of which will be filed as an exhibit to this registration statement. As of January 31, 2019, approximately 123 employees, including the three NEOs, would be eligible to participate in the 2019 ESPP.

Our Board of Directors intends to adopt the 2019 ESPP in order to provide eligible employees with an opportunity to acquire a proprietary interest in the future of the Company through the purchase of shares of Class A common stock. All questions of interpretation of the 2019 ESPP, of any form of agreement or other document employed by the Company in the administration of the 2019 ESPP, or of any purchase right will be determined by the Compensation Committee, as plan administrator, and such determinations will be final, binding and conclusive upon all persons having an interest in the 2019 ESPP or the purchase right, unless fraudulent or made in bad faith. The Compensation Committee will determine all of the relevant terms and conditions of purchase rights. However, all participants granted purchase rights pursuant to an offering provided for under the 2019 ESPP will have the same rights and privileges within the meaning of Section 423(b)(5) of the Code except as otherwise permitted by the 2019 ESPP and the regulations under Section 423 of the Code. Any and all actions, decisions and determinations taken or made by the Committee in the exercise of its discretion pursuant to the 2019 ESPP or any agreement under the 2019 ESPP will be final, binding and conclusive upon all persons having an interest in the 2019 ESPP. All expenses reasonably incurred by the Company in the administration of the 2019 ESPP will be paid by the Company.

It is currently intended that the 2019 ESPP will be implemented by sequential offering periods, each of six months in duration. Offering periods will generally commence and end on dates determined by the Compensation Committee. However, the Compensation Committee may establish additional or alternative concurrent, sequential or overlapping offering periods, a different duration for one or more offering periods or different commencing or ending dates for such offering periods, so long as no offering period has a duration that exceeds 27 months.

Shares of common stock will likely be purchased under the 2019 ESPP every six months on the last trading day of each offering period, which we refer to as a “purchase date,” unless the participant becomes ineligible, withdraws or terminates employment earlier.

Each participant who elects to participate in the 2019 ESPP by completing a subscription agreement authorizing payroll deductions in an amount of not less than 1% and not more than 15% of the participant’s compensation on each payroll date will automatically be granted an option to purchase no more than 5,000 shares on his or her respective entry date. However, the Compensation Committee will be permitted, in its discretion and prior to the applicable entry date, to change the maximum aggregate number of shares that may be purchased by all participants in an offering or on any purchase date within an offering period. No participant will be granted a purchase right that permits his or her right to purchase Class A common stock under the 2019 ESPP to accrue at a rate that, when aggregated with such participant’s rights to purchase shares under all other employee stock purchase plans of a participating company intended to meet the requirements of Section 423 of the Code, exceeds $25,000 in fair market value (or such other limit, if any, as may be imposed by the Code) for each calendar year in which the purchase right is outstanding at any time. It is anticipated that the purchase price on each purchase date will not be less than 85% of the lesser of (i) the fair market value of a share of Class A common stock on the offering date of the offering period or (ii) the fair market value of a share of Class A common stock on the purchase date.

Without regard to whether any participant’s purchase right may be considered adversely affected, the Company will be permitted, from time to time, consistent with the 2019 ESPP and the requirements of Section 423 of the Code, to establish, change or terminate such rules, guidelines, policies, procedures, limitations, or adjustments as deemed advisable by the Company, in its discretion, for the proper administration of the 2019 ESPP, including, without limitation, (i) a minimum payroll deduction amount required for participation in an offering; (ii) a limitation on the frequency or number of changes permitted in the rate of payroll deduction during an offering; (iii) an exchange ratio applicable to amounts withheld or paid in a currency other than United States dollars; (iv) a payroll deduction greater than or less than the amount designated by a participant in order to adjust for the Company’s delay or mistake in processing a subscription agreement or in otherwise effecting a participant’s election under the 2019 ESPP or as advisable to comply with the requirements of Section 423 of the Code; and (v) determination of the date and manner by which the fair market value of a share of Class A common stock is determined for purposes of administration of the 2019 ESPP.

We anticipate reserving 233,333 shares of Class A common stock of the Company (which number reflects the Reorganization Transactions and subsequent Corporate Conversion) for issuance under the 2019 ESPP. However, subject to any required action by the stockholders of the Company and the requirements of Section 424 of the Code to the extent applicable, in the event of any change in the shares of common stock effected without receipt of consideration by the Company, whether through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares, or similar change in the capital structure of the Company, or in the event of payment of a dividend or distribution to the stockholders of the Company in a form other than shares of common stock (excepting regular, periodic cash dividends) that has a material effect on the fair market value of the shares of Class A common stock, appropriate and proportionate adjustments will be made in the number and kind of shares subject to the 2019 ESPP, the limit on the shares that may be purchased by any participant during an offering and each purchase right, and in the purchase price in order to prevent dilution or enlargement of participants’ rights under the 2019 ESPP. If purchase rights granted under the 2019 ESPP terminate without having been exercised, the shares of our Class A common stock not purchased under such purchase rights will again become available for issuance under the 2019 ESPP. In addition, it is anticipated that the number of shares of our Class A common stock reserved for issuance will automatically increase on January 1 of each calendar year, for a period of not more than ten years, from January 1, 2020 (assuming the ESPP becomes effective in 2019) through January 1, 2029, in an amount equal to 1% of the total number of shares of our Class A common stock outstanding on December 31 of the preceding calendar year; provided, that prior to the date of any such increase, our Board of Directors may determine that such increase will be less than the amount set forth in the preceding clause or that no such increase will occur.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock after the consummation of the Reorganization Transactions, the Corporate Conversion, the Riggs Warrant Exchange and this offering for:

•	each person whom we know to own beneficially more than 5% of our outstanding voting securities;
•	each director and NEO individually; and
•	all directors and executive officers as a group.

The numbers of shares of common stock beneficially owned and percentages of beneficial ownership after this offering that are set forth below are based on an assumed initial public offering price of $15.00 per common share (the midpoint of the price range on the cover of this prospectus).

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to options that are exercisable within 60 days of the date of this prospectus. Shares issuable pursuant to options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for purposes of computing the percentage of any other person. Unless otherwise indicated, the address for each listed director and NEO is c/o Cibus Global, Ltd., 6455 Nancy Ridge Drive, San Diego, California 92121. Unless otherwise noted, shares of common stock beneficially owned refer to Class A common stock.

	Shares of Common Stock Beneficially Owned Prior to this Offering		Shares of Common Stock Beneficially Owned After the Offering
			(Assuming No Exercise of the Underwriters’ Option to Purchase Additional Shares)		(Assuming Exercise of the Underwriters’ Option to Purchase Additional Shares)
Name of Beneficial Owner	Number	%	Number	%	Number	%
5% Stockholders:
BV Partners, LLC(1)	1,896,132	10.6%	1,896,132	7.7%	1,896,132	7.4%
Entities affiliated with Fidelity Investments(2)	1,459,942	8.2%	1,459,942	6.0%	1,459,942	5.7%
Estate of Richard Spizzirri(3)	1,334,268	7.5%	1,334,268	5.5%	1,334,268	5.2%
Directors and Named Executive Officers:
Peter Beetham, Ph.D.	308,756	1.7%	308,756	1.3%	308,756	1.2%
Greg Gocal, Ph.D.	250,843	1.4%	250,843	1.0%	250,843	1.0%
Jim Hinrichs(4)	179,715	1.0%	179,715	*	179,715	*
Rory Riggs(5)	2,500,113	14.0%	2,500,113	10.2%	2,500,113	9.8%
Mark Finn	83,290	*	83,290	*	83,290	*
Jean-Pierre Lehmann(6)	2,902,820	16.3%	2,902,820	11.9%	2,902,820	11.4%
Gerhard Prante, Ph.D.	61,089	*	61,089	*	61,089	*
Eugene Linden	63,934	*	63,934	*	63,934	*
Mark Lu(7)	1,157,610	6.5%	1,157,610	4.7%	1,157,610	4.5%
Alain Pompidou, Ph.D.	36,859	*	36,859	*	36,859	*
Sam A. Samad	—	—	—	—	—	—
Keith Walker, Ph.D.	130,575	*	130,575	*	130,575	*
Directors and executive officers as a group (13 persons)	7,685,077	43.2%	7,685,077	31.4%	7,685,077	30.2%
*	Represents beneficial ownership of less than 1%.
(1)	Represents shares held by private funds managed by BV Partners, LLC, of which entity Mark T. Finn and Jonathan F. Finn serve as managing members. As per agreement, Mark T. Finn and Jonathan F. Finn hold direct voting and dispositive power over the shares held by the funds managed by BV Partners, LLC. Mark T. Finn and Jonathan F. Finn each disclaims beneficial ownership of the shares held by such private funds except to the extent of his pecuniary interest therein.

(2)	Represents 124,328 shares held by FSGRWCO CB Holdings LLC, 376,812 shares held by GRTHCOCP CB Holdings LLC, 492,211 shares held by GROWTHCO CB Holdings LLC, 331,375 shares held by BCGF CB Holdings LLC, 11,109 shares held by BCGFCP CB Holdings LLC, 30,476 shares held by PYLBCG CB Holdings LLC, 14,559 shares held by BCGFK CB Holdings LLC and 79,052 shares held by FSBCGF CB Holdings LLC.

These accounts are managed by direct or indirect subsidiaries of FMR LLC. Abigail P. Johnson is a Director, the Chairman, the Chief Executive Officer and the President of FMR LLC.

Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. FMR Co carries out the voting of the shares under written guidelines established by the Fidelity Funds Boards of Trustees. The address for FMR LLC is 245 Summer Street, Boston, MA 02210.

(3)	John J. McAtee, Jr. has sole voting and dispositive control over these shares as the executor for the Estate of Richard Spizzirri.
(4)	Includes 51,881 shares held by the Hinrichs Joint Revocable Trust, for which Mr. Hinrichs is trustee and has sole voting and dispositive power with respect to the shares held by the trust.
(5)	Includes 1,140,379 shares of Class B common stock, for which Mr. Riggs has sole voting and dispositive control, 8,517 shares of Class A common stock held jointly with Robin Riggs, and 40,295 shares of Class A common stock held by the Rory Riggs Family Trust, for which Mr. Riggs is trustee and has sole voting and dispositive power with respect to the shares of Class A common stock held by the trust.
(6)	Includes 842,238 shares of Class A common stock issuable upon exercise of the JPL Warrants.
(7)	Includes 735,164 shares of Class A common stock held by Lufam Genetic Biotech Ltd. and 411,691 shares of Class A common stock held by Rowiss Biotech Investment Ltd., which Mr. Lu is deemed to beneficially own.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years or currently proposed, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and
•	any of our directors, executive officers or beneficial holders of more than 5% of any class of our share capital had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting this criteria to which we have been or will be a party other than compensation arrangements, which are described where required under “Executive Compensation.”

Related Party Agreements in Effect Prior to this Offering

Warrant Transfer and Exchange Agreement

In December 2014, we entered into the Warrant Exchange Agreement with certain seller parties, including members of the Board of Directors and management, and Rory Riggs, as representative of the seller parties (the “seller representative”). In connection with two series of financings between November 2013 and December 2014, Cibus Global issued to each investor in these two series (the “investors”) warrants to purchase shares of its Series A preferred stock (collectively, the “warrants”). The Warrant Exchange Agreement granted each investor the right to sell some or all of its respective warrants to us in exchange for an interest in certain of our future revenues. The warrants were fully exchanged in 2014 and 2015.

The investors sold the warrants in exchange for ongoing quarterly payments (each, a “warrant purchase payment”) equal to a portion of our aggregate amount of certain worldwide revenues (the “subject revenues”) received during such quarter. We refer to our ongoing warrant purchase payment obligations in this prospectus as our “Royalty Obligation.” The aggregate portion payable to the investors each quarter is the product of the subject revenues and a percentage, which is capped at 10%. Subject revenues broadly includes all of our cash attributable to product sales, license fees, sublicense payments, distribution fees, milestones, maintenance payments, royalties and distributions, subject to certain exceptions.

The warrant purchase payments are due to the investors within 45 calendar days after the end of each calendar quarter. Any payments made after such 45-day period are subject to a late fee of 4% over the prime rate. Warrant purchase payments will commence in the first quarter in which the aggregate subject revenues during any consecutive 12-month period equals or exceeds $50.0 million, at which point we will be obligated to pay all aggregated but unpaid payments under the Warrant Exchange Agreement. Further, we are subject to ongoing reporting requirements under the Warant Exchange Agreement, including delivery to the seller representative of (i) an annual report following the end of each calendar year and (ii) copies of written notices or correspondence with any counterparty to an in-license relating to RTDS that could reasonably be expected to adversely affect the warrant purchase payments.

The Warrant Exchange Agreement has an initial term of 30 years following the date on which the first warrant purchase payment becomes due and payable. The investors have the option to renew the Warrant Exchange Agreement for an additional 30-year term after expiration of the initial term upon delivery by the seller representative of written notice to us and payment of $100.

Payments to the investors under the Warrant Exchange Agreement are secured by a senior security interest in certain of our collateral pursuant to an Intellectual Property Security Agreement (the “IP Security Agreement”). See “—Intellectual Property Security Agreement.”

Intellectual Property Security Agreement

In connection with the Warrant Exchange Agreement, we and certain of our related entities (collectively, the “grantors”) entered into the IP Security Agreement with the seller representative. Pursuant to the IP Security Agreement, the grantors granted the seller representative a continuing security interest in certain intellectual property of the grantors (the “collateral”) to secure the payment and performance of our obligations under the Warrant Exchange Agreement. The collateral includes any and all of the grantors’ respective copyrights, patents, trademarks, trade secrets, claims for damages from infringement of any of the proceeding rights, licenses and all cash and non-cash proceeds and products of the foregoing.

No lien is permitted to exist on the collateral, except for permitted licenses in accordance with the Warrant Exchange Agreement, certain permitted liens and security interests subordinated to the security interests granted by the IP Security Agreement.

Rotam Supply and Marketing Collaboration Agreement

On December 19, 2018 (effective as of October 1, 2018), two of our wholly-owned subsidiaries, Cibus US LLC and Cibus Europe B.V. (collectively, the “Cibus parties”), entered into the Supply and Marketing Collaboration Agreement (the “Rotam Agreement”) with Amaethon Environmental Limited, a subsidiary of Rotam Global (for purposes of this section, “Rotam Global”). Pursuant to the Rotam Agreement, (i) the Cibus parties will develop and register Cibus branded canola seed resistant to sulfonylurea herbicide (the “Cibus product”), as well as the mutation in specified genes creating sulfonylurea herbicide resistance (the “Cibus trait”), and (ii) Rotam Global will act as the exclusive herbicide partner for sourcing and distributing sulfonylurea herbicides (the “Rotam product”) for use with the Cibus product in the United States and Canada. The collaboration will extend to any other non-herbicide tolerance trait that the Cibus parties elect to stack with the Cibus product. If the Cibus parties elect to license the Cibus trait to third parties, they agree to exclusively recommend the Rotam product for use by such third-party licensees during the period set forth within the Rotam Agreement.

The Rotam Agreement is comprised of a marketing collaboration component and a supply collaboration component. The marketing collaboration component, pursuant to which the Cibus parties and Rotam Global will develop, register, and distribute the Cibus product and Rotam product as specified in the Rotam Agreement, has an initial term of three years, and automatically renews for successive one-year periods thereafter. The supply collaboration component, pursuant to which Rotam Global supplies the Cibus parties with the Rotam product, has an initial term of five years, and automatically renews for successive two-year periods thereafter. Either Rotam Global or the Cibus parties may elect not to renew the marketing collaboration component with six months' notice or the supply collaboration component with 12 months' notice. The Rotam Agreement may be terminated upon mutual agreement or by either party in certain circumstances, including in the event of insolvency, bankruptcy or reorganization by the other party or where such other party fails to perform, commits any continuing material breach or violates any material obligation under the Rotam Agreement, and in case of such a breach which is capable of remedy, fails to remedy within 60 days of receipt of written notice of such breach. Expiry or termination of the marketing collaboration does not result in an automatic termination of the supply collaboration.

Pursuant to the Rotam Agreement, the Cibus parties will engage qualified seed companies to license the Cibus trait in the United States and Canada and will ensure that any seed produced will have a specified level of tolerance. The Cibus parties agree to reimburse Rotam Global for 50% of its out of pocket costs and expenses incurred pursuant to marketing, advertising, and promoting, and costs related to regulatory matters associated with herbicide registrations for use on the Cibus product. Rotam Global will obtain regulatory approvals to commercialize the Rotam product for use on the Cibus product and will also ensure the grant of a supplemental registration of the Rotam product to the Cibus parties within six months of the effective date of the Rotam Agreement by the United States Environmental Protective Agency and within 12 months of the effective date by the Canadian Pest Management Regulatory Agency, and will pay all fees associated with such registrations.

The Reorganization Transactions and Corporate Conversion

We are currently a British Virgin Islands business company operating under the name of Cibus Global, Ltd. In connection with and prior to the closing of this offering, we will domesticate into a Delaware corporation, by means of a statutory domestication under Section 388 of the DGCL and Section 184 of the BCA, and change our name to Cibus Corp. In connection with the closing of this offering, we will consummate the following reorganizational transactions:

•	We will amend the organizational documents of Cibus Global to provide, among other things, for the conversion of all issued and outstanding common shares and preferred shares in Cibus Global (“Equity Interests”) into that Cibus Global shall have a single class of common stock of Cibus Global (the “Cibus Global Common Stock”).
•	Prior to the Corporate Conversion (as described below), all of the issued and outstanding Equity Interests will be converted on a one-for-one basis into Cibus Global Common Stock, provided that restricted Equity Interests that are subject to contractual threshold values and vesting dates (“Restricted Equity Interests”) will be converted into restricted Cibus Global Common Stock, subject to the same contractual threshold values and vesting dates (“Restricted Cibus Global Common Stock”). All of the issued and outstanding warrants (“Warrants”) that were exercisable for preferred shares will remain outstanding, but will become exercisable in accordance with their terms for Cibus Global Common Stock.

•	Following completion of the conversion of the Equity Interests into Cibus Global Common Stock, Cibus Global will undertake a 1-for-9.1908 reverse stock split (consolidation). After the reverse stock split and prior to the Corporate Conversion, a total of 17,157,971 shares of Cibus Global Common Stock will be outstanding in Cibus Global.
•	Following the consummation of the reverse stock split, we will undertake the Corporate Conversion, as described below.

Pursuant to the Corporate Conversion, all outstanding shares of Cibus Global Common Stock will be converted into shares of Class A common stock of Cibus Corp., as follows:

•	Shares of unrestricted Cibus Global Common Stock will be converted into shares of Class A common stock on a one-for-one basis.
•	For holders of shares of Restricted Cibus Global Common Stock, we will determine the aggregate fair market value of such Restricted Cibus Global Common Stock (the “Restricted Shares FMV”), taking into account the threshold values of such shares and the public offering price per share in this offering, using the Black-Scholes Merton option pricing model. Such shares of Restricted Cibus Global Common Stock will be converted into a number of shares of Class A common stock equal to (i) the Restricted Shares FMV divided by (ii) the public offering price per share in this offering. Following such conversion, the resulting shares of Class A common stock shall remain subject to the same vesting conditions applicable to the shares of Restricted Cibus Global Common Stock, but will no longer be subject to any threshold value.

For holders of outstanding Warrants (other than the Riggs Warrants (as defined below)), we will determine the aggregate fair market value of such Warrants (the “Warrants FMV”), taking into account the exercise price of such Warrants and the public offering price per share in this offering, using the Black-Scholes Merton option pricing model. We will offer to acquire all of such outstanding Warrants for a number of shares of Class A common stock equal to (i) the Warrants FMV divided by (ii) the public offering price per share in this offering. For holders of Warrants (other than the Riggs Warrants) that elect to retain their Warrants, such Warrants will remain exercisable, in accordance with their terms, for shares of Class A common stock.

Concurrent with our Corporate Conversion, a member of our Board of Directors, Rory Riggs, will transfer all of his outstanding Warrants (the “Riggs Warrants”), exercisable to purchase 10,480,992 shares (before giving effect to the reverse stock split) of Cibus Global Common Stock at a weighted average exercise price of $2.02 per share, to Cibus Corp. Pursuant to the terms of the Riggs Warrants, in exchange for such Riggs Warrants, Cibus Corp. will deliver to Mr. Riggs 1,140,379 shares of Class B common stock (after giving effect to the reverse stock split) (the “Riggs Warrant Exchange”). The shares of Class B common stock held by Mr. Riggs will be convertible into shares of Class A common stock, subject to a weighted average exercise price of $18.53 per share.

Assuming an initial public offering price of $15.00 per share (the midpoint of the range set forth on the cover page of this prospectus) and assuming that all Warrants (other than the Riggs Warrants and the JPL Warrants), elect to exchange their Warrants for Class A common stock, following the Reorganization Transactions and Corporate Conversion, Original Cibus Global Equity Owners will hold an aggregate of 16,666,676 shares of Class A common stock of Cibus Corp. Upon completion of the Riggs Warrant Exchange, Mr. Riggs will be the sole holder of shares of Class B common stock of Cibus Corp. and will hold an aggregate of 1,140,379 Class B shares (which will be convertible into shares of Class A common stock, subject to a weighted average exercise price of $18.53 per share).

Indemnification Agreements

We expect to enter into indemnification agreements with each of our directors at or prior to the completion of this offering. The indemnification agreements and our Certificate of Incorporation and Bylaws will require us to indemnify our directors to the fullest extent permitted by Delaware law.

Historical Transactions with Related Parties

Research and Development Arrangement

In 2014, Cibus US LLC, one of our subsidiaries, entered into an arrangement with Tyemill LLC (“Tyemill”), a company that derives substantially all of its revenues from entities controlled by Rory Riggs, a member of our Board of Directors, under which research and development services were performed for Cibus US LLC. Cibus US LLC incurred $0.4 million of research and development expenses under the arrangement for the nine months ended September 30, 2018 and $0.4 million, $0.1 million and $0.3 million for the years ended December 31, 2017, 2016 and 2015, respectively. In 2017, Tyemill transferred its rights to amounts owed to Locus Analytics, LLC, an entity wholly owned by Mr. Riggs. In 2018, we issued 56,141 Series C preferred shares at $19.30 per share to Mr. Riggs in exchange for the full settlement of the amount owed under the research and development services arrangement.

Convertible Promissory Notes

In 2017, we received funding from two members of our Board of Directors, Rory Riggs and Jean-Pierre Lehmann, through the issuance of $9.0 million of convertible promissory notes which accrued interest at a rate of 5% per annum. On September 21, 2017, the outstanding principal of $9.0 million and accrued interest of $0.1 million for the convertible promissory notes owed to Mr. Riggs and Mr. Lehmann were converted into 472,366 Series C preferred shares at $19.30 per share. In connection with the conversion of the convertible promissory notes, we issued 472,366 warrants to purchase Series C preferred shares, effective September 21, 2017, with an aggregate fair value of $6.0 million.

Rotam License and Marketing Agreement

In 2012, certain of our subsidiaries entered into license and marketing agreements with Rotam Trait Development Company Limited (“Rotam”) under which we develop and commercialize certain crop varieties that include traits produced using our proprietary technology and Rotam is obligated to make certain funding payments to us. Mark Lu, a member of our Board of Directors, currently serves as Chairman of Rotam Global AgroSciences Ltd., an affiliate of Rotam. During the years ended December 31, 2016 and 2015, we received from Rotam $0.4 million and $2.1 million, respectively, and paid to Rotam, $0.1 million and $0.3 million, respectively.

Amended and Restated Registration Rights Agreement

On September 21, 2017, we entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with certain of the Original Cibus Global Equity Owners in connection with our offering of Series C preferred stock. The Registration Rights Agreement provides such Original Cibus Global Equity Owners certain registration rights whereby, at any time following our initial public offering and the expiration of any related lock-up period, the applicable Original Cibus Global Equity Owners can require us to register under the Securities Act common stock held by them. The Registration Rights Agreement also provides for piggyback registration rights for such Original Cibus Global Equity Owners.

Policy Concerning Related Person Transactions

Prior to the consummation of this offering, our Board of Directors will adopt a written policy, which we refer to as the related person transaction approval policy, for the review of any transaction, arrangement or relationship in which we are a participant, if the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or beneficial holders of more than 5% of our total equity (or their immediate family members), each of whom we refer to as a related person, has a direct or indirect material interest. This policy was not in effect when we entered into the transactions described above.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a related person transaction, the related person must report the proposed related person transaction to the Audit Committee (for purposes of this section only, we refer to the Audit Committee as the Committee). The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by the Committee. In approving or rejecting such proposed transactions, the Committee will be required to consider relevant facts and circumstances. The Committee will approve only those transactions that, in light of known circumstances, are deemed to be in our best interests. In the event that any member of the Committee is not a disinterested person with respect to the related person transaction under review, that member will be excluded from the review and approval or rejection of such related person transaction; provided, however, that such Committee member may be counted in determining the presence of a quorum at the meeting of the Committee at which such transaction is considered. If we become aware of an existing related person transaction which has not been approved under the policy, the matter will be referred to the Committee. The Committee will evaluate all options available, including ratification, revision or termination of such transaction. In the event that management determines that it is impractical or undesirable to wait until a meeting of the Committee to consummate a related person transaction, the chairman of the Committee may approve such transaction in accordance with the related person transaction approval policy. Any such approval must be reported to the Committee at its next regularly scheduled meeting.

DESCRIPTION OF CAPITAL STOCK

Below is a description of the material terms of our capital stock and provisions of our Certificate of Incorporation and our Bylaws, each of which will be effective upon the closing of this offering. This description is not complete. For more detailed information, please review our Certificate of Incorporation and Bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part. The description of our capital stock gives effect to changes to our capital structure that will occur pursuant to the Reorganization Transactions, the Corporate Conversion and the Riggs Warrant Exchange immediately prior to the closing of this offering.

General

Upon closing of this offering, our authorized capital stock will consist of 250,000,000 shares of Class A common stock, par value $0.00001 per share, 2,500,000 shares of Class B common stock, par value $0.00001 per share, and 50,000,000 shares of preferred stock, par value $0.00001 per share, all of which shares of preferred stock will be undesignated.

On a pro forma basis, after giving effect to the consummation of the Reorganization Transactions, the Corporate Conversion and the Riggs Warrant Exchange, each as described under “Our Reorganization and Corporate Conversion,” assuming an initial public offering price of $15.00 per share (the midpoint of the range set forth on the cover page of this prospectus) as of September 30, 2018, 23,333,343 shares of our Class A common stock were issued and outstanding and 1,140,379 shares of our Class B common stock (which will be convertible into shares of Class A common stock, subject to a weighted average exercise price of $18.53 per share) were issued and outstanding and held by one stockholder of record. For an analysis of how the number of shares of outstanding common stock would change if the initial offering price is not equal to the midpoint of the estimated range, see “Pricing Sensitivity Analysis.”

Common stock

Voting Rights.

Holders of our Class A common stock and our Class B common stock vote together, as a single class, except as expressly provided in our Certificate of Incorporation or unless otherwise required by law. Delaware law could require either holders of our Class A common stock or our Class B common stock to vote separately as a single class in the following circumstances:

•	if we were to seek to amend our Certificate of Incorporation to increase the authorized number of shares of a class of stock, or to increase or decrease the par value of a class of stock, then that class would be required to vote separately to approve the proposed amendment; and
•	if we were to seek to amend our Certificate of Incorporation in a manner that alters or changes the powers, preferences or special rights of a class of stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Holders of our common stock are entitled to one vote per share on all matters (including the election of directors) submitted to a vote of stockholders. The holders of our common stock do not have cumulative voting rights in the election of directors. Because of this, the holders of a plurality of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose. With respect to matters other than the election of directors and change in control transactions (as described further below), or as otherwise required by law or our Certificate of Incorporation and Bylaws, at any meeting of the stockholders at which a quorum is present or represented, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter shall be the act of the stockholders.

Dividend Rights. Holders of common stock are entitled to ratably receive any dividends declared by our Board of Directors out of funds legally available for that purpose, subject to applicable law and any preferential dividend rights of any outstanding preferred stock.

Liquidation Rights. Upon our liquidation, dissolution, or other winding up, the holders of our common stock are entitled to receive ratably the assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock, except that holders of Class B common stock will not be entitled to receive distributions in connection therewith unless and until the amounts that would have been distributable with respect to such Class B common stock (but which are not so distributed by reason of this limitation) equal the exercise price with respect to the Riggs Warrant for which such shares of Class B common stock were issued (such exercise price being referred to as the “Unpaid Exercise Price”).

Class B Conversion

At any time on or prior to the date which is seven (7) years after the date of issuance of a share of Class B common stock (the “Exchange Period”), the holder thereof shall have the option of converting such shares of Class B common stock, or any portion thereof, into a number of shares of Class A common stock, such number being that number of shares of Class A common stock as shall have an aggregate Fair Market Value as of that time which is equal to the Net Share Value.

For purposes of the foregoing,

“Net Share Value” shall mean the Fair Market Value of a share of Class A common stock as of the date of conversion minus the Unpaid Exercise Price of the share of Class B common stock being converted.

“Fair Market Value” shall mean, as of any particular date, the trailing 30-day average closing sales price for such shares of Class A common stock as quoted on the stock exchange or market on which such shares are listed or, in the absence of such quotation or listing, as determined in good faith by our Board of Directors.

Repurchase Rights

We shall not have the right to require holders of Class A common stock to resell such Class A common stock back to us.

At any time after the close of the Exchange Period, with respect to any shares of Class B common stock which have not been converted into share(s) of Class A common stock, we shall have the right (but not the obligation) to purchase such shares of Class B common stock, or any portion thereof, (and the holder thereof shall be obligated to sell such shares to us, free and clear of any liens or encumbrances) for a cash purchase price equal to the aggregate Net Share Value of such shares as of the repurchase date specified by us in writing.

Subdivisions or Combinations. If we in any manner subdivide or combine the outstanding shares of Class A common stock, then the outstanding shares of Class B common stock will be subdivided or combined in the same proportion and manner. If we in any manner subdivide or combine the outstanding shares of Class B common stock, then the outstanding shares of Class A common stock will be subdivided or combined in the same proportion and manner.

Equal Status. Except as expressly set forth in our Certificate of Incorporation, shares of Class B common stock shall have the same rights and powers as, rank equally with, share ratably with and be identical in all respects and as to all matters as to Class A common stock.

Other Matters. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions. The shares to be issued in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.

Preferred Shares

Our Certificate of Incorporation will authorize our Board of Directors, without further action by our stockholders, to issue up to 50,000,000 shares of preferred stock in one or more series and to determine and fix, among other things, the rights, preferences, privileges and limitations and restrictions thereof. These rights, preferences and privileges shall include, but not be limited to, dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring, or preventing a change in control of our company or other corporate action.

Upon closing of this offering, no preferred shares will be outstanding, and we have no present plan to issue any preferred shares.

Warrants

In connection with the Corporate Conversion, holders of Warrants (other than the Riggs Warrants) may convert their Warrants into shares of common stock of Cibus Corp. Any Warrants (other than the Riggs Warrants) that remain outstanding will become exercisable for shares of common stock of Cibus Corp. in accordance with their terms. Concurrent with our Corporate Conversion, the Riggs Warrants will be exchanged in the Riggs Warrant Exchange for shares of our Class B common stock. For further details see “Our Reorganization and Corporate Conversion.”

Anti-Takeover Effects of Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Our Certificate of Incorporation and Bylaws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our Board of Directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Authorized but Unissued Shares; Undesignated Preferred Shares. The authorized but unissued common stock will be available for future issuance without stockholder approval. These additional authorized shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans. In addition, our Board of Directors may authorize, without stockholder approval, the issuance of undesignated preferred shares with voting rights or other rights or preferences designated from time to time by our Board of Directors. The existence of authorized but unissued common stock or preferred stock may enable our Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, amalgamation, tender offer, proxy contest or otherwise.

Classified Board of Directors. Our Certificate of Incorporation and Bylaws will provide that our Board of Directors will consist of not less than five members, and not more than such number of directors as our Board of Directors may determine from time to time. Our Certificate of Incorporation and Bylaws will provide for the classification of our Board of Directors into three classes serving staggered, three-year terms, with such classes designated class I, class II and class III, with one class of the directors being elected each year. If the number of directors is changed, any increase or decrease will be apportioned by our Board of Directors among the classes so as to maintain the number of directors in each class as nearly equal as possible. Our Certificate of Incorporation and Bylaws will also provide that directors may be removed only for cause and then only by the affirmative vote of the holders of at least 66 2∕3% of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our Board of Directors, however occurring, including a vacancy resulting from an increase in the size of our Board of Directors, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum, or by the sole remaining director, or except as otherwise required by law. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of our Board of Directors.

Meetings of Stockholders. Our Certificate of Incorporation and Bylaws will provide that special meetings of our stockholders may only be called by a majority of the members of our Board of Directors then in office and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our Bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Approving Change of Control Transactions. Our Certificate of Incorporation provides that for a period of 10 years following the consummation of our initial public offering, the affirmative vote of at least 66 2∕3% of then outstanding common stock entitled to vote in the election of directors, voting together as a single class, shall be required to approve any merger, consolidation or amalgamation of the Company or any other transaction that would result in a change of control.

Advance Notice Procedures for Director Nominations. Our Bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our Bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

No Action by Written Consent. Our Certificate of Incorporation and Bylaws will provide that any action required or permitted to be taken by the stockholders must be taken by a vote of the stockholders at a duly called annual or special meeting of stockholders and that stockholders may not take any action by written consent in lieu of a meeting of such stockholders, subject to the rights of the holders of any outstanding preferred shares.

Amending Our Certificate of Incorporation and Bylaws. Any amendment of our Certificate of Incorporation must first be approved by a majority of our Board of Directors, and if required by law or our Certificate of Incorporation, must thereafter be approved by a majority of the outstanding common stock entitled to vote in the election of directors, voting together as a single class, and a majority of the outstanding common stock of each class entitled to vote thereon as a class, except that the provisions relating to stockholder action, board composition, limitation of liability and the amendment of our Certificate of Incorporation or Bylaws must be approved by the affirmative vote of at least 66 2∕3% of the then outstanding common stock entitled to vote in the election of directors, voting together as a single class. Our Bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the Bylaws; and may also be amended by the affirmative vote of at least 66 2∕3% of the then outstanding common stock entitled to vote in the election of directors, or, if our Board of Directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the then outstanding common stock entitled to vote in the election of directors, in each case voting together as a single class. These provisions make it more difficult for any person to remove or amend any provisions in our Bylaws that may have an anti-takeover effect.

Exclusive Jurisdiction for Certain Actions. Our Bylaws provide that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our Board of Directors, officers and employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our Certificate of Incorporation or our Bylaws, or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our Board of Directors and officers. The enforceability of similar exclusive forum provisions in other corporations’ bylaws has been challenged in legal proceedings, and it is possible that a court could rule that this provision in our Bylaws is inapplicable or unenforceable.

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or
•	at or after the time the stockholder became interested, the business combination was approved by our Board of Directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66 2∕3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;
•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and
•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our Certificate of Incorporation will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our Certificate of Incorporation and Bylaws will limit the liability of our Board of Directors to the fullest extent permitted under the DGCL. Consequently, our of Board of Directors will not be personally liable to us or our stockholders for or with respect to any acts or omissions in the performance of duties as directors or for any breach of fiduciary duties as directors, except liability for: (i) any breach of their duty of loyalty to our company or our stockholders; (ii) any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or (iv) any transaction from which they derived an improper personal benefit. In addition, our Certificate of Incorporation and Bylaws will provide that we (x) will indemnify any person made, or threatened to be made, a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our directors or officers or, while a director or officer, is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan, or other enterprise and (y) must advance expenses paid or incurred by a director, or that such director determines are reasonably likely to be paid or incurred by him or her, in advance of the final disposition of any action, suit, or proceeding upon request by him or her.

We also intend to enter into indemnification agreements with our Board of Directors and certain officers, which agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our Board of Directors, officers or employees for which indemnification is sought.

Market Listing

We have applied to list our Class A common stock on The Nasdaq Global Market under the trading symbol “CBUS.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of substantial amounts of our Class A common stock in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our Class A common stock from time to time or impair our ability to raise equity capital in the future.

Assuming an initial public offering price of $15.00 per share (the midpoint of the range set forth on the cover page of this prospectus), we will have outstanding an aggregate of 23,333,343 shares of our Class A common stock and 1,140,379 shares of our Class B common stock (which will be convertible into shares of Class A common stock, subject to a weighted average exercise price of $18.53 per share). For an analysis of how the number of shares of outstanding common stock would change if the initial offering price is not equal to the midpoint of the estimated range, see “Pricing Sensitivity Analysis.” Subject to the restrictions provided by the lock-up agreements described below, substantially all of our outstanding Class A common stock will be freely tradable without restriction or further registration under the Securities Act, except for any shares beneficially owned by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below. Subject to the restrictions provided by the lock-up agreements described below, shares purchased in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

All of our executive officers and directors and substantially all holders of our outstanding common shares have entered into lock-up agreements with the underwriters under which they have agreed, subject to certain exceptions, not to sell any of our common shares or any other securities convertible into or exercisable or exchangeable for our Class A common stock during the period ending 180 days after the date of this prospectus. Following the expiration of the lock-up period, all shares will be eligible for resale in compliance with Rule 144 or Rule 701. See “Underwriting.”

Rule 144

In general, a person who has beneficially owned restricted Class A common stock for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted Class A common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of our Class A common stock then outstanding, which will equal approximately 233,333 shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares; or
•	the average weekly trading volume of our Class A common stock on the Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, without restriction and by “affiliates” under Rule 144 in accordance with the manner of sale and notice provisions thereof, but without compliance with its one-year minimum holding period requirement.

Registration Rights

Certain Original Cibus Global Equity Owners have the right, under certain circumstances, to cause us to register the offer and resale of their common stock. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Equity Plans

Upon completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering all Class A common stock subject to outstanding options and RSUs or otherwise reserved for issuance in the future pursuant to our 2019 Incentive Compensation Plan. Subject to Rule 144 volume and manner of sale limitations applicable to affiliates, shares registered under any registration statements will be immediately available for sale in the open market, except to the extent that the shares are subject to the lock-up agreement, vesting restrictions with us or other contractual restrictions.

MATERIAL U.S. TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax consequences to holders relating to the ownership and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as in effect on the date of this prospectus. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income or estate tax consequences different from those set forth below. We have not sought any ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift and estate tax laws (except to the very limited extent expressly described below). In addition, this discussion does not address tax considerations applicable to a holder’s particular circumstances or to holders that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;
•	persons subject to the alternative minimum tax or the Medicare contribution tax on net investment income;
•	tax-exempt organizations;
•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;
•	entities which are treated as partnerships (or other similar pass-through entities) for U.S. federal income tax purposes;
•	dealers in securities or currencies;
•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
•	persons that own, or are deemed to own, more than five percent of our Class A common stock, except to the extent specifically set forth below;
•	entities which are treated as real estate investment trusts or regulated investment companies for U.S. federal tax purposes;
•	certain former citizens or long-term residents of the U.S.;
•	persons who hold our Class A common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for U.S. federal income tax purposes;
•	persons whose “functional currency” is not the U.S. dollar;
•	any entity which is subject to special rules described in Section 7874 of the Code; or
•	persons who do not hold our Class A common stock as a capital asset (within the meaning of Section 1221 of the Code).

If any entity which is treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of an owner of such entity generally will depend on the status of the owner and upon the activities of the partnership. Accordingly, such entities that hold our Class A common stock, and owners in such entities, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our Class A common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Consequences to U.S. Holders

The following summary is relevant to U.S. holders. For purposes of this discussion, a “U.S. holder” is a beneficial owner of our Class A common stock that is any of the following:

•	an individual citizen or resident of the U.S. (as determined pursuant to the Code);
•	any entity which is treated as a corporation for U.S. federal income tax purposes and which was created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia;
•	an estate whose income is subject to U.S. federal income tax regardless of its source; or
•	an arrangement which is treated as a trust for U.S. federal tax purposes and: (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election under applicable U.S. Treasury regulations to be treated as a U.S. person.

Distributions

If we make a distribution of cash or other property (other than certain pro rata distributions of our Class A common stock) in respect of our Class A common stock, the distribution will be treated as a dividend to the extent it is paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the U.S. holder’s adjusted tax basis in our Class A common stock, and thereafter will be treated as capital gain as described below under “— Sale or Exchange of the Class A common stock.” Such determination may be required to be made on a share-by-share basis. Portions of such distributions which (according to the rules summarized above) are treated as a dividend and which are received by individual U.S. holders will be treated as ordinary income for U.S. federal tax purposes, but may qualify for taxation at reduced rates (equal to those generally applying to long-term capital gains), provided that holding period and other applicable requirements are met. Such dividends received by corporate U.S holders may be eligible for the dividends-received deduction, subject to certain restrictions, including restrictions relating to the holder’s taxable income, holding period and debt financing. The receipt of a dividend on the Class A common stock which have been held by the holder (or deemed so held pursuant to special rules) for 2 years or less and that is determined to be an “extraordinary dividend” (generally, a dividend in an amount which is equal to or in excess of 10% of a holder’s adjusted basis, or fair market value in certain circumstances, in a share of our Class A common stock) may cause such corporate U.S. holder’s tax basis in the stock to be reduced by the untaxed portion of the dividend as a result of the dividends received deduction pursuant to Section 1059 of the Code.

Sale or Exchange of the Class A Common Stock

Upon the sale, exchange or other taxable disposition of our Class A common stock, a U.S. holder will generally recognize capital gain or loss equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in such stock. A U.S. holder’s adjusted tax basis in our Class A common stock will generally equal its cost for such stock, decreased by the amount of any distributions treated as a nontaxable return of capital. This gain or loss will generally be long-term capital gain or loss, which could result in preferential rates of taxation to certain U.S. holders, if at the time of disposition the U.S. holder has held such stock for more than one year. The deductibility of capital losses is subject to limitations. The amount and character of such gain or loss generally will be determined with respect to each block of stock that was separately acquired by the U.S. holder.

Information Reporting and Backup Withholding

U.S. backup withholding is imposed on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements. Dividends on, and proceeds from the disposition of, our Class A common stock will generally be exempt from backup withholding, provided the U.S. holder meets applicable certification requirements, including providing a taxpayer identification number, or otherwise establishes an exemption. We must report annually to the IRS and to each U.S. holder the amount of dividends paid to that holder and the proceeds from a sale, exchange or other disposition of our Class A common stock, unless a U.S. holder is an exempt recipient.

Backup withholding does not represent an additional tax. Any amounts withheld from a payment to a U.S holder under the backup withholding rules will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that the required information is timely furnished by the U.S holder to the IRS.

Consequences to Non-U.S. Holders

The following summary is relevant to non-U.S. holders. For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our Class A common stock that is not a U.S. holder (or entity treated as a partnership for U.S. federal income tax purposes).

Distributions

If we make a distribution of cash or other property (other than certain pro rata distributions of our Class A common stock) in respect of our Class A common stock, the distribution will be treated as a dividend to the extent it is paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the non-U.S. holder’s adjusted tax basis in our Class A common stock, and thereafter will be treated as capital gain as described below under “—Gain on Disposition of Class A common stock.” Such determination may be required to be made on a share-by-share basis. Subject to the discussion below, distributions treated as dividends on our Class A common stock held by a non-U.S. holder generally will be subject to U.S. federal withholding tax at a rate of 30%, or at a lower rate if provided by an applicable income tax treaty and the non-U.S. holder has provided the documentation required to claim benefits under such treaty.

Because at the time of the distribution we or the relevant withholding agent may not be able to determine how much of the distribution constitutes a dividend, U.S. federal withholding may apply to the entire distribution even though all or a part of the distribution may not be a dividend for U.S. federal income tax purposes. If there is any over-withholding on distributions made to a non-U.S. holder, such non-U.S. holder may be able to obtain a refund of the over-withheld amount from the IRS (or a credit in lieu of a refund) by complying with certain applicable procedures. Non-U.S. holders should consult their tax advisors regarding the applicable withholding tax rules and the possibility of obtaining a refund of any over-withheld amounts.

If a dividend is effectively connected with the conduct of a trade or business in the U.S. by the non-U.S. holder (and, if an applicable tax treaty so requires, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the U.S.), the dividend will not be subject to the 30% U.S. federal withholding tax (provided the non-U.S. holder has provided the appropriate documentation, generally an IRS Form W-8ECI, to the withholding agent), but the non-U.S. holder generally will be subject to U.S. federal income tax in respect of the dividend on a net income basis, and at graduated rates, in substantially the same manner as a U.S. person. Dividends received by a non-U.S. holder that is a corporation for U.S. federal income tax purposes and which are effectively connected with the conduct of a U.S. trade or business may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty).

A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund together with the required information with the IRS.

Gain on Disposition of Class A Common Stock

Subject to the discussions below on FATCA and backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or other disposition of our Class A common stock unless:

•	such non-U.S. holder is an individual who is present in the U.S. for 183 days or more in the taxable year of such sale or disposition, and certain other conditions are met;
•	such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the U.S. (and, if an applicable tax treaty so requires, is attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder in the U.S.); or

•	our Class A common stock constitute a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes, or a USRPHC, at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our Class A common stock.

A non-U.S. holder that is an individual and who is present in the U.S. for 183 days or more in the taxable year of such sale or disposition, if certain other conditions are met, will be subject to tax at a gross rate of 30% on the amount by which such non-U.S. holder’s taxable capital gains allocable to U.S. sources, including gain from the sale or other disposition of our Class A common stock, exceed capital losses allocable to U.S. sources for such year, except as otherwise provided in an applicable income tax treaty.

Gain realized by a non-U.S. holder that is effectively connected with such non-U.S. holder’s conduct of a trade or business in the U.S. generally will be subject to U.S. federal income tax on a net income basis, and at graduated rates, in substantially the same manner as a U.S. person (except as provided by an applicable tax treaty). In addition, if such non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty).

Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). Although we believe that we are not, and do not anticipate becoming, a USRPHC, there can be no assurances that we are not now or will not become a USRPHC in the future. If we were a USRPHC during the applicable testing period, as long as our Class A common stock is regularly traded on an established securities market, our Class A common stock will be treated as a U.S. real property interest only for a non-U.S. holder who actually or constructively holds (at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period) more than 5% of such regularly traded Class A common stock. Please note, though, that we can provide no assurance that our Class A common stock will continue to be treated as regularly traded.

Federal Estate Tax

Our Class A common stock beneficially owned by an individual who is not a citizen or resident of the U.S. (as defined for U.S. federal estate tax purposes) at the time of death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to a non-U.S. holder, the non-U.S. holder’s name and address, and the amount of tax withheld, if any. A similar report is sent to the non-U.S. holder. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in the non-U.S. holder’s country of residence.

Payments of dividends or of proceeds on the disposition of stock made to a non-U.S. holder may be subject to information reporting and backup withholding unless the non-U.S. holder establishes an exemption, for example by properly certifying the non-U.S. holder’s status on an applicable IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that the non-U.S. holder is a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Legislation Affecting Taxation of Our Class A Common Stock Held By or Through Foreign Entities (FATCA)

Sections 1471 through 1474 of the Code (generally known as the FATCA provisions) generally impose U.S. federal withholding taxes on certain types of payments made to foreign entities. Failure to comply with the additional certification, information reporting and other specified requirements imposed under FATCA could result in U.S. federal withholding tax being imposed on payments of dividends on, or gross proceeds from the sale of, our Class A common stock held by or through a foreign entity, and certain “pass-thru” payments received with respect to instruments held through foreign financial institutions, although under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply on payment of gross proceeds. The U.S. has entered into agreements with certain countries that modify these general rules for entities located in those countries. Prospective investors should consult their own tax advisors regarding FATCA and its effect on them.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our Class A common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of Class A common stock indicated below:

Name	Number of Class A Shares
Morgan Stanley & Co. LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Piper Jaffray & Co.
BMO Capital Markets Corp.
Total:	6,666,667

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,000,000 additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of Class A common stock listed next to the names of all underwriters in the preceding table.

At our request, the underwriters have reserved for sale at the initial public offering price up to 5% of our Class A common stock being offered for sale to our directors, officers, certain employees and other parties with a connection to the Company. We will offer these shares to the extent permitted under applicable regulations in the United States and in various countries. Pursuant to the underwriting agreement, the sales will be made by the representatives through a directed share program. The number of shares of Class A common stock available for sale to the general public will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. We have agreed to indemnify the representatives in connection with the directed share program, including for the failure of any participant to pay for its shares. Other than the underwriting discounts described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to shares of Class A common stock sold pursuant to the directed share program. Shares offered in the directed share program will not be subject to lock-up agreements, with the exception of the shares to be issued to directors, officers and certain existing stockholders who are already subject to lock-up agreements, as described below.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,000,000 shares of Class A common stock.

Total
	Per Class A Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $3.2 million. We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $40,000.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of Class A common stock offered by them.

We have applied to list our Class A common stock on the Nasdaq Global Market under the trading symbol “CBUS.”

We and all directors and officers and substantially all holders of our outstanding stock have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•	offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common stock or any securities convertible into or exercisable or exchangeable for common stock;
•	file any registration statement with the SEC relating to the offering of any common stock or any securities convertible into or exercisable or exchangeable for common stock other than on Form S-8 or any successor form thereto with respect to securities issued or issuable under equity incentive plans described in this prospectus; or
•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of shares to the underwriters;
•	the issuance by us of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;
•	transactions by any person other than us relating to common stock or such other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with subsequent sales of the common stock or such other securities acquired in such open market transactions;
•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period;

•	subject to certain limitations, transactions by any person other than us relating to common stock or such other securities acquired in open market transactions after the completion of the offering;
•	subject to certain limitations, transfers by any person other than us of common stock or such other securities (i) as a bona fide gift or gifts, (ii) by will or pursuant to the laws of descent and distribution upon the death of such person, (iii) to the spouse, parent, child, sibling, grandchild or first cousin, including any such relationship by marriage or legal adoption (each, an “immediate family member”) of such person or any immediate family member thereof, (iv) to any corporation, partnership, limited liability company or other entity of which such person or an immediate family member or members of such person are the direct or indirect legal and beneficial owners of all the outstanding equity securities or similar interests of such corporation, partnership, limited liability company or other entity, or (v) to a trust for the direct or indirect benefit of such person or any immediate family member thereof;
•	transfers by any person other than us of common stock or such other securities by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement; provided, that no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with such transfer and if such person is required to file such report, such filing shall state that such transfer is pursuant to an order of a court or settlement resulting from a legal proceeding unless such a statement would be prohibited by any applicable law or order of a court;
•	subject to certain limitations, distributions of common stock or such other securities to members, limited partners, affiliates (as defined in Rule 405 under the Securities Act) or stockholders of such person;
•	the receipt of common stock by such person from us upon the exercise of options or other awards granted under any equity incentive plan or equity purchase plan or any transfer of common stock or such other securities to us upon a vesting or settlement event or upon the exercise of options to purchase our common stock or such other securities on a “cashless” or “net exercise” basis for the purpose of satisfying any withholding taxes due as a result of the exercise of such options; provided, that (i) such shares will be subject to these restrictions and (ii) no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with such transfer during the restricted period; or
•	transfers to a nominee or custodian of a person or entity to whom disposition or transfer would be permissible under one of the above exceptions and subject to the limitations set forth therein.

Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated in their sole discretion, may release the Class A common stock and such other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, Class A common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging. financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the Class A common stock may only be made to persons, or to the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the Class A common stock without disclosure to investors under Chapter 6D of the Corporations Act.

The Class A common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada

The Class A common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Class A common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The Class A common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Class A common stock offered should conduct their own due diligence on the Class A common stock. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State it has not made and will not make an offer of Class A common stock which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

•	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;
•	to fewer than 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive), per Relevant Member State, subject to obtaining the prior consent of the underwriters; or
•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Class A common stock shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or a supplemental prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of common stock to the public” in relation to any Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe for the Class A common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

France

Neither this prospectus nor any other offering material relating to the Class A common stock described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The Class A common stock have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the Class A common stock has been or will be (i) released, issued, distributed or caused to be released, issued or distributed to the public in France; or (ii) used in connection with any offer for subscription or sale of the Class A common stock to the public in France.

Such offers, sales and distributions will be made in France only:

(a)	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;
(b)	to investment services providers authorized to engage in portfolio management on behalf of third parties; or
(c)	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

The Class A common stock may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Hong Kong

The Class A common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the Class A common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Class A common stock which is or is intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

Japan

The Class A common stock has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

People’s Republic of China (PRC)

This prospectus may not be circulated or distributed in the PRC, and the Class A common stock may not be offered or sold to any person for re-offering or resale directly or indirectly to any resident of the PRC, except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Class A common stock may not be circulated or distributed, nor may the Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
b)	where no consideration is or will be given for the transfer;
c)	where the transfer is by operation of law;
d)	as specified in Section 276(7) of the SFA; or
e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The Class A common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or “SIX,” or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us, or the Class A common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the Class A common stock.

United Arab Emirates

The shares of Class A common stock have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Class A common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the issuance of the Class A common stock offered hereby will be passed upon for us by Jones Day, New York, New York. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The financial statements of Cibus Global, Ltd. as of December 31, 2017 and 2016 and for each of the two years in the period ended December 31, 2017 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form S-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

Report of Independent Registered Public Accounting Firm

The reverse share split described in Note 1 to the consolidated financial statements has not been consummated at February 4, 2019. When it has been consummated, we will be in a position to furnish the following report.

/s/PricewaterhouseCoopers LLP
San Diego, California
February 4, 2019

“Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cibus Global, Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cibus Global, Ltd. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ deficit and cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred significant losses and cash used in operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PricewaterhouseCoopers LLP
San Diego, California
September 28, 2018, except for the effects of the reverse share split described in Note 1, as to which the date is

We have served as the Company's auditor since 2015.”

CIBUS GLOBAL, LTD.
Consolidated Balance Sheets
(In thousands, except share data)

	September 30,	Pro forma September 30,	December 31,
	2018	2018	2017	2016
	(unaudited)	(unaudited)
Assets
Current assets
Cash and cash equivalents	$25,502		$6,549	$7,173
Accounts receivable, net of allowance for doubtful accounts of $0 (unaudited), $0 and $110	42		187	26
Due from related party, net of allowance for doubtful accounts of $359 (unaudited), $359 and $359	27		13	13
Inventory	1,923		1,256	798
Restricted cash	149		402	535
Prepaid expenses and other current assets	522		464	192
Total current assets	28,165		8,871	8,737
Property and equipment, net	4,658		4,103	4,300
Other assets	1,333		154	153
Total assets	$34,156		$13,128	$13,190
Liabilities and Shareholders’ Deficit
Current liabilities
Accounts payable	$2,896		$2,172	$1,462
Accrued expenses	4,346		2,924	2,220
Due to related party	—		1,084	684
Deferred revenue	1,821		2,400	535
Notes payable, current	118		342	191
Deferred rent, current	110		367	284
Capital lease obligations, current	331		179	171
Total current liabilities	9,622		9,468	5,547
Notes payable, net of current portion	—		17	226
Capital lease obligations, net of current portion	550		173	295
Deferred rent, net of current portion	—		5	371
Royalty obligation - related parties	25,802		20,935	15,676
Total liabilities	35,974		30,598	22,115
Commitments and contingencies (Note 16)
Shareholders’ deficit
Series A convertible preferred shares, no par value; 9,079,394, 9,792,401 and 9,792,401 shares authorized at September 30, 2018 (unaudited), December 31, 2017 and 2016, respectively; 6,496,323, 6,496,323 and 6,475,786 shares issued and outstanding at September 30, 2018 (unaudited), December 31, 2017 and 2016, respectively; $101,294 liquidation preference at September 30, 2018 (unaudited); no shares issued and outstanding as of September 30, 2018, pro forma (unaudited)	55,854	—	55,854	55,732
Series B convertible preferred shares, no par value; 3,405,083, 3,808,156 and 3,862,558 shares authorized at September 30, 2018 (unaudited), December 31, 2017 and 2016, respectively; 3,354,201 shares issued and outstanding at September 30, 2018 (unaudited), December 31, 2017 and 2016; $57,031 liquidation preference at September 30, 2018 (unaudited); no shares issued and outstanding as of September 30, 2018, pro forma (unaudited)	54,729	—	54,729	54,729

The accompanying notes are an integral part of these consolidated financial statements.

CIBUS GLOBAL, LTD.
Consolidated Balance Sheets (Continued)
(In thousands, except share data)

	September 30,	Pro forma September 30,	December 31,
	2018	2018	2017	2016
	(unaudited)	(unaudited)
Series C convertible preferred shares, no par value; 4,717,507 and 3,155,329 shares authorized at September 30, 2018 (unaudited) and December 31, 2017, respectively; 3,611,818 and 1,239,067 shares issued and outstanding at September 30, 2018 (unaudited) and December 31, 2017, respectively; $69,711 liquidation preference at September 30, 2018 (unaudited); no shares issued and outstanding as of September 30, 2018, pro forma (unaudited)	67,013	—	23,312	—
Voting common shares, no par value; 21,238,630, 20,618,445 and 16,938,727 shares authorized at September 30, 2018 (unaudited), December 31, 2017 and 2016, respectively; none issued and outstanding; 17,157,971 shares issued and outstanding as of September 30, 2018, pro forma (unaudited)	—	—	—	—
Nonvoting common shares, no par value; 4,036,645, 3,808,156 and 3,283,767 shares authorized at September 30, 2018 (unaudited), December 31, 2017 and 2016, respectively; 3,695,629, 2,839,967 and 1,771,979 shares issued and outstanding at September 30, 2018, December 31, 2017 and 2016, respectively; no shares issued and outstanding as of September 30, 2018, pro forma (unaudited)	890	—	811	714
Additional paid-in capital	43,995	222,481	41,973	33,200
Accumulated other comprehensive loss	(42)	(42)	(17)	(64)
Accumulated deficit	(224,257)	(224,257)	(194,132)	(153,236)
Total shareholders’ deficit	(1,818)	(1,818)	(17,470)	(8,925)
Total liabilities and shareholders’ deficit	$34,156	$34,156	$13,128	$13,190

The accompanying notes are an integral part of these consolidated financial statements.

CIBUS GLOBAL, LTD.
Consolidated Statements of Operations
(In thousands, except share data)

	Nine Months Ended September 30,		Year Ended December 31,
	2018	2017	2017	2016
	(unaudited)
Revenue:
Product sales, net	$2,372	$1,839	$1,839	$597
Collaboration and research	253	705	848	1,196
Collaboration and research - related party	—	—	—	440
Total revenue	2,625	2,544	2,687	2,233

Operating expenses:
Cost of product sales	1,853	1,060	1,060	1,007
Selling, general and administrative	12,457	9,824	13,752	13,052
Research and development	13,475	13,092	17,111	19,854
Total operating expenses	27,785	23,976	31,923	33,913
Loss from operations	(25,160)	(21,432)	(29,236)	(31,680)

Other (income) expense, net:
Interest income	(81)	—	—	(6)
Interest expense	56	177	78	57
Interest expense - related parties	—	6,045	6,179	61
Interest expense, royalty obligation - related parties	4,867	3,796	5,259	4,225
Other expense, net	123	49	144	22
Total other (income) expense, net	4,965	10,067	11,660	4,359
Loss on equity method investment	—	—	—	(100)
Net loss	$(30,125)	$(31,499)	$(40,896)	$(36,139)
Less: Deemed distribution to preferred shareholders	—	(5,314)	(5,314)	—
Net loss attributable to common shareholders	$(30,125)	$(36,813)	$(46,210)	$(36,139)
Net loss per share attributable to common shareholders, basic and diluted	$(18.73)	$(25.77)	$(31.25)	$(32.58)
Weighted average shares used to compute basic and diluted net loss per share	1,608,797	1,428,382	1,478,930	1,109,217
Pro forma net loss per share - basic and diluted (unaudited)	$(2.09)		$(3.52)
Pro forma weighted average shares outstanding basic and diluted (unaudited)	14,441,075		11,605,504

The accompanying notes are an integral part of these consolidated financial statements.

CIBUS GLOBAL, LTD.
Consolidated Statements of Comprehensive Loss
(In thousands)

	Nine Months Ended September 30,		Year Ended December 31,
	2018	2017	2017	2016
	(unaudited)
Net loss	$(30,125)	$(31,499)	$(40,896)	$(36,139)
Other comprehensive income
Foreign currency translation adjustment	(25)	(7)	47	7
Comprehensive loss	$(30,150)	$(31,506)	$(40,849)	$(36,132)

The accompanying notes are an integral part of these consolidated financial statements.

CIBUS GLOBAL, LTD.
Consolidated Statements of Changes in Shareholders’ Deficit
(In thousands, except share data)

	Series A Convertible Preferred Shares		Series B Convertible Preferred Shares		Series C Convertible Preferred Shares		Nonvoting Common Shares		Additional Paid-in Capital	Accu- mulated Other Compre- hensive Loss	Accu- mulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances at January 1, 2016	6,472,316	$55,673	2,477,005	$40,877	—	$—	1,465,955	$546	$31,052	$(71)	$(117,097)	$10,980
Issuance of Series A convertible preferred shares	3,470	59	—	—	—	—	—	—	—	—	—	59
Issuance of Series B convertible preferred shares, net of issuance costs	—	—	877,196	14,217	—	—	—	—	—	—	—	14,217
Warrants issued in connection with issuance Series B convertible preferred shares	—	—	—	(365)	—	—	—	—	365	—	—	—
Issuance of restricted stock	—	—	—	—	—	—	268,456	61	—	—	—	61
Issuance of restricted stock for services	—	—	—	—	—	—	50,400	108	—	—	—	108
Repurchase of nonvoting common shares	—	—	—	—	—	—	(12,832)	(1)	(9)	—	—	(10)
Share-based compensation	—	—	—	—	—	—	—	—	1,731	—	—	1,731
Imputed interest on due to related party	—	—	—	—	—	—	—	—	61	—	—	61
Foreign currency translation	—	—	—	—	—	—	—	—	—	7	—	7
Net loss	—	—	—	—	—	—	—	—	—	—	(36,139)	(36,139)
Balances at December 31, 2016	6,475,786	$55,732	3,354,201	$54,729	—	$—	1,771,979	$714	$33,200	$(64)	$(153,236)	$(8,925)

Issuance of Series A convertible preferred shares	20,537	122	—	—	—	—	—	—	—	—	—	122
Series A preferred warrant modification	—	—	—	—	—	—	—	—	5,314	—	—	5,314
Deemed distribution to preferred shareholders	—	—	—	—	—	—	—	—	(5,314)	—	—	(5,314)
Issuance of Series C convertible preferred shares, net of issuance costs	—	—	—	—	1,239,067	23,438	—	—	—	—	—	23,438
Warrants issued in connection with issuance Series C convertible preferred shares	—	—	—	—	—	(126)	—	—	126	—	—	—
Warrants issued in connection with convertible promissory notes	—	—	—	—	—	—	—	—	5,985	—	—	5,985
Issuance of restricted stock	—	—	—	—	—	—	1,112,851	102	—	—	—	102
Issuance of restricted stock for services	—	—	—	—	—	—	15,988	1	—	—	—	1
Repurchase of nonvoting common shares	—	—	—	—	—	—	(60,851)	(6)	—	—	—	(6)
Share-based compensation	—	—	—	—	—	—	—	—	2,585	—	—	2,585
Imputed interest on due to related party	—	—	—	—	—	—	—	—	77	—	—	77
Foreign currency translation	—	—	—	—	—	—	—	—	—	47	—	47
Net loss	—	—	—	—	—	—	—	—	—	—	(40,896)	(40,896)
Balances at December 31, 2017	6,496,323	$55,854	3,354,201	$54,729	1,239,067	$23,312	2,839,967	$811	$41,973	$(17)	$(194,132)	$(17,470)

Issuance of Series C convertible preferred shares, net of issuance costs (unaudited)	—	—	—	—	2,372,751	44,280	—	—	—	—	—	44,280
Warrants issued in connection with issuance Series C convertible preferred shares (unaudited)	—	—	—	—	—	(579)	—	—	579	—	—	—
Issuance of restricted stock (unaudited)	—	—	—	—	—	—	915,604	84	(81)	—	—	3
Repurchase of nonvoting common shares (unaudited)	—	—	—	—	—	—	(59,942)	(5)	(30)	—	—	(35)
Share-based compensation (unaudited)	—	—	—	—	—	—	—	—	1,554	—	—	1,554
Foreign currency translation (unaudited)	—	—	—	—	—	—	—	—	—	(25)	—	(25)
Net loss (unaudited)	—	—	—	—	—	—	—	—	—	—	(30,125)	(30,125)
Balances at September 30, 2018 (unaudited)	6,496,323	$55,854	3,354,201	$54,729	3,611,818	$67,013	3,695,629	$890	$43,995	$(42)	$(224,257)	$(1,818)

The accompanying notes are an integral part of these consolidated financial statements.

CIBUS GLOBAL, LTD.
Consolidated Statements of Cash Flows
(In thousands)

	Nine Months Ended September 30,		Year Ended December 31,
	2018	2017	2017	2016
	(unaudited)
Cash flows from operating activities
Net loss	$(30,125)	$(31,499)	$(40,896)	$(36,139)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	943	932	1,260	1,574
Share-based compensation	1,554	2,129	2,585	1,731
Interest expense — related parties	—	6,045	6,062	61
Write-down of inventory	672	100	100	331
Other adjustments	(16)	—	42	93
Changes in operating assets and liabilities:
Accounts receivable	144	(161)	(161)	42
Due from related party	(14)	(3)	—	(13)
Inventory	(1,339)	167	(589)	(729)
Prepaid expenses and other current assets	(57)	(52)	(271)	66
Other assets	(48)	1	(1)	21
Accounts payable	724	1,612	478	671
Accrued expenses	290	1,119	982	954
Due to related party	—	266	400	106
Deferred revenue	(579)	7	1,865	(257)
Deferred rent	(260)	(199)	(284)	(202)
Interest payable, royalty obligation - related parties	4,867	3,796	5,259	4,225
Net cash used in operating activities	(23,244)	(15,740)	(23,169)	(27,465)
Cash flows from investing activities
Purchase of property and equipment	(1,498)	(1,177)	(1,189)	(1,901)
Investment in equity method investee	—	—	—	(100)
Change in restricted cash	253	(10)	133	257
Net cash used in investing activities	(1,245)	(1,187)	(1,056)	(1,744)
Cash flows from financing activities
Principal payments - capital leases	(260)	(145)	(190)	(82)
Proceeds from new capital leases	789	77	77	457
Principal payments - notes payable	(241)	(141)	(191)	(372)
Proceeds from notes payable	—	129	132	—
Proceeds from issuance of Series B convertible preferred shares, net of issuance costs	—	—	—	26,794
Proceeds from issuance of Series C convertible preferred shares, net of issuance costs	43,195	9,766	14,678	—
Proceeds from issuance of notes payable from shareholders	—	9,000	9,000	—
Repurchase of nonvoting common shares	(35)	(5)	(6)	(10)
Proceeds from issuance of nonvoting common shares	3	98	96	62
Net cash provided by financing activities	43,451	18,779	23,596	26,849

Effect of exchange rate changes on cash	(9)	(7)	5	7
Net increase (decrease) in cash and cash equivalents	18,953	1,845	(624)	(2,353)
Cash and cash equivalents
Beginning of year	6,549	7,173	7,173	9,526
End of period	$25,502	$9,018	$6,549	$7,173

The accompanying notes are an integral part of these consolidated financial statements.

CIBUS GLOBAL, LTD.
Notes to Consolidated Financial Statements
(In thousands, expect share and per share data)

1.	Nature of Business and Organization

Cibus Global, Ltd., a British Virgin Islands Company, (“Cibus” or the “Company”) was formed on November 5, 2001.

Cibus is a biotechnology company using advanced technologies to develop desirable plant traits for the global seed industry. Cibus has developed and is commercializing a proprietary and highly differentiated gene-editing technology that enables the Company to efficiently introduce customizable, specific and predictable value-enhancing traits into plants and microorganisms. Cibus’ non-transgenic gene-editing approach accelerates the processes that underlie natural breeding as a means to increase crop yields realized by farmers, to develop healthier food for consumers, and to reduce waste for a sustainable agricultural ecosystem.

Reverse Share Split

These consolidated financial statements reflect a reverse share split of the Company’s common and convertible preferred shares at a ratio of one share for every 9.1908 shares previously held. This reverse share split became effective on February   , 2019. All share and per share data for all periods presented in these consolidated financial statements and notes thereto have been adjusted retrospectively, where applicable, to reflect the reverse share split.

Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates continuity of operations, the realization of assets and the satisfaction of liabilities in the normal course of business. The accompanying consolidated financial statements do not reflect any adjustments that might result if the Company is unable to continue as a going concern.

In accordance with Accounting Standards Update (“ASU”) 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern, management is required to perform a two-step analysis over its ability to continue as a going concern. Management must first evaluate whether there are conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern (step 1). If management concludes that substantial doubt is raised, management is also required to consider whether its plans alleviate that doubt (step 2).

The Company has experienced net losses and negative cash flows from operations since its inception and has relied on its ability to fund its operations through equity financings. The Company expects to continue to incur net losses for at least the next several years. For the years ended December 31, 2017 and 2016, the Company incurred net losses of $40.9 million and $36.1 million, respectively, and used cash in operations of $23.2 million and $27.5 million, respectively. As of December 31, 2017, the Company had an accumulated deficit of $194.1 million and cash and cash equivalents of $6.5 million. For the nine months ended September 30, 2018 (unaudited), the Company incurred net losses of $30.1 million, and used cash in operations of $23.2 million. As of September 30, 2018 (unaudited), the Company had an accumulated deficit of $224.3 million and cash and cash equivalents of $25.5 million. Management has prepared cash flow forecasts which indicate that based on the Company’s expected operating losses and negative cash flows, there is substantial doubt about the Company’s ability to continue as a going concern without raising additional capital within 12 months after the date that the consolidated financial statements as of and for the year ended December 31, 2017 were issued.

Management has prepared cash flow forecasts which indicate that based on the Company’s expected operating losses and negative cash flows, there is substantial doubt about the Company’s ability to continue as a going concern without raising additional capital within the 12 months after the interim consolidated financial statements as of and for the nine months ended September 30, 2018 were issued (unaudited).

The Company’s ability to continue as a going concern is dependent upon its ability to raise additional funding. Management intends to raise additional capital through a combination of equity offerings, commercial sales transactions, and collaboration and license agreements. However, the Company may not be able to secure

CIBUS GLOBAL, LTD.
Notes to Consolidated Financial Statements (continued)
(In thousands, expect share and per share data)

additional financing in a timely manner or on favorable terms, if at all. Furthermore, if the Company issues equity securities to raise additional funds, its existing stockholders may experience dilution, and the new equity securities may have rights, preferences and privileges senior to those of the Company’s existing stockholders. If the Company raises additional funds through collaboration, licensing or other similar arrangements, it may be necessary to relinquish valuable rights to its potential products or proprietary technologies or grant licenses on terms that are not favorable to the Company. If the Company is unable to raise capital when needed or on attractive terms, it would be forced to delay, reduce or eliminate its research and development programs or other operations. If any of these events occur, the Company’s ability to achieve the development and commercialization goals would be adversely affected.

2.   Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of Cibus Global, Ltd. and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the Company’s consolidated financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Management evaluates its estimates on an ongoing basis. Although estimates are based on the Company’s historical experience, knowledge of current events and actions it may undertake in the future, actual results may ultimately materially differ from these estimates and assumptions. Key estimates made by the Company include revenue recognition, collectability of receivables, including amounts from related parties, valuation of inventory, impairment of long-lived assets, valuation of share-based awards and related share-based compensation expense, and the valuation of the royalty obligation.

Unaudited Interim Financial Information

The accompanying consolidated balance sheet as of September 30, 2018, the related consolidated statements of operations, consolidated statements of comprehensive loss and consolidated statements of cash flows for the nine months ended September 30, 2018 and 2017 and the consolidated statements of changes in shareholders’ deficit for the nine months ended September 30, 2018 are unaudited. The interim unaudited consolidated financial statements have been prepared on the same basis as the annual audited consolidated financial statements and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the Company’s financial position as of September 30, 2018 and the results of its operations and its cash flows for the nine months ended September 30, 2018 and 2017. The financial data and other information disclosed in these notes related to the nine months ended September 30, 2018 and 2017 are unaudited. The results for the nine months ended September 30, 2018 are not necessarily indicative of results to be expected for the year ending December 31, 2018, any other interim periods or any future year or period.

Unaudited Pro Forma Balance Sheet Information

Upon the closing of a qualified IPO, all outstanding convertible preferred shares will automatically convert into common shares. The unaudited pro forma balance sheet information shows the effect of the conversion of the Company’s Series A, B and C convertible preferred shares and the conversion of the convertible preferred stock warrants into voting common shares and warrants to purchase voting common shares, respectively, as of September 30, 2018. The unaudited pro forma balance sheet information as of September 30, 2018 does not give effect to the proposed offering.

Fair Value Measurements of Financial Instruments

The Company follows Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures, for financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Under ASC 820, fair value refers to the price that would be received to sell an

CIBUS GLOBAL, LTD.
Notes to Consolidated Financial Statements (continued)
(In thousands, expect share and per share data)

asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts its business. ASC 820 clarifies fair value should be based on assumptions market participants would use when pricing the asset or liability and establishes a hierarchy that prioritizes inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to observable unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The carrying amounts reflected in the consolidated balance sheets for accounts receivable, accounts payable and accrued expenses approximate their fair value due to their short-term nature.

Cash and Cash Equivalents

The Company considers all liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash and cash equivalents include cash in readily available checking and money market accounts. The Company maintains its cash in bank deposit accounts which, at times, exceed federally insured limits. As of September 30, 2018 (unaudited), December 31, 2017, and 2016, the Company did not have any cash equivalents.

Restricted Cash

As of September 30, 2018 (unaudited), December 31, 2017, and 2016, the Company had restricted cash of $0.1 million, $0.4 million and $0.5 million, respectively, consisting of payments received from a collaboration agreement which requires the funds to be segregated in a separate account and only to be used for research and development activities under the related grant agreement.

Accounts Receivable

Accounts receivable are recorded at the amounts billed relating to contracted research and development services provided or the sale of product. The Company makes judgments as to its ability to collect outstanding receivables and provides an allowance for receivables when collection becomes doubtful. Accounts receivable are written off when management believes that all efforts to collect the amounts outstanding have been exhausted. The allowance for doubtful accounts is estimated by management based on evaluations of its historical bad debt, current collection experience and estimate of remaining collectability. Bad debt expense is recorded as necessary to maintain an appropriate level of allowance for doubtful accounts in selling, general and administrative expense.

Inventory

Inventory consists of parent seed, work in progress and finished goods, and is stated at the lower of cost or net realizable value. The net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale of goods.

The Company uses the first-in, first-out method of valuing inventory. The value of inventory comprises the costs to produce parent seed which are generally incurred under a parent line production agreement with third party breeder; the costs involved in converting parent seed into hybrid seed available for sale; and, other costs incurred under toll processing arrangements with third parties to prepare the hybrid seed for sale such as applying seed treatment, seed packaging and storage.

The Company utilizes third-party seed producers in the United States and Chile to convert parent seed into saleable hybrid seed. The final value of the Company’s work in progress inventory is determined when the hybrid seed is harvested, and the yield can be determined pursuant to the terms of the Company’s seed production agreements. The value of the Company’s work in progress inventory in Chile is based on management’s best estimates as of September 30, 2018 and December 31, 2017. The final cost and quantities of the hybrid seed produced may vary from the estimated cost and quantities due largely from environmental factors such as weather and disease.

The carrying value of inventory is adjusted to its estimated net realizable value by management based on evaluation of the quantity and quality of seed stock on hand together with the projected production yields and

CIBUS GLOBAL, LTD.
Notes to Consolidated Financial Statements (continued)
(In thousands, expect share and per share data)

estimated customer demand. The impairments are recorded as a cost of product sales. The Company’s inventory impairment charges were $0.1 million and $0.3 million for the years ended December 31, 2017 and 2016, respectively and $0.7 million and $0.1 million for the nine months ended September 30, 2018 and 2017 (unaudited), respectively.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation and amortization. The Company capitalizes lab equipment used for research and development if it has alternative future use in research and development or otherwise. Depreciation of lab equipment, furniture and computer equipment and software is recorded using a straight-line method over the estimated useful lives of the respective assets, ranging from three to ten years. Amortization of leasehold improvements is recorded using a straight-line method over the lesser of the estimated useful lives of the improvements or the remaining life of the lease. Expenditures which substantially increase the useful life of an asset, are capitalized. Expenditures for repairs and maintenance are expensed as incurred.

Construction in progress includes the development of laboratory equipment to be used in the Company’s research and development efforts. The laboratory equipment will be placed in service when the equipment is ready for its intended use and will be depreciated over the estimated useful life of five years.

Long-Lived Assets

The Company periodically reviews the carrying value and estimated lives of all of its long-lived assets, including property and equipment, to determine whether indicators of impairment may exist which warrant adjustments to carrying values or estimated useful lives. Should an impairment exist, the impairment loss would be measured based on the excess of the carrying amount of the asset or asset group over the estimated asset’s fair value. Management determined no impairment existed during the nine months ended September 30, 2018 (unaudited) and the years ended December 31, 2017 and 2016.

Leases

Leased property meeting the capital lease criteria is capitalized, and the net present value of the related lease payments is recorded as a liability. Amortization of leased assets under capital leases is recorded using the straight-line method over the shorter of the estimated useful lives or the lease terms.

Investments in Other Entities

The Company uses the equity method to account for investments in common stock of corporations in which it has a voting interest of between 20% and 50% or in which the Company otherwise has the ability to exercise significant influence. The equity method requires the Company to initially measure its investment at cost and subsequently adjust its investment for its share of the net income (loss) of its investees. Other equity investments are accounted for under the cost method.

The carrying values of the Company’s equity investments were zero as of September 30, 2018 (unaudited), December 31, 2017 and 2016. The Company does not have the obligation to share in the losses of its equity method investments.

Revenue Recognition

Revenue Recognition for Product Sales, Net

The Company recognizes sales of commercial seed when the sale meets the four criteria for revenue recognition: (1) persuasive evidence of an arrangement exists, (2) the products have been delivered and title to the product and associated risk has been passed to the customer, (3) the price to the customer is fixed or determinable, and (4) collectivity is reasonably assured.

CIBUS GLOBAL, LTD.
Notes to Consolidated Financial Statements (continued)
(In thousands, expect share and per share data)

Certain customers of the Company’s commercial seed products have the option to return purchased seed. The Company records a provision for potential returns against sales. The return period is of short duration and no sales were subject to return at September 30, 2018 (unaudited), December 31, 2017 and 2016.

The Company offers sales incentives to its customers generally in the form of price discounts, volume and loyalty rebates, and promotional trips. Cash consideration provided to customers is recorded as a reduction of revenue and non-cash incentives provided to customers are recorded as costs of product sales.

The Company offers advance payment options to customers, pursuant to which the customer receives a discount at the time of seed purchase. Cash received in advance under these arrangements is recorded as deferred revenue and is recognized as revenue upon satisfaction of the criteria above.

Revenue Recognition for Collaboration Agreements

The Company’s collaboration agreements contain multiple elements, including payments for reimbursement of research and development costs, payments for ongoing research and development, and payments associated with achieving certain scientific, regulatory or commercial milestones. Revenues are recognized as earned, generally based on performance of the service as agreed upon in the collaboration agreement, under which the price is fixed or determinable and collectability is reasonably assured.

Revenue for research and development services under the Company’s collaboration agreements is recognized as services are performed. If there is no discernible pattern of performance or objective performance measures do not exist, revenue under the arrangement is recognized on a straight-line basis over the period that the performance obligations are expected to be met. If the pattern of performance in which the service is provided to the collaboration partner can be determined and objectively measurable performance exists, then revenue under the arrangement is recognized using the proportional performance method. Revenue recognized is limited to the lesser of the cumulative amount of payments received or the cumulative revenue earned, determined using the straight-line method or proportional performance, as applicable, as of the reporting date.

Cash received in advance of performance of the underlying research and development services is recorded as deferred revenue and recognized as revenue when services are performed. Generally, cash received is non-refundable as the outcome of research and development services are uncertain by nature as the risk of failure lies with the party requesting the services.

Revenue Recognition under Topic 606 (unaudited)

In May 2014, the FASB issued ASU No. 2014-09 (Topic 606) Revenue from Contracts with Customers. Topic 606 supersedes the revenue recognition requirements in Topic 605 “Revenue Recognition” (Topic 605) and requires entities to recognize revenue when control of the promised goods or services is transferred to customers at an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services using a five-step approach for recognizing revenue, as defined by Topic 606.

On January 1, 2018, the Company adopted Topic 606 using the modified retrospective method, applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented in accordance with Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with Topic 605. The Company did not record any adjustments to its opening accumulated deficit as of January 1, 2018 due to the adoption of Topic 606 as the adoption did not have any impact on the Company’s historical consolidated financial statements. Further, the adoption of Topic 606 did not impact the Company’s consolidated financial statements as of and for the nine months ended September 30, 2018.

The Company’s revenues represent amounts earned from product sales, and collaboration agreements related to contract research. The Company recognizes revenues under Topic 606 when control of the products or services is transferred to the Company’s customers in an amount that reflects the consideration the Company expects to receive from the Company’s customers in exchange for those products or services. This process involves identifying the contract with a customer, determining the performance obligations in the contract, determining the

CIBUS GLOBAL, LTD.
Notes to Consolidated Financial Statements (continued)
(In thousands, expect share and per share data)

contract price, allocating the contract price to the distinct performance obligations in the contract and recognizing the revenue when the performance obligation have been satisfied. The Company recognizes revenue for satisfied performance obligations only when the Company determines there are no uncertainties regarding payment terms or transfer of control. A performance obligation is considered distinct from other obligations in a contract when it provides a benefit to the customer either on its own or together with other resources that are readily available to the customer and is separately identified in the contract.

Sales tax and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue.

Revenue Recognition for Product Sales, Net

Revenue is recognized at a point in time when control of the product is transferred to the customer, meaning the customer has the ability to use and obtain the benefit of the product, which generally occurs upon shipment. The Company’s contracts with its customers generally have a term of no more than one year.

The transaction price for product sales is determined as the selling price including an estimate of variable consideration, which may include amounts relating to return rights, price discounts, volume and loyalty rebates. Certain customers of the Company’s commercial seed products have certain return rights and other incentive rebates which constitutes variable consideration. The Company records a provision for potential returns against sales. The return period is of short duration and no sales were subject to return at September 30, 2018.

The Company offers advance payment options to customers, pursuant to which the customer receives a discount at the time of seed purchase. Cash received in advance under these arrangements is recorded as deferred revenue and is recognized as revenue upon satisfaction of the criteria above.

Collaboration Agreements Related to Contract Research

Performance obligations under collaboration arrangements include providing intellectual property licenses, performing research and development consulting services and providing other materials. To date, the Company has concluded that the license of intellectual property in its collaboration arrangements have not been distinct as intellectual property has not been licensed without related research and development support services.

Under Topic 606, milestone fees are variable consideration that is initially constrained and included in the arrangement consideration only when it is probable that the milestones will be achieved. Arrangement consideration, including up-front fees, milestone fees and fees for research services, is recognized over the period as services are provided using an input method to determine the amount to recognize each reporting period. The Company reviews the inputs each period, such as the Company’s level of effort expended, including the time the Company estimates it will take to complete the activities, or costs incurred relative to the total expected inputs to satisfy the performance obligation. Generally, input measures are labor hours expended or a time-based measure of progress towards the satisfaction of the performance obligation.

Contract Balances

As of September 30, 2018, the Company did not have any contract assets. The Company records contract liabilities when cash payments are received or due in advance of performance, primarily related to customer advances for seed sales and advances of upfront and milestone payments from contract research and collaboration agreements. Contract liabilities consist of deferred revenue on the consolidated balance sheet. The Company expects to recognize the amounts within deferred revenues within one year.

CIBUS GLOBAL, LTD.
Notes to Consolidated Financial Statements (continued)
(In thousands, expect share and per share data)

The following table represents the deferred revenue activity for the nine months ended September 30, 2018 (unaudited):

(in thousands)	September 30, 2018
Balance at the beginning of period	$2,400
Consideration earned during the period	(2,625)
Consideration received during the period	2,046
Balance at end of period	$1,821

Costs to Obtain Contracts

The Company recognizes the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that otherwise would have been recognized is one year or less. These costs are included in selling, general and administrative expenses in the consolidated statement of operations. As of September 30, 2018, and for the period then ended, the Company did not have any deferred contract costs or changes.

Cost of Product Sales

Cost of product sales include costs associated with growing seed for commercial sale, seed processing and distribution costs. Distribution cost include freight and handling costs associated with shipping product to customers. Additionally, non-cash sales incentives, such as promotion trips to the Company’s headquarters, provided to certain end-users are recorded as cost of product sales.

Selling, General and Administrative Expenses

All selling and marketing expenses, including advertising expenses and allocated facility costs including rent, utilities, maintenance expenses and depreciation and amortization, are included in selling, general and administrative expenses in the consolidated statements of operations. Advertising costs for the years ended December 31, 2017 and 2016 were $0.3 million and $0.2 million, respectively and $0.3 million and $0.2 million for the nine months ended September 30, 2018 and 2017 (unaudited), respectively.

Research and Development Expenses

Research and development costs are expensed as incurred in performing research and development activities and include salaries, lab supplies, equipment used in research and development activities, consultant fees, and allocated facility costs including rent, utilities, maintenance expenses and depreciation and amortization.

The Company expenses patent application costs and related legal costs for maintenance of such patents as incurred and are included in research and development expenses.

Royalty Obligation – Related Parties

For purposes of determining the Company’s royalty obligation, it estimates the total amount of future royalty payments over the life of the Warrant Exchange Agreement that it will be required to make to holders of certain warrants that were exchanged for the rights to future royalty payment. The estimated royalty payments are assessed at each reporting date. To the extent the amount or timing of such payments is materially different than the original estimate, the Company will prospectively adjust the effective interest rate and resulting accretion of interest. There are a number of factors that could materially affect the amount and timing of royalty payments such as the sale or licensing of certain products or traits being delayed, being less than expected or being higher than expected. If sales by the Company are less than expected, the interest expense recorded by the Company would be less over the term of the royalty obligation. Conversely, if sales by the Company are more than expected, the interest expense recorded by the Company would be greater over the term of the royalty obligation. The Company’s estimate resulted in an effective annual interest rate of 28.9% and 29.7% as of September 30, 2018 (unaudited) and December 31, 2017, respectively.

CIBUS GLOBAL, LTD.
Notes to Consolidated Financial Statements (continued)
(In thousands, expect share and per share data)

Deferred Offering Costs

Deferred public offering costs primarily consist of legal, accounting and filing fees relating to the Company’s IPO. The deferred offering costs will be offset against the IPO proceeds upon the consummation of the offering. In the event the offering is significantly delayed or aborted, deferred offering costs will be expensed. No deferred offering costs were recorded as of December 31, 2017. As of September 30, 2018 (unaudited), $1.1 million of deferred offering costs were recorded in other assets within the consolidated balance sheet.

Share-Based Compensation

Share-based compensation to employees, for awards of restricted common shares, is measured at the fair value of the award on the date of grant based on the total number of awards that are ultimately expected to vest, less any consideration to be paid by the employee. The Company does not apply a forfeiture rate to estimate forfeitures expected to occur, rather forfeitures are accounted for as they occur. The compensation expense resulting from share-based compensation to employees is recognized ratably over the vesting period of the award in operating expenses in the consolidated statements of operations. Share-based compensation related to nonemployees for services rendered is recorded at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured, and recognized as the services are performed. The fair value of nonemployee share-based compensation is remeasured each period until a commitment date is reached, which is generally the vesting date.

Income Taxes

The Company has elected to be treated as a partnership for income tax purposes in the United States. As such, the Company is not a tax paying entity for federal income tax purposes. Each shareholder is individually responsible for their share of the Company’s net income (loss) for federal income tax purposes. Accordingly, there is no income tax provision for United States income tax purposes recorded in the accompanying consolidated statements of operations.

Foreign Currency

The accompanying consolidated financial statements are presented in United States dollars (“USDs”) as the reporting currency. For those foreign subsidiaries where the Company has determined that the functional currency is the entity’s local currency, the assets and liabilities of such subsidiaries are translated into USD using exchange rates in effect at the balance sheet date. The revenue and expenses of such subsidiaries are translated into USDs using average exchange rates in effect during the reporting period. Any translation adjustments are presented as accumulated other comprehensive loss, within shareholders’ deficit. Foreign currency transaction gains and losses are included in other (income) expense, net within the accompanying consolidated statements of operations and were immaterial for all periods presented. The Company’s non-USD functional currencies are the Euro, the Canadian dollar and the British pound.

Segment Reporting and Geographic Information

Management has determined that the Company has one operating segment, research and development of plant gene editing, which is consistent with the Company structure and how it manages the business. Furthermore, the Company's Chief Operating Decision Maker, which is the Company's Chief Executive Officer, monitors and reviews financial information at a consolidated level for assessing operating results and the allocation of resources. All of the Company’s revenue for the years ended December 31, 2017 and 2016 and the nine months ended September 30, 2018 (unaudited), were generated in the United States.

Concentration of Revenue

The Company’s revenue are concentrated to a limited number of collaboration partners and distributors. For the nine months ended September 30, 2018 (unaudited), one collaboration partner and two distributors represented 100% of the Company’s revenue, with the collaboration partner and the two distributors individually representing 10%, 70%

CIBUS GLOBAL, LTD.
Notes to Consolidated Financial Statements (continued)
(In thousands, expect share and per share data)

and 20% of the Company’s revenue, respectively. For the nine months ended September 30, 2017 (unaudited), one collaboration partner and two distributors represented 88% of the Company’s revenue, with the collaboration partner and the two distributors individually representing 24%, 48% and 16% of the Company’s revenue, respectively.

For the year ended December 31, 2017, one collaboration partner and two distributors represented 88% of the Company’s revenue, with the collaboration partner and the two distributors individually representing 24%, 48% and 16% of the Company’s revenue, respectively. For the year ended December 31, 2016, three collaboration partners and one distributor represented 95% of the Company’s revenue, with the three collaboration partners and the distributor individually representing 33%, 20%, 17% and 25% of the Company’s revenue, respectively.

Net Loss Per Share

The Company computes basic and diluted net loss per share in conformity with the two-class method required for participating securities. Convertible preferred shares are considered participating securities for purposes of this calculation. The two-class method is an earnings allocation formula that treats a participating security as having rights to earnings that otherwise would have been available to holders of common stock. However, the two-class method does not impact the net loss per share, as the Company is in a loss position for each of the periods presented and convertible preferred shares do not participate in losses.

Basic net loss per share is calculated by dividing the net loss by the weighted-average number of common shares outstanding for the period. The Company’s potentially dilutive securities which include Series A convertible preferred shares, Series B convertible preferred shares, Series C convertible preferred shares, preferred share warrants and nonvested restricted common shares have been excluded from the computation of diluted net loss per share as they would be anti-dilutive to the net loss per share for all periods presented.

The following table sets forth the computation of basic and diluted net loss per share attributable to common shareholders (in thousands, except share and per share data):

	Nine Months Ended September 30,		Year Ended December 31,
	2018	2017	2017	2016
	(unaudited)
Numerator:
Net loss	$(30,125)	$(31,499)	$(40,896)	$(36,139)
Less: Deemed distribution to preferred shareholders	—	(5,314)	(5,314)	—
Net loss attributable to common shareholders	$(30,125)	$(36,813)	$(46,210)	$(36,139)
Denominator:
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	1,608,797	1,428,382	1,478,930	1,109,217
Net loss per share attributable to common shareholders, basic and diluted	$(18.73)	$(25.77)	$(31.25)	$(32.58)

Potentially dilutive securities not included in the calculation of diluted net loss per share attributable to common shareholders because to do so would be anti-dilutive are as follows (in potentially dilutive securities):

	September 30,		December 31,
	2018	2017	2017	2016
	(unaudited)
Series A convertible preferred shares	6,496,323	6,496,323	6,496,323	6,475,786
Series B convertible preferred shares	3,354,201	3,354,201	3,354,201	3,354,201
Series C convertible preferred shares	3,611,818	990,660	1,239,067	—
Warrants to purchase convertible preferred shares	3,175,634	3,115,432	3,119,007	2,633,953
Restricted common shares nonvested	1,795,896	1,266,065	1,180,769	523,150
	18,433,872	15,222,681	15,389,367	12,987,090

CIBUS GLOBAL, LTD.
Notes to Consolidated Financial Statements (continued)
(In thousands, expect share and per share data)

Pro Forma Loss Per Share (Unaudited)

Upon the closing of a qualified IPO, all convertible preferred shares will automatically convert into common shares. Pro forma basic and diluted net loss per share attributable to common shareholders have been computed to give effect to the conversion of the Company’s Series A, B and C convertible preferred shares into common shares as of the beginning of the period presented or the date of issuance, if later (in thousands, except share and per share data):

	Nine Months Ended September 30, 2018	Year Ended December 31, 2017
Numerator:

Net loss attributable to common shareholders	$(30,125)	$(46,210)
Pro forma adjustment related to deemed distribution to preferred shareholders	—	5,314
Pro forma net loss attributable to common shareholders	$(30,125)	$(40,896)
Denominator:
Weighted-average shares used in computing net loss per share attributable to common shareholders, basic and diluted	1,608,797	1,478,930
Weighted-average pro forma adjustment to reflected assumed conversion of convertible preferred shares used in computing net loss per share	12,832,277	10,126,574
Weighted-average shares used in computing pro forma net loss per share, basic and diluted	14,441,075	11,605,504
Net loss per share attributable to common shareholders, basic and diluted	$(2.09)	$(3.52)

Recently Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). Subsequently, the FASB issued additional standards related to ASU No. 2014-09: ASU No. 2016-08, Principal versus Agent Considerations, ASU No. 2016-10, Identifying Performance Obligations and Licensing, ASU No. 2016-12, Narrow-Scope Improvements and Practical Expedients, and ASU No. 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. Under the new revenue recognition guidance, an entity is required to recognize an amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The Company expects to adopt this pronouncement on January 1, 2018 and will utilize the modified retrospective approach. However, the Company does not anticipate the impact of adopting this pronouncement to have a material impact on its financial position, results of operations and disclosures for the years ended December 31, 2017. The Company does expect that revenue recognition for product sales will generally occur sooner than they would have under the previous accounting standard. For the years ended December 31, 2017 and 2016, the Company’s product sales were recognized in the third fiscal quarter.

The Company adopted this pronouncement on January 1, 2018 utilizing the modified retrospective approach. There was no material impact to the consolidated financial statements for the nine-month period ended September 30, 2018 due to the adoption of Topic 606 (unaudited).

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718), which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The Company is currently evaluating the impact that the adoption of this guidance will have on its consolidated financial statements. The Company will adopt this guidance in its year ending December 31, 2018 and interim periods within 2018.

CIBUS GLOBAL, LTD.
Notes to Consolidated Financial Statements (continued)
(In thousands, expect share and per share data)

The Company adopted this pronouncement as of January 1, 2018. There was no material impact to the consolidated financial statements for the nine-month period ended September 30, 2018 due to the adoption of Topic 718 (unaudited).

Recently Issued Accounting Pronouncements

As an emerging growth company, the Company has elected to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Securities Exchange Act.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The amendments in this ASU require, among other things, lessees to recognize and a right-of-use asset and a lease liability in the balance sheet for all leases. The lease liability will be measured at the present value of the lease payments over the lease term. The right-of-use asset will be measured at the lease liability amount, adjusted for lease prepayments, lease incentives received and lessee's initial direct costs (e.g., commissions). For calendar year-end public entities, the new standard will take effect for fiscal years beginning after December 15, 2018. For private entities the new standard will take effect for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Earlier application is permitted as of the beginning of an interim or annual reporting period. While the Company is still evaluating the timing and impact of the adoption of this guidance on its consolidated financial statements, it anticipates that the adoption will result in an increase in the assets and liabilities recorded on its consolidated balance sheet.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments (Topic 230). ASU 2016-15 addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice for certain cash receipts and cash payments. The Company does not believe the adoption of this guidance will have a material impact on the financial statements and intends to adopt the guidance on January 1, 2019.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company currently presents changes in restricted cash in the investing section of its consolidated statement of cash flows. The new guidance will not impact financial results but will result in a change in the presentation of restricted cash within the consolidated statements of cash flows. The Company intends to adopt the guidance on January 1, 2019.

In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The Company is evaluating the impact of adopting this guidance and intends to adopt the guidance on January 1, 2020.

3.	Inventory

Inventory consists of the following (in thousands):

	September 30, 2018	December 31,
		2017	2016
	(unaudited)
Parent seed	$106	$78	$42
Work in progress	1,598	981	581
Finished goods	219	197	175
	$1,923	$1,256	$798

CIBUS GLOBAL, LTD.
Notes to Consolidated Financial Statements (continued)
(In thousands, expect share and per share data)

4.	Property and Equipment, net

Property and equipment consists of the following (in thousands):

	Useful Life	September 30, 2018	December 31,
			2017	2016
		(unaudited)
Lab equipment	5-10 years	$7,673	$6,794	$6,770
Leasehold improvements	5-10 years	2,590	2,581	2,422
Furniture	5 years	204	204	142
Computer equipment and software	3 years	1,462	1,062	1,007
Construction in progress	N/A	1,349	1,139	376
		13,278	11,780	10,717
Less: Accumulated depreciation and amortization		(8,620)	(7,677)	(6,417)
		$4,658	$4,103	$4,300

Depreciation and amortization for the years ended December 31, 2017 and 2016 was $1.3 million and $1.6 million, respectively and $0.9 million for the nine months ended September 30, 2018 and 2017 (unaudited).

5.	Accrued Expenses

Accrued expenses consist of the following (in thousands):

	September 30, 2018	December 31,
		2017	2016
	(unaudited)
Accrued salaries, wages and payroll taxes	$1,084	$860	$805
Accrued seed production costs	—	688	295
Accrued professional fees	126	134	238
Accrued field trials	634	—	180
Accrued research and development costs	146	378	537
Other	2,356	864	165
	$4,346	$2,924	$2,220
6.	Notes Payable

The Company received funds from the landlord of its facilities to fund building improvements which are included in property and equipment, net in the accompanying consolidated balance sheets. The amounts are to be repaid to the landlord in monthly payments bearing interest at rates of 9% to 10% per annum and are due at various dates through January 2019. As of September 30, 2018 (unaudited), December 31, 2017, and 2016, $0.1 million, $0.4 million and $0.4 million was outstanding under this arrangement, respectively.

Future minimum payments required under notes payable at December 31, 2017 are as follow (in thousands):

Years Ending December 31,
2018	$354
2019	17
371
Less: Amount representing interest and fees	(12)
359
Less: Current portion	(342)
Noncurrent portion	$17

CIBUS GLOBAL, LTD.
Notes to Consolidated Financial Statements (continued)
(In thousands, expect share and per share data)

7.	Capital Lease Obligations

The Company leases certain computer and other equipment under capital leases which expire at various dates through March 2020. As of September 30, 2018 (unaudited), December 31, 2017, and 2016, property and equipment include leased equipment of $0.7 million, $0.6 million and $0.6 million, respectively, net of accumulated amortization of $0.2 million, $0.2 million and $0.1 million, respectively. Interest expense for leased assets for the years ended December 31, 2017 and 2016 and the nine months ended September 30, 2018 and 2017 (unaudited) was immaterial.

Future minimum lease payments required under capital lease obligations at December 31, 2017 are as follows (in thousands):

Years Ending December 31,
2018	$210
2019	178
2020	2
390
Less: Amounts representing interest and fees	(38)
352
Less: Current portion	(179)
Noncurrent portion	$173
8.	Convertible Preferred Shares and Voting Common Shares

The Company has authorized multiple series of convertible preferred shares (collectively, the “Preferred Shares”), in addition to voting and non-voting common shares.

Preferred Shares

The number of authorized and outstanding Preferred Shares was as follows (in thousands, expect share amounts):

	September 30, 2018
	Authorized Shares	Outstanding Shares	Carry Value	Redemption Value
	(unaudited)
Series A convertible preferred shares	9,079,394	6,496,323	$55,854	$101,294
Series B convertible preferred shares	3,405,083	3,354,201	54,729	57,031
Series C convertible preferred shares	4,717,507	3,611,818	67,013	69,711
Total	17,201,984	13,462,342	$177,596	$228,036
	December 31, 2017
	Authorized Shares	Outstanding Shares	Carry Value	Redemption Value
Series A convertible preferred shares	9,792,401	6,496,323	$55,854	$101,294
Series B convertible preferred shares	3,808,156	3,354,201	54,729	57,031
Series C convertible preferred shares	3,155,329	1,239,067	23,312	23,915
Total	16,755,886	11,089,591	$133,895	$182,240

CIBUS GLOBAL, LTD.
Notes to Consolidated Financial Statements (continued)
(In thousands, expect share and per share data)

The significant rights, privileges, and preferences of the Preferred Shares as follows:

Voting

The Preferred Shares are entitled to one vote per share and vote together with the voting common shares as a single class.

Conversion

The Preferred Shares are convertible, at the option of the holder at any time and without any additional consideration, into an equivalent number of common shares. In addition, upon (i) the closing of a Qualified Public Offering (defined as a firm commitment underwritten public offering of the Company’s equity securities to the public at a price per share of at least the greater of (a) $27.57 per share or (b) the sum of highest price per share paid for any preferred shares with privileges equivalent to the Series A convertible preferred shares in an offering of such shares made between September 2, 2009 and the date of the public offering, plus all accrued but unpaid preferred returns, dividends or the equivalent with respect to such Preferred Shares), (ii) the closing of a Qualified Liquidation/Change Control Event, or (iii) a Resolution of the Preferred Members, all issued and outstanding Preferred Shares shall automatically be converted into voting common shares on a one-for-one basis.

Liquidation

In the event of a voluntary or involuntary liquidation, proceeds or any other assets of the Company will be distributed as follows:

1.	Unreturned Capital on Series C convertible preferred shares
2.	Unreturned Capital on Series B convertible preferred shares
3.	Series A Preferred Return, if applicable
4.	Unreturned Capital on Series A convertible preferred shares
5.	Nonvoting and voting common shares

Any distribution remaining, after the Series C, B, and A preferred shareholders and nonvoting and voting common shareholders have received their portion in proportion to and to the extent of each such holders’ Unreturned Capital Amount, is distributed to the holders of all shares, pro rata in proportion to their overall percentage interest. The Unreturned Capital Amount for Series C, B, and A preferred shareholders as of December 31, 2017 was $23.9 million, $57.0 million, and $78.8 million, respectively. The Series A convertible preferred shareholders accrued a cumulative Series A Preferred Return at 10% per annum, until the initial closing of the Series B preferred share purchase agreement at July 29, 2015. The cumulative Series A Preferred Return was $22.5 million as of December 31, 2017.

Redemption

The Preferred Shares are not redeemable.

Preferred Share Issuances

During the year ended December 31, 2016, 0.9 million Series B convertible preferred shares were issued at $17.00 per share, with offering expenses of $0.7 million.

During the year ended December 31, 2017, 1.2 million Series C convertible preferred shares were issued at $19.30 per share, with offering expenses of $0.5 million.

During the nine months ended September 30, 2018 (unaudited), 2.4 million Series C convertible preferred shares were issued at $19.30 per share, with offering expenses of $1.5 million.

CIBUS GLOBAL, LTD.
Notes to Consolidated Financial Statements (continued)
(In thousands, expect share and per share data)

Voting Common Shares

Voting common shares are reserved for the conversion of Series A, B and C preferred shares and nonvoting common shares. Each voting common share entitles the holder to cast one vote at all member meetings. No voting common shares have been issued as of December 31, 2017.

9.	Warrants to Purchase Convertible Preferred Shares

The Company has warrants to purchase preferred shares outstanding at September 30, 2018 as follows:

	Preferred Shares Underlying Warrants	Weighted Average Exercise Price	Expiry Date
	(unaudited)
Series A convertible preferred shares	2,583,071	$18.47	2022-2027
Series B convertible preferred shares	50,882	$17.00	2022-2023
Series C convertible preferred shares	541,681	$19.30	2024-2027

The Company has warrants to purchase preferred shares outstanding at December 31, 2017 as follows:

	Preferred Shares Underlying Warrants	Weighted Average Exercise Price	Expiry Date
Series A convertible preferred shares	2,583,071	$18.47	2022-2027
Series B convertible preferred shares	50,882	$17.00	2022-2023
Series C convertible preferred shares	485,054	$19.30	2024-2027

Warrants To Purchase Series A Convertible Preferred Shares

The Company has outstanding warrants to purchase a total of 2.6 million shares of Series A convertible preferred shares at September 30, 2018 (unaudited), December 31, 2017 and 2016. These warrants were primarily issued in connection with the sale of Series A convertible preferred shares. Warrants to purchase 11,862 shares of Series A convertible preferred shares have exercise prices of $36.76 to $41.36 and expire between February 2022 and December 2023. Warrants to purchase 2.6 million shares of Series A convertible preferred shares have an exercise price of $18.38 and expire between September 2024 and January 2027. The warrants are equity classified.

On March 30, 2017 the Company modified the expiration date of 2.6 million outstanding warrants to purchase Series A convertible preferred shares. The modification extended the expiration date of each warrant five years from the then current expiration date. The incremental fair value associated with the modification was $5.3 million and was recorded as a deemed distribution to preferred shareholders within additional paid-in capital in the year ended December 31, 2017. The assumptions used in the Black-Scholes option pricing model to determine the fair value of the warrants as of March 30, 2017 were as follows:

	Pre-Modification	Post Modification
Risk-free interest rate	0.7% - 1.9%	1.9% - 2.4%
Expected volatility	45.2% - 47.8%	45.6% - 54.8%
Expected term (in years)	0.0 - 4.8	4.8 - 9.8
Expected dividend yield	—	—
Fair value of Series A convertible preferred shares	$7.08	$7.08

CIBUS GLOBAL, LTD.
Notes to Consolidated Financial Statements (continued)
(In thousands, expect share and per share data)

Warrants To Purchase Series B Convertible Preferred Shares

For services provided in connection with the 2016 Series B convertible preferred share offering the Company issued 26,819 warrants. Such warrants are fully exercisable and entitle the holder to purchase the Company’s Series B convertible preferred shares at an exercise price of $17.00 per share with a term of seven years from the date of issuance. The 2016 warrants are equity classified and were recorded as issuance costs of the Series B convertible preferred shares. The warrants were valued using the Black-Scholes option pricing model and were determined to have an aggregate fair value of $0.4 million.

Warrants To Purchase Series C Convertible Preferred Shares

In September 2017, the Company also issued 472,366 warrants to purchase Series C convertible preferred shares on a one-for-one basis to existing shareholders and directors of the board in connection with the conversion of the convertible promissory notes into Series C convertible preferred shares (Note 12). Such warrants are fully exercisable and entitle the holder to purchase the Company’s Series C convertible preferred shares at an exercise price of $19.30 per share with a ten-year term. The 2017 warrants were treated as a debt discount and the fair value of the warrants was recorded as interest expense on the consolidated statement of operations. The 2017 warrants were valued using the Black-Scholes option pricing model and were determined to have an aggregate fair value of $6.0 million. Assumptions used in the Black-Scholes option pricing model to determine fair value of the warrants include, risk free-interest rate of 2.27%, expected term of ten years, expected volatility of 54.8% and expected dividend yield of zero.

For services provided in connection with the offerings in 2017, the Company issued 12,688 warrants to purchase Series C convertible preferred shares. Such warrants are fully exercisable and entitle the holder to purchase the Company’s Series C convertible preferred shares at an exercise price of $19.30 per share with a seven-year term. The 2017 warrants are equity classified and were recorded as issuance cost of the Series C convertible preferred shares. The 2017 warrants were valued using the Black-Scholes option pricing model and were determined to have an aggregate fair value of $0.1 million.

For services provided in connection with the offerings in 2018, the Company issued 56,626 (unaudited) warrants to purchase Series C convertible preferred shares on a one-for-one basis. Such warrants will be fully exercisable and entitle the holder to purchase the Company’s Series C convertible preferred shares at an exercise price of $19.30 with a seven-year term. The 2018 warrants are equity classified and were recorded as issuance cost of the Series C convertible preferred shares. The 2018 warrants were valued using the Black-Scholes option pricing model and were determined to have an aggregate fair value of $0.6 million (unaudited).

10.	Nonvoting Common Shares and Share−Based Compensation

Nonvoting Common Shares

The Company’s nonvoting common shares include shares issued under the Company’s Stock Option Plan and shares issued under the Company’s Restricted Shares Plan.

The following table summarizes the Company’s nonvoting common shares according to these restrictions:

	September 30, 2018	December 31,
		2017	2016
	(unaudited)
Shares issued under the stock option plan	123,695	123,695	123,695
Shares issued under the restricted shares plan, subject to threshold values:
Restricted shares nonvested	1,795,896	1,180,769	523,150
Restricted shares vested	1,776,038	1,535,503	1,125,134
	3,571,934	2,716,272	1,648,284
Total nonvoting common shares outstanding	3,695,629	2,839,967	1,771,979

CIBUS GLOBAL, LTD.
Notes to Consolidated Financial Statements (continued)
(In thousands, expect share and per share data)

Nonvoting shareholders, except for restricted shares nonvested, are entitled to share in distributions from the Company after Series C, Series B and Series A preferred shareholders receive their distributions and with respect to shares issued under the restricted shares plan that have vested, the amount of the distribution exceeds a predetermined threshold value. Nonvoting common shares, except for restricted shares nonvested, are to be converted to voting common shares in the event of a closing of a qualified public offering of the shares of Cibus Global, Ltd., as defined in the Agreement.

Restricted Shares

The Company’s restricted shares are issued in accordance with the restricted shares purchase plan (“Restricted Shares Plan”) which allowed for a total of 2,910,585 shares to be issued as of December 31, 2017, which number will automatically increase in connection with any future equity financing transactions undertaken by the Company such that the total number of Common Shares which may be issued under the Restricted Shares Plan shall represent 15% of the Company’s outstanding equity on a fully-diluted basis. Under the Restricted Shares Plan, the Company issued restricted shares to members of the Board, employees, advisors, consultants or similar other service providers. The restricted shares are subject to both a vesting schedule and a defined threshold value, equal to the estimated fair value of a nonvoting common share on the issuance date. Restricted shares issued under the Restricted Shares Plan vest based on a grant date vesting schedule as determined by the Board of Directors, generally over a period of 48 months. Shares are sold to participants for $0.09 per share. Holders of vested shares are entitled to share in distributions from the Company after Series C, Series B and Series A preferred shareholders receive their distributions and the amount of the distribution exceeds the predetermined threshold value. The Restricted Shares Plan shall have a term ending on March 14, 2026, after which no additional shares shall be issued pursuant to the Restricted Shares Plan.

Under the Restricted Shares Plan, the Company may exercise the right to repurchase certain shares after the release of the vesting restriction if the holder ceases to provide continuous service to the Company. The repurchase price of vested shares is the fair value of the shares, as determined by the Company, at the date of the termination of continuous service subject to a previously defined threshold value. The repurchase price for non-vested shares is $0.09, which is the price at which the shares were initially purchased.

On March 30, 2017 the Company modified the threshold value of 1,648,374 restricted shares issued prior to December 31, 2016. The modification established the threshold value of the restricted shares at $4.50 per share. The weighted average threshold value of the restricted shares was $9.28 per share prior to the modification. The incremental expense associated with the modification was $2.0 million. The Company recognized $1.4 million of additional share-based compensation expense in the year ended December 31, 2017 associated with vested restricted shares. The remaining $0.6 million of incremental expense will be recognized straight-line over the remaining vesting period which ranges from one to three years.

As of December 31, 2017, 1,535,503 of the shares issued under the Restricted Shares Plan have vested in accordance with the terms of the underlying purchase agreements, which are subject to a threshold value of $4.50 per share, and 1,180,769 of the restricted shares are nonvested. In the event of a qualified public offering, as defined in the Agreement, vested shares convert to common shares at a conversion rate of the then-fair-market value of each vested share less the applicable threshold value of each vested share, divided by the value of the qualified offering price per share of common stock.

The grant date fair value of restricted shares during the years ended December 31, 2017 and 2016 and the nine months ended September 30, 2018 (unaudited) was determined in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation. During the year ending December 31, 2017 and the nine months ended September 30, 2018 (unaudited) the grant date fair value of restricted shares are determined using a probability-weighted expected return method (“PWERM”) using the fair value of the Company’s common shares. Under the PWERM methodology, the fair value of the Company’s securities are estimated based upon an analysis of hypothetical future exit values for the Company, assuming potential exit events and time horizons. The future security values are based on the expected future returns considering each of the hypothetical future exit events and the rights and preferences of each class of security in

CIBUS GLOBAL, LTD.
Notes to Consolidated Financial Statements (continued)
(In thousands, expect share and per share data)

each event. The future value of the securities under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the securities. The outcomes evaluated under the PWERM, at each exit date, include near term and long term liquidity events.

During the year ending December 31, 2016, the grant date fair value of restricted shares was determined using an option pricing model (“OPM”). Under the OPM, once the fair market value of the enterprise value is established, shares are valued creating a series of call options with exercise prices based on the liquidation preferences and conversion behavior of the different classes of equity. Accordingly, the aggregate equity value is allocated to each of the classes of equity shares issued and outstanding based on their rights and preferences. In order to determine the fair market value of the enterprise, the Company utilized a market approach to estimate the Company’s equity value.

The following table summarizes information regarding nonvested restricted shares:

	Number of Shares	Weighted Average Grant Date Fair Value
Restricted shares nonvested at January 1, 2017	523,150	$4.23

Granted	1,128,839	$3.12
Vested	(412,738)	$4.14
Repurchased	(58,482)	$2.94
Restricted shares nonvested at December 31, 2017	1,180,769	$3.22
Restricted shares vested at December 31, 2017	1,535,503
Total restricted shares outstanding under the restricted shares plan at December 31, 2017	2,716,272

Granted (unaudited)	915,604	$12.87
Vested (unaudited)	(244,582)	$4.87
Repurchased (unaudited)	(55,895)	$3.22
Restricted shares nonvested at September 30, 2018 (unaudited)	1,795,896	$8.00
Restricted shares vested at September 30, 2018 (unaudited)	1,776,038
Total restricted shares outstanding under the restricted shares plan at September 30, 2018 (unaudited)	3,571,934

The total fair value of restricted shares vested during the years ended December 31, 2017 and 2016 was $1.7 million and $0.9 million, respectively and $1.1 million and $1.5 million for the nine months ended September 30, 2018 and 2017 (unaudited), respectively.

Share-Based Compensation

The Company recognizes share-based compensation for the difference between the grant date fair value and the amount per share paid by the employee. The grant date fair value of restricted stock is estimated based on the valuation of the Company’s equity securities. Share-based compensation is recognized ratably over the vesting period. During the years ended December 31, 2017 and 2016, and the nine months ended September 30, 2018 and 2017 (unaudited), the Company recognized $2.6 million, $1.7 million, $1.6 million and $2.1 million, respectively, of share-based compensation related to restricted shares of which $1.9 million, $1.3 million, $1.2 million and $1.8 million, respectively, was included in selling, general and administrative expense and $0.7 million, $0.4 million, $0.4 million and $0.4 million, respectively, was included in research and development expense. The Company has unrecognized compensation costs related to restricted shares of $13.2 million and $3.1 million as of September 30, 2018 (unaudited) and December 31, 2017, and the weighted average period over which these costs are expected to be recognized is 3.20 years and 3.24 years, respectively.

CIBUS GLOBAL, LTD.
Notes to Consolidated Financial Statements (continued)
(In thousands, expect share and per share data)

Stock Options

The Company previously granted stock options to employees, non-employees, Board members and consultants. The Company terminated all outstanding options on June 30, 2016 and exchanged them for 28,718 restricted shares with a threshold value of $5.51 per share. There were no options outstanding at September 30, 2018 (unaudited), December 31, 2017 or 2016.

The vesting terms of the restricted shares exchanged for the options follow the original vesting schedule of the exchanged options, which resulted in 22,820 restricted shares vesting upon the exchange and the remainder of the restricted shares vesting quarterly through March 2019. Compensation expense recorded in 2016 related to the restricted shares issued in connection with the exchange amounted to $0.1 million.

There was no compensation expense related to stock options in the year ended December 31, 2017 or for the nine months ended September 30, 2018 (unaudited).

11.	Royalty Obligation – Related Parties

In 2014 the Company entered into a Warrant Transfer and Exchange Agreement (the “Warrant Exchange Agreement”) between the Company and certain Series A convertible preferred shareholders, including members of the Board and Management, who were also the holders of warrants to purchase Series A convertible preferred shares. Under the Warrant Exchange Agreement the holders of certain warrants (the “Royalty Holders”) were provided the right to exchange their warrants for future royalty payments equal to 10% of the Subject Revenues. Subject Revenues include all revenues earned by the Company, including consideration attributable to canola seed products and other crop traits developed using the Company’s RTDS, but excluding specifically, (i) revenues attributable to the Nucelis product line, (ii) amounts received from the sale or disposition of the Company’s assets to the extent the purchaser agreements to be bound by the Agreement, (iii) payments for the Company’s capital stock, and (iv) as well as revenues attributable to collaboration and research projects. Royalty payments will begin in the first fiscal quarter after which the aggregate Subject Revenues during any consecutive 12-month period equals or exceeds $50 million, at which point the Company will be obligated to pay all aggregated but unpaid payments under the Warrant Exchange Agreement. Additionally, the Company granted the Royalty Holders a continuing security interest in certain intellectual property of the Company to secure the payment and performance of the Company's obligations under the Warrant Exchange Agreement. The initial term of the Warrant Exchange Agreement is 30 years and may be extended for an additional 30-year term if the holders provide written notice and make a payment of $100. The exchange right was limited to 12,397,200 warrants, which were fully exchanged in 2014 and 2015. The aggregate value of warrants exchanged was $9.9 million and the amount was initially recorded as a Royalty Obligation liability in the years ended December 31, 2015 and 2014. Changes in the liability are accreted to interest expense using the effective interest method over the term of the royalty arrangement.

For purposes of determining the Royalty Obligation, the Company estimates the total amount of future royalty payments over the life of the agreement that it will be required to make to Royalty Holders. The estimated royalty payments are assessed at each reporting date. To the extent the amount or timing of such payments is materially different than the original estimate, the Company will prospectively adjust the effective interest rate and resulting accretion of interest. There are a number of factors that could materially affect the amount and timing of royalty payments such as the sales or licensing of certain products or traits being delayed, being less than expected or being higher than expected. If sales by the Company are less than expected, the interest expense recorded by the Company would be less over the term of the Royalty Obligation. Conversely, if sales by the Company are more than expected, the interest expense recorded by the Company would be greater over the term of the Royalty Obligation. The Company’s estimate resulted in an effective annual interest rate of 28.9% and 29.7% as of September 30, 2018 (unaudited) and December 31, 2017, respectively.

CIBUS GLOBAL, LTD.
Notes to Consolidated Financial Statements (continued)
(In thousands, expect share and per share data)

The Royalty Obligation activity is as follows (in thousands):

	September 30, 2018	December 31,
		2017	2016
	(unaudited)
Royalty obligation at January 1,	$20,935	$15,676	$11,451
Interest expense recognized	4,867	5,259	4,225
Royalty obligation ending balance	$25,802	$20,935	$15,676
12.	Related Party Transactions

Convertible Promissory Notes

In 2017, the Company received additional funding from existing shareholders and directors of the Board through the issuance of $9.0 million of convertible promissory notes which accrued interest at a rate of 5% per annum. On September 21, 2017, the outstanding principal of $9.0 million and accrued interest of $0.1 million for the convertible promissory notes were converted into 472,366 Series C convertible preferred shares at $19.30 each. In connection with the conversion of the convertible promissory notes, the Company issued 472,366 warrants to purchase Series C convertible preferred shares, effective September 21, 2017 (Note 9). The Company recorded $6.0 million of interest expense during 2017 related to the issuance of the warrants.

Due to Related Parties

The Company entered into an arrangement with a company controlled by a director of the Board under which research and development services were performed for the Company. The Company incurred $0.4 million and $0.1 million, (refer to Note 17 − Revision of Previously Issued Audited Financial Statements for the Year Ended December 31, 2016) of research and development expenses under this arrangement for the years ended December 31, 2017 and 2016, respectively and $0.4 million and $0.3 million for the nine months ended September 30, 2018 and 2017 (unaudited), respectively. In 2017, the service provider transferred its rights to amounts owed to another entity wholly owned by the same director. In each of the years ended December 31, 2017 and 2016, and for the nine months ended September 30, 2017 (unaudited) the Company calculated imputed interest at an interest rate of 10% per annum, resulting in $0.1 million of imputed interest expense being reported on the amount due to the related party as an additional contribution of capital. No imputed interest expense was recorded during the nine months ended September 30, 2018 (unaudited).

In February 2018, the Company issued 56,141 (unaudited) Series C preferred shares at $19.30 per share to the director in exchange for the full settlement of the amount owed under the research and development services arrangement.

Due from Related Parties

Due from related parties is recorded at the amounts billed to the related parties for services provided or product sold. The Company makes judgements as to its ability to collect amounts outstanding from related parties and provides an allowance for amounts due when collection becomes doubtful. Amounts due from related parties are written off when management believes that all realistic efforts to collect the amounts outstanding have been exhausted. The allowance for amounts due from related parties is estimated by management based on the current collection experience and estimate of remaining collectability.

License and Marketing Agreement

In July 2012, the Company entered into a license and marketing agreement with Rotam Trait Development Company Ltd (“Rotam”), which is controlled by a member of its Board. Under the agreement the Company develops and commercializes certain crop varieties that include traits produced using the Company’s proprietary technology. This agreement imposes various research and development activities on the Company for developing such traits, where Rotam provides funding for the research and development activities, ensures registration of the seed varieties, chemical registration and marketing of the developed traits.

CIBUS GLOBAL, LTD.
Notes to Consolidated Financial Statements (continued)
(In thousands, expect share and per share data)

During the year ended December 31, 2016, the Company received cash of $0.4 million under the agreement, and recognized revenues of $0.4 million. There was no cash received or revenue recognized under this agreement in the year ended December 31, 2017 or for the nine months ended September 30, 2018 (unaudited).

Under the terms of the agreement the Company has granted an exclusive royalty-bearing license, to make, sell and import the products containing the trait for the sole purpose of commercialization and sale of these products. The commercial committee, as established by the parties, will decide on the sub-licensing of products.

13.	Supplemental Cash Flow Information

Non-cash investing and financing transactions are as follows (in thousands):

	Nine Months Ended September 30,		Year Ended December 31,
	2018	2017	2017	2016
	(unaudited)
Supplemental disclosure of cash flow information
Cash paid for interest	$55	$78	$78	$57

Supplemental disclosures of noncash investing and financing activities
Property and equipment acquired through accounts payable	$—	$—	$—	$125

Conversion of accrued expenses into Series A convertible preferred shares	$—	$122	$122	$59

Conversion of accrued expenses into warrants to purchase convertible preferred shares	$579	$110	$126	$365

Conversion of accrued expenses into Series C convertible preferred shares	$1,084	$117	$117	$—

Conversion of accrued expenses into restricted shares	$—	$8	$8	$123

Conversion of notes payable from existing shareholders into Series C convertible preferred shares	$—	$9,000	$9,000	$—

Series C convertible preferred share offering costs included in accounts payable	$—	$357	$357	$—

Capitalized deferred offering costs in other assets	$1,132	$—	$—	$—

Capitalized deferred offering costs in accrued expenses	$1,132	$—	$—	$—
14.	Collaboration Agreement

Grant Agreement

In November 2013, the Company entered in to a grant agreement with a charitable organization, The Bill & Melinda Gates Foundation (the “Foundation”), to develop cassava plant varieties for Nigerian farmers that are compatible with a modern and appropriate weed management system. Under the development arrangement, the Company has agreed to provide Global Access to the herbicide tolerant cassava plants developed through the project. Global Access requires that (a) the knowledge and information gained from the Project be promptly and

CIBUS GLOBAL, LTD.
Notes to Consolidated Financial Statements (continued)
(In thousands, expect share and per share data)

broadly disseminated and (b) the Funded Developments be made available and accessible at an affordable price (i) to people most in need within developing countries or (ii) in support of the U.S. educational system and public libraries. The term “developing countries” in regard to Global Access refers to the 50+ poorest countries determined by the World Bank list.

Under the agreement, the Company has received $2.6 million for the development of such varieties through December 31, 2017 based upon the performance of certain research and development activities. During each of the years ended December 31, 2017 and 2016, the Company received cash of $0.5 million under the agreement, and recognized revenues of $0.7 million and $0.8 million, respectively. During the nine months ended September 30, 2018 and 2017 (unaudited), the Company recognized revenues of $0.3 million and $0.7 million, respectively.

Research and Development Agreement

In August 2018, the Company entered into an eighteen-month research and development agreement with a China-based producer and marketer of specialty ingredients (the “Producer”) under which the Company will employ its Nucelis suite of technologies, including the Rapid Trait Development System (“RTDS”) to develop a series of bacterial strains with specific traits for the Producer. Under the agreement, the Company is entitled to an upfront cash payment, conditional payments based on achieving certain milestones and royalties based on the Producer’s commercial sales of products made using the bacterial strains. As of September 30, 2018 (unaudited), the Company has received $0.9 million related to the upfront payment recorded as deferred revenue. The Company has determined the transaction price to be $3.0 million, inclusive of a $1.0 million milestone payment once the milestone has been achieved.

15.	Deferred Rent

The Company records rent expense on a straight-line basis over the lease term. Deferred rent is recorded for the accumulated difference between the actual rent and the recognized rent expenses over the term of the lease and results from certain rent escalation clauses and rent abatements. Deferred rent was $0.1 million, $0.4 million and $0.7 million as of September 30, 2018 (unaudited), December 31, 2017 and 2016, respectively.

16.	Commitments and Contingencies

Operating Leases

The Company leases its premises under a non-cancelable operating lease that expires in December 2018. The Company is also responsible for real estate taxes and other charges under the terms of the lease. During the years ended December 31, 2017 and 2016, rent expense under these leases, net of sublease income, was $1.7 million for each year. During the nine months ended September 30, 2018 and 2017 (unaudited), rent expense under these leases, net of sublease income, was $1.5 million for each period.

Aggregate future minimum payments under operating leases as of December 31, 2017 are as follows (in thousands):

Years Ending December 31,
2018	$1,966
Thereafter	—
$1,966

Litigation

The Company is subject to potential liabilities under various claims and legal actions that are pending or may be asserted.

These matters arise in the ordinary course and conduct of the business. The Company regularly assesses contingencies to determine the degree of probability and range of possible loss for potential accrual in the financial statements. An estimated loss contingency is accrued in the consolidated financial statements if it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

CIBUS GLOBAL, LTD.
Notes to Consolidated Financial Statements (continued)
(In thousands, expect share and per share data)

17.	Revision of Previously Issued Audited Financial Statements for the Year Ended December 31, 2016

In preparing the 2017 consolidated financial statements, the Company identified an error related to the accounting and presentation of a transaction with a company controlled by a director of the Board. The Company did not record expenses related to certain development services provided in 2014 through 2016 by this related party (Note 12). In correcting the error, the Company also corrected immaterial items related to the understatement of operating expenses in 2016. Management assessed these errors both individually and in the aggregate in relation to the annual consolidated financial statements as of and for the year ended December 31, 2016 and all previously issued financial statements and determined that the errors were not material to the consolidated financial statements. Accordingly, the Company corrected the errors through a revision of the consolidated financial statements as of and for the year ended December 31, 2016 as outlined below. In addition, the cumulative impact of the understatement of expenses in years prior to 2016 resulted in an adjustment to total shareholders’ deficit of $0.3 million as of January 1, 2016.

The effects of this revision to the consolidated financial statements as of and for the year ended December 31, 2016 are as follows (in thousands, except for per share data):

	December 31, 2016
	As Previously Reported	Adjustments	As Revised
Consolidated Balance Sheet
Inventory	$862	$(64)	$798
Total current assets	8,801	(64)	8,737
Total assets	13,254	(64)	13,190
Accrued expenses	1,884	336	2,220
Due to related party	—	684	684
Total current liabilities	4,527	1,020	5,547
Total liabilities	21,095	1,020	22,115
Additional paid-in capital	33,292	(92)	33,200
Accumulated deficit	(152,244)	(992)	(153,236)
Total shareholders’ deficit	(7,841)	(1,084)	(8,925)
	Year Ended December 31, 2016
	As Previously Reported	Adjustments	As Revised
Consolidated Statement of Operations
Cost of product sales	$913	$94	$1,007
Selling, general and administrative	13,174	(122)	13,052
Research and development	19,502	352	19,854
Total operating expenses	33,589	324	33,913
Loss from operations	(31,356)	(324)	(31,680)
Interest expense - related parties	—	61	61
Interest expense, royalty obligation - related parties	3,984	241	4,225
Total other (income) expense, net	4,057	302	4,359
Net loss	(35,513)	(626)	(36,139)
Net loss per share attributable to common shareholders, basic and diluted	(32.02)	(0.56)	(32.58)

Consolidated Statement of Comprehensive Loss
Net loss	$(35,513)	$(626)	$(36,139)
Comprehensive loss	(35,506)	(626)	(36,132)

Consolidated Statement of Cash Flows
Net loss	$(35,513)	$(626)	$(36,139)
Share-based compensation	1,913	(182)	1,731
Interest expense - related parties	—	61	61
Inventory	(793)	64	(729)
Accrued expenses	618	336	954
Due to related party	—	106	106
Interest payable, royalty obligation - related parties	3,984	241	4,225

CIBUS GLOBAL, LTD.
Notes to Consolidated Financial Statements (continued)
(In thousands, expect share and per share data)

18.	Subsequent Events

For the purpose of the financial statements as of December 31, 2017 and the year then ended, the Company identified subsequent events through September 28, 2018, the date on which the financial statements were available to be issued. The Company has also evaluated subsequent events through February 4, 2019, for the effects of the reverse share split described in Note 1. Material subsequent events are summarized as follows:

On February 16, 2018, the Company closed a third offering round where an additional 1.9 million Series C convertible preferred shares were issued at $19.30 each, resulting in gross proceeds of $35.8 million. Total offering expenses for the offering round amounted to $1.3 million.

On June 13, 2018, the Company closed a fourth offering round where an additional 0.5 million Series C convertible preferred shares were issued at $19.30 each, resulting in gross proceeds of $10.0 million. Total offering expenses for the offering round amounted to $0.2 million.

For services provided in connection with the third and fourth rounds, the Company issued 56,626 warrants to purchase Series C convertible preferred shares on a one-for-one basis. Such warrants will be fully exercisable and entitle the holder to purchase the Company’s Series C convertible preferred shares at an exercise price of $19.30 with a seven-year term.

In August 2018, the Company entered into a research and development agreement with a China-based producer and marketer of specialty ingredients (the “Producer”) under which the Company will employ its Nucelis suite of technologies, including the Rapid Trait Development System (“RTDS”) to develop a series of bacterial strains with specific traits for the Producer. Under the agreement the Company is entitled to an upfront cash payment, conditional payments based on achieving certain milestones and royalties based on the Producer’s commercial sales of products made using the bacterial strains. As of September 28, 2018, the Company has received $0.9 million related to the upfront payment.

On September 24, 2018, the Company issued 0.9 million restricted shares under the Restricted Shares Plan (Note 10) of which 0.6 million will vest in full on November 21, 2021, 0.3 million will vest over four years in accordance with the terms of the underlying purchase agreements, 37,341 are fully vested on the issuance date and 13,274 will fully vest upon a successful IPO. All of the restricted shares issued are subject to a threshold value of $16.27.

19.	Subsequent Events (unaudited)

For the purpose of the unaudited financial statements as of September 30, 2018 and the nine-month period then ended, the Company identified subsequent events through November 16, 2018, the date on which the unaudited consolidated financial statements were available to be issued. The Company has also evaluated subsequent events through February 4, 2019, for the effects of the reverse share split described herein. This reverse share split of the Company’s common and convertible preferred shares at a ratio of one share for every 9.1908 shares previously held became effective on February   , 2019. Accordingly, all share and per share data for all periods presented in the unaudited consolidated financial statements and notes thereto, have been adjusted retrospectively, where applicable, to reflect the reverse share split.

6,666,667 Shares

Class A Common Stock

PRELIMINARY PROSPECTUS

Morgan Stanley	BofA Merrill Lynch

Piper Jaffray

BMO Capital Markets

            , 2019

Through and including           , 2019 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotment or subscription.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Amount to Be Paid
SEC registration fee	$14,868
FINRA filing fee	18,900
Nasdaq listing fee	25,000
Transfer agent’s and registrar’s fees	10,000
Printing and engraving expenses	200,000
Legal fees and expenses	2,084,951
Accounting fees and expenses	620,969
Miscellaneous	225,312
Total	$3,200,000
*	To be completed by amendment

Each of the amounts set forth above, other than the SEC registration fee, the Nasdaq listing fee and the FINRA filing fee, is an estimate.

Item 14. Indemnification of Directors and Officers

Effective as of the closing of this offering, we re-domesticated from a British Virgin Islands business company into a Delaware corporation and changed our name to Cibus Corp. In connection with this domestication, we will adopt a certificate of incorporation and bylaws and following this offering will be governed by the Delaware General Corporation Law (the “DGCL”). Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with specified actions, suits, and proceedings, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys' fees, actually and reasonably incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement, or otherwise.

Our certificate of incorporation and bylaws will limit the liability of our directors for monetary damages for a breach of fiduciary duty as a director to the fullest extent permitted by the DGCL. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for: (i) any breach of their duty of loyalty to our company or our stockholders; (ii) any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or (iv) any transaction from which they derived an improper personal benefit. In addition, our certificate of incorporation will provide that we (x) will indemnify any person made, or threatened to be made, a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our directors or officers or, while a director or officer, is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan, or other enterprise and (y) must advance expenses paid or incurred by a director, or that such director determines are reasonably likely to be paid or incurred by him or her, in advance of the final disposition of any action, suit, or proceeding upon request by him or her.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission, or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL.

We intend to enter into agreements to indemnify our directors and officers. These agreements will provide for indemnification of our directors and officers to the fullest extent permitted by applicable Delaware law against all expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in actions or proceedings, including actions by us or in our right, arising out of such person’s services as our director or officer, any of our subsidiaries or any other company or enterprise to which the person provided services at our Company’s request.

We maintain directors’ and officers’ liability insurance, which covers directors and officers of our Company against certain claims or liabilities arising out of the performance of their duties.

The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification of our directors and officers by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

On January 1, 2015, the Company issued 0.2 million Series A convertible preferred shares for aggregate consideration of $1.8 million. There were no underwriters for the offering, which was made to a class of accredited investors. The Series A convertible preferred shares were issued pursuant to Rule 506 under the Securities Act. On January 1, 2015 the Company issued 31 Series A convertible preferred shares to a director for services performed on behalf of the Company. There were no underwriters for the offering, which was made to an accredited investor. The Series A convertible preferred shares were issued pursuant to Section 4(a)(2) of the Securities Act.

On July 29, 2015, the Company issued 1.7 million Series B convertible preferred shares for aggregate consideration of $29.5 million. On December 30, 2015, the Company issued 0.7 million Series B convertible preferred shares for aggregate consideration of $12.6 million. There were no underwriters for the offering, which was made to a class of accredited investors. For services provided in connection with the 2015 Series B convertible preferred share offering, on September 30, 2015, the Company issued 24,063 warrants to Trout Capital, LLC (“Trout Capital”). Such warrants are fully exercisable and entitle the holder to purchase the Company’s Series B convertible preferred shares at an exercise price of $17.00 per share with a term of seven years from the date of issuance. The Series B convertible preferred shares were issued pursuant to Rule 506 under the Securities Act and the warrants were issued pursuant to Section 4(a)(2) of the Securities Act.

On December 31, 2015 the Company issued 1,198 Series A convertible preferred shares to certain directors for services performed on behalf of the Company. There were no underwriters for the offering, which was made to a class of accredited investors. The Series A convertible preferred shares were issued pursuant to Section 4(a)(2) of the Securities Act.

On March 8, 2016, the Company issued 0.5 million Series B convertible preferred shares for aggregate consideration of $9.3 million. On July 29, 2016, the Company issued 0.3 million Series B convertible preferred shares for aggregate consideration of $5.1 million. On August 18, 2016, the Company issued an additional 29,377 Series B convertible preferred shares for aggregate consideration of $500,000. There were no underwriters for the offering, which was made to a class of accredited investors. For services provided in connection with the 2016 Series B convertible preferred share offering, the Company issued Trout Capital 21,879 warrants on March 31, 2016 and 4,940 warrants on September 30, 2016. Such warrants are fully exercisable and entitle the holder to purchase the Company’s Series B convertible preferred shares at an exercise price of $17.00 per share with a term of seven years from the date of issuance. The Series B convertible preferred shares were issued pursuant to Rule 506 under the Securities Act and the warrants were issued pursuant to Section 4(a)(2) of the Securities Act.

On September 21, 2017, the Company issued 1.0 million Series C convertible preferred shares for aggregate consideration of $19.1 million. On December 19, 2017, the Company issued an additional 0.2 million Series C convertible preferred shares for aggregate consideration of $4.7 million. There were no underwriters for the offering, which was made to a class of accredited investors. For services provided in connection with the 2017 Series C convertible preferred share offering, the Company issued Trout Capital 9,113 warrants on September 21, 2017 and 3,575 warrants on December 19, 2017. Such warrants are fully exercisable and entitle the holder to purchase the Company’s Series C convertible preferred shares at an exercise price of $19.30 per share with a term of seven years from the date of issuance. The Series C convertible preferred shares were issued pursuant to Rule 506 under the Securities Act and the warrants were issued pursuant to Section 4(a)(2) of the Securities Act.

On September 21, 2017, the Company also issued 472,366 warrants to purchase Series C convertible preferred shares on a one-for-one basis to existing stockholders and directors of the board in connection with the conversion of the convertible promissory notes into Series C convertible preferred shares. Such warrants are fully exercisable and entitle the holder to purchase the Company’s Series C convertible preferred shares at an exercise price of $19.30 per share with a ten-year term. The warrants were issued pursuant to Section 4(a)(2) of the Securities Act.

On February 16, 2018, the Company issued 1.9 million Series C convertible preferred shares for aggregate consideration of $35.8 million. On June 13, 2018, the Company issued an additional 0.5 million Series C convertible preferred shares for aggregate consideration of $9.9 million. There were no underwriters for the offering, which was made to a class of accredited investors. For services provided in connection with the 2018 Series C convertible preferred share offering, the Company issued Trout Capital 49,471 warrants on February 16, 2018 and 7,156 warrants on June 13, 2018. Such warrants are fully exercisable and entitle the holder to purchase the Company’s Series C convertible preferred shares at an exercise price of $19.30 per share with a term of seven years from the date of issuance. The Series C convertible preferred shares were issued pursuant to Rule 506 under the Securities Act and the warrants were issued pursuant to Section 4(a)(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

Exhibit Number	Description
1.1	Form of Underwriting Agreement
3.1	Form of Certificate of Incorporation
3.2	Form of Bylaws
5.1	Form of Opinion of Jones Day
10.1*	Supply and Marketing Collaboration Agreement, by and between Cibus US LLC, Cibus Europe B.V. and Amaethon Environmental Limited, dated as of December 19, 2018 (effective as of October 1, 2018)
10.2*#
Warrant Transfer and Exchange Agreement, by and between Cibus Global, Ltd., the Persons and Entities named therein as Sellers and Rory Riggs, as the Seller Representative, dated as of December 31, 2014

10.3*#	Intellectual Property Security Agreement, by and between each of the Grantor Entities named therein and Rory Riggs, dated as of December 31, 2014
10.4+	Form of 2019 Equity and Incentive Compensation Plan
10.5	Form of 2019 Employee Stock Purchase Plan
10.6*+	Employment Agreement, by and between Peter Beetham, Ph.D. and Cibus Global, Ltd., dated as of November 15, 2018
10.7*+	Employment Agreement, by and between Jim Hinrichs and Cibus Global, Ltd., dated as of November 15, 2018
10.8+	Employment Agreement, by and between Greg Gocal, Ph.D. and Cibus Global, Ltd., dated as of November 15, 2018
10.9+	Offer Letter, by and between Sam Samad and Cibus Global, Ltd., dated as of January 30, 2019
10.10	Form of Nonqualified Stock Option Agreement for Executives
10.11	Form of Nonqualified Stock Option Agreement for Director
10.12	Form of Restricted Stock Unit Agreement for Executives
10.13	Form of Restricted Stock Unit Agreement for Non-Employee Directors
10.14(1)	Warrant to Purchase Series A Preferred Stock, between Jean-Pierre Lehmann and Cibus Global, Ltd., effective December 31, 2012
10.15(1)	Warrant to Purchase Series A Preferred Stock, between Jean-Pierre Lehmann and Cibus Global, Ltd., effective December 31, 2014
10.16	Warrant to Purchase Series C Preferred Stock, between Jean-Pierre Lehmann and Cibus Global, Ltd., effective September 21, 2017
10.17	Warrant to Purchase Series C Preferred Stock, between Rory Riggs and Cibus Global, Ltd., effective September 21, 2017

Exhibit Number	Description
10.18	Amended and Restated Registration Rights Agreement, dated September 21, 2017 among Cibus Global, Ltd. and the investors listed on Schedule A thereto
10.19	Form of Indemnification Agreement
21.1*	List of Subsidiaries
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Jones Day (included in Exhibit 5.1)
24.1*	Power of Attorney (included on signature page)
99.1	Consent of Director Nominee (Sam Samad)

*	Previously filed.
#	Confidential treatment has been granted for certain information contained in this exhibit. Such information has been omitted and filed separately with the Securities and Exchange Commission.
+	Compensatory plan or arrangement.
(1)	The warrant is substantially identical in all material respects to the other warrants that are otherwise required to be filed as exhibits, except as to the warrantholder and the warrants subject to such agreement. In accordance with instruction no. 2 to Item 601 of Regulation S-K, the registrant has filed a copy of only one of such warrants, with a schedule identifying the other warrants omitted and setting forth the material details in which such warrants differ from the agreement that was filed. The registrant acknowledges that the Securities and Exchange Commission may at any time in its discretion require filing of copies of any agreement so omitted.

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Diego, State of California, on February 4, 2019.

Cibus Global, Ltd.

By:	/s/ Peter Beetham
	Name:	Peter Beetham, Ph.D.
	Title:	Chief Executive Officer & President & Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Peter Beetham	Chief Executive Officer & President & Director (principal executive officer)	February 4, 2019
Peter Beetham, Ph.D.

/s/ Jim Hinrichs	Chief Financial Officer (principal financial officer)	February 4, 2019
Jim Hinrichs

*	Chief Accounting Officer (principal accounting officer)	February 4, 2019
Jonathan Wygant

*	Chairman	February 4, 2019
Rory Riggs

*	Vice Chairman	February 4, 2019
Gerhard Prante, Ph.D.

*	Director	February 4, 2019
Mark Finn

*	Director	February 4, 2019
Jean-Pierre Lehmann

*	Director	February 4, 2019
Eugene Linden

Signature	Title	Date

*	Director	February 4, 2019
Mark Lu

*	Director	February 4, 2019
Alain Pompidou, Ph.D.

*	Director	February 4, 2019
Keith Walker, Ph.D.
*By:	/s/ Peter Beetham
Peter Beetham, Ph.D. Attorney-in-fact